2023 ANNUAL REPORT

Invest in the Future with CONFIDENCE

ASSURED GUARANTY®

A STRONGER BOND

PROVEN

Strength | Stability | Resilience

For nearly four decades, Assured Guaranty has helped to lower the cost of building and maintaining essential public infrastructure. Bond issuers use our credit enhancement to gain more efficient access to capital markets. Bond investors rely on our unconditional and irrevocable guaranty of timely debt service payments and enjoy the added value of our credit selection, underwriting and surveillance. We have assisted in expanding the buying power of consumers and the financial resources of businesses by guaranteeing structured financings, and have provided tools and resources for institutions to manage capital more efficiently. With this value proposition and our financial strength; risk management discipline; and strategic vision, execution and diversification, Assured Guaranty is well positioned for future growth.

The Proven Leader In Bond Insurance

Assured Guaranty Ltd. is a publicly traded (NYSE: AGO), Bermuda-based holding company. Through its subsidiaries, Assured Guaranty Ltd. (together with its subsidiaries, Assured Guaranty) provides credit enhancement products to the U.S. and non-U.S. public finance, infrastructure and structured finance markets. Assured Guaranty also participates in the asset management business through its ownership interest in Sound Point Capital Management, LP and certain of its investment management affiliates. More information on Assured Guaranty can be found at AssuredGuaranty.com.

Please see the inside back cover for the forward-looking statements disclaimer.



Dominic J. Frederico
PRESIDENT AND CHIEF EXECUTIVE OFFICER

To Our Shareholders, Policyholders and Clients

Assured Guaranty performed exceptionally well in 2023.

- We earned a record $10.78 of adjusted operating income* per share, 160% more than in the prior year, reflecting the cumulative effect of our long-standing strategic initiatives across all aspects of the business.

- We demonstrated again the power of our diversified production strategy, as our U.S. public finance, non-U.S. public finance and global structured finance businesses combined to produce a present value of new business production (PVP*) totaling $404 million in 2023. This was almost 8% more than in 2022 and the sixth consecutive year in which new business production generated more than $350 million of PVP.*

- In U.S. public finance, we led the municipal bond insurance industry to its highest market penetration since 2008, guaranteeing 61% of new-issue insured par sold.

- Our global structured finance business more than doubled the PVP* it wrote in the previous year and produced its highest direct PVP* amount since 2009. And in non-U.S. public finance, our PVP* increased 22% year over year.

- We brought key measures of shareholder value per share to new year-end highs. Shareholders' equity per share increased 18% to $101.63, adjusted operating shareholders' equity* per share increased 13% to $106.54, and adjusted book value* per share rose 10% to $155.92.

- We returned $267 million to shareholders through our capital management program and dividends. We repurchased a total of 3.2 million common shares for $199 million. We also declared dividends of $68 million in 2023, and our board, in February 2024, approved an increase in our quarterly dividend for the thirteenth consecutive year. The quarterly dividend of $0.31 per common share declared on February 21, 2024 represents an increase of almost 11% over our previous quarterly dividend.

A Major Accomplishment in Asset Management

Importantly, in 2023, we transformed our asset management business with the completion of a milestone transaction in which we contributed substantially all of our asset management business (AssuredIM) to Sound Point Capital Management, LP (together with certain of its investment management affiliates, Sound Point). In return, we received an approximately 30% interest in the combined entity. The Sound Point transaction, together with a separate sale of the remainder of our asset management business, resulted in a $222 million pre-tax gain, net of expenses.

The Sound Point transaction significantly advances our asset management and alternative investment strategies. It provides us with a fee-based earnings stream through our equity interest in an asset management firm that has greater scale and distribution capabilities, and it opens

(Continues on page 6)

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* On all pages, an asterisk denotes a non-GAAP financial measure. For definitions, please refer to the section entitled "Non-GAAP Financial Measures" on pages 95-99 in the Form 10-K at the back of this book. For five-year reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures, please refer to pages 2, 4 and 17 of this Annual Report.

Adjusted Operating Income* Reconciliation

Year Ended December 31,

(dollars in millions, except per share amounts)	2023 Total	2023 Per Diluted Share	2022 Total	2022 Per Diluted Share	2021 Total	2021 Per Diluted Share	2020 Total	2020 Per Diluted Share	2019 Total	2019 Per Diluted Share
Net income (loss) attributable to Assured Guaranty Ltd. (AGL)	**$739**	**$12.30**	**$124**	**$1.92**	**$389**	**$5.23**	**$362**	**$4.19**	**$402**	**$4.00**
Less pre-tax adjustments:										
Realized gains (losses) on investments	(14)	(0.23)	(56)	(0.87)	15	0.20	18	0.21	22	0.22
Non-credit impairment-related unrealized fair value gains (losses) on credit derivatives	106	1.75	(18)	(0.27)	(64)	(0.85)	65	0.75	(10)	(0.11)
Fair value gains (losses) on committed capital securities (CCS)	(35)	(0.57)	24	0.37	(28)	(0.38)	(1)	(0.01)	(22)	(0.22)
Foreign exchange gains (losses) on remeasurement of premiums receivable and loss and loss adjustment expense (LAE) reserves	51	0.84	(110)	(1.72)	(21)	(0.29)	42	0.49	22	0.21
Total pre-tax adjustments	108	1.79	(160)	(2.49)	(98)	(1.32)	124	1.44	12	0.10
Less tax effect on pre-tax adjustments	(17)	(0.27)	17	0.27	17	0.23	(18)	(0.22)	(1)	(0.01)
Adjusted Operating Income*	$648	$10.78	$267	$4.14	$470	$6.32	$256	$2.97	$391	$3.91

Adjusted Operating Income* Per Share



Net Investment Income
(dollars in millions)



Insurance Segment	'19	'20	'21	'22	'23
Insurance Segment Net Investment Income	$383	$310	$280	$278	$370
Fair value gains (losses) on trading securities	—	—	—	(34)	74
Insurance segment equity in earnings*	2	61	144	(51)	82
Total	$385	$371	$424	$193	$526

Segment equity in earnings and net investment income (NII) differ from consolidated equity in earnings and NII because of the effects of consolidated variable interest entities including certain funds.

In an outstanding year, Assured Guaranty earned $10.78 of adjusted operating income[*] per share, an annual increase of 160%, and generated $404 million of PVP[*].

Adjusted Book Value* Reconciliation

(dollars in millions, except per share amounts)	2023 Total	2023 Per Share	2022 Total	2022 Per Share	2021 Total	2021 Per Share	2020 Total	2020 Per Share	2019 Total	2019 Per Share
Reconciliation of shareholders' equity to adjusted book value*:										
Shareholders' equity attributable to AGL	**$5,713**	**$101.63**	**$5,064**	**$85.80**	**$6,292**	**$93.19**	**$6,643**	**$85.66**	**$6,639**	**$71.18**
Less pre-tax adjustments:										
Non-credit impairment-related unrealized fair value gains (losses) on credit derivatives	34	0.61	(71)	(1.21)	(54)	(0.80)	9	0.12	(56)	(0.60)
Fair value gains (losses) on CCS	13	0.22	47	0.80	23	0.34	52	0.66	52	0.56
Unrealized gain (loss) on investment portfolio	(361)	(6.40)	(523)	(8.86)	404	5.99	611	7.89	486	5.21
Less tax effect on pre-tax adjustments	37	0.66	68	1.15	(72)	(1.07)	(116)	(1.50)	(89)	(0.95)
Adjusted operating shareholders' equity*	5,990	106.54	5,543	93.92	5,991	88.73	6,087	78.49	6,246	66.96
Pre-tax adjustments:										
Less: Deferred acquisition costs	161	2.87	147	2.48	131	1.95	119	1.54	111	1.19
Plus: Net present value of estimated net future revenue	199	3.54	157	2.66	160	2.37	182	2.35	206	2.20
Plus: Net deferred premium revenue on financial guaranty contracts in excess of expected loss to be expensed	3,436	61.12	3,428	58.10	3,402	50.40	3,355	43.27	3,296	35.34
Plus tax effect on pre-tax adjustments	(699)	(12.41)	(602)	(10.22)	(599)	(8.88)	(597)	(7.70)	(590)	(6.32)
Adjusted Book Value*	$8,765	$155.92	$8,379	$141.98	$8,823	$130.67	$8,908	$114.87	$9,047	$96.99

Consolidated Claims-Paying Resources♦ and Insured Portfolio Leverage

(dollars in millions at year-end)

- Consolidated claims-paying resources (statutory basis)
- Ratio of statutory net exposure to total claims-paying resources



♦ *Aggregate data for insurance companies within the Assured Guaranty Ltd. group. Claims on each insurance subsidiary's guarantees are paid from that subsidiary's separate claims-paying resources. Details in the latest Assured Guaranty Ltd. Financial Supplement at assuredguaranty.com/agldata.*

Adjusted Book Value* Per Share

- Net present value of estimated net future revenue, and net deferred premium revenue on financial guaranty contracts in excess of expected loss to be expensed less deferred acquisition costs, after tax
- Adjusted operating shareholders' equity* per share



We brought key measures of shareholder value per share to new year-end highs, including shareholders' equity, adjusted operating shareholders' equity* and adjusted book value*.

By insuring almost $20 billion of insured bonds sold in the primary municipal market - a more than 60% market share - we led the municipal bond insurance industry to its highest annual penetration rate since 2008.

up a broader range of alternative investment opportunities. We believe this strategic transaction should be a strong driver to further increase and diversify our earnings. It allows us to participate in a fee-based earnings stream that is independent of our risk-based insurance premiums, as well as to improve our investment returns by increasing the allocation of alternative investments in our investment portfolio.

A Great Year in Insurance Production
Our $404 million of PVP* in 2023 was an outstanding result, especially because, for most of the year, we faced a relative lack of supply due to reduced new issuance in our principal market, U.S. public finance.

The diversification benefit of our three-pronged origination strategy paid off as intended, as we produced significant growth in both our non-U.S. public finance and global structured finance businesses. While the $212 million of U.S. public finance PVP* was, as usual, the largest contributor to our total PVP,* global structured finance had a historic year, producing $109 million of PVP,* and we increased non-U.S. public finance PVP* year over year by 22% to $83 million.

Leading Again in the U.S. Municipal Bond Market
In U.S. public finance, both Assured Guaranty specifically and the bond insurance industry in general saw increased demand for insurance in 2023. The insured par penetration of the primary municipal bond market rose from 8.0% in 2022 to 8.8% in 2023, the highest annual level since 2008. Assured Guaranty was the main driver of the growth in the bond insurance industry, accounting for over $2.5 billion of the $3.0 billion year-over-year increase in new issue insured par sold.

While demand remained strong across our target rating spectrum, the use of bond insurance rose notably in 2023 for new issues with underlying ratings of single-A from Standard & Poor's Global Ratings (S&P) or Moody's Investors Service (Moody's). Insurance was used on more than 30% of such transactions' municipal par sold – up from around 20% in the years prior to 2020. Moreover, in terms of the number of transactions sold in this single-A space, 62% of new issues were launched with bond insurance. We believe the penetration growth in recent years reflects both investors' increased appreciation of the

benefits that bond insurance provides, especially during volatile economic or uncertain market conditions, and issuers' greater recognition of its cost-effectiveness and capacity to increase investor demand and market access.

In 2023, we saw demand across a wide range of municipal bond sectors, rating levels and deal sizes. We insured 61% of the insured new-issue market, representing $19.5 billion of new issue par sold, the highest in the industry by $7 billion, and 15% higher than our result in the previous year. We have now exceeded $19 billion of primary par in three of the last four years. We wrapped 645 new issues during 2023, with sizes as small as $1 million and as large as over $1 billion.

Two statistics further indicate the high value we believe the U.S. public finance market assigns to our insurance. The first is the number of transactions that we insured with at least one underlying rating in the double-A category from S&P or Moody's. In 2023, we insured 81 such transactions with a total par of $3.2 billion, 71 of which were insured in the primary market.



New Business Production (PVP*)
(dollars in millions)

Assumed PVP
Direct PVP

	'19	'20	'21	'22	'23
Total	$569	$390	$361	$375	$404
Direct	$553	$389	$350	$375	$343



U.S. Public Finance Par Insured
(dollars in millions)

'19	'20	'21	'22	'23
$16,337	$21,198	$23,793	$19,801	$22,464

Consolidated Net Par Outstanding by Sector

(as of December 31, 2023)



- 76% U.S. public finance
- 20% Non-U.S. public finance
- 3% U.S. structured finance
- <1% Non-U.S. structured finance

$249.2
BILLION



U.S. Public Finance Net Par Outstanding by Sector

(as of December 31, 2023)



- 39% General obligation
- 17% Tax-backed
- 15% Municipal utilities
- 12% Transportation
- 7% Healthcare
- 5% Infrastructure finance
- 5% Other public finance

$190.3
BILLION



Consolidated Net Par Outstanding by Rating

(as of December 31, 2023)

- 1% AAA
- 10% AA
- 47% A
- 39% BBB
- 2% Below investment grade

$249.2
BILLION



Ratings are based on Assured Guaranty's internal rating scale.
Totals may not equal 100% due to rounding.

The fact that credits whose ratings are as high as our own still benefit from insurance reflects the positive market perception of our value proposition, which includes not just our guaranty of timely payment of principal and interest but also our credit selection, underwriting, surveillance and, for an insured bond whose underlying credit later becomes financially stressed, the potential for it to hold its market value better than if it were not insured.

The second statistic is the number of transactions on which we insured a par amount of $100 million or more. We insured 37 such large transactions in 2023, with aggregate insured par of $10.3 billion. We believe this accomplishment signals strong institutional demand for our product.

Our four largest 2023 U.S. municipal transactions were: $1.1 billion of insurance on Dormitory Authority of the State of New York bonds, $800 million on John F. Kennedy International Airport bonds, $756 million on Houston, Texas Airport System bonds, and $734 million on Power Authority of the State of New York green bonds. Additionally, we participated in three other $100-million-plus transactions - in Texas, Florida, and

Pennsylvania - that were the winners of The Bond Buyer Deals of the Year award in their respective categories.

Benefits of a Diversified Origination Strategy

While our U.S. public finance production was constrained by the amount of available supply, production grew significantly in our other markets. Non-U.S. public finance has become a consistent performer, producing more than $60 million of PVP* in each of the last seven years. In 2023, we wrote $83 million of PVP* across various infrastructure sectors, including airports, where we insured our first primary market transaction for Heathrow Airport. In addition, we are taking steps to expand further in the Australian market. To lead this effort, we have opened an office in Sydney and hired a dedicated professional with extensive experience in the Australian financial markets.

In global structured finance, we produced $109 million of PVP,* more than double the 2022 result. In terms of direct structured finance activity, we wrote the most direct PVP* since 2009. Providing institutions like banks and insurance companies tools to syndicate risk and optimize capital utilization continues to be an important focus of ours. During the year, we took advantage of opportunities with banks, insurance companies, pension

(Continues on page 12)

We insured financings for airports that included London's Heathrow, the largest U.K. airport, and New York's JFK International, where our insured bonds partially funded the largest U.S. public-private partnership transportation project to date.

Dividends

- ■ Per share ($)
- ○ Total (dollars in millions)

In February 2024, we increased our quarterly dividend by 11% to $0.31 per common share ($1.24 annualized).

♦ *In 2004, dividends were paid following our April IPO. The amount shown is the quarterly dividend, annualized.*

	'04♦	'05	'06	'07	'08	'09	'10	'11	'12	'13	'14	'15	'16	'17	'18	'19	'20	'21	'22	'23
Per share ($)	$.06	$.12	$.14	$.16	$.18	$.18	$.18	$.18	$.36	$.40	$.44	$.48	$.52	$.57	$.64	$.72	$.80	$.88	$1.00	$1.12
Total (millions)	$5	$9	$10	$11	$16	$22	$33	$33		$75	$76	$72	$69	$70	$71	$74	$69	$66	$64	$68

($69 shown at '12)

Investment Portfolio and Cash
(dollars in millions at year-end)

In addition to the investment portfolio and cash assets in the graph, U.S. subsidiaries have invested in certain funds that are consolidated in the consolidated financial statements and reported in separate line items on the consolidated balance sheets. **The net asset value of our interest in such consolidated funds as of December 31 of the following years were:**

2019: $ 77 million
2020: $254 million
2021: $543 million
2022: $569 million
2023: $305 million



'19	'20	'21	'22	'23
$10,409	$10,000	$9,728	$8,472	$9,212

Share Repurchases
(dollars and share count in millions)

- ■ Total amount of shares repurchased
- ○ Total share count repurchased



	'19	'20	'21	'22	'23
Total amount	$500	$446	$496	$503	$199
Share count	11	16	11	9	3

Global structured finance contributed its greatest amount of direct PVP* since 2009, and international infrastructure increased its annual production by 22%.

We transformed our asset management business with the completion of a milestone transaction in which we received approximately 30% of the common interests in Sound Point, a larger asset manager with significant distribution capabilities, a more diverse array of investment opportunities, and a history of strong growth.

funds and asset-backed investor clients across sectors, including pooled corporate and fund finance. We continued to make inroads into subscription finance, where we work with banks to help them provide financing to private capital funds collateralized by investors' funding commitments.

Ongoing Financial Strength
Our high-quality, well-diversified insurance portfolio grew and strengthened during 2023. Net par outstanding increased by $16 billion or almost 7%, and we now classify only 2.2% of our $249 billion insured portfolio as below investment grade, compared with the last peak of 4.6% of our portfolio in 2017.

We have resolved most of our exposures to defaulted Puerto Rico bonds, which posed our most significant challenge for many years. As of December 31, 2023, the only remaining



defaulted Puerto Rico exposure was $624 million of Puerto Rico Electric Power Authority debt.

During 2023, S&P affirmed its AA ratings and Kroll Bond Rating Agency (KBRA) affirmed its AA+ ratings of our insurance companies' financial strength, both with stable outlooks. Each agency favorably cited our strategic direction, as well as our handling of the settlements resolving Puerto Rico exposures.

Recognizing Leadership

We have made some important promotions that strengthen our senior management team and should sharpen our corporate focus for years to come. Since January 1, 2024, Rob Bailenson has been our Chief Operating Officer, and Ben Rosenblum has succeeded him as Chief Financial Officer. Additionally, Nick Proud has been appointed Global Head of Origination for our financial guaranty business. We created this new position to enhance our strategic approach to generating new business and executing transactions, including in new asset classes and jurisdictions. His former responsibilities as Chief Executive Officer of Assured Guaranty UK Limited (AGUK) and Head of International have been assumed by Dominic Nathan, who was most recently Senior Managing Director of international infrastructure finance and the Chief Underwriting Officer of AGUK.

I am grateful for the tremendous bench of leadership talent at our company. These professionals know our business inside and out, and I believe they will lead us into greater growth and new business opportunities.



Looking Forward

After completing a remarkable year, Assured Guaranty is well positioned for growth in both the near term and longer.

- Our diversified production strategy will continue to give us flexibility and freedom from any one market as conditions change.

- We believe the increased market penetration of municipal bond insurance indicates more widespread understanding of our value proposition, which will support increasing demand for our product in an unpredictable world.

- The 2021 Infrastructure Investment and Jobs Act continues to incentivize municipalities to complement federal funding with their own funds, including proceeds of bond issuances we could potentially insure, and it encourages public-private partnership financings, where we can add great value through our deep knowledge of infrastructure finance, our analytical and due diligence capabilities, and our financial strength.

- We have a well-established presence in the U.K. infrastructure finance market and have laid the groundwork to expand in Europe and Australia, where we believe there are significant untapped opportunities.

- Banks, insurance companies and investment funds continue to seek tools for more efficient capital management.

- Having been well rewarded for making our initial investment in what became AssuredIM, and then transforming it into a more valuable firm, we are now advancing our asset management strategy through our ownership interest in Sound Point, where benefits of the firm's scale and diverse capabilities will flow to us as both fee-based asset management earnings and investment returns from a broad array of alternative investment opportunities.

- In December 2023, Assured Guaranty Corp. received regulatory approval for, and implemented, a $200 million redemption of its shares of common stock from its holding company, which increases our flexibility to repurchase shares or pursue other strategic initiatives.

Building for the Long Term

We have the financial strength and proven resilience to grow our business and expand our markets. We continue bringing certainty to insured investors in an uncertain world, producing savings and opportunities for borrowers and institutions, and creating shareholder value by generating and diversifying earnings and actively and prudently managing capital.

Dominic J. Frederico
PRESIDENT AND CHIEF EXECUTIVE OFFICER
March 2024

Building Climate Resilience

Since our inception, Assured Guaranty has been playing a valuable role in the building of the nation's infrastructure, its airports and seaports, roadways and railways, and the delivery of essential public services such as mass transit, water and electricity. We work with cities, counties, states, utilities and power authorities across the United States to secure needed financing at a lower cost. These financings can be used to provide services that have direct and tangible benefit for their communities and to invest in infrastructure improvements.

The increasing importance of climate change resilience, curbing greenhouse gas emissions, and providing the funding necessary to support action towards environmental sustainability present strategic opportunities for Assured Guaranty to create value while addressing important economic and environmental issues.

As communities and governments address climate change through clean energy mandates, carbon emissions reductions and renewable energy pledges, issuers may turn to the capital markets to finance infrastructure improvements, climate resiliency strategies, renewable energy generation and transmission, and the deployment of new technologies. Such bond issuance provides Assured Guaranty, with its knowledge and experience in public and project finance, opportunities for enhanced financial guaranty revenue.

Below is a representative selection of 2023 transactions in which Assured Guaranty's financial guaranty insurance helped lower borrowing costs for issuers as they work to address the impact of climate change through adaptation and mitigation measures, including investments in infrastructure.

- *Long Island Power Authority Electric System General Revenue Bonds, Series 2023E (Green Bonds) $40,375,000:* Part of a $400 million Green Bond issuance included in a $579.3 million Series 2023 issuance, of which a portion of the proceeds are expected to finance system resiliency costs associated with the authority's transmission and distribution system. Projects include grid improvements to allow for increased use of renewable energy and infrastructure reinforcements to withstand extreme weather conditions.

- *Power Authority of the State of New York $734,220,000 Green Transmission Project Revenue Bonds, Series 2023A:* Proceeds of the 2023A Bonds will be used to finance capital projects that will directly assist in meeting the requirements of New York's Climate Leadership and Community Protection Act, which calls for the reduction of statewide greenhouse gas emissions to 60% of 1990 levels by 2030 and 15% of 1990 levels by 2050.

- *New York Transportation Development Corporation $800,000,000 Special Facilities Revenue Bonds, Series 2023 (John F. Kennedy International Airport New Terminal One Project) (Green Bonds):* Part of a $2 billion issuance, the proceeds of which will be used primarily to refinance a portion of the bank loans used to finance construction of a new terminal building designed to meet LEED (Leadership in Energy and Environmental Design) and Envision Gold sustainable infrastructure standards.

- *Economic Development Authority of the City of Williamsburg, Virginia $217,165,000 Student Housing Revenue Bonds (Provident Group – Williamsburg Properties LLC – William and Mary Project) Series 2023A:* Proceeds will be used to finance and refinance the costs associated with student housing facilities, including heat recovery systems and a geothermal system, which will deliver energy savings and an anticipated LEED certification, as part of the William & Mary sustainability strategy.

- *Viridian Municipal Management District (A Political Subdivision of the State of Texas Located in Tarrant County, Texas) $20,905,000 Unlimited Tax Utility Improvement Bonds Series 2023 and $34,100,000 Unlimited Tax Road Improvement Bonds Series 2023:* Proceeds will be used by the District for the reimbursement, acquisition or construction of waterworks, wastewater and storm drainage improvements in the case of the utility bonds, and roads and improvements to support those projects in the case of the road bonds.

As an insurer, Assured Guaranty endeavors to manage risk wisely, responsibly and with a view towards the long-term success of our business. We integrate environmental considerations into our credit underwriting, ongoing surveillance processes and risk management function. As data about climate-related financial risks evolve and mature, Assured Guaranty adapts, adopting appropriate qualitative analysis and quantitative methodology and metrics.

As a prudent investor, Assured Guaranty understands the importance of fundamental research and careful consideration of relevant risk factors, both financial and non-financial, that impact performance and return expectations. On an annual basis, Assured Guaranty requests and reviews reports from its primary investment managers on any material non-financial risks that may adversely affect returns.

EXECUTIVE TEAM



Robert A. Bailenson
Chief Operating Officer



Ling Chow
General Counsel and Secretary



Stephen Donnarumma
Chief Credit Officer



Jorge A. Gana
Chief Risk Officer



Holly L. Horn
Chief Surveillance Officer



Benjamin G. Rosenblum
Chief Financial Officer

Senior Management and Business Leaders



Daniel S. Bevill
Senior Managing Director,
Structured Finance



Laura A. Bieling
Chief Accounting Officer



Ashleigh L. Bischoff
Chief Investment Officer



Gary F. Burnet
President, Assured Guaranty Re Ltd.



David A. Buzen
Senior Managing Director,
Acquisitions



Christopher P. Chafizadeh
Senior Managing Director,
Co-Head of Public Finance



Christopher M. Gibbons
Chief Technology Officer



Ivana M. Grillo
Senior Managing Director,
Human Resources



William J. Hogan
Senior Managing Director,
Co-Head of Public Finance



Dawn L. Jasiak
Head of Human
Capital Management



Steven B. Kahn
Senior Managing Director,
Structured Finance



Kevin J. Lyons
Deputy General Counsel,
Public Finance



Teresa Muñoz
Senior Managing Director,
Financial Reporting and Controls



Dominic J. B. Nathan
CEO, Assured Guaranty UK Limited
and Head of International



Edward M. Newman
Deputy General Counsel,
Structured Finance and Infrastructure



Alfonso J. Pisani
Senior Managing Director, Treasurer



Nicholas J. Proud
Senior Managing Director,
Global Head of Origination



Robert S. Tucker
Senior Managing Director,
Investor Relations and
Corporate Communications



Timothy E. Williams
Senior Managing Director, Tax

FINANCIAL HIGHLIGHTS

(dollars in millions, except per share amounts)	2023	2022	2021	2020	2019
GAAP Results					
Net income attributable to AGL	$ 739	$ 124	$ 389	$ 362	$ 402
Shareholders' equity attributable to AGL	5,713	5,064	6,292	6,643	6,639
Net income attributable to AGL, per share	12.30	1.92	5.23	4.19	4.00
Shareholders' equity attributable to AGL, per share	101.63	85.80	93.19	85.66	71.18
Non-GAAP Results[1]					
Adjusted operating income[2]	$ 648	$ 267	$ 470	$ 256	$ 391
Adjusted operating shareholders' equity[3]	5,990	5,543	5,991	6,087	6,246
Adjusted book value[3]	8,765	8,379	8,823	8,908	9,047
Adjusted operating income, per share[2]	10.78	4.14	6.32	2.97	3.91
Adjusted operating shareholders' equity, per share[3]	106.54	93.92	88.73	78.49	66.96
Adjusted book value, per share[3]	155.92	141.98	130.67	114.87	96.99
Insurance Segment					
Insurance segment adjusted operating income	$ 621	$ 413	$ 722	$ 429	$ 512
Gross premiums written (GWP)	357	360	377	454	677
Less: Installment GWP and other GAAP adjustments[4]	247	145	158	191	469
Plus: Installment premiums and other[5]	294	160	142	127	361
Present value of new business production (PVP)[1]	404	375	361	390	569
Gross par written	28,960	22,047	26,656	23,265	24,353
Financial Guaranty Exposure, net[6]					
Debt service outstanding	$ 397,636	$ 369,951	$ 367,360	$ 366,233	$ 374,130
Par outstanding					
Public finance	239,296	224,099	227,164	224,625	226,746
Structured finance	9,857	9,159	9,228	9,528	10,061
Total	249,153	233,258	236,392	234,153	236,807
Statutory capital	$ 6,103	$ 6,357	$ 6,797	$ 6,634	$ 6,663
Claims-paying resources[7]	10,665	10,818	11,219	11,077	11,357
Asset Management Segment					
Asset Management segment adjusted operating income (loss)	$ 3	$ (6)	$ (19)	$ (50)	$ (10)
Assets under management	–	17,464	17,494	17,348	17,827
Fee-earning assets under management	–	16,795	16,576	12,940	7,971
Share Capital					
Common shares outstanding	56.2	59.0	67.5	77.5	93.3
Number of common shares repurchased	3.2	8.8	10.5	15.8	11.2
Amount of common shares repurchased	$ 199	$ 503	$ 496	$ 446	$ 500

(1) Non-GAAP Results and PVP are financial measures that are not in accordance with U.S. generally accepted accounting principles (GAAP), and we refer to them as non-GAAP financial measures. Please see Assured Guaranty's Form 10-K filing with the U.S. Securities and Exchange Commission (SEC), which is bound into this Annual Report, for definitions of these non-GAAP financial measures.

(2) See page 2 for a five-year reconciliation to the most comparable GAAP measure.

(3) See page 4 for a five-year reconciliation to the most comparable GAAP measure.

(4) Includes the present value of new business on installment policies discounted at the prescribed GAAP discount rates, GWP adjustments on existing installment policies due to changes in assumptions, any cancellations of assumed reinsurance contracts, and other GAAP adjustments.

(5) Primarily includes the present value of future premiums and fees on new business paid in installments discounted at the approximate average pre-tax book yield of fixed-maturity securities purchased during the prior calendar year, other than certain fixed-maturities such as Loss Mitigation Securities.

(6) Please see Assured Guaranty's Form 10-K filing with the U.S. Securities and Exchange Commission (SEC), which is bound into this Annual Report, for a description of financial guaranty exposures.

(7) Based on accounting practices prescribed or permitted by U.S. insurance regulatory authorities, for all insurance subsidiaries. Claims-paying resources is calculated as the sum of statutory policyholders' surplus; statutory contingency reserve; unearned premium reserves and net deferred ceding commission income; statutory loss and LAE reserves; present value of future installment premiums, discounted at the approximate average pre-tax book yield of fixed-maturity securities purchased in the prior calendar year, excluding Loss Mitigation Securities; and standby lines of credit. Total claims-paying resources is used by the Company to evaluate the adequacy of capital resources.

Assured Guaranty Ltd.

BOARD OF DIRECTORS



Francisco L. Borges
Chair of the Board and of the
Nominating and Governance
and Executive Committees



Dominic J. Frederico
President and Chief Executive
Officer and member of the
Executive Committee



Mark C. Batten
Member of the Audit,
Finance and Risk Oversight
Committees



G. Lawrence Buhl
Member of the Audit,
Compensation, and
Nominating and Governance
Committees



Bonnie L. Howard
Chair of the Audit Committee;
and member of the
Compensation and Nominating
and Governance Committees



Thomas W. Jones
Chair of the Compensation
Committee; and member of
the Audit and Nominating and
Governance Committees



Patrick W. Kenny
Member of the Compensation,
Environmental and Social
Responsibility, Nominating
and Governance and Executive
Committees



Alan J. Kreczko
Chair of the Environmental and
Social Responsibility Committee;
and member of the Nominating
and Governance and Risk
Oversight Committees



Simon W. Leathes
Member of the Finance,
Environmental and Social
Responsibility, Risk Oversight
and Executive Committees



Yukiko Omura
Chair of the Finance Committee;
and member of the Compensation,
Environmental and Social
Responsibility and Executive
Committees



Lorin P.T. Radtke
Chair of the Risk Oversight
Committee; and member of
the Environmental and
Social Responsibility and
Finance Committees



Courtney C. Shea
Member of the Audit,
Finance and Risk Oversight
Committees

2023
FORM 10-K

ASSURED
GUARANTY®

A STRONGER BOND

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 10-K

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission File Number 001-32141

AΙSSURED
GUARANTY®

ASSURED GUARANTY LTD.

(Exact name of Registrant as specified in its charter)

Bermuda	**98-0429991**
(State or other jurisdiction of incorporation)	(I.R.S. employer identification no.)

30 Woodbourne Avenue Hamilton HM 08 Bermuda
(441) 279-5700
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive office)

None
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:		**Trading Symbol(s)**	**Name of exchange on which registered**
Common Shares	$0.01 par value per share	AGO	New York Stock Exchange
Assured Guaranty US Holdings Inc. 6.125% Senior Notes due 2028 (and the related guarantee of Registrant)		AGO/28	New York Stock Exchange
Assured Guaranty US Holdings Inc. 3.150% Senior Notes due 2031 (and the related guarantee of Registrant)		AGO/31	New York Stock Exchange
Assured Guaranty US Holdings Inc. 3.600% Senior Notes due 2051 (and the related guarantee of Registrant)		AGO/51	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☒   Accelerated filer   ☐   Non-accelerated filer   ☐   Smaller reporting company   ☐   Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of Common Shares held by non-affiliates of the Registrant as of the close of business on June 30, 2023 was 3,133,134,553 (based upon the closing price of the Registrant's shares on the New York Stock Exchange on that date, which was $55.80). For purposes of this information, the outstanding Common Shares which were owned by all directors and executive officers of the Registrant were deemed to be the only shares of Common Shares held by affiliates.

As of February 26, 2024, 55,461,633 Common Shares, par value $0.01 per share, were outstanding (including 39,535 unvested restricted shares).

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of Registrant's definitive proxy statement relating to its 2024 Annual General Meeting of Shareholders to be held on May 2, 2024, are incorporated by reference to Part III of this report.

THIS PAGE INTENTIONALLY LEFT BLANK

Forward Looking Statements

This Form 10-K contains information that includes or is based upon forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements give the expectations or forecasts of future events of Assured Guaranty Ltd. (AGL) and its subsidiaries (collectively with AGL, Assured Guaranty or the Company). These statements can be identified by the fact that they do not relate strictly to historical or current facts and relate to future operating or financial performance.

Any or all of Assured Guaranty's forward looking statements herein are based on current expectations and the current economic environment and may turn out to be incorrect. Assured Guaranty's actual results may vary materially from those expressed in, or implied or projected by, the forward-looking information and statements. Among factors that could cause actual results to differ adversely are:

- significant changes in inflation, interest rates, the world's credit markets or segments thereof, credit spreads, foreign exchange rates or general economic conditions, including the possibility of a recession or stagflation;
- geopolitical risk, including Russia's invasion of Ukraine and risk of intentional or accidental escalation between The North Atlantic Treaty Organization (NATO) and Russia, conflict in the Middle East, confrontation over Iran's nuclear program, United States (U.S.) – China strategic competition and pursuit of technological independence;
- global terrorism risk with threats increasing from conflicts in the Middle East and Ukraine/Russia, and the polarized political environment of the 2024 U.S. presidential election;
- the impacts of artificial intelligence, machine learning and other technological advances, including potentially increasing the risks of malicious cyber attacks, dissemination of misinformation, and disruption of markets;
- the possibility of a U.S government shutdown, payment defaults on the debt of the U.S. government or instruments issued, insured or guaranteed by related institutions, agencies or instrumentalities, and downgrades to their credit ratings;
- public health crises, including pandemics and endemics, and the governmental and private actions taken in response to such events;
- developments in the world's financial and capital markets, including stresses in the financial condition of banking institutions in the U.S., that adversely affect repayment rates of insured obligors, Assured Guaranty's insurance loss or recovery experience, or investments of Assured Guaranty;
- reduction in the amount of available insurance opportunities and/or in the demand for Assured Guaranty's insurance;
- the possibility that budget or pension shortfalls or other factors will result in credit losses or liquidity claims on obligations of state, territorial and local governments and their related authorities and public corporations that Assured Guaranty insures or reinsures;
- insured losses, including losses with respect to related legal proceedings, in excess of those expected by Assured Guaranty or the failure of Assured Guaranty to realize loss recoveries that are assumed in its expected loss estimates for insurance exposures, including as a result of the final resolution of Assured Guaranty's Puerto Rico Electric Power Authority exposure or the amounts recovered on securities received in connection with the resolution of Puerto Rico exposures already resolved;
- the impact of the Company satisfying its obligations under insurance policies with respect to legacy insured Puerto Rico bonds;
- increased competition, including from new entrants into the financial guaranty industry, nonpayment insurance and other forms of capital saving or risk syndication available to banks and insurers;
- the possibility that investments made by Assured Guaranty for its investment portfolio, including alternative investments, do not result in the benefits anticipated or subject Assured Guaranty to reduced liquidity at a time it requires liquidity, or to other negative or unanticipated consequences;
- the impacts of Assured Guaranty's transactions with Sound Point Capital Management, LP (Sound Point, LP) and certain of its investment management affiliates (together with Sound Point, LP, Sound Point) and/or Assured Healthcare Partners LLC (AHP) on Assured Guaranty and its relationships with its shareholders, regulators, rating agencies, employees and the obligors it insures and on the asset management business contributed to Sound Point, LP and on the business of AHP and their relationships with their respective clients and employees;
- the possibility that strategic transactions made by Assured Guaranty, including the consummation of the transactions with Sound Point and/or AHP, do not result in the benefits anticipated or subject Assured Guaranty to negative consequences;
- the inability to control the business, management or policies of entities in which the Company holds a minority interest;

- the impact of market volatility on the fair value of Assured Guaranty's assets and liabilities subject to mark-to-market, including certain of its investments, contracts accounted for as derivatives, its committed capital securities, its consolidated investment vehicles and certain consolidated variable interest entities (VIEs);
- rating agency action, including a ratings downgrade, a change in outlook, the placement of ratings on watch for downgrade, or a change in rating criteria, at any time, of AGL or any of its insurance subsidiaries, and/or of any securities AGL or any of its subsidiaries have issued, and/or of transactions that AGL's insurance subsidiaries have insured;
- the inability of Assured Guaranty to access external sources of capital on acceptable terms;
- changes in applicable accounting policies or practices;
- changes in applicable laws or regulations, including insurance, bankruptcy and tax laws, or other governmental actions;
- difficulties with the execution of Assured Guaranty's business strategy;
- loss of key personnel;
- the effects of mergers, acquisitions and divestitures;
- natural or man-made catastrophes;
- the impact of climate change on Assured Guaranty's business and regulatory actions taken related to such risk;
- other risk factors identified in AGL's filings with the U.S. Securities and Exchange Commission (SEC);
- other risks and uncertainties that have not been identified at this time; and
- management's response to these factors.

The foregoing review of important factors should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements that are included in this Form 10-K. The Company undertakes no obligation to update publicly or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law. Investors are advised, however, to consult any further disclosures the Company makes on related subjects in the Company's reports filed with the SEC.

If one or more of these or other risks or uncertainties materialize, or if the Company's underlying assumptions prove to be incorrect, actual results may vary materially from what the Company projected. Any forward looking statements in this Form 10-K reflect the Company's current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to its operations, results of operations, growth strategy and liquidity.

For these statements, the Company claims the protection of the safe harbor for forward looking statements contained in Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act).

Conventions

Unless otherwise noted, ratings on Assured Guaranty's insured portfolio are Assured Guaranty's internal ratings. The Company purchases attractively priced obligations that it has insured and for which it had expected losses to be paid (Loss Mitigation Securities), in order to mitigate the economic effect of insured losses. Ratings on Loss Mitigation Securities are also Assured Guaranty's internal ratings. Internal credit ratings are expressed on a rating scale similar to that used by the rating agencies and generally reflect an approach similar to that employed by the rating agencies, except that Assured Guaranty's internal credit ratings focus on future performance, rather than lifetime performance. The Company excludes amounts from its outstanding insured par and debt service relating to Loss Mitigation Securities.

ITEM 1.   BUSINESS

Overview

Assured Guaranty Ltd. (AGL and, together with its subsidiaries, Assured Guaranty or the Company) is a Bermuda-based holding company that provides, through its wholly-owned operating subsidiaries, credit protection products to the United States (U.S.) and non-U.S. public finance (including infrastructure) and structured finance markets. Assured Guaranty also participates in the asset management business.

Through its insurance subsidiaries, the Company applies its credit underwriting judgment, risk management skills and capital markets experience primarily to offer financial guaranty insurance that protects holders of debt instruments and other monetary obligations from defaults in scheduled payments. If an obligor defaults on a scheduled payment due on an obligation, including a scheduled principal or interest payment (collectively, debt service), the Company is required under its unconditional and irrevocable financial guaranty to pay the amount of the shortfall to the holder of the obligation.

Until July 1, 2023, the Company served as an investment advisor to primarily collateralized loan obligations (CLOs) and opportunity funds through Assured Investment Management LLC (AssuredIM LLC) and its investment management affiliates (together with AssuredIM LLC, AssuredIM). Beginning July 1, 2023, the Company participates in the asset management business through its ownership interest in Sound Point Capital Management, LP (Sound Point, LP) and certain of its investment management affiliates (together with Sound Point, LP, Sound Point), as described in greater detail under Item 1. Business — Asset Management — Strategic Transactions.

On July 1, 2023, Assured Guaranty contributed to Sound Point, LP most of its asset management business, other than that conducted by Assured Healthcare Partners LLC (AssuredIM Contributed Business), as contemplated by the transaction agreement entered into with Sound Point on April 5, 2023 (Transaction Agreement). As a result, Sound Point now manages CLOs consisting of $35.2 billion in assets under management (AUM) as of December 31, 2023, making Sound Point the fifth largest CLO manager globally by AUM (based on December 31, 2023 CreditFlux CLO manager rankings). Assured Guaranty received, subject to certain potential post-closing adjustments, approximately 30% of the common interests in Sound Point, LP, and certain other interests in Sound Point.

In July 2023, Assured Guaranty also sold all of its equity interests in AHP, which manages healthcare funds, to an entity owned and controlled by the managing partner of AHP (AHP Transaction). In connection with the AHP Transaction, the Company agreed to remain a strategic investor in certain AHP managed funds, is retaining its portion of carried interest in certain AHP managed funds and received other consideration.

The Company continually evaluates its key business strategies, which fall into three areas: (1) insurance; (2) asset management and alternative investments; and (3) capital management. The Company seeks to grow the insurance business through new business production, acquisitions of financial guaranty insurance companies that currently are in runoff and no longer actively writing new business (legacy financial guarantors) or reinsurance of their portfolios, and to continue to mitigate losses in its insured portfolio. The Company's ownership interest in Sound Point furthers its strategy of participating in a fee-based earnings stream independent of the risk-based premiums generated by its financial guaranty business. The Company also expects its relationship with Sound Point to enhance its alternative investment opportunities. Finally, the Company pursues strategies to manage capital within the Assured Guaranty group more efficiently.

Insurance
Insurance Companies

The Company primarily conducts financial guaranty business on a direct basis from the following companies: Assured Guaranty Municipal Corp. (AGM), Assured Guaranty Corp. (AGC), Assured Guaranty UK Limited (AGUK, formerly known as Assured Guaranty (Europe) plc) and, most recently, Assured Guaranty (Europe) SA (AGE). It also conducts insurance business through its Bermuda-based reinsurers Assured Guaranty Re Ltd. (AG Re) and Assured Guaranty Re Overseas Ltd. (AGRO). The following is a description of the Company's principal insurance operating subsidiaries:

- *Assured Guaranty Municipal Corp*. AGM is located and domiciled in New York, and was organized in 1984 as "Financial Security Assurance Inc." It provides financial guaranty insurance and reinsurance on debt obligations issued in the U.S. and non-U.S. public finance and infrastructure markets, including bonds issued by U.S. state or governmental authorities or notes issued to finance infrastructure projects.

- ***Assured Guaranty Corp.*** AGC is located in New York and domiciled in Maryland, was organized in 1985 and commenced operations in 1988. It provides insurance and reinsurance principally on debt obligations in the U.S and non-U.S. structured finance market and also offers guaranties on obligations in the U.S. and non-U.S. public finance and infrastructure markets.

- ***Assured Guaranty UK Limited and Assured Guaranty (Europe) SA.*** AGUK and AGE (the European Insurance Subsidiaries) offer financial guaranties in the non-U.S. public finance, infrastructure and structured finance markets. AGUK is a United Kingdom (U.K.) incorporated private limited company licensed as a U.K. insurance company and located in England that writes new business in the U.K. and certain other countries that are not part of the European Economic Area (EEA). AGUK was organized in 1990 and issued its first financial guaranty in 1994. AGE is a French incorporated company located in France and established in 2019 that has been authorized by the French insurance and banking supervisory authority, the Autorité de Contrôle Prudentiel et de Résolution (ACPR), to conduct financial guaranty business. AGE writes new business in the EEA.

- ***Assured Guaranty Re Ltd. and Assured Guaranty Re Overseas Ltd.*** AG Re and AGRO underwrite financial guaranty reinsurance, and AGRO also underwrites direct financial guaranty business and specialty business that is in line with the Company's risk profile. AG Re and AGRO write business as reinsurers of third-party primary insurers and of certain affiliated companies. AG Re is incorporated under the laws of Bermuda and is licensed as a Class 3B insurer under the Insurance Act 1978 and related regulations of Bermuda. AG Re indirectly owns AGRO, which is a Bermuda Class 3A and Class C insurer.

Support of the European Insurance Subsidiaries

AGM and AGC (the U.S. Insurance Subsidiaries) provide support to the European Insurance Subsidiaries through reinsurance and other agreements.

Support of AGUK

AGM and AGUK implemented in 2011 a co-guarantee structure pursuant to which: (i) AGUK directly guarantees a specified portion of the public finance obligations issued in a particular transaction rather than guaranteeing 100% of the issued obligations; (ii) AGM directly guarantees the balance of the guaranteed public finance obligations; and (iii) AGM also provides a second-to-pay guarantee for AGUK's portion of the guaranteed public finance obligations (Public Finance Co-Guarantee Structure). The co-guarantee split for public finance business, which has been in effect since October 2018, is 15% AGUK and 85% AGM.

Effective July 1, 2021, AGC and AGUK implemented a co-guarantee structure for non-public finance business that, other than the covered business, is identical to the AGM/AGUK Public Finance Co-Guarantee Structure (Non-Public Finance Co-Guarantee Structure). The co-guarantee split for non-public finance business is 15% AGUK and 85% AGC.

Separate and apart from the Public Finance Co-Guarantee Structure and the Non-Public Finance Co-Guarantee Structure, AGM provides support to AGUK through a quota share and excess of loss reinsurance agreement (Reinsurance Agreement) and a net worth maintenance agreement (Net Worth Agreement). Under the quota share cover of the Reinsurance Agreement, AGM reinsures approximately 95-99% of AGUK's retention (after cessions to other reinsurers) of most of the outstanding financial guaranties that AGUK wrote prior to the implementation of the Public Finance Co-Guarantee Structure in 2011.

The quota share cover of the Reinsurance Agreement also obligates AGM to reinsure 85% of municipal, utility, project finance or infrastructure risks or similar business that AGUK writes from and after October 2018 without utilizing the co-guarantee structure. Currently, there is no such outstanding business at AGUK.

AGM secures its quota share reinsurance obligations to AGUK under the Reinsurance Agreement by posting collateral in trust equal to 102% of the sum of AGM's assumed share of the following in respect of the reinsured AGUK policies: (i) AGUK's unearned premium reserve (net of AGUK's reinsurance premium payable to AGM); (ii) AGUK's provisions for unpaid losses and allocated loss adjustment expenses (LAE) (net of any salvage recoverable); and (iii) any unexpired risk provisions of AGUK, in each case (i) - (iii) as calculated by AGUK in accordance with generally accepted accounting practice in the U.K. (UK GAAP).

Under the excess of loss cover of the Reinsurance Agreement, AGM is obligated to pay AGUK quarterly the amount (if any) by which (i) the sum of: (a) AGUK's incurred losses, calculated in accordance with UK GAAP as reported by AGUK in its financial returns filed with the Prudential Regulation Authority (PRA); and (b) AGUK's paid losses and LAE, in both cases net of all other performing reinsurance (including the reinsurance provided by AGM under the quota share cover of the Reinsurance Agreement), exceeds (ii) an amount equal to: (a) AGUK's capital resources under U.K. law; minus (b) 110% of the greatest of the amounts as may be required by the PRA as a condition for maintaining AGUK's authorization to carry on a financial guarantee business in the U.K. The purpose of this excess of loss cover is to ensure that AGUK maintains capital resources equal to at least 110% of the most stringent amount of capital that it may be required to maintain as a condition to carrying on a financial guarantee business in the U.K.

AGUK may terminate the Reinsurance Agreement (i.e., both its quota share and excess of loss covers) upon the occurrence of any of the following events: (i) AGM's rating by Moody's Investors Service, Inc. (Moody's) falls below "Aa3" or its rating by S&P Global Ratings, a division of Standard & Poor's Financial Services LLC (S&P), falls below "AA-" (and AGM fails to restore such rating(s) within a prescribed period of time); (ii) AGM's insolvency, failure to maintain the minimum capital required under the laws of AGM's domiciliary jurisdiction, filing a petition in bankruptcy, going into liquidation or rehabilitation, or having a receiver appointed; or (iii) AGM's failure to maintain its required collateral described above.

Under the Net Worth Agreement, AGM is obligated to make capital contributions to AGUK in amounts sufficient to ensure that AGUK maintains capital resources equal to 110% of the greatest of the amounts as may be required by the PRA as a condition of AGUK maintaining its authorization to carry on a financial guarantee business in the U.K., provided that such contributions: (i) do not exceed 35% of AGM's policyholders' surplus as determined by the laws of the State of New York; and (ii) are in compliance with a provision of the New York Insurance Law requiring notice to, or approval by, the New York State Department of Financial Services (the NYDFS) for transactions between affiliates that exceed certain thresholds. The Net Worth Agreement obligates AGM to provide AGUK with support similar to that which AGM also provides AGUK under the excess of loss cover of the Reinsurance Agreement, except the latter is meant to protect against erosion of AGUK's capital resources due to insurance and/or reinsurance losses in AGUK's insured portfolio, while the former is meant to protect against an erosion of AGUK's capital resources for other reasons (e.g., poor investment performance or origination expenses exceeding premium). Given this purpose, the Net Worth Agreement clarifies that any amounts due thereunder must take into account all amounts paid, or reasonably expected to be paid, under the Reinsurance Agreement. The Net Worth Agreement also includes termination provisions substantially similar to those in the Reinsurance Agreement. AGM has never been required to make any contributions to AGUK's capital under the current Net Worth Agreement.

Support of AGE

AGE has in place similar reinsurance and capital support agreements as are in place with AGUK.

AGM's agreements with AGE generally apply to all AGE policies that insure public finance business in EEA jurisdictions. The agreements consist of:

(i)   a quota share reinsurance agreement between AGE and AGM pursuant to which AGM provides the same reinsurance to AGE in respect of business that was transferred to AGE by AGUK effective October 1, 2020 pursuant to Part VII of the Financial Services and Markets Act 2000 (FSMA) (Part VII Transfer) as AGM provided to AGUK prior to such transfer (AGE also has similar agreements in effect with its affiliates, AGC and AG Re);

(ii)   a second quota share reinsurance agreement whereby AGM provides AGE with 90% proportional reinsurance for:

> a.   certain business transferred to AGE pursuant to the Part VII Transfer that was not reinsured by AGM when such business was part of AGUK's insured portfolio;
> b.   certain business originally written by AGUK pursuant to the co-insurance arrangement described above, but which was novated to, and 100% guaranteed by, AGE in connection with the Part VII Transfer; and
> c.   any new public finance business written by AGE; and

(iii)   an excess of loss reinsurance agreement, similar to the excess of loss cover of AGM's Reinsurance Agreement with AGUK, pursuant to which AGM is obligated, effectively, to ensure that AGE maintains capital resources equal to at least 110% of the most stringent amount of capital that AGE may be required to maintain as a condition of it maintaining its authorization to carry on a financial guarantee business in France.

Effective July 1, 2021, AGC and AGE entered into a Non-Public Finance Business Reinsurance Agreement pursuant to which AGC provides AGE with 90% proportional reinsurance for any non-public finance business written by AGE.

AGM and AGC secure their quota share reinsurance obligations to AGE under the agreements described above by depositing collateral in accounts maintained by an EEA financial institution and pledging such accounts to AGE under French law. The measure of AGM's and AGC's required collateral for AGE is generally the same as the measure of AGM's required collateral for AGUK, except that the former is determined in accordance with French (versus U.K.) GAAP.

AGM also has in place with AGE a net worth maintenance agreement that is similar to AGM's Net Worth Agreement with AGUK - i.e., the former obligates AGM to ensure that AGE maintains capital resources at least equal to 110% of its most stringent capital requirement for maintaining its authorization to carry on a financial guarantee business in France.

Other Group Support of the European Insurance Subsidiaries for Certain Legacy Business

AGC and AG Re also provide reinsurance support to the European Insurance Subsidiaries for certain legacy business that was insured prior to 2009 by AGUK. Some of this business continues to reside at AGUK, while some of it was transferred to AGE in October 2020 pursuant to the Part VII Transfer. AG Re does not currently provide direct reinsurance support for new business being written by AGUK or AGE.

AGC and AG Re secure their reinsurance of this legacy business in essentially the same manner as AGM secures its reinsurance of the European Insurance Subsidiaries - i.e., AGC and AG Re pledge collateral equal to their assumed UK GAAP liabilities for AGUK and equal to their assumed French GAAP liabilities for AGE.

Insurance Acquisitions

The Company has acquired financial guaranty portfolios, including by acquiring legacy financial guarantors or acquiring (through reinsurance) substantial portions of their insured portfolios, and by commuting business that the Company had previously ceded prior to 2009 to various non-affiliated legacy financial guarantors and multiline reinsurers that were active in the financial guaranty reinsurance market. The Company also has periodically assumed, on a quota share basis, selected insured transactions from certain other legacy financial guarantors. The Company continues to investigate additional opportunities related to remaining legacy financial guaranty portfolios, but the number and size of the opportunities have decreased and there can be no assurance of whether or when the Company will find suitable opportunities on appropriate terms.

Insurance Portfolio - Financial Guaranty

Financial guaranty insurance generally provides an unconditional and irrevocable guaranty that protects the holder of a debt instrument or other monetary obligation against non-payment of scheduled principal and interest payments when due. Upon an obligor's default on scheduled payments due on the debt obligation, whether due to its insolvency or otherwise, the Company is generally required under the financial guaranty contract to pay the investor the principal and interest shortfalls when due.

Financial guaranty insurance may be issued to all of the investors of the guaranteed series or tranche of a municipal bond or structured finance security at the time of issuance of those obligations or it may be issued to specific individual holders of such obligations who purchase the Company's credit protection either in the secondary market or on a bilateral basis in the primary market when an obligation is not normally traded.

Both issuers of and investors in financial instruments may benefit from financial guaranty insurance. Issuers benefit when they purchase financial guaranty insurance for their new issue debt transaction because the insurance may have the effect of lowering an issuer's interest cost over the life of the debt transaction to the extent that the insurance premium charged by the Company is less than the net present value of the difference between the yield on the obligation insured by Assured Guaranty (which carries the credit rating of the specific subsidiary that guarantees the debt obligation) and the yield on the debt obligation if sold on the basis of its uninsured credit rating. The principal benefit to investors is that the Company's guaranty provides increased certainty that scheduled payments will be received when due. A financial guaranty may also improve the marketability and liquidity of obligations, especially obligations with complex structures or backed by asset classes new to the market. In general, and especially in such instances, investors may be able to sell insured bonds more quickly and at a better price than the comparable uninsured debt.

As an alternative to traditional financial guaranty insurance, the Company also may provide credit protection relating to a particular security or obligor through a credit derivative contract, such as a credit default swap (CDS). Under the terms of a

CDS, the seller of credit protection agrees to make a specified payment to the buyer of credit protection if one or more specified credit events occurs with respect to a reference obligation or entity. In general, the Company, as the seller of credit protection, specified as credit events in its CDS failure to pay interest and principal on the reference obligation, but the Company's rights and remedies under a CDS may be different and more limited than under financial guaranty insurance of an entire issuance.

The Company also offers credit protection through reinsurance, and in the past has provided reinsurance to other financial guaranty insurers with respect to their financial guaranties of public finance, infrastructure and structured finance obligations. The Company believes that the opportunities currently available to it in the reinsurance market primarily consist of potentially assuming portfolios of transactions from legacy financial guarantors.

U.S. Public Finance Obligations   The Company insures and reinsures a number of different types of U.S. public finance obligations. The types of U.S. public finance obligations the Company insures include the following:

General Obligation Bonds are full faith and credit obligations that are issued by states, their political subdivisions and other municipal issuers, and are supported by the general obligation of the issuer to pay from available funds and by a pledge of the issuer to levy property taxes in an amount sufficient to provide for the full payment of the bonds.

Tax-Backed Bonds are obligations that are supported by the issuer from specific and discrete sources of taxation and tax-backed revenue bonds. Tax-backed obligations may be secured by a lien on specific pledged tax revenues, such as a gasoline or excise tax, or an income tax, or incrementally from growth in property tax revenue associated with growth in property values. These obligations also include obligations secured by special assessments levied against property owners and often benefit from issuer covenants to enforce collections of such assessments and to foreclose on delinquent properties. Lease revenue bonds typically are general fund obligations of a municipality or other governmental authority that are subject to annual appropriation or abatement; projects financed and subject to such lease payments ordinarily include real estate or equipment serving an essential public purpose.

Municipal Utility Bonds are obligations of all forms of municipal utilities, including electric, water and sewer utilities and resource recovery revenue bonds. These utilities may be organized in various forms, including municipal enterprise systems, authorities or joint action agencies.

Transportation Bonds include a wide variety of revenue-supported obligations, such as bonds for airports, ports, tunnels, municipal parking facilities, toll roads and toll bridges.

Healthcare Bonds are obligations of healthcare facilities, including community based hospitals and systems, as well as of health maintenance organizations and long-term care facilities.

Infrastructure Bonds include obligations issued by a variety of entities engaged in the financing of infrastructure projects, such as roads, airports, ports, social infrastructure and other physical assets delivering essential services supported by long-term concession arrangements with a public sector entity.

Higher Education Bonds are obligations secured by revenue collected by either public or private secondary schools, colleges and universities. Such revenue can encompass all of an institution's revenue, including tuition and fees, or in other cases, can be specifically restricted to certain auxiliary sources of revenue or revenue relating to student accommodation.

Housing Revenue Bonds are obligations relating to both single and multi-family housing, issued by states and localities, supported by cash flow and, in some cases, insurance from entities such as the Federal Housing Administration.

Investor-Owned Utility Bonds are obligations primarily issued by investor-owned utilities, and include first mortgage bond obligations of for-profit electric or water utilities providing retail, industrial and commercial service, as well as sale-leaseback obligation bonds supported by such entities.

Renewable Energy Bonds are obligations backed by revenue from renewable energy sources.

Other Public Finance Bonds include other debt issued, guaranteed or otherwise supported by U.S. national or local governmental authorities, as well as student loans, revenue bonds, and obligations of some not-for-profit organizations.

A portion of the Company's exposure to tax-backed bonds, municipal utility bonds and transportation bonds constitutes "special revenue" bonds under the United States Bankruptcy Code (Bankruptcy Code). Special revenue bonds benefit from a lien on the special revenues, after deducting necessary operating expenses, of the project or system from which the revenues are derived.

Non-U.S. Public Finance Obligations The Company insures and reinsures a number of different types of non-U.S. public finance obligations, which consist of both infrastructure projects and other projects essential for municipal function such as regulated utilities. The types of non-U.S. public finance securities the Company insures and reinsures include the following:

Regulated Utility Obligations are obligations issued by government-regulated providers of essential services and commodities, including electric, water and gas utilities, supported by the rates and charges paid by the utilities' customers. The majority of the Company's non-U.S. regulated utility business is conducted in the U.K.

Infrastructure Finance Obligations are obligations issued by a variety of entities engaged in the financing of non-U.S. infrastructure projects, such as roads, airports, ports, social infrastructure, student accommodations, stadiums, and other physical assets delivering essential services supported either by long-term concession arrangements or a regulatory regime. The majority of the Company's non-U.S. infrastructure business is conducted in the U.K.

Sovereign and Sub-Sovereign Obligations primarily includes obligations of local, municipal, regional or national governmental authorities or agencies outside of the U.S.

Renewable Energy Bonds are obligations secured by revenues relating to renewable energy sources, typically solar or wind farms. These transactions often benefit from regulatory support in the form of regulated minimum prices for the electricity produced. The majority of the Company's non-U.S. renewable energy business is conducted in Spain.

Pooled Infrastructure Obligations are synthetic asset-backed obligations that take the form of CDS obligations or credit-linked notes that reference either infrastructure finance obligations or a pool of such obligations, with a defined deductible to cover credit risks associated with the referenced obligations. The Company has not entered into a pooled infrastructure transaction since 2006.

U.S. and Non-U.S. Structured Finance Obligations The Company insures and reinsures a number of different types of U.S. and non-U.S. structured finance obligations. Credit support for the exposures written by the Company may come from a variety of sources, including some combination of subordinated tranches, excess spread, over-collateralization or cash reserves. Additional support also may be provided by transaction provisions intended to benefit noteholders or credit enhancers. The types of U.S. and non-U.S. structured finance obligations the Company insures and reinsures include the following:

Insurance Securitizations are transactions, including life insurance transactions, where obligations are secured by the future earnings from pools of various types of insurance/reinsurance policies and income produced by invested assets.

Residential Mortgage-Backed Securities (RMBS) are obligations backed by first and second lien mortgage loans on residential properties. The credit quality of borrowers covers a broad range, including "prime," "subprime" and "Alt-A." A prime borrower is generally defined as one with strong risk characteristics as measured by factors such as payment history, credit score, and debt-to-income ratio. A subprime borrower is a borrower with higher risk characteristics. An Alt-A borrower is generally defined as a prime quality borrower that lacks certain ancillary characteristics, such as fully documented income. RMBS include home equity lines of credit (HELOCs), which refers to a type of residential mortgage-backed transaction backed by second-lien loan collateral. The Company has not provided insurance for RMBS in the primary market since 2008.

Pooled Corporate Obligations are securities primarily backed by various types of corporate debt obligations, such as secured or unsecured bonds, bank loans or loan participations and trust preferred securities. These securities are often issued in "tranches," with subordinated tranches providing credit support to the more senior tranches. The Company's financial guaranty exposures generally are to the more senior tranches of these issues.

Subscription Finance Facilities are lending facilities provided to closed-end private market funds, most frequently private-equity funds. The facilities are secured by the uncalled capital commitments of the limited partners (LP) to the fund. The Company may guarantee new or existing facilities and on a single facility or portfolio basis. Assured

Guaranty's exposures are generally to facilities with characteristics that include a high-quality fund sponsor with strong historical performance, diverse LP base composed primarily of institutional LPs and experienced bank lenders.

Financial Products Business is the guaranteed investment contracts (GICs) portion of a line of business previously conducted by Assured Guaranty Municipal Holdings Inc. (AGMH) that the Company did not acquire when it purchased AGMH in 2009 from Dexia SA and that is being run off. That line of business consisted of AGMH's GIC business, its medium term notes business and the equity payment agreements associated with AGMH's leveraged lease business. Although Dexia SA and certain of its affiliates (Dexia) assumed the liabilities related to such businesses when the Company purchased AGMH, AGM policies related to such businesses remained outstanding. Assured Guaranty is indemnified by Dexia against loss from the former financial products business.

Until November 2008, AGMH's former financial products segment had been in the business of borrowing funds through the issuance of GICs insured by AGM and reinvesting the proceeds in investments that met AGMH's investment criteria. In June 2009, in connection with the Company's acquisition of AGMH from Dexia Holdings Inc., Dexia SA, the ultimate parent of Dexia Holdings Inc., and certain of its affiliates, entered into a number of agreements intended to mitigate the credit, interest rate and liquidity risks associated with the GIC business and the related AGM insurance policies. Some of those agreements have since terminated or expired, or been modified. As of December 31, 2023, the aggregate accreted GIC balance was approximately $0.5 billion, compared with approximately $10.2 billion as of December 31, 2009. As of December 31, 2023, the aggregate fair market value of the assets supporting the GIC business plus cash and positive derivative value exceeded by nearly $0.6 billion the aggregate principal amount of all outstanding GICs and certain other business and hedging costs of the GIC business.

AGMH's financial products business had also issued medium term notes insured by AGM, reinvesting the proceeds in investments that met AGMH's investment criteria. As of December 31, 2023, only $244 million of insured medium term notes remain outstanding. The financial products business included the equity payment undertaking agreement portion of the leveraged lease business.

Consumer Receivables Securities are obligations backed by non-mortgage consumer receivables, such as student loans, automobile loans and leases, manufactured home loans and other consumer receivables.

Other Structured Finance Obligations are obligations backed by assets not generally described in any of the other U.S. and Non-U.S. Structured Finance Obligations categories above.

Insurance Portfolio - Specialty Business

The Company also guarantees specialty business with similar risk profiles to its structured finance exposures written in financial guaranty form. Specialty business includes, for example, excess-of-loss guarantees of minimum amount of billed rent on diversified portfolios of real estate properties, insurance securitizations and aircraft residual value insurance (RVI) transactions.

Exposure Limits, Underwriting Procedures, and Credit Policy

Exposure Limits

The Company establishes exposure limits and underwriting criteria for obligors, sectors and countries, and for individual insurance transactions. Risk exposure limits for single obligors are based on the Company's capital resources and its assessment of potential frequency and severity of loss as well as other factors, such as historical and stressed collateral performance. Moreover, these limits are further constrained by both regulatory limits and rating agency requirements. Sector limits are based on the Company's view of stress losses for the sector and on its assessment of correlation. Country limits are based on the size and stability of the relevant economy, and the Company's view of the political environment and legal system. All of the foregoing limits are established in relation to the Company's capital base.

Underwriting Procedures

Each insurance transaction underwritten by the Company involves persons with different skills and backgrounds across various departments within the Company. The Company's insurance underwriting teams include both underwriters and lawyers, who analyze the structure of a potential transaction and the credit and legal issues pertinent to the particular line of

business or asset class, and accounting and finance personnel, who review the more complex transactions to determine the appropriate accounting treatment.

Upon completion of the underwriting analysis, the underwriter prepares a formal credit report that is submitted to a credit committee for review. The Company's credit committees assess each insurance transaction underwritten by the Company and are composed of senior officers of the Company generally excluding those senior officers responsible for business origination. The committees are organized by asset class, such as for public finance or structured finance, and by company. For certain small transactions, the credit decision may be delegated by the credit committee to a sub-committee composed of members of the credit committee.

Upon approval by the credit committee, the underwriter, working with the responsible attorney, is responsible for closing the transaction and issuing the policy. At policy issuance, the underwriter and the responsible attorney certify that the transaction closed meets the terms and conditions agreed to by the credit committee.

Credit Policy

The Company maintains underwriting manuals that articulate the application of the principles in its risk appetite statement to its financial guaranty business. For new financial guaranty business, generally a risk must be viewed by the Company as investment grade at the time of underwriting to be eligible for insurance. The underwriting manuals also articulate the Company's exposure limits and credit policies applicable to specific products.

U.S. Public Finance. For U.S. public finance transactions, the Company's underwriters generally analyze the issuer's historical financial statements and, where warranted, develop stress case projections to test the issuer's ability to make timely debt service payments under stressful economic conditions.

The Company focuses principally on the credit quality of the obligor based on population size and trends, wealth factors, and strength of the economy. The Company evaluates the obligor's liquidity position; its fiscal management policies and track record; its ability to raise revenues and control expenses; and its exposure to derivative contracts and to debt subject to acceleration. The Company assesses the obligor's pension and other post-employment benefits obligations and funding policies and evaluates the obligor's ability to adequately fund such obligations in the future. The Company analyzes other critical risk factors including the type of issue; the repayment source; pledged security, if any; the presence of restrictive covenants and the tenor of the risk. The Company also considers the ability of obligors to file for bankruptcy or receivership under applicable statutes (and on related statutes that provide for state oversight or fiscal control over financially troubled obligors). The Company evaluates the impact of environmental and climate change risks, including natural perils, on the ability of the obligor to meet its financial obligations over the life of the insured transaction. Such risks include rising sea levels, hurricanes, wildfires and earthquakes. The Company weighs the risk of a rating agency downgrade of an obligation's underlying uninsured rating.

In cases of not-for-profit institutions, such as healthcare issuers and private higher education issuers, the Company focuses on the financial stability of the institution, its competitive position and its management experience as well as restrictive covenants imposed on the obligor for the benefit of debt holders.

The Company's credit policy for U.S. infrastructure transactions is substantially similar to that of non-U.S. infrastructure transactions described below.

Non-U.S. Public Finance Transactions. For non-U.S. transactions, the Company undertakes an analysis of the country or countries in which the risk resides, which includes political risk as well as economic and demographic characteristics. For each transaction, the Company also performs an assessment of the legal framework governing the transaction and the laws affecting the underlying assets supporting the obligations to be insured.

The underwriting of regulated utilities outside of the U.S. primarily focuses on financial strength of the utility, financial covenants made by the utility, and regulations relevant to the specific jurisdiction. The Company also assesses each transaction for material environmental and climate change risks, and incorporates its assessment into its underwriting decisions.

For non-U.S. infrastructure transactions, the Company reviews the type of project (e.g., utility, hospital, road, social housing, transportation or student accommodation) and the source of repayment of the debt. For certain transactions, debt service and operational expenses are covered by availability payments made by either a governmental entity or a not-for-profit entity. The availability payments are due if the project is available for use, regardless of whether the project actually is in use. The principal risks for such transactions are construction risk and operational risk.

For other transactions, notably transactions secured by toll-roads, student accommodation and stadiums, revenues derived from the project must be sufficient to make debt service payments as well as cover operating expenses during the concession period.

For infrastructure transactions, underwriters generally use financial models to evaluate the ability of the transaction to generate adequate cash flow to service the debt under a variety of scenarios. The models include economically stressed scenarios that the underwriters use for their assessment of the potential credit risk inherent in a particular transaction. Stress models developed internally by the Company's underwriters reflect both empirical research and information gathered from third parties, such as rating agencies or investment banks. The Company may also engage advisers such as consultants and external counsel to assist in analyzing a transaction's financial or legal risks.

The Company's due diligence for infrastructure projects also includes: a financial review of the entity seeking the development of the project (usually a governmental entity or university); a financial and operational review of the developer, the construction companies, and the project operator; and a financial review of the various providers of operational financial protection for the bondholders (and therefore the insurer), including construction surety providers, letter-of-credit providers, liquidity banks or account banks. The Company uses outside consultants to review the construction program and to assess whether the project can be completed on time and on budget. The Company projects the cost of replacing the construction company, including delays in construction, in the event that a construction company is unable to complete the construction for any reason. Construction security packages are sized appropriately to cover these risks and the Company requires such coverage from credit-worthy institutions.

U.S. Structured Finance. Structured finance obligations generally present three distinct forms of risk: asset risk, pertaining to the amount and quality of assets underlying an issue; structural risk, pertaining to the extent to which an issuer's legal structure provides protection from loss; and execution risk, which is the risk that poor performance by a servicer or collateral manager contributes to a decline in the cash flow available to the transaction. Each of these risks is addressed through the Company's underwriting process. The underwriter is also required to assess the presence of any environmental or climate change risk and, to the extent there are notable environmental or climate change risks, assess the risks and present them to the credit committee.

For structured finance transactions, underwriters generally use financial models to evaluate the ability of the transaction to generate adequate cash flow to service the debt under a variety of hypothetical scenarios. The models include economically stressed scenarios that the underwriters use for their assessment of the potential credit risk inherent in a particular transaction. Stress models developed internally by the Company's underwriters reflect both empirical research and information gathered from third parties, such as rating agencies or investment banks. Generally, the amount and quality of asset coverage required with respect to a structured finance exposure is dependent upon both the historic performance of the asset class, as well as the Company's view of the future performance of the subject assets.

The Company may also engage advisers such as consultants and external counsel to assist in analyzing a transaction's financial or legal risks. The Company may also conduct a due diligence review that includes, among other things, a site visit to the project or facility, meetings with issuer management, review of underwriting and operational procedures, file reviews, and review of financial procedures and computer systems.

In addition, structured securities usually are designed to protect investors (and therefore the insurer or reinsurer) from the bankruptcy or insolvency of the entity that originated the underlying assets, as well as the bankruptcy or insolvency of the servicer or manager of those assets.

The Company conducts due diligence on the collateral that supports its insured transactions. The principal focus of the due diligence is to confirm the underlying collateral was originated in accordance with the stated underwriting criteria of the asset originator. The Company also conducts audits of servicing or other management procedures, reviewing critical aspects of these procedures such as cash management and collections. The Company may, for certain transactions, obtain background checks on key managers of the originator, servicer or manager of the obligations underlying that transaction.

Non-U.S. Structured Finance. The underwriting process for Non-U.S. Structured Finance transactions is substantially similar to the procedures described above for U.S. Structured Finance transactions, with additional consideration for the risks relating to the relevant jurisdiction for each transaction.

Importance of Financial Strength Ratings

Financial strength ratings reflect a rating agency's opinion of an insurer's ability to pay under its insurance policies and contracts in accordance with their terms. When the Company insures an obligation, the issuer or another party may request that one or more rating agencies providing financial strength ratings on the relevant insurance operating company assign a rating equivalent to that insurer's financial strength rating to the specific obligation it insured. The ability to obtain such specific ratings is one attribute that makes the Company's insurance products attractive in the market.

An insurer's financial strength rating itself is not specific to any particular policy or contract; a rating agency instead assigns a rating to the insured obligation. A financial strength rating does not refer to an insurer's ability to meet non-insurance obligations and is not a recommendation to purchase any policy or contract issued by an insurer or to buy, hold, or sell any security insured by an insurer. The insurance financial strength ratings assigned by the rating agencies are based upon factors that the rating agencies believe are relevant to policyholders and are not directed toward the protection of investors in AGL's common shares. Ratings reflect only the views of the respective rating agencies assigning them and are subject to continuous review and revision or withdrawal at any time.

Low financial strength ratings or uncertainty over the Company's ability to maintain its financial strength ratings for its insurance operating companies would have a negative impact on issuers' and investors' perceptions of the value of the Company's insurance product. Therefore, the Company manages its business with the goal of achieving high financial strength ratings.

A major component in arriving at a financial guaranty insurer's rating has been the rating agency's assessment of the insurer's capital adequacy, with each rating agency employing its own proprietary model. These capital adequacy approaches include "stress case" loss assumptions for various risks or risk categories. The rating agencies have at various times materially increased stress case loss assumptions for various risks or risk categories, in some cases later reducing such stress case losses. This approach has made predicting the amount of capital required to maintain or attain a certain rating more difficult. In addition, both S&P and Moody's have applied other factors, some of which are subjective, such as the insurer's business strategy and franchise value or the anticipated future demand for its product, to justify ratings for the Company's insurance subsidiaries below the ratings implied by their own capital adequacy models. Currently, for example, S&P has concluded that Assured Guaranty' insurance companies have "AAA" capital adequacy under the S&P model (but apply a downward adjustment due to a "largest obligor test" and rate them "AA") and Moody's has concluded that AGM has "Aa" capital adequacy under the Moody's model (but rates it A2 based on other factors including the rating agency's assessment of competitive profile, future profitability and market share). The application of these additional factors make it uncertain whether a rating downgrade could generally be avoided by raising additional capital or otherwise improving capital adequacy under the rating agency's model.

Despite the unpredictable application of subjective factors that are in addition to a rating agency's assessment of insurers' capital adequacy, the Company has been able to maintain strong financial strength ratings. However, if a substantial downgrade of the financial strength ratings of the Company's insurance subsidiaries were to occur in the future, such downgrade would adversely affect its business and prospects and, consequently, its results of operations and financial condition. The Company believes that if the financial strength ratings of any of its insurance subsidiaries were downgraded from their current levels, such downgrade could result in downward pressure on the premium that such insurance subsidiary would be able to charge for its insurance. The Company believes that so long as its insurance subsidiaries continue to have financial strength ratings in the double-A category from at least one of S&P or Moody's, they are likely to be able to continue writing financial guaranty business with a credit quality similar to that historically written. However, if neither S&P nor Moody's were to maintain financial strength ratings of an insurance subsidiary in the double-A category, or if either S&P or Moody's were to downgrade an insurance subsidiary below the single-A level, it could be difficult for such insurance subsidiary to originate the current volume of new financial guaranty business with comparable credit characteristics.

The Company periodically assesses the value of each rating assigned to each of its companies and may, as a result of such assessment, request that a rating agency add or drop a rating from certain of its companies. For example, a Moody's rating was dropped from AG Re and AGRO in 2015, and was the subject of a rating withdrawal request by AGC (such request was declined by Moody's).

See Item 1A. Risk Factors, Strategic Risks captioned "A downgrade of the financial strength or financial enhancement ratings of any of the Company's insurance or reinsurance subsidiaries may adversely affect its business and prospects".

Competition

Assured Guaranty is the market leader in the financial guaranty industry. The Company's position in the market benefits from its ability to maintain strong financial strength ratings, its strong claims-paying resources, its proven willingness and ability to make claim payments to policyholders after obligors have defaulted, and its ability to achieve recoveries in respect of the claims that it has paid on insured residential mortgage-backed and other securities and to resolve its troubled municipal exposures.

Assured Guaranty's principal competition is in the form of obligations that issuers decide to issue on an uninsured basis. In the U.S. public finance market, when the difference in yield (or the credit spread) between a bond insured by Assured Guaranty and an uninsured bond is narrow, as is often the case in a low interest rate environment, investors may prefer greater yield over insurance protection, and issuers may find the cost savings from insurance less compelling. In contrast, when credit spreads are wider, there is comparatively more room for issuer savings and insurance premium. However, credit spreads may be narrower in a higher interest rate environment, as occurred in late 2022, and credit spreads may widen in a low interest rate environment, as occurred after the onset of the COVID-19 pandemic as a result of market concerns about the impact of the COVID-19 pandemic on some municipal credits. See Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Economic Environment.

In the U.S. public finance market, Assured Guaranty is the only financial guaranty company active before the 2008 financial crisis that has maintained sufficient financial strength to write new business continuously since the crisis began. Assured Guaranty has only one direct competitor for public finance financial guaranty business, Build America Mutual Assurance Company (BAM), a mutual insurance company that commenced business in 2012.

The Company estimates that, of the new U.S. public finance bonds sold with insurance in 2023, the Company insured approximately 61% of the par, while BAM insured approximately 39%. BAM is effective in competing with the Company for small to medium sized U.S. public finance transactions in certain sectors. BAM sometimes prices its guaranties for such transactions at levels the Company does not believe produces an adequate rate of return and so does not match, but BAM's pricing and underwriting strategies may have a negative impact on the amount of premium the Company is able to charge for its insurance for such transactions. However, the Company believes it has competitive advantages over BAM due to: AGM's larger capital base; AGM's ability to insure larger transactions and issuances in more diverse U.S. bond sectors; BAM's higher leverage ratios than those of AGM; BAM's inability to date to generate profits and to increase its statutory capital meaningfully; and AGM's strong financial strength ratings from multiple rating agencies (in the case of AGM, AA+ from Kroll Bond Rating Agency (KBRA), AA from S&P and A1 from Moody's, compared with BAM's AA solely from S&P). Additionally, as a public company with access to both the equity and debt capital markets, Assured Guaranty may have greater flexibility to raise capital, if needed.

In the non-U.S. structured finance and non-U.S. public finance markets, Assured Guaranty is the only financial guaranty insurance company currently writing new guaranties. Management considers the Company's greater diversification to be a competitive advantage in the long run because it means the Company is not wholly dependent on conditions in any one market. In the non-U.S. infrastructure finance market, the uninsured execution serving as the Company's principal competition occurs primarily in privately funded transactions where no bonds are sold in the public markets.

In the structured finance market, the majority of our business is represented by bilateral transactions with counterparties (typically insurance companies or banks) where the motivation to buy our product relates to capital savings, and/or single risk or sectoral risk management. In this sector the Company's principal competition is from other forms of capital saving or risk syndication available to banks and insurers, including nonpayment insurance. In the securitization markets, uninsured execution occurs in both public and private transactions primarily where bonds are sold with sufficient credit or structural enhancement embedded in transactions, such as through overcollateralization, first loss insurance, excess spread or other terms, to make the bonds attractive to investors without bond insurance.

In the future, additional new entrants into the financial guaranty industry could reduce the Company's new business prospects, including by furthering price competition or offering financial guaranty insurance on transactions with structural and security features that are more favorable to the issuers than those required by Assured Guaranty. However, the Company believes that the presence of additional guarantors might also increase the overall visibility and acceptance of the product by a broadening group of investors, and the fact that investors are willing to commit fresh capital to the industry may promote market confidence in the product.

In addition to financial guaranty insurance companies, Assured Guaranty competes with other forms of credit enhancement such as letters of credit or credit derivatives provided by banks and other financial institutions (some of which are governmental enterprises), nonpayment insurance, or direct guaranties of municipal, structured finance or other debt by federal

or state governments or government sponsored or affiliated agencies. Alternative credit enhancement structures, and in particular federal government credit enhancement or other programs, can interfere with the Company's new business prospects, particularly if they provide direct government-level guaranties, restrict the use of third-party financial guaranties or reduce the amount of transactions that might qualify for financial guaranties.

The Company believes that issuers and investors in securities will continue to purchase financial guaranty insurance, especially if credit spreads widen. U.S. municipalities have budgetary requirements that are best met through financings in the fixed income capital markets. Historically, smaller municipal issuers have frequently used financial guaranties in order to access the capital markets with new debt offerings at a lower all-in interest rate than on an unguaranteed basis. In addition, the Company expects long-term debt financings for infrastructure projects will grow throughout the world, as will the financing needs associated with privatization initiatives or refinancing of infrastructure projects in developed countries.

The Company evaluates the amount of capital it requires based on an internal capital model as well as rating agency models and insurance regulations. The Company believes it has excess capital based on its internal capital model and rating agency models, and, to the extent permitted by insurance regulation or other regulatory authority, has been returning some of its excess capital to shareholders by repurchasing its common shares and paying dividends, and has been deploying some of its excess capital to acquire financial guaranty portfolios and alternative investments.

Asset Management

Strategic Transactions

Until July 1, 2023, the Company served as an investment advisor to primarily CLOs and opportunity funds, through AssuredIM. Beginning July 1, 2023, the Company participates in the asset management business through its ownership interest in Sound Point, as described below.

On July 1, 2023, Assured Guaranty contributed to Sound Point, LP the AssuredIM Contributed Business, as contemplated by the Transaction Agreement entered into with Sound Point on April 5, 2023. As a result, Sound Point now manages CLOs consisting of $35.2 billion in AUM as of December 31, 2023, making Sound Point the fifth largest CLO manager globally by AUM (based on December 31, 2023 CreditFlux CLO manager rankings). Assured Guaranty received, subject to certain potential post-closing adjustments, approximately 30% of the common interests in Sound Point, LP, and certain other interests in Sound Point. See Part II, Item 8, Financial Statements and Supplementary Data, Note 1, Business and Basis of Presentation, for additional information.

In addition, in accordance with the terms of a letter agreement (Letter Agreement), effective July 1, 2023, the U.S. Insurance Subsidiaries, (i) engaged Sound Point as their sole alternative credit manager, and (ii) transitioned to Sound Point the management of certain existing alternative investments and related commitments. The Letter Agreement also provides that, in the first two years of Sound Point's engagement, the U.S. Insurance Subsidiaries, including through their investment subsidiary AG Asset Strategies LLC (AGAS), would, subject to regulatory approval, make new investments in funds, other vehicles and separately managed accounts managed by Sound Point which, when aggregated with the alternative investments and commitments transitioned from AssuredIM and any reinvestments (collectively, Sound Point Investments), and investments made by other Assured Guaranty affiliates, will total $1 billion. The Letter Agreement contemplates a long-term investment partnership between Sound Point and Assured Guaranty, whereby the U.S. Insurance Subsidiaries have agreed to reinvest all returns of capital from Sound Point Investments for a period of 15 years, until July 1, 2038. Similarly, the Letter Agreement provides for reinvestment by the U.S. Insurance Subsidiaries of all gains and dividends from Sound Point Investments in the first two years of Sound Point's engagement, and reinvestment of half of all such gains and dividends thereafter until July 1, 2033 (the transactions contemplated under the Transaction Agreement and the Letter Agreement, the Sound Point Transaction). On July 1, 2028, the U.S. Insurance Subsidiaries may choose to reduce the amounts invested or required to be reinvested in certain Sound Point Investments under the Letter Agreement, subject to adjustment in Assured Guaranty's portion of its ownership interest in Sound Point. To the extent not required to be reinvested by the Letter Agreement, all proceeds from Sound Point Investments received in accordance with their operative investment documents can be distributed to the U.S. Insurance Subsidiaries. See Part II, Item 8, Financial Statements and Supplementary Data, Note 7, Investments and Cash.

In July 2023, Assured Guaranty completed the AHP Transaction where it sold all of its equity interests in AHP, which was established in 2020 and managed two healthcare-focused funds, to an entity owned and controlled by the managing partner of AHP. In connection with the AHP Transaction, the Company agreed to remain a strategic investor in certain AHP managed funds, is retaining its portion of carried interest in certain AHP managed funds and received other consideration.

The Company's investment in Sound Point and, previously, AssuredIM advance one of the Company's key strategic initiatives to diversify its sources of earnings into fee-based industries that leverage its core competency in credit while diversifying and expanding the categories and types of its investments.

Please see Item 1A. Risk Factors, Strategic Risks captioned "Competition in the Company's industries may adversely affect its results of operations, business prospects and share price", "Strategic transactions may not result in the benefits anticipated", "The Company's investments in Sound Point are subject to the risks of Sound Point's business that may adversely affect the Company's financial condition, results of operations, capital, business prospects and share price," and "From July 1, 2023, the Company's interest in Sound Point is subject to the risks normally associated with a minority interest."

Asset Management Strategies

Until July 1, 2023, the Company managed primarily CLOs and opportunity funds focused on healthcare and asset based investing. Beginning July 1, 2023, following the Sound Point Transaction, the Company participates in the asset management business through its ownership interest in Sound Point. Sound Point, LP was founded in 2008 and has credit strategies focusing on CLOs and performing credit, private credit, structured credit, opportunistic credit, commercial real estate credit and co-investments across the foregoing strategies. The Company invests in certain of these strategies. These strategies are implemented for clients, including the Company, through funds and customized separately managed accounts and co-investment opportunities as further described below and in Sound Point, LP's Firm Brochure on Form ADV Part 2A filed with the U.S. Securities and Exchange Commission. Sound Point, LP's Firm Brochure and other SEC filings are maintained by Sound Point, LP, which remains solely responsible for their content.

In addition, prior to the Sound Point Transaction, AssuredIM invested in investment grade municipal securities on behalf of the U.S. Insurance Subsidiaries. In connection with the Sound Point Transaction, the Company retained management of the strategy internally. In February 2024, responsibility for the Company's investment grade municipal securities strategy was transitioned to a third-party asset manager. Separately, prior to the Sound Point Transaction, AssuredIM also invested in investment grade CLO tranches managed by unaffiliated managers on behalf of the U.S. Insurance Subsidiaries, and such investments were transitioned to a third-party asset manager in June 2023.

Sound Point, LP's CLO Strategy focuses on launching and managing CLOs (SP CLOs) whose investment assets primarily include corporate senior-secured bank loans and bonds. Sound Point, LP's CLO strategy also includes managing funds and vehicles that invest in securities issued by SP CLOs and residual interests in warehouse facilities for such CLOs.

Sound Point, LP's Performing Credit Floating Rate Strategy primarily focuses on performing non-investment grade corporate senior-secured bank loans and bonds.

Sound Point, LP's Private Credit Strategy is comprised of the Direct Lending Strategy, Strategic Capital Strategy and Specialty Finance Strategy. Direct Lending primarily focuses on privately negotiated, secured loans to U.S. middle-market companies. Strategic Capital Strategy primarily focuses on investments in senior secured debt, junior secured debt, accounts receivable financings, mezzanine debt and equity or equity linked securities and Specialty Finance Strategy which invests in specialty finance assets, financial technology, marketplace lending, consumer finance, structured finance and securitized products related to specialty finance lenders.

Sound Point, LP's Structured Credit Strategy primarily invests in the equity and debt of Third Party CLOs as well as the residual interests in warehouse facilities for such CLOs.

Sound Point, LP's Opportunistic Credit Strategy is comprised of both a Credit Opportunity Strategy and a Loan Opportunity Strategy. The Credit Opportunity Strategy primarily focuses on corporate bonds, senior-secured bank loans and equities and the Loan Opportunity Strategy which primarily focuses on distressed bonds, distressed bank loans, public and private equity, and trade claims.

Sound Point, LP's Commercial Real Estate Credit Strategy focuses on commercial mortgage loans and debt where commercial real estate properties serve as the underlying collateral.

Investments

The Company invests primarily in fixed-maturity securities, short-term investments and various alternative investments (some of which are accounted for as consolidated investment vehicles (CIVs)). Investment income from the Company's investments is one of the primary sources of cash flow supporting its claim payments and other operational costs, as

well as its capital management objectives. The Company's principal objectives in managing its investment portfolio are to maintain sufficient liquidity to cover unexpected stress in the insurance portfolio; to maximize after tax book income; to manage investment risk within the context of the underlying portfolio of insurance risk; and to preserve the highest possible ratings for each Assured Guaranty subsidiary.

If the Company's calculations with respect to its insurance subsidiaries liabilities are incorrect or other unanticipated payment obligations arise, or if the Company improperly structures its investments to meet these and other corporate liabilities, it could have unexpected losses, including losses resulting from forced liquidation of investments. The investment policies of the Company's insurance subsidiaries are subject to insurance law requirements, and may change depending upon regulatory, economic, rating agency and market conditions and the existing or anticipated financial condition and operating requirements, including the tax position, of the businesses. The performance of invested assets is subject to the ability of the Company and its investment managers to select and manage appropriate investments.

As of December 31, 2023 and 2022, approximately 91% and 98%, respectively, of the total investments of $9.1 billion and $8.4 billion, respectively, were fixed-maturity securities and short-term investments consisting primarily of the following:

Fixed-maturity securities and short term investments: As of December 31, 2023, other than Loss Mitigation Securities, the Puerto Rico New Recovery Bonds and CVIs (described below), the majority (59%, or $5.4 billion) of the $9.1 billion investment portfolio was managed by Goldman Sachs Asset Management, L.P., Wellington Management Company, LLP, and MacKay Shields LLC. Each of these three investment managers has discretionary authority over the portion of the investment portfolio it manages, within the limits of the investment guidelines approved by the Company's Board of Directors. Each manager is compensated based upon a fixed percentage of the market value of the portion of the portfolio being managed by such manager. Wellington Management Company LLP owns or manages funds that own more than 5% of the Company's common shares.

As of December 31, 2023, Loss Mitigation Securities represent 5% of the investment portfolio, or $459 million, based on fair value.

After over five years of negotiations, a substantial portion of the Company's Puerto Rico exposure was resolved in 2022 in accordance with four orders entered by the United States District Court of the District of Puerto Rico (Federal District Court of Puerto Rico) related to the Company's exposure to all insured Puerto Rico credits experiencing payment default in 2022 except Puerto Rico Electric Power Authority (PREPA) (2022 Puerto Rico Resolutions). As a result of the 2022 Puerto Rico Resolutions, the Company received substantial amounts of cash and Contingent Value Instruments (CVIs), as well as new general obligation bonds (under the GO/PBA Plan) (New GO Bonds) and new bonds backed by toll revenues (under the HTA Plan) (Toll Bonds, and together with the New GO Bonds, New Recovery Bonds). On December 28, 2023, all outstanding Toll Bonds were called. As of December 31, 2023, 4% of the investment portfolio, with a fair value of $332 million, represents New Recovery Bonds and CVIs obtained as part of the 2022 Puerto Rico Resolutions. See Part II, Item 8, Financial Statements and Supplementary Data, Note 3, Outstanding Exposure.

Other investments: In addition to its fixed-maturity and short-term investments portfolio, the Company also has other investments which primarily include the Company's investment in Sound Point and alternative investments including investments across a variety of strategies and asset classes such as CLO equity tranches, direct lending, structured credit, strategic capital, specialty finance, asset-based investing and healthcare-focused private equity. The Company leverages the knowledge and experience of Sound Point to manage its alternative investments.

As of December 31, 2023 and December 31, 2022, the Company had $829 million and $133 million, respectively, in alternative investments that were reported in other invested assets on the consolidated balance sheets. The Company also has alternative investments accounted for as consolidated investment vehicles (CIVs). As of December 31, 2023 and December 31, 2022, CIVs had a combined net asset value (NAV) of $305 million and $569 million, respectively.

Puerto Rico Trust Assets: In addition to New Recovery Bonds and CVIs described above, for bondholders that elected to receive custody receipts that represent an interest in the legacy insurance policy plus any cash, New Recovery Bonds and CVIs under the 2022 Puerto Rico Resolutions, such assets were reported in consolidated trusts. As of December 31, 2023, the Company reported $155 million in Puerto Rico Trusts' assets in financial guaranty VIEs (FG VIEs) assets on the consolidated balance sheets, primarily consisting of cash. In the fourth quarter of 2023, all of the Toll Bonds in the Puerto Rico Trusts were called, resulting in cash proceeds of $154 million. Such cash proceeds comprise the vast majority of the assets in the Puerto Rico Trusts as of December 31, 2023. In January 2024, such proceeds were used to pay down a portion of the liabilities of the Puerto Rico Trusts. The remaining liabilities of the Puerto Rico Trusts will be paid by the U.S. Insurance Subsidiaries under

their financial guaranty policies and are no longer dependent on the credit of Puerto Rico Highway and Transportation Authority (PRHTA).

See Part II, Item 8, Financial Statements and Supplementary Data, Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles, for information on the Puerto Rico Trusts and the CIVs.

Risk Management

Organizational Structure

The Company's Board of Directors (the Board or AGL's Board) oversees the risk management process. The Board employs an enterprise-wide approach to risk management that supports the Company's business plans within a reasonable level of risk. Risk assessment and risk management are not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for that company. The Board annually approves the Company's business plan, taking risk management into account. It also approves the Company's risk appetite statement, which articulates the Company's tolerance for risk and describes the general types of risk that the Company accepts or attempts to avoid. The involvement of the Board in setting the Company's business strategy is a key part of its assessment of management's risk tolerance and a determinant of what constitutes an appropriate level of risk for the Company.

While the Board has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk assessment and risk management. The Risk Oversight Committee of the Board oversees the standards, controls, limits, underwriting guidelines and policies that the Company establishes and implements in respect of credit underwriting and risk management. It focuses on management's assessment and management of credit risks as well as other risks, including, but not limited to, market, financial, legal, and operational risks (including cybersecurity and data privacy risks), and risks relating to the Company's reputation and ethical standards. In addition, the Audit Committee of the Board is responsible for, among other matters, reviewing policies and processes related to risk assessment and risk management, including the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, in coordination with the Risk Oversight Committee, as appropriate. It also oversees cybersecurity and data privacy as related to financial systems and controls, and reviews compliance with related legal and regulatory requirements. The Compensation Committee of the Board reviews compensation-related risks to the Company. The Finance Committee of the Board oversees the Company's investment portfolio (including alternative investments) and the Company's capital structure, liquidity, financing arrangements, rating agency matters, and any corporate development activities in support of the Company's financial plan. The Nominating and Governance Committee of the Board oversees risk at the Company by developing appropriate corporate governance guidelines and identifying qualified individuals to become board members. The Environmental and Social Responsibility Committee oversees the Company's risk and opportunities related to environmental issues, such as climate change, as well as aspects of human capital management, including diversity and inclusion.

The board of directors of each of the Company's insurance subsidiaries has overall responsibility for the system of governance, oversight of the business and affairs and establishment of the key strategic direction and key financial objectives, including risk management, of its respective company. The AGUK Board and the AGE Board have each delegated, pursuant to written terms of reference, responsibility for risk matters to their respective Risk Oversight Committees. The AGUK Board and the AGE Board have delegated the day-to-day management of their companies to their Chief Executive Officer and Managing Director respectively, who is in each case supported by a number of management committees.

The Company has established several management committees to develop enterprise level risk management guidelines, policies and procedures for the Company's insurance and reinsurance subsidiaries that are tailored to their respective businesses, providing multiple levels of review, analysis and control.

The Company's management committees responsible for risk management include:

• *Portfolio Risk Management Committee*—The Portfolio Risk Management Committee is responsible for enterprise risk management for the Company's Insurance business and focuses on measuring and managing credit, market and liquidity risk for the Company's Insurance business. This committee establishes company-wide credit policy for the Company's direct and assumed insured business. It implements specific underwriting procedures and limits for the Company and allocates underwriting capacity among the Company's subsidiaries. All transactions in new asset classes or new jurisdictions, or otherwise outside the Company's Board-approved risk appetite statement or risk limits, must be approved by this committee.

- ***Risk Management Committees***—The U.S., AG Re and AGRO risk management committees and the European Insurance Subsidiaries Surveillance Committees conduct an in-depth review of the insured portfolios of the relevant subsidiaries, focusing on varying portions of the portfolio at each meeting. They review and may revise internal ratings assigned to the insured transactions and review sector reports, monthly product line surveillance reports and compliance reports. The European Insurance Subsidiaries Executive Risk Committees are responsible for assisting the risk oversight committees of their respective board of directors in the management of risk and oversight of their respective company's risk management framework and processes. This includes monitoring their respective company's compliance with risk strategy, risk appetite, risk limits, as well as overseeing and challenging their respective company's risk management and compliance functions. In carrying out its responsibilities, each of the risk management committees considers numerous factors that could impact their insured portfolios, including macroeconomic factors, long term trends and climate change.

- ***Workout Committee***—This committee receives reports from surveillance and workout personnel on insurance transactions at AGM and/or AGC that might benefit from active loss mitigation or risk reduction and approves loss mitigation or risk reduction strategies for such transactions.

- ***Reserve Committees***—Oversight of reserving risk is vested in the U.S. Reserve Committee, the European Insurance Subsidiaries Executive Risk Committees, the AG Re Reserve Committee and the AGRO Reserve Committee. The committees review the reserve methodology and assumptions for each major asset class or significant below-investment-grade (BIG) transaction, as well as the loss projection scenarios used and the probability weights assigned to those scenarios. The reserve committees establish reserves for the relevant subsidiaries, taking into consideration supporting information provided by surveillance personnel, and are responsible for approving changes to assumptions that have a significant impact on expected losses.

- ***Assumptions Committee*** – The Assumptions Committee is responsible for setting the assumptions, other than assumptions related to BIG exposures that use transaction-specific models within the scope of the Reserve Committees, used to calculate the Company's probability of default and loss in various portfolio loss scenario and economic capital models. When setting these assumptions, the committee considers relevant historical internal and external experience and any potential changes to market conditions that could affect these parameters going forward.

In addition, management and the boards of the Company's subsidiaries evaluate alternative investments prior to committing any funds to such investments. In the case of the U.S. Insurance Subsidiaries, the boards have delegated the approval of alternative investments to investment committees consisting of directors who are the insurers' Chief Investment Officer, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer; the activities of the investment committees are further reviewed by the insurers' full board of directors.

Enterprise Risk Management

The business units and functional areas are responsible for identifying, assessing, monitoring, reporting and managing their own risks. The Chief Risk Officer and other risk management personnel are separate from the business units and are responsible for developing the risk management framework, ensuring applicable risk management policies and procedures are followed consistently across business units, and for providing objective oversight and aggregated risk analysis.

The internal audit function (Internal Audit) provides independent assurance around effective risk management design and control execution. On a quarterly basis, or more frequently when required, Internal Audit reports its findings directly to the Audit Committee of the Board of Directors and informs the Chief Executive Officer and other senior management of any material issues.

The Company has established an enterprise level risk appetite statement, approved by the Board, and risk limits, that govern the Company's risk-taking activities, with similar documents governing the activities of each operating subsidiary. Risk management personnel monitor a variety of key risk indicators on an ongoing basis and work with the business units to take the appropriate steps to manage the Company's established risk appetites and tolerances. Risk management also uses an internally developed economic capital model to project potential ultimate losses in the insured portfolio as well as on alternative investments, and analyze the related capital implications for the Company, and performs stress and scenario testing to both validate model results and assess the potential financial impact of emerging risks and major strategic initiatives such as acquisitions or releases of capital.

Quarterly risk reporting keeps management and the Board and its Risk Oversight Committee, senior management, the business units and functional areas informed about material risk-related developments. At least once each year, risk management personnel prepare an Own Risk and Solvency Assessment for the Company as a whole and each of the operating companies (Commercial Insurer Solvency Self-Assessment for AG Re and AGRO) which reports the results of capital modeling, the status of key risk indicators and any emerging risks to the Risk Oversight Committee. In addition, the Company performs in-depth reviews annually of risk topics of interest to management and the Board. To the extent potentially significant business activities or operational initiatives are considered, the Chief Risk Officer analyzes the possible impact on the Company's risk profile and capital adequacy.

Surveillance of Insured Transactions

The Company's surveillance personnel are responsible for monitoring and reporting on the performance of each risk in its insured portfolio, including exposures in both the financial guaranty direct and assumed businesses, and tracking aggregation of risk. The primary objective of the surveillance process is to monitor trends and changes in transaction credit quality, detect any deterioration in credit quality, change or affirm ratings during reviews, and recommend remedial actions to management. The Company assigns internal credit ratings at closing to all transactions in the insured portfolio, and surveillance personnel recommend rating affirmations or adjustments to those ratings via the Risk Management Committees to reflect changes in transaction credit quality. The Company monitors its insured portfolio and refreshes its internal credit ratings on individual exposures in quarterly, semi-annual or annual review cycles based on the Company's view of the exposure's quality, loss potential, volatility and sector. Ratings on exposures in sectors identified as under the most stress or with the most potential volatility are reviewed every quarter, although the Company may also review a rating in response to developments impacting the credit when a ratings review is not scheduled.

The review cycle and scope vary based upon transaction type and credit quality. In general, the review process includes the collection and analysis of information from various sources, including trustee and servicer reports, performance reports from Intex (a commercially available structured finance reporting system), financial statements, general industry or sector news and analyses, and rating agency reports. For public finance risks, the surveillance process includes monitoring general economic trends, developments with respect to state and municipal finances, regulatory changes, environmental trends, and the financial situation of the issuers. For structured finance transactions, the surveillance process can include monitoring transaction performance data and cash flows, compliance with transaction terms and conditions, and evaluation of servicer or collateral manager performance and their financial condition. Additionally, the Company uses various quantitative tools, scorecards and models to assess transaction performance and identify situations where there may have been a change in credit quality. Surveillance activities may include discussions with or site visits to issuers, servicers, collateral managers or other parties to a transaction. Surveillance may adopt augmented procedures in response to various events, as it has done in response to the COVID-19 pandemic, major hurricanes or floods, and the transition away from the London Interbank Offered Rate (LIBOR) as a reference rate.

For transactions that the Company has assumed, the ceding insurers are generally responsible for conducting ongoing surveillance of the exposures that have been ceded to the Company. The Company's surveillance personnel monitor the ceding insurer's surveillance activities on exposures ceded to the Company through a variety of means, including reviews of surveillance reports provided by the ceding insurers, and meetings and discussions with their analysts. For public finance risks, the Company's surveillance personnel independently review assumed exposure utilizing the same procedures as applied to the Company's direct exposures. The Company's surveillance personnel also monitor transaction performance (for structured finance and infrastructure transactions), general news and information, industry trends and rating agency reports to help focus surveillance activities on sectors or exposures of particular concern. For certain assumed exposures, the Company provides surveillance and, in such cases, does so in a manner consistent with its own direct portfolio, including by undertaking an independent analysis and remodeling of the exposure. The Company's surveillance personnel also take steps to ensure that the ceding insurer is managing the risk pursuant to the terms of the applicable reinsurance agreement.

Workouts

The Company has personnel drawn from its surveillance, risk management, legal and other functions who are responsible for managing workout, loss mitigation and risk reduction situations. They work to develop and implement strategies on transactions that are experiencing loss or could possibly experience loss. They, along with the Workout Committee, develop strategies designed to enhance the ability of the Company to enforce its contractual rights and remedies and mitigate potential losses. They also engage in negotiation discussions with transaction participants and, when necessary, manage (along with legal personnel) the Company's litigation proceedings. They may also make open market or negotiated purchases of securities that the Company has insured, or negotiate or otherwise implement consensual terminations of insurance coverage prior to

contractual maturity. In addition, the Company's surveillance personnel work with servicers of RMBS transactions to enhance their performance.

Asset Management and Alternative Investments

Until July 1, 2023, the Company's Asset Management segment personnel were responsible for quantifying, analyzing and reporting the risks of each asset management fund and ensuring adherence to agreed investor mandates. The Company retained certain former Asset Management personnel to work with other risk personnel (together the investment team) to monitor the Company's investment in Sound Point, Sound Point funds and other alternative investments. Investment team personnel are responsible for the evaluation and due diligence processes for proposed new investments, and submit recommended investment actions to management or the Investment Committee in accordance with the Company's investment procedures. Investment team members monitor existing investments and provide periodic reporting at least quarterly to senior management, the AGL Board and the AGL Board's Risk Oversight and Finance Committees.

Data Protection

The Company is subject to local, state, and national laws and regulations in the U.S., U.K., the European Union (EU), the other EEA countries that comply with data protection laws in the EU, and other non-U.S. jurisdictions that require financial institutions and other businesses to protect personal and other sensitive information and provide notice of their privacy and security practices relating to the collection, disclosure and other processing of personal information. The Company is also subject to local, state, and national laws and regulations in the U.S., U.K., EEA, and other non-U.S. jurisdictions that require notification to affected individuals and regulators regarding data security breaches. To address these requirements, the Company has established and implemented policies and procedures that are intended to protect the privacy and security of personal information that comes into the Company's possession or control, and to comply with applicable laws and regulations. Company policies and procedures include, but are not limited to, specific technical, administrative, and physical safeguards for personal information, periodic risk assessments on privacy and security measures, monitoring and testing, an incident response plan that requires Company personnel to promptly report suspected and actual data breach incidents to designated management representatives, an enterprise-wide data governance program, and regularly maintained records that demonstrate the Company's accountability for compliance with the core privacy principles, relating to the processing of personal information and applicable data protection laws. The Company has imposed similar requirements, as applicable, on third parties with whom it shares personal information including through a rigorous vendor selection and management process. The Company engages its personnel and strives to enhance data privacy and security awareness through Company training, which is mandatory for all employees globally on an annual basis.

Climate Change Risk

The Company has long considered environmental impacts as part of its underwriting process, in particular with regard to U.S. public finance transactions. Global awareness of climate change has drawn greater attention to the financial implications and long-term consequences of frequent or severe natural disaster perils (e.g., storms and wildfires). As a financial guarantor of municipal and structured finance transactions, the Company does not have direct insurance exposure to natural perils but does face the risk that its obligors' ability to pay debt service may be impacted as a result of such perils and the exacerbating effect climate change may have on them.

The Company continues to enhance its approach to the consideration of climate risk in the origination, underwriting, credit approval, and surveillance of its insured exposures and has integrated climate risk into its risk management and control functions. Credit underwriting submissions are required to include an assessment of environmental and/or transitional risk factors as part of the underwriting analysis. Specifically, the vulnerability of obligors is evaluated with respect to climatic changes (e.g., sea level rise, droughts), extreme weather events (e.g., hurricanes, tornadoes, floods) or geological events (e.g., earthquakes, volcanic activity) as well as resilience factors (e.g., mitigation capabilities, adaptation capacity) to determine if such environmental issues could materially impact an obligor's expected performance.

The Company's assessment of how climate change-driven risks may impact a prospective obligor's ability to pay debt service is informed by its extensive experience in municipal finance coupled with proprietary analytics and third-party data and insights. To improve the Company's understanding of climate change and to develop the analytical tools needed to measure and manage the related financial risks, the Company has been investing in both talent and technology. The Company's risk management resources include climate science expertise. In addition, a dedicated internal team works with a geospatial data analytics company specializing in climate change/risk analysis and its effect on cities, counties, and states, to develop analytical

capabilities to evaluate climate risk and assess potential negative impacts that climate change could have on the proposed obligor's ability to pay debt service.

The Company is also exposed indirectly to climate change trends and events that might impair the performance of securities in its investment portfolio. The portfolio consists predominantly of fixed-maturity securities. Nevertheless, environmental issues, including regulatory changes, changes in supply or demand characteristics of fuels, and extreme weather events, may impact the value of certain securities. In 2016, the Company determined not to make any new investments in thermal coal enterprises. In fourth quarter of 2019, the Company revised its investment guidelines to incorporate material environmental factors into its investment analysis to enhance the quality of investment decisions. On an annual basis, the Company requests and reviews reports from its primary investment managers on any material non-financial risks (including vulnerability to climate change risks or exposure to extreme weather events) that may adversely impact returns.

The Company believes that the physical effects of climate change on the Company's business operations are not likely to be material and the Company does not anticipate capital expenditures for climate related projects.

Regulatory Reporting. As the global community moves to address and mitigate the effects of climate change, regulators across jurisdictions have taken steps to require climate change risk management and related reporting. Several of the Company's subsidiaries are subject to regulatory reporting with respect to managing and disclosing the impact of climate change and the related financial risks. The Company continues to monitor regulatory developments and meet requirements applicable to its subsidiaries. To date, the costs associated with complying with regulatory reporting obligations have not had a material impact on the Company's business, financial condition, and results of operations.

Governance. The Environmental and Social Responsibility Committee and the Risk Oversight Committee of AGL's Board of Directors, each consisting solely of independent directors, provide oversight of the Company's approach to addressing climate change risk in accordance with their respective charters. The Environmental and Social Responsibility Committee reviews updates on the consideration of environmental risks in the Company's insurance risk management and its investment portfolio, as well as legislative and regulatory developments of significance to the Company's environmental initiatives and related oversight. The Risk Oversight Committee reviews the establishment and implementation of enterprise risk management policies and practices.

At the operating company level, the AGM, AGC, AG Re and AGRO boards of directors review environmental risk reports at each of their quarterly meetings. The Chief Risk Officer is designated as the AGM, AGC, AG Re and AGRO board member and member of senior management responsible for overseeing the management of climate risks. In addition, the boards of AGUK and AGE have responsibility for overseeing the management of climate risks and compliance with environmental laws and regulations in those jurisdictions. The Company has also formed an environmental risk working group composed of senior members of the Company's credit, underwriting, surveillance, and risk management departments, to review the impact of environmental risk on the Company, including the development of objective risk measures, metrics and methodologies needed to evaluate the financial impact of climate change on obligors in its insured portfolio on both aggregate and individual risk levels.

Regulation

Overview

The Company's operations and significant investments are regulated by various regulatory authorities, including insurance, securities, derivatives and investment advisory. The insurance and financial services industries generally have been subject to heightened regulatory scrutiny and supervision since the financial crisis that began in 2008.

The Company and other significant investments are subject to insurance-related and asset management-related statutes, regulations and supervision by the U.S. states and territories and the non-U.S. jurisdictions in which they do business. The degree and type of regulation varies from one jurisdiction to another. We expect that the U.S. and non-U.S. regulations applicable to the Company and its regulated entities will continue to evolve for the foreseeable future.

United States Regulation

Insurance and Financial Services Regulation

AGL has two operating insurance subsidiaries domiciled in the U.S., which the Company refers to collectively as the U.S. Insurance Subsidiaries.

- AGM is a New York domiciled insurance company licensed to write financial guaranty insurance and reinsurance in 50 U.S. states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands.

- AGC is a Maryland domiciled insurance company licensed to write financial guaranty insurance and reinsurance in 50 U.S. states, the District of Columbia and Puerto Rico.

Insurance Holding Company Regulation

The U.S. Insurance Subsidiaries are subject to the insurance holding company laws of their respective jurisdictions of domicile, as well as other jurisdictions where these insurers are licensed to do insurance business. These laws generally require each of the U.S. Insurance Subsidiaries to register with its domestic state insurance department and annually to furnish financial and other information about the operations of companies within its holding company system. Generally, all transactions among companies in the holding company system to which any of the U.S. Insurance Subsidiaries is a party (including sales, loans, reinsurance agreements and service agreements) must be fair, reasonable and equitable, and, if material or of a specified category, such as reinsurance or service agreements, require prior notice to and approval or non-disapproval by the insurance department where the applicable subsidiary is domiciled.

Change of Control

Before a person can acquire control of a U.S.-domiciled insurance company, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled or deemed commercially domiciled. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of such insurer. Because a person acquiring 10% or more of AGL's common shares would indirectly control the same percentage of the stock of our U.S. Insurance Subsidiaries, the insurance change of control laws of Maryland and New York would likely apply to such acquisition. Accordingly, a person acquiring 10% or more of AGL's common shares must either file disclaimers of control of our U.S. Insurance Subsidiaries with the insurance commissioners of the States of Maryland and New York or apply to acquire control of such subsidiaries with such insurance commissioners. However, this presumption does not create a safe harbor for acquisitions below the 10% threshold, which may still result in a control determination. Significantly, an acquirer of less than 10% of an insurer's voting securities may still be deemed to control the insurer based on all the facts and circumstances, including the terms and conditions of the proposed transaction. Moreover, a control relationship can arise from a contract or other factors, in the absence of any ownership of voting securities of an insurer.

Prior to approving an application to acquire control of a domestic insurer, each state insurance commissioner will consider factors such as the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the applicant's plans for the management of the board of directors and executive officers of the insurer, the applicant's plans for the future operations of the insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving AGL that some or all of AGL's shareholders might consider to be desirable, including, in particular, unsolicited transactions.

Other State Insurance Regulations

State insurance authorities have broad regulatory powers with respect to various aspects of the business of U.S. insurance companies, including licensing these companies to transact business, "accrediting" reinsurers, determining whether assets are "admitted" and counted in statutory surplus, prohibiting unfair trade and claims practices, establishing reserve requirements and solvency standards, regulating investments and dividends and, in certain instances, approving policy forms and related materials and approving premium rates. State insurance laws and regulations require the U.S. Insurance Subsidiaries to file financial statements with insurance departments in every U.S. state or jurisdiction where they are licensed, authorized or accredited to conduct insurance business, and their operations are subject to examination by those departments at any time. The U.S. Insurance Subsidiaries prepare statutory financial statements in accordance with Statutory Accounting Principles, or SAP, and procedures prescribed or permitted by these departments. State insurance departments conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years.

The NYDFS, the regulatory authority of the domiciliary jurisdiction of AGM, and the Maryland Insurance Administration, the regulatory authority of the domiciliary jurisdiction of AGC, each conducts a periodic financial examination of insurance companies domiciled in New York and Maryland, respectively, usually at five-year intervals. In 2023, the NYDFS and the MIA last completed their joint examination of AGM and AGC. The examinations of AGM and AGC were for the five-

year period ending December 31, 2021. The examination reports from the NYDFS and the MIA did not note any significant regulatory issues.

State Dividend Limitations

New York. One of the primary sources of cash for repurchases of shares and the payment of debt service and dividends by the Company is the receipt of dividends from AGM. Under the New York Insurance Law, AGM may only pay dividends out of "earned surplus," which is the portion of an insurer's surplus that represents the net earnings, gains or profits (after deduction of all losses) that have not been distributed to the insurer's shareholders as dividends, transferred to stated capital or capital surplus, or applied to other purposes permitted by law, but does not include unrealized appreciation of assets. AGM may pay dividends without the prior approval of the NYDFS in an amount that, together with all dividends declared or distributed by it during the preceding 12 months, does not exceed the lesser of 10% of its policyholders' surplus (as of its last annual or quarterly statement filed with the NYDFS) or 100% of its adjusted net investment income during that period. See Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Insurance Subsidiaries, for the maximum amount of dividends that can be paid without regulatory approval, recent dividend history and other recent capital movements.

Maryland. Another primary source of cash for repurchases of shares and the payment of debt service and dividends by the Company is the receipt of dividends from AGC. Under Maryland's insurance law, AGC may, with prior notice to the MIA, pay an ordinary dividend in an amount that, together with all dividends paid in the prior 12 months, does not exceed the lesser of 10% of its policyholders' surplus (as of the prior December 31) or 100% of its adjusted net investment income during that period. A dividend or distribution to a shareholder of AGC in excess of this limitation would constitute an "extraordinary dividend," which must be paid out of AGC's "earned surplus" and reported to, and approved by, the MIA prior to payment. "Earned surplus" is that portion of AGC's surplus that represents the net earnings, gains or profits (after deduction of all losses) that have not been distributed to its shareholders as dividends or transferred to stated capital or capital surplus, or applied to other purposes permitted by law, but does not include unrealized capital gains and appreciation of assets. AGC may not pay any dividend or make any distribution, including ordinary dividends, unless it notifies the MIA Insurance Commissioner (the Maryland Commissioner) of the proposed payment within five business days following declaration and at least ten days before payment. The Maryland Commissioner may declare that such dividend not be paid if it finds that AGC's policyholders' surplus would be inadequate after payment of the dividend or the dividend could lead AGC to a hazardous financial condition. See Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Insurance Subsidiaries, for the maximum amount of dividends that can be paid without regulatory approval, recent dividend history and other recent capital movements.

Contingency Reserves

Each of AGM, under the New York Insurance Law, and AGC, under Maryland insurance law and regulations, must establish a contingency reserve, as reported on its statutory financial statements, to protect policyholders. The New York Insurance Law and Maryland insurance laws and regulations, as applicable, determine the calculation of the contingency reserve and the period of time over which it must be established and, subsequently, can be released.

In both New York and Maryland, releases from the insurer's contingency reserve may be permitted under specified circumstances in the event that actual loss experience exceeds certain thresholds or if the reserve accumulated is deemed excessive in relation to the insurer's outstanding insured obligations.

From time to time, the U.S. Insurance Subsidiaries have obtained the approval of their regulators to release contingency reserves based on losses or because the accumulated reserve is deemed excessive in relation to the insurer's outstanding insured obligations. In 2023, the U.S. Insurance Subsidiaries each requested a release of accumulated contingency reserve which were deemed excessive in relation to the Company's outstanding insured obligations. AGM obtained the NYDFS's approval for a contingency reserve release of approximately $54.8 million and AGC obtained the MIA's approval for a contingency reserve release of approximately $1.2 million, which represented the assumed contingency reserves maintained by AGC, as a reinsurer of AGM, in connection with the same insured obligations that were the subject of AGM's $54.8 million release. Both AGM's and AGC's release were recorded in 2023.

Applicable New York and Maryland laws and regulations require regular, quarterly contributions to contingency reserves, but such laws and regulations permit the discontinuation of such quarterly contributions to an insurer's contingency reserves when such insurer's aggregate contingency reserves for a particular line of business (i.e., municipal or non-municipal) exceed the sum of the insurer's outstanding principal for each specified category of obligations within the particular line of business multiplied by the specified contingency reserve factor for each such category. In accordance with such laws and

regulations, and with the approval of the NYDFS and the MIA, respectively, AGM ceased making regular quarterly contributions to its contingency reserves for all of its non-municipal business and AGC ceased making quarterly contributions to its contingency reserves for both municipal and non-municipal business, in each case beginning in the fourth quarter of 2014. Such cessations are expected to continue for as long as AGM and AGC satisfy the foregoing condition for their applicable line(s) of business.

Single and Aggregate Risk Limits

The New York Insurance Law and the Code of Maryland Regulations establish single risk limits for financial guaranty insurers applicable to all obligations insured by a financial guaranty insurer that are issued by a single entity and backed by a single revenue source. For example, under the limit applicable to municipal obligations, the insured average annual debt service for a single risk, net of qualifying reinsurance and collateral, may not exceed 10% of the sum of the insurer's policyholders' surplus and contingency reserves. In addition, the insured unpaid principal of municipal obligations attributable to any single risk, net of qualifying reinsurance and collateral, is limited to 75% of the insurer's policyholders' surplus and contingency reserves.

Under the limit applicable to qualifying asset-backed securities, the lesser of:

- the insured average annual debt service for a single risk, net of qualifying reinsurance and collateral, or

- the insured unpaid principal (reduced by the extent to which the unpaid principal of the supporting assets exceeds the insured unpaid principal) divided by nine, net of qualifying reinsurance and collateral,

may not exceed 10% of the sum of the insurer's policyholders' surplus and contingency reserves, subject to certain conditions.

Single-risk limits are also specified for other categories of insured obligations, and generally are more restrictive than those described above for municipal and asset-backed obligations. Obligations not qualifying for an enhanced single-risk limit are generally subject to a catch-all or "other" limit under which the unpaid principal of the single risk, net of qualifying reinsurance and collateral, may not exceed 10% of the sum of the insurer's policyholders' surplus and contingency reserves. For example, "triple-X" and "future flow" securitizations, as well as unsecured corporate obligations and unsecured investor-owned utility obligations, are generally subject to this catch-all or "other" single-risk limit.

The New York Insurance Law and the Code of Maryland Regulations also establish an aggregate risk limit on the basis of the aggregate net liability insured by a financial guaranty insurer as compared with its statutory capital. "Aggregate net liability" is defined for this purpose as the outstanding principal and interest of guaranteed obligations insured, net of qualifying reinsurance and collateral. Under this limit, an insurer's combined policyholders' surplus and contingency reserves must not be less than the sum of various percentages of aggregate net liability for various categories of specified obligations. The percentage varies from 0.33% for certain municipal obligations to 4% for certain non-investment-grade obligations. As of December 31, 2023, the aggregate net liability of each of AGM and AGC utilized approximately 30% and 12% of their respective policyholders' surplus and contingency reserves.

The NYDFS Superintendent (New York Superintendent) and the Maryland Commissioner each have broad discretion to order a financial guaranty insurer to cease new business originations if the insurer fails to comply with single or aggregate risk limits. In the Company's experience in New York, the New York Superintendent has shown a willingness to work with insurers to address these concerns.

Investments

The U.S. Insurance Subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain asset categories, such as BIG fixed-maturity securities, real estate, equity investments, and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus, and, in some instances, would require divestiture of such non-qualifying investments. In addition, any investment by a U.S. Insurance Subsidiary must be authorized or approved by that insurance company's board of directors or a committee thereof that is responsible for supervising or making such investment.

Group Regulation

In connection with AGL's establishment of tax residence in the U.K., as discussed in greater detail under "Tax Matters" below, the NYDFS has been designated as group-wide supervisor for the Assured Guaranty group. Group-wide supervision by the NYDFS results in additional regulatory oversight over Assured Guaranty, particularly with respect to group-wide enterprise risk, and may subject Assured Guaranty to new regulatory requirements and constraints.

U.S. Credit for Reinsurance Requirements for Non-U.S. Reinsurance Subsidiaries

The Company's Bermuda reinsurance subsidiaries, AG Re and AGRO, are affected by regulatory requirements in various U.S. states governing the ability of a ceding company domiciled in the state to receive credit on its statutory financial statements for reinsurance provided by a reinsurer. In general, under such requirements, a ceding company that obtains reinsurance from a reinsurer that is licensed, accredited or approved by the ceding company's state of domicile is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the ceding company's liability for unearned premiums (which are that portion of premiums written which applies to the unexpired portion of the policy period), and loss and LAE reserves ceded to the reinsurer. The substantial majority of states, however, also permit a credit on the statutory financial statements of a ceding insurer for reinsurance obtained from a non-licensed or non-accredited reinsurer to the extent that the reinsurer secures its reinsurance obligations to the ceding insurer by providing collateral in the form of a letter of credit, trust fund or other acceptable security arrangement. Certain of those states also permit such non-licensed/non-accredited reinsurers that meet certain specified requirements to apply for "certified reinsurer" status. If granted, such status allows the certified reinsurer to post less than 100% collateral (the exact percentage depends on the certifying state's view of the reinsurer's financial strength) and the applicable ceding company will still qualify, on the basis of such reduced collateral, for full credit for reinsurance on its statutory financial statements with respect to reinsurance contracts renewed or entered into with the certified reinsurer on or after the date the reinsurer becomes certified. Certain states have eliminated the reinsurance collateral requirements for unauthorized reinsurers in certain qualifying jurisdictions that (i) meet specified requirements, such as minimum capital and surplus amounts and minimum solvency or capital ratios, and (ii) provide certain commitments to the ceding insurer's domiciliary state, such as submission to such state's jurisdiction and the filing of annual audited financial statements with the state. A few states do not allow credit for reinsurance ceded to non-licensed reinsurers except in certain limited circumstances and others impose additional requirements that make it difficult to become accredited.

AG Re and AGRO are not licensed, accredited or approved in any state and have established trusts to secure their reinsurance obligations. In 2017, AGRO obtained certified reinsurer status in Missouri, which allows AGRO to post 10% collateral in respect of any reinsurance assumed from a Missouri-domiciled ceding company on or after the date of AGRO's certification (although, currently, AGRO does not assume any such reinsurance). See "Non-U.S. Regulation —Bermuda— Bermuda Insurance Regulation" for Bermuda regulations applicable to AG Re and AGRO.

Regulation of Swap Transactions Under Dodd-Frank

The Company's U.S. insurance businesses are subject to direct and indirect regulation under U.S. federal law. In particular, their derivatives activities are directly and indirectly subject to a variety of regulatory requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). Based on the size of its U.S. Insurance Subsidiaries' derivatives portfolios, AGL does not believe any of the U.S. subsidiaries are required to register with the Commodity Futures Trading Commission (CFTC) as a "major swap participant" or with the SEC as a "major securities-based swap participant." Certain of the Company's subsidiaries may be subject to Dodd-Frank Act requirements to post margin for, or to clear on a regulated execution facility, future swap transactions or with respect to certain amendments to legacy swap transactions, if they enter into such transactions.

Regulation of U.S. Asset Management Business

Prior to July 2023, AGL had two principal operating asset management subsidiaries domiciled in the U.S.: AssuredIM LLC (now known as Sound Point Luna LLC) and AHP. AssuredIM LLC is registered as an investment adviser with the SEC and is currently owned by Sound Point, LP. AssuredIM LLC was also previously registered with the CFTC as a commodity pool operator and was a member of the National Futures Association, and deregistered in June 2023, shortly prior to the Sound Point Transaction. AHP was launched in 2020 as a relying adviser of AssuredIM LLC and became independently registered with the SEC in March 2023. AHP is now independently owned by an entity owned and controlled by its managing partner.

Beginning July 1, 2023, following the Sound Point Transaction, the Company participates in the asset management business through its ownership interest in Sound Point, which is registered as an investment adviser with the SEC. Registered investment advisers are subject to the requirements and regulations of the U.S. Investment Advisers Act of 1940, as amended

(the Advisers Act). As a registered investment adviser, Sound Point, LP and certain other Sound Point entities must submit periodic filings with the SEC on Forms ADV, which are publicly available. The Advisers Act also imposes additional requirements on registered advisers, including the maintenance of a Code of Ethics addressing potential conflicts of interest, an effective compliance program, recordkeeping and reporting, disclosure, limitations on cross and principal transactions between an adviser and its advisory clients and general anti-fraud prohibitions. In addition, private funds advised by Sound Point rely on exemptions from various requirements of the Securities Act, the Exchange Act, the U.S. Investment Company Act of 1940, as amended, the Commodity Exchange Act and the U.S. Employee Retirement Income Security Act of 1974, as amended.

Non-U.S. Regulation

General

A portion of the Company's business is conducted in non-U.S. countries. Generally, the Company's subsidiaries operating in non-U.S. jurisdictions must satisfy local regulatory requirements. Certain of these jurisdictions require registration and periodic reporting by insurance and reinsurance companies that are licensed or authorized in such jurisdictions and are controlled by other entities. Applicable legislation also typically requires periodic disclosure concerning the entity that controls the insurer and reinsurer and the other companies in the holding company system and prior approval of intercompany transactions and transfers of assets, including, in some instances, payment of dividends by the insurance and reinsurance subsidiary within the holding company system.

In addition to these licensing, disclosure and asset transfer requirements, the Company's non-U.S. operations are also regulated in various jurisdictions with respect to, among other matters, policy language and terms, amount and type of reserves, amount and type of capital to be held, amount and type of local investment, local tax requirements, and restrictions on changes in control. AGL, as a Bermuda-domiciled holding company, is also subject to shareholding restrictions. Such shareholding restrictions of AGL and restrictions on changes in control of our foreign operations may discourage potential acquisition proposals and may delay, deter or prevent a change of control of AGL, including through transactions, and, in particular, unsolicited transactions, that some or all of its shareholders might consider to be desirable. See Item 1A. Risk Factors, Risks Related to GAAP, Applicable Law and Regulations captioned "Applicable insurance laws may make it difficult to effect a change of control of AGL."

Bermuda

The Bermuda Monetary Authority (the Authority) regulates the Company's operating insurance and reinsurance subsidiaries in Bermuda. AG Re and AGRO are each an insurance company currently registered and licensed under the Insurance Act 1978 of Bermuda, amendments thereto and related regulations (collectively, the Insurance Act). AG Re is registered and licensed as a Class 3B insurer and is authorized to carry on general insurance business (as understood under the Insurance Act), subject to any conditions attached to its license and to compliance with the requirements imposed by the Insurance Act.

AGRO is registered and licensed as both a Class 3A insurer and a Class C long-term insurer, and therefore carries on both general and long-term business (as understood under the Insurance Act), subject to any conditions attached to its license. In particular, AGRO must keep its accounts in respect of its general business and its long-term business separate in respect of any other business. AGRO is required to maintain both a general business fund and a long-term business fund (as defined in the Insurance Act.)

Bermuda Insurance Regulation

The Insurance Act, as enforced by the Authority, imposes on AG Re and AGRO a variety of requirements and restrictions, including the filing of annual GAAP financial statements and audited statutory financial statements; compliance with minimum enhanced capital requirements; compliance with the Authority's Insurance Code of Conduct; compliance with the Authority's Insurance Sector Operational Cyber Risk Management Code of Conduct; compliance with minimum solvency and liquidity standards; restrictions on the declaration and payment of dividends and distributions; preparation and publication of an annual Financial Condition Report providing details on measures governing the business operations, corporate governance framework, solvency and financial performance of the insurer and reinsurer; restrictions on changes in control of regulated insurers and reinsurers; restrictions on the reduction of statutory capital; and the need to have a principal representative and a principal office (as understood under the Insurance Act) in Bermuda. The Insurance Act grants to the Authority the power to cancel insurance licenses, supervise, investigate and intervene in the affairs of insurance and reinsurance companies and in certain circumstances share information with foreign regulators.

Shareholder Controllers

Pursuant to provisions in the Insurance Act, any person who becomes a holder of 10% or more, 20% or more, 33% or more or 50% or more of the Company's common shares must notify the Authority in writing within 45 days of becoming such a holder. The Authority has the power to object to such a person if it appears to the Authority that the person is not fit and proper to be such a holder. In such a case, the Authority may require the holder to reduce their shareholding in the Company and may direct, among other things, that the voting rights attached to their common shares are not exercisable.

Minimum Solvency Margin and Enhanced Capital Requirements

Under the Insurance Act, AG Re and AGRO must each ensure that the value of its general business statutory assets exceeds the amount of its general business statutory liabilities by an amount greater than a prescribed minimum solvency margin and each company's applicable enhanced capital requirement, which is established by reference to either its Bermuda Solvency Capital Requirement (BSCR) model or an approved internal capital model. The BSCR model is a risk-based capital model which provides a method for determining an insurer's capital requirements (statutory economic capital and surplus) by establishing capital requirements for ten categories of risk in the insurer's business: fixed income investment risk, equity investment risk, interest rate/liquidity risk, currency risk, concentration risk, premium risk, reserve risk, credit risk, catastrophe risk and operational risk.

Restrictions on Dividends and Distributions

The Insurance Act limits the declaration and payment of dividends by AG Re and AGRO, including by prohibiting each company from declaring or paying any dividends during any financial year if it is in breach of its prescribed minimum solvency margin, minimum liquidity ratio or enhanced capital requirement, or if the declaration or payment of such dividends would cause such a breach. Dividends are paid out of each insurer's statutory surplus and, therefore, dividends cannot exceed such surplus. See "Minimum Solvency Margin and Enhanced Capital Requirements" above and "Minimum Liquidity Ratio" below.

The Companies Act 1981 of Bermuda (Companies Act) also limits the declaration and payment of dividends and other distributions by Bermuda companies such as AGL and its Bermuda subsidiaries, which, in addition to AG Re and AGRO, also include Cedar Personnel Ltd. (collectively, the Bermuda Subsidiaries). Such companies may only declare and pay a dividend or make a distribution out of contributed surplus (as understood under the Companies Act) if there are reasonable grounds for believing that the company is, and after the payment will be, able to meet and pay its liabilities as they become due and the realizable value of the company's assets will not be less than its liabilities.

Minimum Liquidity Ratio

The Insurance Act provides a minimum liquidity ratio for general business. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable, funds held by ceding insurers and any other assets which the Authority accepts on application. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined) and letters of credit, corporate guaranties and other instruments.

Certain Other Bermuda Law Considerations

Although AGL is incorporated in Bermuda, it is classified as a non-resident of Bermuda for exchange control purposes by the Authority. Pursuant to its non-resident status, AGL may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of its common shares.

AGL is not currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation. Bermuda companies pay, as applicable, annual government fees, business fees, payroll tax and other taxes and duties. See "— Tax Matters—Taxation of AGL and Subsidiaries—Bermuda."

United Kingdom Insurance and Financial Services Regulation

Each of AGUK and Assured Guaranty Finance Overseas Ltd. (AGFOL) are subject to the FSMA, which covers financial services relating to deposits, insurance, investments and certain other financial products. Under FSMA, effecting or carrying out contracts of insurance by way of business in the U.K. each constitutes a "regulated activity" requiring authorization by the appropriate regulator.

The PRA and the Financial Conduct Authority (FCA) are the main regulatory authorities responsible for insurance regulation in the U.K. These two regulatory bodies cover the following areas:

- the PRA, a part of the Bank of England, is responsible for prudential regulation of certain classes of financial services firms, including insurance companies, and

- the FCA is responsible for the prudential regulation of all non-PRA firms and the regulation of market conduct by all firms.

AGUK, as an insurance company, is regulated by both the PRA and the FCA. They impose on AGUK a variety of requirements and restrictions, including minimum solvency capital requirements; change of control; reporting requirements; supervision of management; intervention and enforcement; and fees and levies. AGFOL, as an insurance intermediary, is regulated by the FCA. AGFOL's permissions from the FCA allow it to introduce business to the U.S. Insurance Subsidiaries, so that AGFOL can arrange financial guaranties underwritten by the U.S. Insurance Subsidiaries. AGFOL is not authorized as an insurer and does not itself take risk in the transactions it arranges or places.

AGUK also is the principal of Assured Guaranty Credit Protection Ltd. (AGCPL). Prior to 2009, AGCPL entered into a limited number of derivative contracts, some of which are still outstanding, that provide credit protection on certain referenced obligations. AGUK guarantees AGCPL's obligations under such derivative contracts. AGCPL is not authorized by the PRA or FCA, but is an appointed representative of AGUK. This means that AGCPL can carry on insurance distribution activities without a license because AGUK has regulatory responsibility for it.

PRA Supervision and Enforcement

The PRA has extensive powers to intervene in the affairs of an authorized firm, including the power in certain circumstances to withdraw the firm's authorization to carry on a regulated activity. The PRA carries out the prudential supervision of insurance companies like AGUK through a variety of methods, including the collection of information from statistical returns, the review of accountants' reports and insurers' annual reports and disclosures, visits to insurance companies and regular formal interviews. The PRA takes a risk-based approach to the supervision of insurance companies.

The PRA assesses, on an ongoing basis, whether insurers are acting in a manner consistent with safety and soundness and appropriate policyholder protection, and whether they meet, and are likely to continue to meet, threshold conditions. The PRA weights its supervision towards those issues and those insurers that, in its judgment, pose the greatest risk to its regulatory objectives. It is forward-looking, assessing its objectives not just against current risks, but also against those that could plausibly arise in the future. Its risk assessment framework looks at the insurer's risk context, the potential impact of failure of the insurer and mitigating factors.

AGUK calculates its minimum required capital according to the Solvency II criteria and is in compliance.

Other U.K. Regulatory Requirements

In 2010, it was agreed between AGUK's management and its then regulator, the Financial Services Authority (now the PRA), that new business written by AGUK would be guaranteed using a co-insurance structure pursuant to which AGUK would co-insure municipal and infrastructure transactions with AGM and structured finance transactions with AGC. AGUK's financial guaranty for each transaction covers a proportionate share (currently fixed from 2018 at 15%) of the total exposure, and AGM or AGC, as the case may be, guarantees the remaining exposure under the transaction. AGM or AGC, as the case may be, will also provide a second-to-pay guaranty to cover AGUK's financial guaranty.

Solvency II and Solvency Requirements

Solvency II took effect from January 1, 2016, in the U.K. and remains in effect as part of the U.K.'s retained EU law after the withdrawal of the U.K. from the EU (Brexit). The reform of Solvency II as it applies in the U.K. is currently under

consideration by the U.K. government. Solvency II provides rules on capital adequacy, governance and risk management and regulatory reporting and public disclosure. Under Solvency II, AGUK is subject to certain limits and requirements, including the maintenance of a minimum solvency capital requirement (which depends on the type and amount of insurance business a company writes and the other risks to which it is exposed) and the establishment of technical provisions, which include projected losses and premium earnings. Failure to maintain capital at least equal to the capital requirements under Solvency II is one of the grounds on which the wide powers of intervention conferred upon the PRA may be exercised.

Among other things, Solvency II introduced a revised risk-based prudential regime which includes the following features: (1) assets and liabilities are generally to be valued at their market value; (2) the amount of required economic capital is intended to ensure, with a probability of 99.5%, that regulated insurance firms are able to meet their obligations to policyholders and beneficiaries over the following 12 months; and (3) reinsurance recoveries are treated as a separate asset (rather than being netted off the underlying insurance liabilities). AGUK calculates its solvency capital requirements using the Standard Formula under Solvency II and is in compliance.

Restrictions on Dividend Payments

U.K. company law prohibits each of AGUK and AGFOL from declaring a dividend to its shareholders unless it has "profits available for distribution." The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While the U.K. insurance regulatory laws impose no statutory restrictions on a general insurer's ability to declare a dividend, the PRA's capital requirements may in practice act as a restriction on dividends for AGUK.

Change of Control

Under FSMA, when a person decides to acquire or increase "control" of a U.K. authorized firm (including an insurance company) they must give the PRA (if regulated by the PRA and FCA) or the FCA (if regulated solely by the FCA) notice in writing before making the acquisition. The PRA and the FCA have up to 60 working days (without including any period of interruption) in which to assess a change of control case. Any person (a company or individual) that directly or indirectly acquires 10% or 20% (depending on the type of firm, the "Control Percentage Threshold") or more of the shares, or is entitled to exercise or control the exercise of the Control Percentage Threshold or more of the voting power, of a U.K. authorized firm or its parent undertaking is considered to "acquire control" of the authorized firm. Broadly speaking, the 10% threshold applies to banks, insurers and reinsurers (but not brokers) and Markets in Financial Instruments Directive (MiFID) investment firms, and the 20% threshold to insurance brokers and certain other firms that are Non-Directive firms for the purposes of the Solvency II Directive.

U.K. Withdrawal from the European Union

Through 2019, AGUK wrote business in the U.K. and various countries throughout the EU as well as certain other non-EU countries. In mid-2019, to address the impact of the withdrawal of the U.K. from the EU, AGL established AGE as a French incorporated company. AGE was authorized by the French insurance and banking supervisory authority, the ACPR, to conduct financial guarantee business from January 2, 2020, and from that date AGUK ceased the underwriting of new business within the EEA. In October 2020, in preparation for Brexit, AGUK transferred to AGE certain existing AGUK policies relating to risks in the EEA under the Part VII Transfer.

AGUK will continue to write new business in the U.K. and certain other non-EEA countries.

Regulation of U.K. Asset Management Business

AssuredIM London is domiciled in the U.K. and had been authorized by the FCA as an investment manager in the U.K. with certain permissions. Prior to July 1, 2023, AssuredIM London acted as a subadvisor to AssuredIM LLC and was a relying adviser of AssuredIM LLC for U.S. regulatory purposes. As part of the Sound Point Transaction on July 1, 2023, AssuredIM London sold its business to a Sound Point affiliate and ceased business operations. AssuredIM London cancelled its FCA authorization as of October 2, 2023.

France

As an insurance company licensed in France, AGE is regulated by the ACPR and is subject to the provisions of Solvency II as well as related EU delegated regulations as implemented in France, and by the French Insurance Code and the Monetary and Financial Code, both of which set out the primary rules governing the insurance industry in France. In

accordance with French insurance regulation and Solvency II, AGE is permitted to carry on its activities in the countries of the EEA where it is authorized to operate under the freedom to provide services regime.

French regulation of insurance companies imposes on AGE a variety of requirements and restrictions, including minimum solvency capital requirements; change of control; reporting requirements; supervision of management; and intervention and enforcement.

ACPR Supervision and Enforcement

The ACPR has extensive powers to intervene in the affairs of an insurance company, including the power in certain circumstances to withdraw the company's authorization to carry on a regulated activity. The ACPR carries out the prudential supervision of insurance companies like AGE through a variety of methods, including the collection of information from statistical returns, the review of accountants' reports and insurers' annual reports and disclosures, visits to insurance companies and regular formal interviews.

The ACPR assesses, on an ongoing basis, whether insurers are acting in a manner consistent with safety and soundness and appropriate policyholder protection, and whether they meet, and are likely to continue to meet, threshold conditions. The ACPR is forward-looking, assessing its objectives not just against current risks, but also against those that could plausibly arise in the future. Its risk assessment framework looks at the insurer's risk context, the potential impact of failure of the insurer and mitigating factors.

Solvency II and Solvency Requirements

Solvency II came into effect in France on January 1, 2016, and is the legal and regulatory basis for the supervision of insurance firms in France. It provides rules on capital adequacy, governance, risk management, and regulatory reporting and public disclosure. Under Solvency II, AGE is subject to certain limits and requirements, including the maintenance of a minimum solvency capital requirement (which depends on the type and amount of insurance business a company writes and the other risks to which it is exposed) and the establishment of technical provisions, which include projected losses and premium earnings. Failure to maintain capital at least equal to the capital requirements under Solvency II is one of the grounds on which the wide powers of intervention conferred upon the ACPR may be exercised.

Among other things, Solvency II introduced a revised risk-based prudential regime which includes the following features: (1) assets and liabilities are generally to be valued at their market value; (2) the amount of required economic capital is intended to ensure, with a probability of 99.5%, that regulated insurance firms are able to meet their obligations to policyholders and beneficiaries over the following 12 months; and (3) reinsurance recoveries are treated as a separate asset (rather than being netted off the underlying insurance liabilities). AGE calculates its solvency capital requirements using the Standard Formula under Solvency II and is in compliance.

Restrictions on Dividend Payments

French company law prohibits AGE from declaring a dividend to its shareholders unless it has "profits and/or reserves available for distribution." The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While French law imposes no statutory restrictions on an insurer's ability to declare a dividend, the ACPR's capital requirements may, in practice, act as a restriction on dividends for AGE.

Change of Control

The French insurance code has requirements regarding acquisitions, disposals, and increases or decreases in ownership of a French-licensed insurance company.

Any transaction enabling a person (a company or individual), acting alone or in concert with other persons, to acquire, increase, dispose of or reduce its ownership in an insurance company licensed in France requires express or implied approval from the ACPR: (i) where such transaction results directly or indirectly in the proportion of shares or voting rights held by that person or those persons rising above 10%, 20%, one-third or 50% of all shares or voting rights; (ii) where the insurance or reinsurance company becomes a subsidiary of that person or those persons; and (iii) where the transaction allows this person or persons to exercise a significant influence over the management of this company.

As a matter of principle, the ACPR has 60 business days from the date on which it acknowledges receipt of the notification of the transaction to notify the reporting entity and the insurance company whose ownership change is contemplated of its refusal or approval of the transaction. In approving or refusing the transaction, the ACPR takes into account various factors, including the reputation of the acquirer, the effect of the transaction on the business and the management of the company, the impact of the transaction on the financial strength of the company, or the ability of the company to continue to comply with applicable regulation.

Human Capital Management

The Company recognizes that its workforce, as a key driver of long-term performance, is among its most valued assets. Accordingly, the Company's key human capital management objectives are to attract, hire, retain, develop, and support a diverse group of the highest quality employees, including talented and experienced business leaders who drive its corporate strategies and build long-term shareholder value. To promote these objectives, the Company's human capital management programs are designed to reward and support employees with competitive compensation and benefit packages in each of its locations around the globe, and with professional development opportunities to cultivate talented employees and prepare them for critical roles and future leadership positions.

As of December 31, 2023, the Company employed 350 people world wide; approximately 88% of employees are based in the U.S. and Bermuda and approximately 12% are based in the U.K. and EEA. Approximately 39% of the Company's workforce is female and 61% is male. The average tenure is approximately 13 years. Other than in EEA, none of the Company's employees are subject to collective bargaining agreements. The Company believes its employee relations are satisfactory.

Learning and Development; Mentoring. The Company invests in the professional development of its workforce because it believes that encouraging employees to realize their full capabilities enhances job satisfaction, leads to increased performance, and enables the Company to cultivate a pipeline of internal talent for succession planning. To support the advancement of its employees, the Company endeavors to strengthen their knowledge and skills by providing equitable access to training, including in leadership, management and effective communication skills, mentoring opportunities, as well as tuition reimbursement assistance.

The Company believes its culture is collegial and collaborative and this fosters informal mentoring and learning. The Company also has a formal one-on-one mentoring program, made available to all employees, to provide an additional learning resource for its employees, facilitate the onboarding of new recruits and reinforce connectedness.

Compensation and Benefits. The Company designed its compensation program to attract, retain, and motivate talented individuals and to recognize and reward outstanding achievement. The components of the program consist of base salary and may include performance-based incentive compensation in the form of an annual cash incentive and deferred compensation in the form of cash and/or equity. The Company believes that a compensation program with both short-term and long-term awards provides fair and competitive compensation and aligns the interests of employees and investors. The Company offers a benefits package designed to promote and support the physical and mental health of its employees as well as financial security. Benefits include life and health (medical, dental and vision) insurance, retirement savings plans (including Company matches of employee contributions), an employee stock purchase plan, hybrid work schedules, paid time off, paid family leave, an employee assistance program, commuter benefits, tuition reimbursement, and emergency backup child, elder and pet care.

Assured Guaranty employs a number of practices to help ensure that its compensation program is competitive, and aligns with the Company's goals. The Company provides to its managers training on completing and delivering employee performance evaluations and compensation considerations. To promote consistency and fairness, the Company's compensation function is centralized. In addition, the Company conducts periodic reviews of its compensation program and works with independent compensation and benefits consultants to help ensure that its compensation program reflects best practices and current market standards. The AGL Board's Compensation Committee is updated quarterly on different aspects of the Company's compensation program, practices, and progress.

Culture. The Company seeks to foster and maintain strong ethical standards and a reputation as a business that conducts itself professionally and with a high degree of integrity. In addition, the Company works to provide and support a respectful and inclusive environment that values the abilities of each employee, which the Company believes leads to enhanced engagement, maximizing individual performance, and improving retention. The Company believes education and awareness are critical components in promoting the Company's cultural values across the organization. Upon onboarding and annually, the Company requires all employees to complete training in the Company's Global Code of Ethics as well as its policies on the

prevention of sexual harassment and discrimination. The Company also provides additional targeted training and guidance to specific personnel regarding anti-fraud, anti-bribery and anti-corruption related matters.

Employee Engagement; Feedback. The Company utilizes employee engagement surveys, conducted by a third-party provider to foster confidentiality, to gauge the effectiveness of its efforts to enhance the employee experience and to gain insight into employee perceptions about various aspects of the work environment.

Diversity and Inclusion. Assured Guaranty is committed to building and sustaining at all levels of the organization a diverse workforce that is representative of its communities, in a manner consistent with its business needs, scale and resources, and fostering an inclusive workplace culture that embraces the differences within its staff and effectively utilizes the many and varied talents of its employees. Implementing the goals of diversity and inclusion is a collective responsibility shared by board members, who participate in Company events, senior management, who serve as mentors and executive sponsors of employee resource groups (ERGs) (described below) and the global workforce, who serve on the Diversity and Inclusion Committee (D&I Committee) (described below) and run the ERGs.

Recruiting. The Company employs a number of talent acquisition strategies as part of its recruiting practices, including casting a wide net in order to deliberately reach and attract the largest pool of diverse and qualified candidates. The Company does not utilize screening tools involving artificial intelligence or other similar software to screen applicants.

Employee-led Diversity and Inclusion Committee. The Company's employee-led D&I Committee is a critical ally in the Company's commitment to promote diversity, foster inclusion, and encourage cultural awareness. The D&I Committee is composed of dedicated employees with different backgrounds, points of view, levels of seniority and tenure with the Company, who provide input into the Company's approach for achieving a diverse workforce and sustaining an inclusive culture.

Employee Resource Groups. In an effort to create community and encourage employees to engage with and support one another, Assured Guaranty established five ERGs, selected based on employee feedback. Membership in the ERGs is voluntary and open to all employees. Because the ERGs are employee-led, they provide additional opportunities for employees to develop and demonstrate their leadership and organizational skills. The ERGs also provide mentorship, career development training, and assist the Company in its efforts to retain, develop and promote its employees and to foster a more inclusive culture. Each ERG is supported by two executive sponsors, a member and an ally, who offer guidance and advocate on behalf of the group.

Board and Workforce Demographic Data. The demographic composition of the AGL Board of Directors is included in the Company's definitive proxy statement for the Annual General Meeting of Shareholders filed with the SEC pursuant to regulation 14A. The Company discloses on its public website its most recent EEO-1 Report, detailing the demographic composition of its U.S, workforce (using categories based on the Equal Employment Opportunity Commission). Information contained on the Company's website is not incorporated by reference herein and is not part of this Form 10-K.

Governance. The AGL Board's Environmental and Social Responsibility Committee and Compensation Committee, pursuant to their respective charters, provide oversight of the Company's human capital management strategies, policies, and initiatives, including attracting, developing and retaining personnel, promoting diversity, and fostering an inclusive culture. The Environmental and Social Responsibility Committee is periodically updated on employee engagement, learning and development programs, workforce demographics (including turnover and tenure), culture and workplace safety, and initiatives of the employee-led D&I Committee, Corporate Philanthropy Committee and ERGs. The Compensation Committee, which is advised by an independent compensation consultant, is responsible for the oversight of management development and evaluation of succession planning for senior management, and a review of the Company's senior management compensation benchmarked against a comparison group.

Board members also support the Company's programming by participating in events sponsored by the Company's ERGs and D&I Committee.

Tax Matters

United States Tax Reform

The 2017 Tax Cuts and Jobs Act of 2017 (the TCJA) lowered the corporate U.S. tax rate to 21%, eliminated the alternative minimum tax, limited the deductibility of interest expense and required a one-time tax on a deemed repatriation of untaxed earnings of non-U.S. subsidiaries. In the context of the taxation of U.S. property/casualty insurance companies such as

the Company, the TCJA also modifies the loss reserve discounting rules and the proration rules that apply to reduce reserve deductions to reflect the lower corporate income tax rate. In addition, the TCJA included certain provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the U.S. but have certain U.S. connections and U.S. persons investing in such companies. For example, the TCJA includes a base erosion and anti-abuse tax (BEAT) that could make affiliate reinsurance between U.S. and non-U.S. members of the Company's group economically unfeasible. In addition, the TCJA introduced a current tax on global intangible low-taxed income that may result in an increase in U.S. corporate income tax imposed on the Company's U.S. group members with respect to earnings of their non-U.S. subsidiaries. As discussed in more detail below, the TCJA also revised the rules applicable to passive foreign investment companies (PFICs) and controlled foreign corporations (CFCs). Further, it is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on the Company. Additionally, tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or a PFIC or has related person insurance income (RPII) are subject to change, possibly on a retroactive basis. The Treasury Department recently issued final and proposed regulations intended to clarify the application of the insurance income exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs, and recently issued proposed regulations that would expand the scope of the RPII rules. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. The Company cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect. See Part II, Item 8, Financial Statements and Supplementary Data, Note 14, Income Taxes.

Taxation of AGL and Subsidiaries

Bermuda

Under Bermuda law, there was no Bermuda income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax payable by AGL or its Bermuda Subsidiaries in 2023. AGL, AG Re and AGRO have each obtained from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to AGL, AG Re or AGRO or to any of their operations or their shares, debentures or other obligations, until March 31, 2035. This assurance is subject to the provision that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda, or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any land leased to AGL, AG Re or AGRO. AGL, AG Re and AGRO each pays annual Bermuda government fees, and AG Re and AGRO pay annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

On December 27, 2023 the Bermuda government enacted a corporate income tax at the rate of 15% which will apply for accounting periods starting on or after January 1, 2025. The Bermuda corporate income tax applies to Bermuda resident entities of multinational groups that have annual revenues of €750 million or greater for at least two of the last four fiscal years. However, the Corporate Income Tax Act 2023 of Bermuda includes certain economic transition adjustments (ETA) which, broadly, afford Bermuda resident entities certain deferred tax assets to be utilized against future liabilities as a result of a step-up in the tax basis of assets and liabilities as of September 30, 2023. Under the Corporate Income Tax Act 2023 of Bermuda, any liability to the tax will apply regardless of any assurances previously provided under the Exempted Undertakings Tax Protection Act 1966 of Bermuda.

United States

AGL has conducted and intends to continue to conduct substantially all of its operations outside the U.S. and to limit the U.S. contacts of AGL and its non-U.S. subsidiaries (except AGRO, which elected to be taxed as a U.S. corporation) so that they should not be engaged in a trade or business in the U.S. A non-U.S. corporation, such as AG Re, that is deemed to be engaged in a trade or business in the U.S. would be subject to U.S. income tax at regular corporate rates, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business, unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a non-U.S. corporation would generally be entitled to deductions and credits only if it timely files a U.S. federal income tax return. AGL, AG Re and certain of the other non-U.S. subsidiaries have and will continue to file protective U.S. federal income tax returns on a timely basis in order to preserve the right to claim income tax deductions and credits if it is ever determined that they are subject to U.S. federal income tax. The highest marginal

federal income tax rates currently are 21% for a corporation's effectively connected income and 30% for the "branch profits" tax.

Under the income tax treaty between Bermuda and the U.S. (the Bermuda Treaty), a Bermuda insurance company would not be subject to U.S. income tax on income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the U.S. AG Re currently intends to conduct its activities so that it does not have a permanent establishment in the U.S.

An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if: (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the U.S. or Bermuda or U.S. citizens; and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the U.S. or Bermuda nor U.S. citizens.

Non-U.S. insurance companies carrying on an insurance business within the U.S. have a certain minimum amount of effectively connected net investment income determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If AG Re or another of the Company's Bermuda subsidiaries is considered to be engaged in the conduct of an insurance business in the U.S. and is not entitled to the benefits of the Bermuda Treaty in general (because it fails to satisfy one of the limitations on treaty benefits discussed above), the Internal Revenue Code of 1986, as amended (the Code), could subject a significant portion of AG Re's or another of the Company's Bermuda subsidiary's investment income to U.S. income tax.

AGL, as a U.K. tax resident, would not be subject to U.S. income tax on any income found to be effectively connected with a U.S. trade or business under the income tax treaty between the U.S. and the U.K. (the U.K. Treaty), unless that trade or business is conducted through a permanent establishment in the U.S. AGL intends to conduct its activities so that it does not have a permanent establishment in the U.S.

Non-U.S. corporations not engaged in a trade or business in the U.S., and those that are engaged in a U.S. trade or business with respect to their non-effectively connected income are nonetheless subject to U.S. withholding tax on certain "fixed or determinable annual or periodic gains, profits and income" derived from sources within the U.S. (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties. The standard non-treaty rate of U.S. withholding tax is currently 30%. The Bermuda Treaty does not reduce the U.S. withholding rate on U.S.-sourced investment income. The U.K. Treaty reduces or eliminates U.S. withholding tax on certain U.S.-sourced investment income, including dividends from U.S. companies to U.K. resident persons entitled to the benefit of the U.K. Treaty.

The U.S. also imposes an excise tax on insurance and reinsurance premiums paid to non-U.S. insurers with respect to risks of a U.S. person located wholly or partly within the U.S. or risks of a foreign person engaged in a trade or business in the U.S. which are located within the U.S. The rates of tax applicable to premiums paid are 4% for direct casualty insurance premiums and 1% for reinsurance premiums.

AGRO has elected to be treated as a U.S. corporation for all U.S. federal tax purposes and, as such, AGRO, together with AGL's U.S. subsidiaries, is subject to taxation in the U.S. at regular corporate rates.

If AGRO were to pay dividends to its U.S. holding company parent and that U.S. holding company were to pay dividends to its Bermudian parent AG Re, such dividends would be subject to U.S. withholding tax at a rate of 30%.

United Kingdom

In November 2013, AGL became tax resident in the U.K. AGL remains a Bermuda-based company and its administrative and head office functions continue to be carried on in Bermuda. The AGL common shares have not changed and continue to be listed on the New York Stock Exchange (NYSE).

As a company that is not incorporated in the U.K., AGL will be considered tax resident in the U.K. only if it is "centrally managed and controlled" in the U.K. Central management and control constitutes the highest level of control of a company's affairs. From November 6, 2013, the AGL Board began to manage the affairs of AGL in such a way as to maintain its status as a company that is tax resident in the U.K.

As a U.K. tax resident company, AGL is subject to the tax rules applicable to companies resident in the U.K., including the benefits afforded by the U.K.'s tax treaties.

As a U.K. tax resident, AGL is required to file a corporation tax return with His Majesty's Revenue & Customs (HMRC). AGL is subject to U.K. corporation tax in respect of its worldwide profits (both income and capital gains), subject to any applicable exemptions. The main rate of corporation tax is currently 25%. AGL has also registered in the U.K. to report its value-added tax (VAT) liability. The current standard rate of VAT is 20%. Further, with effect for accounting periods starting on or after December 31, 2023, AGL may be liable to charges under the U.K.'s multinational top-up tax to the extent that any member (or members) of the group are resident in a territory other than the U.K. and that member (or those members, collectively), have an effective tax rate of less than 15% in that territory. Alternatively, AGL may be liable to charges under the U.K.'s domestic top-up tax if profits arising in the U.K. are taxed at a rate of less than 15%.

The dividends AGL receives from its direct subsidiaries should be exempt from U.K. corporation tax due to the exemption in section 931D of the U.K. Corporation Tax Act 2009. In addition, any dividends paid by AGL to its shareholders should not be subject to any withholding tax in the U.K. The non-U.K. resident subsidiaries intend to operate in such a manner that their profits are outside the scope of the charge under the "controlled foreign companies" regime. Accordingly, Assured Guaranty does not expect any profits of non-U.K. resident members of the group to be attributed to AGL and taxed in the U.K. under the CFC regime. In 2013, Assured Guaranty obtained clearance from HMRC confirming this on the basis of the facts and intentions as they were at the time.

Taxation of Shareholders

Bermuda Taxation

Currently, there is no Bermuda capital gains tax, or withholding or other tax payable on principal, interest or dividends paid to the holders of the AGL common shares.

United States Taxation

This discussion is based upon the Code, the regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date of filing and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the U.S. or any foreign government.

The following summary sets forth the material U.S. federal income tax considerations related to the purchase, ownership and disposition of AGL's shares. Unless otherwise stated, this summary deals only with holders that are U.S. Persons (as defined below) who purchase and hold their shares and who hold their shares as capital assets within the meaning of section 1221 of the Code. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder's specific circumstances. For example, special rules apply to certain shareholders, such as partnerships, insurance companies, regulated investment companies, real estate investment trusts, dealers or traders in securities, tax exempt organizations, expatriates, persons liable for alternative minimum tax, U.S. accrual method taxpayers subject to special tax accounting rules as a result of any item of gross income with respect to AGL's shares being taken into account in an applicable financial statement as described in 451(b) of the Code, persons that do not hold their securities in the U.S. dollar, persons who are considered with respect to AGL or any of its non-U.S. subsidiaries as "United States shareholders" for purposes of the CFC rules of the Code (generally, a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power or value of all classes of AGL shares or the shares of any of AGL's non-U.S. subsidiaries (i.e., 10% U.S. Shareholders)), or persons who hold the common shares as part of a hedging or conversion transaction or as part of a short-sale or straddle or other integrated transaction. Any such shareholder should consult their tax adviser.

If a partnership holds AGL's shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership owning AGL's shares should consult their tax advisers.

For purposes of this discussion, the term "U.S. Person" means: (i) a citizen or resident of the U.S.; (ii) a partnership or corporation, created or organized in or under the laws of the U.S., or organized under any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; (iv) a trust if either (x) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes; or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

Taxation of Distributions.   Subject to the discussions below relating to the potential application of the CFC, RPII and PFIC rules, cash distributions, if any, made with respect to AGL's shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of AGL (as computed using U.S. tax principles). Dividends paid by AGL to corporate shareholders will not be eligible for the dividends received deduction. To the extent such distributions exceed AGL's earnings and profits, they will be treated first as a return of the shareholder's basis in the common shares to the extent thereof, and then as gain from the sale of a capital asset.

AGL believes dividends paid by AGL on its common shares to non-corporate holders will be eligible for reduced rates of tax at the rates applicable to long-term capital gains as "qualified dividend income," provided that AGL is not a PFIC and certain other requirements, including stock holding period requirements, are satisfied.

Classification of AGL or its Non-U.S. Subsidiaries as a CFC.   Each 10% U.S. Shareholder (as defined below) of a non-U.S. corporation that is a CFC at any time during a taxable year that owns, directly or indirectly through non-U.S. entities, shares in the non-U.S. corporation on the last day of the non-U.S. corporation's taxable year on which it is a CFC, must include in its gross income, for U.S. federal income tax purposes, its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. "Subpart F income" of a non-U.S. insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income). A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (i.e., constructively)) more than 50% of the total combined voting power of all classes of voting stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation on any day during the taxable year of such corporation. For purposes of taking into account insurance income, a CFC also includes a non-U.S. corporation in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of the stock is owned by 10% U.S. Shareholders, on any day during the taxable year of such corporation. A "10% U.S. Shareholder" is a U.S. Person who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power or value of all classes of stock of the non-U.S. corporation. The TCJA expanded the definition of 10% U.S. Shareholder to include ownership by value (rather than just vote), so provisions in the Company's organizational documents that cut back voting power to potentially avoid 10% U.S. Shareholder status will no longer mitigate the risk of 10% U.S. Shareholder status. AGL believes that because of the dispersion of AGL's share ownership, no U.S. Person who owns shares of AGL directly or indirectly through one or more non-U.S. entities should be treated as owning (directly, indirectly through non-U.S. entities, or constructively), 10% or more of the total voting power or value of all classes of shares of AGL or any of its non-U.S. subsidiaries. However, AGL's shares may not be as widely dispersed as the Company believes due to, for example, the application of certain ownership attribution rules, and no assurance may be given that a U.S. Person who owns the Company's shares will not be characterized as a 10% U.S. Shareholder. In addition, the direct and indirect subsidiaries of Assured Guaranty US Holdings Inc. (AGUS) are characterized as CFCs and any subpart F income generated will be included in the gross income of the applicable domestic subsidiaries in the AGL group.

The RPII CFC Provisions.   The following discussion generally is applicable only if the gross RPII of AG Re or any other non-U.S. insurance subsidiary that either: (i) has not made an election under section 953(d) of the Code to be treated as a U.S. corporation for all U.S. federal tax purposes or (ii) is not a CFC owned directly or indirectly by AGUS (each a "Foreign Insurance Subsidiary" or collectively, with AG Re, the "Foreign Insurance Subsidiaries") is 20% or more of the Foreign Insurance Subsidiary's gross insurance income for the taxable year and the 20% Ownership Exception (as defined below) is not met. The following discussion generally would not apply for any taxable year in which the Foreign Insurance Subsidiary's gross RPII falls below the 20% threshold or the 20% Ownership Exception is met. Although the Company cannot be certain, it believes that each Foreign Insurance Subsidiary has been, in prior years of operations, and will be, for the foreseeable future, either below the 20% threshold or in compliance with the requirements of 20% Ownership Exception for each tax year.

RPII is any "insurance income" (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "RPII shareholder" (as defined below) or a "related person" (as defined below) to such RPII shareholder. In general, and subject to certain limitations, "insurance income" is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. For purposes of inclusion of the RPII of a Foreign Insurance Subsidiary in the income of RPII shareholders, unless an exception applies, the term "RPII shareholder" means any U.S. Person who owns (directly or indirectly through non-U.S. entities) any amount of AGL's common shares. Generally, the term "related person" for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A Foreign Insurance Subsidiary will be treated as a CFC under the RPII provisions if

RPII shareholders are treated as owning (directly, indirectly through non-U.S. entities or constructively) 25% or more of the shares of AGL by vote or value.

RPII Exceptions.   The special RPII rules do not apply if: (i) at all times during the taxable year less than 20% of the voting power and less than 20% of the value of the stock of AGL (the 20% Ownership Exception) is owned (directly or indirectly through entities) by persons who are (directly or indirectly) insured under any policy of insurance or reinsurance issued by a Foreign Insurance Subsidiary or related persons to any such person; (ii) RPII, determined on a gross basis, is less than 20% of a Foreign Insurance Subsidiary's gross insurance income for the taxable year (the 20% Gross Income Exception); (iii) a Foreign Insurance Subsidiary elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business, and to waive all treaty benefits with respect to RPII and meet certain other requirements; or (iv) a Foreign Insurance Subsidiary elects to be treated as a U.S. corporation and waive all treaty benefits and meet certain other requirements. The Foreign Insurance Subsidiaries do not intend to make either of these elections. Where none of these exceptions applies, each U.S. Person owning or treated as owning any shares in AGL (and therefore, indirectly, in a Foreign Insurance Subsidiary) on the last day of AGL's taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII for the portion of the taxable year during which a Foreign Insurance Subsidiary was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such U.S. Persons at that date, but limited by each such U.S. Person's share of a Foreign Insurance Subsidiary's current-year earnings and profits as reduced by the U.S. Person's share, if any, of certain prior-year deficits in earnings and profits. The Foreign Insurance Subsidiaries intend to operate in a manner that is intended to ensure that each qualifies for either the 20% Gross Income Exception or 20% Ownership Exception.

Computation of RPII.   For any year in which a Foreign Insurance Subsidiary does not meet the 20% Ownership Exception or the 20% Gross Income Exception, AGL may also seek information from its shareholders as to whether beneficial owners of shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent AGL is unable to determine whether a beneficial owner of shares is a U.S. Person, AGL may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders. The amount of RPII includable in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses. If a Foreign Insurance Subsidiary meets the 20% Ownership Exception or the 20% Gross Income Exception, RPII shareholders will not be required to include RPII in their taxable income.

Apportionment of RPII to U.S. Holders.   Every RPII shareholder who owns shares on the last day of any taxable year of AGL in which a Foreign Insurance Subsidiary does not meet the 20% Ownership Exception or the 20% Gross Income Exception should expect that for such year it will be required to include in gross income its share of a Foreign Insurance Subsidiary's RPII for the portion of the taxable year during which the Foreign Insurance Subsidiary was a CFC under the RPII provisions, whether or not distributed, even though it may not have owned the shares throughout such period. A RPII shareholder who owns shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of the Foreign Insurance Subsidiary's RPII.

Basis Adjustments.   A RPII shareholder's tax basis in its common shares will be increased by the amount of any RPII the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by AGL out of previously taxed RPII income. The RPII shareholder's tax basis in its common shares will be reduced by the amount of such distributions that are excluded from income.

Uncertainty as to Application of RPII.   The RPII provisions are complex and have never been interpreted by the courts or the Treasury Department in final regulations; regulations interpreting the RPII provisions of the Code exist only in proposed form. Further, recently proposed regulations could, if finalized in their current form, substantially expand the definition of RPII to include insurance income of our Foreign Insurance Subsidiaries related to affiliate reinsurance transactions. These regulations would apply to taxable years beginning after the date the regulations are finalized. Although we cannot predict whether, when or in what form the proposed regulations might be finalized, the proposed regulations, if finalized in their current form, could limit our ability to execute affiliate reinsurance transactions that would otherwise be undertaken for non-tax business reasons in the future and could increase the risk that gross RPII could constitute 20% or more of the gross insurance income of one or more of our Foreign Insurance Subsidiaries in a particular taxable year, which could result in such RPII being taxable to U.S. Persons that own or are treated as owning shares of AGL. Accordingly, the meaning of the RPII provisions and the application thereof to the Foreign Insurance Subsidiaries is uncertain. In addition, the Company cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent Internal Revenue Service (IRS) examination. U.S. Persons owning or treated as owning shares of AGL should consult their tax advisors as to the effect of these uncertainties.

Information Reporting.   Under certain circumstances, U.S. Persons owning shares (directly, indirectly or constructively) in a non-U.S. corporation are required to file IRS Form 5471, *Information Return of U.S. Persons With Respect To Certain Foreign Corporations,* with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by: (i) a person who is treated as a RPII shareholder; (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC at any time during any tax year of the non-U.S. corporation and who owned the stock on the last day of that year; and (iii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC. For any taxable year in which AGL determines that neither the 20% Gross Income Exception nor the 20% Ownership Exception applies, AGL will provide to all U.S. Persons registered as shareholders of its shares a completed IRS Form 5471 or the relevant information necessary to complete the form. Failure to file IRS Form 5471 may result in penalties. In addition, U.S. shareholders should consult their tax advisers with respect to other information reporting requirements that may be applicable to them.

U.S. Persons holding the Company's shares should consider their possible obligation to file FinCEN Form 114, *Foreign Bank and Financial Accounts Report*, with respect to their shares. Additionally, such U.S. and non-U.S. persons should consider their possible obligations to annually report certain information with respect to the non-U.S. accounts with their U.S. federal income tax returns. Shareholders should consult their tax advisers with respect to these or any other reporting requirement which may apply with respect to their ownership of the Company's shares.

Tax-Exempt Shareholders.   Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includable in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisers as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII Shareholder also must file IRS Form 5471 in certain circumstances.

Dispositions of AGL's Shares.   Subject to the discussions below relating to the potential application of the Code section 1248 and PFIC rules, holders of shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these shares exceeds one year, any gain will be subject to tax at the marginal tax rate applicable to long term capital gains.

Code section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC's earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). The Company believes that because of the dispersion of AGL's share ownership, no U.S. shareholder of AGL should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of AGL; to the extent this is the case this application of Code Section 1248 under the regular CFC rules should not apply to dispositions of AGL's shares. A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, AGL will provide a completed IRS Form 5471 or the relevant information necessary to complete the Form. Code section 1248 in conjunction with the RPII rules also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder is a 10% U.S. Shareholder or whether the 20% Ownership Exception or 20% Gross Income Exception applies. Existing proposed regulations do not address whether Code section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a U.S. domestic corporation. The Company believes, however, that this application of Code section 1248 under the RPII rules should not apply to dispositions of AGL's shares because AGL will not be directly engaged in the insurance business. The Company cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of common shares. Prospective investors should consult their tax advisers regarding the effects of these rules on a disposition of common shares.

Passive Foreign Investment Companies.   In general, a non-U.S. corporation will be a PFIC during a given year if: (i) 75% or more of its gross income constitutes "passive income" (the 75% test); or (ii) 50% or more of its assets produce passive income (the 50% test) and once characterized as a PFIC will generally retain PFIC status for future taxable years with respect to its U.S. shareholders in the taxable year of the initial PFIC characterization.

If AGL were characterized as a PFIC during a given year, each U.S. Person holding AGL's shares would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an "excess distribution" with respect to, their shares, unless such person: (i) is a 10% U.S. Shareholder and AGL is a CFC; or (ii) made a "qualified electing fund election" or "mark-to-market" election. It is uncertain that AGL would be able to provide its shareholders with the information necessary for a U.S. Person to make a qualified electing fund election. In addition, if AGL were considered a PFIC, upon the death of any U.S. individual owning common shares, such individual's heirs or estate would not be entitled to a "step-up" in the basis of the common shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the common shares during the three preceding taxable years (or shorter period during which the taxpayer held common shares). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the common shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the common shares was taken in equal portion at the highest applicable tax rate on ordinary income throughout the shareholder's period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. In addition, a distribution paid by AGL to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the annual filing of IRS Form 8621, *Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund*.

For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules, as amended by the TCJA, provide that income derived in the active conduct of an insurance business by a qualifying insurance corporation is not treated as passive income. The PFIC provisions also contain a look-through rule under which a non-U.S. corporation shall be treated as if it "received directly its proportionate share of the income..." and as if it "held its proportionate share of the assets..." of any other corporation in which it owns at least 25% of the value of the stock. A second PFIC look-through rule would treat stock of a U.S. corporation owned by another U.S. corporation which is at least 25% owned (by value) by a non-U.S. corporation as a non-passive asset that generates non-passive income for purposes of determining whether the non-U.S. corporation is a PFIC.

The insurance income exception originally was intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. The Company expects, for purposes of the PFIC rules, that each of AGL's insurance subsidiaries is unlikely to have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. However, the TCJA limits the insurance income exception to a non-U.S. insurance company that is a qualifying insurance corporation that would be taxable as an insurance company if it were a U.S. corporation and maintains insurance liabilities of more than 25% of such company's assets for a taxable year (or maintains insurance liabilities that at least equal or exceed 10% of its assets, is predominantly engaged in an insurance business and satisfies a facts and circumstances test that requires a showing that the failure to exceed the 25% threshold is due to runoff-related or rating-related circumstances) (the Reserve Test). Further, the U.S. Treasury Department and the IRS recently issued final and proposed regulations (the 2020 Regulations) intended to clarify the application of the PFIC provisions to a non-U.S. insurance company and provide guidance on a range of issues relating to PFICs, including the application of the look-through rule, the treatment of income and assets of certain U.S. insurance subsidiaries for purposes of the look-through rule and the extension of the look-through rule to 25% or more owned partnerships. The 2020 Regulations define insurance liabilities for purposes of the Reserve Test, tighten the Reserve Test and the statutory cap on insurance liabilities, and provide guidance on the runoff-related and rating-related circumstances for purposes of the 10% test (including a provision that deems certain financial guaranty insurers that fail the 25% test to meet the rating-related circumstances test). The 2020 Regulations also propose that a non-U.S. insurance company will qualify for the insurance company exception only if a factual requirements test or an active conduct percentage test is satisfied. The factual requirements test will be met if the non-U.S. insurance company's officers and employees perform its substantial managerial and operational activities on a regular and continuous basis with respect to its core functions and virtually all of the active decision-making functions relevant to underwriting on a contract-by-contract basis (taking into account activities of officers and employees of certain related entities in certain cases). The active conduct percentage test will be satisfied if: (1) the total costs incurred by the non-U.S. insurance company with respect to its officers and employees (including officers and employees of certain related entities) for services related to core functions (other than investment activities) equal at least 50% of the total costs incurred for all such services; and (2) the non-U.S. insurer's officers and employees oversee any part of the non-U.S. insurance company's core functions, including investment management, that are outsourced to an unrelated party. Services provided by officers and employees of certain related entities are only taken into account in the numerator of the active conduct percentage if the non-U.S. insurance company exercises regular oversight and supervision over such services and compensation arrangements meet certain requirements. The 2020 Regulations also propose that a non-U.S. insurance company with no or a nominal number of employees that relies exclusively or almost exclusively upon independent contractors (other than certain related entities) to perform its core functions will not be treated as engaged in the active conduct of an insurance business. The Company believes that, based on the application of the PFIC look-through

rules described above and the Company's plan of operations for the current and future years, AGL should not be characterized as a PFIC. However, as the Company cannot predict the likelihood of finalization of the proposed 2020 Regulations or the scope, nature or impact of the 2020 Regulations on us, or whether the Company's non-U.S. insurance subsidiaries will be able to satisfy the Reserve Test in future years and the interaction of the PFIC look-through rules is not clear, no assurance may be given that the Company will not be characterized as a PFIC. Prospective investors should consult their tax adviser as to the effects of the PFIC rules.

Foreign tax credit. If U.S. Persons own a majority of AGL's common shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by AGL (including any gain from the sale of common shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitations. The Company will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the "subpart F income," RPII and dividends that are foreign source income will constitute either "passive" or "general" income. Thus, it may not be possible for most shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

Information Reporting and Backup Withholding on Distributions and Disposition Proceeds. Information returns may be filed with the IRS in connection with distributions on AGL's common shares and the proceeds from a sale or other disposition of AGL's common shares unless the holder of AGL's common shares establishes an exemption from the information reporting rules. A holder of common shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or non-U.S. Person or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person's U.S. federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is furnished to the IRS.

United Kingdom

The following discussion is intended to be only a general guide to certain U.K. tax consequences of holding AGL common shares, under current law and the current practice of HMRC, either of which is subject to change at any time, possibly with retrospective effect. Except where otherwise stated, this discussion applies only to shareholders who are not (and have not recently been) resident or (in the case of individuals) domiciled for tax purposes in the U.K. who hold their AGL common shares as an investment and who are the absolute beneficial owners of their common shares. This discussion may not apply to certain shareholders, such as dealers in securities, life insurance companies, collective investment schemes, shareholders who are exempt from tax and shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment. Such shareholders may be subject to special rules.

The following statements do not purport to be a comprehensive description of all the U.K. considerations that may be relevant to any particular shareholder. Any person who is in any doubt as to their tax position should consult an appropriate professional tax adviser.

AGL's Tax Residency. AGL is not incorporated in the U.K., but from November 6, 2013, the AGL Board has managed its affairs with the intent to maintain its status as a company that is tax resident in the U.K.

Dividends. Under current U.K. tax law, AGL is not required to withhold tax at source from dividends paid to the holders of the AGL common shares.

Capital gains. U.K. tax is not normally charged on any capital gains realized by non-U.K. shareholders in AGL unless, in the case of a corporate shareholder, at or before the time the gain accrues, the shareholding is used in or for the purposes of a trade carried on by the non-resident shareholder through a permanent establishment in the U.K. or for the purposes of that permanent establishment. Similarly, an individual shareholder who carries on a trade, profession or vocation in the U.K. through a branch or agency may be liable for U.K. tax on the gain if such shareholder disposes of shares that are, or have been, used, held or acquired for the purposes of such trade, profession or vocation or for the purposes of such branch or agency. This treatment applies regardless of the U.K. tax residence status of AGL.

Stamp Taxes. On the basis that AGL does not currently intend to maintain a share register in the U.K., there should be no U.K. stamp duty reserve tax on a purchase of common shares in AGL. A conveyance or transfer on sale of common shares in AGL will not be subject to U.K. stamp duty, provided that the instrument of transfer is not executed in the U.K. and does not relate to any property situated, or any matter or thing done, or to be done, in the U.K.

Description of Share Capital

The following summary of AGL's share capital is qualified in its entirety by the provisions of Bermuda law, AGL's memorandum of association and its Bye-Laws, copies of which are incorporated by reference as exhibits to this Annual Report on Form 10-K.

AGL's authorized share capital of $5,000,000 is divided into 500,000,000 shares, par value U.S. $0.01 per share, of which 55,422,098 common shares were issued and outstanding as of February 26, 2024. Except as described below, AGL's common shares have no preemptive rights or other rights to subscribe for additional common shares, no rights of redemption, conversion or exchange and no sinking fund rights. In the event of liquidation, dissolution or winding-up, the holders of AGL's common shares are entitled to share equally, in proportion to the number of common shares held by such holder, in AGL's assets, if any remain after the payment of all AGL's debts and liabilities and the liquidation preference of any outstanding preferred shares. Under certain circumstances, AGL has the right to purchase all or a portion of the shares held by a shareholder. See "Acquisition of Common Shares by AGL" below.

Voting Rights and Adjustments

In general, and except as provided below, shareholders have one vote for each common share held by them and are entitled to vote with respect to their fully paid shares at all meetings of shareholders. However, if, and so long as, the common shares (and other of AGL's shares) of a shareholder are treated as "controlled shares" (as determined pursuant to section 958 of the Code) of any U.S. Person and such controlled shares constitute 9.5% or more of the votes conferred by AGL's issued and outstanding shares, the voting rights with respect to the controlled shares owned by such U.S. Person shall be limited, in the aggregate, to a voting power of less than 9.5% of the voting power of all issued and outstanding shares, under a formula specified in AGL's Bye-Laws. The formula is applied repeatedly until there is no U.S. Person whose controlled shares constitute 9.5% or more of the voting power of all issued and outstanding shares and who generally would be required to recognize income with respect to AGL under the Code if AGL were a CFC as defined in the Code and if the ownership threshold under the Code were 9.5% (as defined in AGL's Bye-Laws as a 9.5% U.S. Shareholder). In addition, AGL's Board may determine that shares held carry different voting rights when it deems it appropriate to do so to: (i) avoid the existence of any 9.5% U.S. Shareholder; and (ii) avoid adverse tax, legal or regulatory consequences to AGL or any of its subsidiaries or any direct or indirect holder of shares or its affiliates. "Controlled shares" includes, among other things, all shares of AGL that such U.S. Person is deemed to own directly, indirectly or constructively (within the meaning of section 958 of the Code). Further, these provisions do not apply in the event one shareholder owns greater than 75% of the voting power of all issued and outstanding shares.

Under these provisions, certain shareholders may have their voting rights limited to less than one vote per share, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.5% limitation by virtue of their direct share ownership. AGL's Bye-Laws provide that it will use its best efforts to notify shareholders of their voting interests prior to any vote to be taken by them.

AGL's Board is authorized to require any shareholder to provide information for purposes of determining whether any holder's voting rights are to be adjusted, which may be information on beneficial share ownership, the names of persons having beneficial ownership of the shareholder's shares, relationships with other shareholders or any other facts AGL's Board may deem relevant. If any holder fails to respond to this request or submits incomplete or inaccurate information, AGL's Board may eliminate the shareholder's voting rights. All information provided by the shareholder will be treated by AGL as confidential information and shall be used by AGL solely for the purpose of establishing whether any 9.5% U.S. Shareholder exists and applying the adjustments to voting power (except as otherwise required by applicable law or regulation).

Restrictions on Transfer of Common Shares

AGL's Board may decline to register a transfer of any common shares under certain circumstances, including if they have reason to believe that any adverse tax, regulatory or legal consequences to the Company, any of its subsidiaries or any of its shareholders or indirect holders of shares or its affiliates may occur as a result of such transfer (other than such as AGL's Board considers de minimis). Transfers must be by instrument unless otherwise permitted by the Companies Act.

The restrictions on transfer and voting restrictions described above may have the effect of delaying, deferring or preventing a change in control of Assured Guaranty.

Acquisition of Common Shares by AGL

Under AGL's Bye-Laws and subject to Bermuda law, if AGL's Board determines that any ownership of AGL's shares may result in adverse tax, legal or regulatory consequences to the Company, any of the Company's subsidiaries or any of AGL's shareholders or indirect holders of shares or its affiliates (other than such as AGL's Board considers de minimis), the Company has the option, but not the obligation, to require such shareholder to sell to AGL or to a third party to whom AGL assigns the repurchase right the minimum number of common shares necessary to avoid or cure any such adverse consequences at a price determined in the discretion of the Board to represent the shares' fair market value (as defined in AGL's Bye-Laws).

Other Provisions of AGL's Bye-Laws

AGL's Board and Corporate Action

AGL's Bye-Laws provide that AGL's Board shall consist of not less than three and not more than 21 directors, the exact number as determined by the Board. AGL's Board currently consists of 12 persons who are elected for annual terms.

Shareholders may only remove a director for cause (as defined in AGL's Bye-Laws) at a general meeting, provided that the notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention to do so and shall be provided to that director at least two weeks before the meeting. Vacancies on the Board can be filled by the Board if the vacancy occurs in those events set out in AGL's Bye-Laws as a result of death, disability, disqualification or resignation of a director, or from an increase in the size of the Board.

Generally under AGL's Bye-Laws, the affirmative votes of a majority of the votes cast at any meeting at which a quorum is present is required to authorize a resolution put to vote at a meeting of the Board, including one relating to a merger, acquisition or business combination. Corporate action may also be taken by a unanimous written resolution of the Board without a meeting. A quorum shall be at least one-half of directors then in office present in person or represented by a duly authorized representative, provided that at least two directors are present in person.

Shareholder Action

At the commencement of any general meeting, two or more persons present in person and representing, in person or by proxy, more than 50% of the issued and outstanding shares entitled to vote at the meeting shall constitute a quorum for the transaction of business. In general, any questions proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the Bye-Laws.

The Bye-Laws contain advance notice requirements for shareholder proposals and nominations for directors, including when proposals and nominations must be received and the information to be included.

Amendment

The Bye-Laws may be amended only by both a resolution adopted by the Board and by a resolution adopted by the shareholders.

Voting of Non-U.S. Subsidiary Shares

When AGL is required or entitled to vote at a general meeting (for example, an annual meeting) of any of AG Re, AGFOL or any other of its directly held non-U.S. subsidiaries, AGL's Board is required to refer the subject matter of the vote to AGL's shareholders and seek direction from such shareholders as to how they should vote on the resolution proposed by the non-U.S. subsidiary. AGL's Board in its discretion shall require that substantially similar provisions are or will be contained in the Bye-Laws (or equivalent governing documents) of any direct or indirect non-U.S. subsidiaries other than AGRO and subsidiaries incorporated in the U.K.

Available Information

The Company maintains an Internet web site at *www.assuredguaranty.com*. The Company makes available, free of charge, on its web site (under *www.assuredguaranty.com/sec-filings*) the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 (a) or 15 (d) of the Exchange Act as soon as reasonably practicable after the Company files such material with, or furnishes it to, the SEC. The Company also makes available, free of charge, through its web site (under

www.assuredguaranty.com/governance) links to the Company's Corporate Governance Guidelines, its Global Code of Ethics, AGL's Bye-Laws and the charters for its Board committees, as well as certain of the Company's environmental and social policies and statements. In addition, the SEC maintains an Internet site (at *www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

The Company routinely posts important information for investors on its web site (under *www.assuredguaranty.com/company-statements* and, more generally, under the Investor Information tab at *www.assuredguaranty.com/investor-information* and Businesses tab at *www.assuredguaranty.com/businesses*). The Company also maintains a social media account on LinkedIn (*www.linkedin.com/company/assured-guaranty/*). The Company uses its web site and may use its social media account as a means of disclosing material information and for complying with its disclosure obligations under SEC Regulation FD (Fair Disclosure). Accordingly, investors should monitor the Company Statements, Investor Information and Businesses portions of the Company's web site as well as the Company's social media account on LinkedIn, in addition to following the Company's press releases, SEC filings, public conference calls, presentations and webcasts.

The information contained on, or that may be accessed through, the Company's web site is not incorporated by reference into, and is not a part of, this report.

ITEM 1A.   RISK FACTORS

You should carefully consider the following information, together with the information contained in AGL's other filings with the SEC. The risks and uncertainties discussed below are not the only ones the Company faces. However, these are the risks that the Company's management believes are material. The Company may face additional risks or uncertainties that are not presently known to the Company or that management currently deems immaterial, and such risks or uncertainties also may impair its business or results of operations. The risks discussed below could result in a significant or material adverse effect on the Company's financial condition, results of operations, liquidity, or business prospects.

Summary of Risk Factors

The following summarizes some of the risks and uncertainties that may adversely affect the Company's financial condition, results of operations, capital, liquidity, business prospects or share price. It is provided for convenience and should be read together with the more expansive explanations below this summary.

Risks Related to Economic, Market and Political Conditions and Natural Phenomena
- Developments in the U.S. and global financial markets and economy generally.
- Significant budget deficits and pension funding and revenue shortfalls of certain state and local governments and entities that issue obligations the Company insures.
- Significant risks from large individual or correlated exposures.
- Losses on obligations insured by the Company significantly in excess of those expected by the Company or recoveries significantly below those expected by the Company.
- Downgrades to the U.S. government's sovereign credit ratings, or to the credit ratings of instruments issued, insured or guaranteed by related institutions, agencies or instrumentalities.
- Changes in attitudes toward debt repayment negatively impacting the Company's insurance portfolio.
- Narrow credit spreads adversely affecting demand for financial guaranty insurance.
- Global climate change adversely affecting the Company's insurance portfolio and investments.
- Credit losses and interest rate changes adversely affecting the Company's investments.
- Expansion of the categories and types of the Company's investments (including those accounted for as CIVs), including allocations of investments to Sound Point and the exclusivity arrangement with Sound Point may expose it to increased credit, interest rate, liquidity and other risks.

Risks Related to Estimates, Assumptions and Valuations
- Estimates of expected insurance losses to be paid (recovered), including losses with respect to related legal proceedings, are subject to uncertainties and actual amounts may be different, causing the Company to reserve either too little or too much for future losses.
- The valuation of many of the Company's assets and liabilities includes methodologies, estimates and assumptions that are subject to differing interpretations and could result in changes to valuations of the Company's assets and liabilities that may materially adversely affect the Company's financial condition, results of operations, capital, business prospects and share price.

Strategic Risks
- Competition in the Company's industries.
- Strategic transactions not resulting in the benefits anticipated.
- The Company's investments in Sound Point are subject to the risks faced by asset managers generally and the risks of Sound Point's investment business more specifically.
- Minority ownership interests and inability to control the business, management or policies of such interests.
- Alternative investments not resulting in the benefits anticipated.
- A downgrade of the financial strength or financial enhancement ratings of any of the Company's insurance or reinsurance subsidiaries.

Operational Risks
- Fluctuations in foreign exchange rates.
- Some of the Company's non-U.S. operations expose it to less predictable political, credit and legal risks.
- The loss of the Company's key executives or its inability to retain other key personnel.
- A cyberattack, security breach or failure in the Company's or a vendor's information technology system, or a data privacy breach of the Company's or a vendor's information technology system.
- Errors in, overreliance on, or misuse of, models.
- Significant claim payments may reduce the Company's liquidity.
- A sudden need to raise additional capital as a result of insurance losses or as a result of changes in regulatory or rating agency capital requirements applicable to its insurance companies, at a time when additional capital may not be available or may be available only on unfavorable terms.
- Large insurance losses substantially increasing the Company's insurance subsidiaries' leverage ratios, and preventing them from writing new insurance.
- The Company's holding companies' ability to meet their obligations may be constrained.
- The ability of AGL and its subsidiaries to meet their liquidity needs may be limited.

Risks Related to Taxation
- Changes in U.S. tax laws could reduce the demand or profitability of financial guaranty insurance, or negatively impact the Company's investments.
- Certain of the Company's non-U.S. subsidiaries may be subject to U.S. tax.
- AGL may, and AG Re and AGRO will, become subject to taxes in Bermuda, which may adversely affect the Company's future results of operations and an investment in the Company.
- U.S. Persons holding AGL's shares may be subject to taxation under the U.S. CFC rules.
- U.S. Persons holding AGL's shares may be subject to additional U.S. income taxation on their proportionate share of the Company's RPII.
- U.S. tax-exempt shareholders may be subject to unrelated business taxable income rules.
- U.S. Persons holding AGL's shares may be subject to adverse tax consequences if AGL is considered to be a PFIC for U.S. federal income tax purposes.
- Changes in U.S. federal income tax law adversely affecting the Company and an investment in AGL's common shares.
- An ownership change under Section 382 of the Code could have adverse U.S. federal tax consequences.
- A change in AGL's U.K. tax residence or its ability to otherwise qualify for the benefits of income tax treaties to which the U.K. is a party could adversely affect an investment in AGL's common shares.
- Changes in U.K. tax law or in AGL's ability to satisfy all the conditions for exemption from U.K. taxation on dividend income or capital gains in respect of its direct subsidiaries could affect an investment in AGL's common shares.
- An adverse adjustment under U.K. legislation governing the taxation of U.K. tax resident holding companies on the profits of their non-U.K. subsidiaries adversely affecting Assured Guaranty's tax liability.
- An adverse adjustment under U.K. transfer pricing legislation could adversely impact Assured Guaranty's tax liability.
- Assured Guaranty's financial results may be affected by measures taken in response to the Organization for Economic Co-operation and Development (OECD) Base Erosion and Profit Shifting (BEPS) project.

Risks Related to GAAP, Applicable Law and Litigation
- An inability to obtain accurate and timely financial information from Sound Point and other alternative investment managers, including AHP, may impair the Company's ability to comply with reporting obligations.
- Changes in the fair value of the Company's insured credit derivatives portfolio, certain of its investments, its committed capital securities (CCS), its FG VIEs, its CIVs, and/or the Company's decision to consolidate or deconsolidate one or more FG VIEs and/or CIVs during a financial reporting period, subjecting its financial condition and results of operations to volatility.
- Changes in industry and other accounting practices.
- Changes in or inability to comply with applicable law and regulations.

- Legislation, regulation or litigation arising out of the struggles of distressed obligors.
- Certain insurance regulatory requirements and restrictions constraining AGL's ability to pay dividends and fund share repurchases and other activities.
- Applicable insurance laws may make it difficult to effect a change of control of AGL.

Risks Related to AGL's Common Shares
- Volatility in the market price of AGL's common shares.
- Provisions in the Code and AGL's Bye-Laws reducing or increasing the voting rights of its common shares.
- Provisions in AGL's Bye-Laws potentially restricting the ability to transfer common share or requiring shareholders to sell their common shares.

Risks Related to Economic, Market and Political Conditions and Natural Phenomena

Developments in the U.S. and global financial markets and economy generally may adversely affect the Company's financial condition, results of operations, capital, liquidity, business prospects and share price.

In recent years, the global financial markets and economy generally have been impacted by changes in inflation and interest rates, and political events such as trade confrontations between the U.S. and China. The global economic and political systems also have been impacted by events in the Middle East and Eastern Europe (including events in the Ukraine), as well as Southeast Asia and South America, and could be impacted by other events in the future, including natural and man-made events and disasters.

These and other risks could materially and negatively affect the Company's ability to access the capital markets, the cost of the Company's debt, the demand for its credit enhancement products, the amount of losses incurred on transactions it guarantees, the value and performance of its investments (including those that are accounted for as CIVs), the Company's earnings from its investment in Sound Point, the capital and liquidity position and financial strength and enhancement ratings of its insurance subsidiaries, and the price of its common shares.

Some of the state and local governments and entities that issue obligations the Company insures are experiencing significant budget deficits and pension funding and revenue shortfalls that could result in increased credit losses or liquidity claims and increased rating agency capital charges on those insured obligations.

Some of the state, territorial, and local governments that issue the obligations the Company insures are experiencing significant budget deficits and pension funding and revenue collection shortfalls. Certain territorial or local governments, including ones that have issued obligations insured by the Company, have sought protection from creditors under Chapter 9 of the U.S. Bankruptcy Code, or, in the case of Puerto Rico, the similar provisions of the Puerto Rico Oversight, Management, and Economic Stability Act (PROMESA), as a means of restructuring their outstanding debt. In some instances where local governments were seeking to restructure their outstanding debt, pension and other obligations owed to workers were treated more favorably than senior bond debt owed to the capital markets. If the issuers of the obligations in the Company's public finance portfolio do not have sufficient funds to cover their expenses and are unable or unwilling to raise taxes, decrease spending or receive federal assistance, the Company may experience increased levels of losses or liquidity claims on its insured public finance obligations.

In addition, obligations supported by revenue streams, which may include both revenue and non-revenue bonds, such as those issued by toll road authorities, municipal utilities, airport authorities or mass transit, may be adversely affected by revenue declines resulting from reduced demand, changing demographics, evolving business practices that began during the COVID-19 pandemic including hybrid work models, telecommuting, video conferencing and other alternative work arrangements, or other causes. These obligations, which may not necessarily benefit from financial support from other tax revenues or governmental authorities, may also experience increased losses if the revenue streams are insufficient to pay scheduled interest and principal payments.

The Company may be subjected to significant risks from large individual or correlated insurance exposures.

The Company is exposed to the risk that issuers of obligations that it insures or other counterparties may default on their financial obligations, whether as a result of insolvency, lack of liquidity, operational failure (whether related to cybersecurity incidents, fraud, mismanagement or otherwise) or other reasons, and the amount of insurance exposure the Company has to some risks is quite large. The Company seeks to reduce this risk by managing exposure to large single risks, as well as concentrations of correlated risks, through tracking its aggregate exposure to single risks in its various lines of insurance business and establishing underwriting criteria to manage risk aggregations. Should the Company's risk assessments prove

inaccurate and should the applicable limits prove inadequate, the Company could be exposed to larger than anticipated losses, and could be required by the rating agencies to hold additional capital against insured exposures whether or not downgraded by the rating agencies. The Company's ultimate exposure to a single risk may exceed its underwriting guidelines (caused by, for example, acquisitions, reassumptions, accretion or amortization of the portfolio faster than the single risk).

The Company is exposed to correlation risk across its insured exposures and in its investment portfolio. During periods of strong macroeconomic performance, stress in an individual transaction generally occurs for idiosyncratic reasons or as a result of issues in a single sector. During a broad economic downturn or in the face of a significant natural or man-made event or disaster (such as the COVID-19 pandemic or events in Ukraine and the Middle East), a wider range of the Company's insurance and investments could be exposed to stress at the same time. This stress may manifest itself in any or all of the following: ratings downgrades of insured risks, which may require more capital in the Company's insurance subsidiaries; a reduction in the value of the Company's investments; and actual defaults and losses in its insurance portfolio, investments and / or CIVs.

Losses on obligations insured by the Company significantly in excess of those expected by the Company or recoveries significantly below those expected by the Company could have a negative effect on the Company's financial condition, results of operations, capital, business prospects and share price.

Losses on insured exposures significantly in excess of those expected by the Company could have a negative effect on the Company's financial condition, results of operations, capital, business prospects and share price. Certain issuers have defaulted on their debt service payments, and the Company has paid claims on them. The total net expected loss the Company calculates related to such exposures is net of credit for estimated recoveries on claims already paid, and recoveries significantly below those expected by the Company could also have a negative effect on the Company's financial condition, results of operations, capital, liquidity, business prospects and share prices. Additional information about the Company's exposure and legal actions related to that exposure may be found in, Part II, Item 8, Financial Statements and Supplementary Data, Note 3, Outstanding Exposure.

Downgrades to the U.S. government's sovereign credit ratings, or to the credit ratings of instruments issued, insured or guaranteed by related institutions, agencies or instrumentalities, could result in a deterioration in general economic conditions, increased credit losses in the Company's insured portfolio, impairments or losses in its investment portfolio, and other risks to the Company and its credit ratings that the Company is not able to predict.

In the U.S., debt ceiling and budget deficit concerns, which have increased the possibility of a U.S. government shutdown, payment defaults on the debt of the U.S. government or instruments issued, insured or guaranteed by related institutions, agencies or instrumentalities, and downgrades to their credit ratings, could weaken the U.S. dollar, global economy and banking system, cause market volatility, raise the cost of credit, negatively impact the Company's insured and investment portfolios, and disrupt general economic conditions in ways that the Company is not able to predict, which could materially and adversely affect the Company's business, financial condition and results of operations. While rating agencies currently permit sub-sovereign and corporate credits in the U.S. to be rated higher than sovereign credits, in the event that the U.S. government is downgraded and if the rating agencies no longer permit sub-sovereign and/or corporate credit ratings to be higher than the U.S. government, the resulting downgrades could result in a material adverse impact to the Company's credit ratings and its insurance and investment portfolios.

The Company may be exposed to a higher risk of default of U.S. public finance obligations in connection with a U.S. government default. While the Company historically has experienced low levels of defaults in its U.S. public finance insured portfolio, from time-to-time state and local governments that issue some of the obligations the Company insures have reported budget shortfalls that have required them to raise taxes and/or cut spending in order to satisfy their obligations. While there has been support provided by the U.S. federal government designed to provide aid to state and local governments, including during the COVID-19 pandemic, certain state and local governments remain under financial stress. If the issuers of the obligations in the Company's U.S. public finance insurance portfolio are reliant on financial assistance from the U.S. government in order to meet their obligations, and the U.S. government does not provide such assistance, the Company may experience credit losses or impairments on those obligations.

A downgrade of the U.S. government may also result in higher interest rates, which could adversely affect the distressed RMBS that are in the Company's insured portfolio, reduce the market value of the fixed-maturity securities held in the Company's investment portfolio and dampen municipal bond issuance.

Changes in attitudes toward debt repayment could negatively impact the Company's insurance portfolio.

The likelihood of debt repayment is impacted by both the ability and the willingness of the obligor to repay their debt. Debtors generally understand that debt repayment is not only a legal obligation but is also appropriate, and that a failure to repay their debt will impede their access to debt in the future. To the extent societal attitudes toward the repayment of debt by struggling obligors softens and such obligors believe there to be less of a penalty for nonpayment due to legal rulings or debt relief programs that may absolve them of the repayment obligation or otherwise, some struggling debtors may be more likely to default and, if they default, less likely to agree to repayment plans they view as burdensome. If the issuers of the obligations in the Company's public finance insurance portfolio become unwilling to raise taxes, decrease spending or receive federal assistance in order to repay their debt, the Company may experience increased levels of losses on its public finance obligations, which could adversely affect its financial condition, results of operations, capital, liquidity, business prospects and share price.

Narrow credit spreads could adversely affect demand for financial guaranty insurance.

Demand for financial guaranty insurance generally fluctuates with changes in market credit spreads. Credit spreads, which are based on the difference between interest rates on high-quality or "risk free" securities versus those on lower-rated securities, fluctuate due to a number of factors, and are sensitive to the absolute level of interest rates, current credit experience and investors' risk appetite. When interest rates are low, or when the market is relatively less risk averse, the credit spread between high-quality or insured obligations versus lower-rated obligations typically narrows. As a result, financial guaranty insurance typically provides lower interest cost savings to issuers than it would during periods of relatively wider credit spreads. Issuers are less likely to use financial guaranties on their new issues when credit spreads are narrow, so (absent other factors) this results in decreased demand or premiums obtainable for financial guaranty insurance.

Global climate change may adversely impact the Company's insurance portfolio and investments.

Global climate change and climate change regulations may impact asset prices and general economic conditions and may disproportionately impact particular sectors, industries or locations. Due to the significant uncertainty of forecasted data related to the impact of climate change, the Company cannot predict the long-term consequences to the Company resulting from the physical, transition, legal, regulatory and reputational risks associated with climate change. The Company considers environmental risk in its insurance underwriting and surveillance process and its investment process and manages its insurance and investment risks by maintaining a well-diversified portfolio of insurance and investments both geographically and by sector and monitors these measures continuously. While the Company can adjust its investment exposure to sectors and/or geographical areas that face severe risks due to climate change or climate change regulation, the Company has less flexibility in adjusting the existing exposure in its insurance portfolio because the majority of the financial guaranties issued by the Company's insurance subsidiaries insure the credit performance of the guaranteed obligations over an extended period of time, in some cases over 30 years, and, in most circumstances, the Company has no right to cancel such insurance.

Credit losses and changes in interest rates could adversely affect the Company's investments.

The Company's results of operations are affected by the performance of its investments, which primarily consist of fixed-maturity securities and short-term investments. As of December 31, 2023, fixed-maturity securities and short-term investments held by the Company had a fair value of approximately $8.3 billion. Credit losses on the Company's investments adversely affect the Company's financial condition and results of operations by reducing net income and shareholders' equity. Alternative investments, including the Company's equity method investment in Sound Point, Loss Mitigation Securities and CVIs may be more susceptible to credit losses than most of the rest of the Company's fixed-maturity portfolio.

The impact of changes in interest rates may also adversely affect both the Company's financial condition and results of operations. For example, if interest rates decline, funds reinvested will have a lower yield than expected, reducing the Company's future investment income compared to the amount it would earn if interest rates had not declined. However, the value of the Company's fixed-rate investments would generally increase, resulting in an unrealized gain on investments and improving the Company's financial condition. Conversely, if interest rates increase, the Company's results of operations would improve as a result of higher future reinvestment income, but its financial condition would be adversely affected, since value of the fixed-rate investments generally would be reduced.

Interest rates are highly sensitive to many factors, including monetary policies, U.S. and non-U.S. economic and political conditions and other factors beyond the Company's control. The Company does not engage in active management, or hedging, of interest rate risk in its investment portfolio, and may not be able to mitigate interest rate sensitivity effectively.

Expansion of the categories and types of the Company's investments (including those accounted for as CIVs)**, i**ncluding allocations of investments to Sound Point and the exclusivity arrangement with Sound Point, may expose it to increased credit, interest rate, liquidity and other risks.

The Company is using Sound Point's investment knowledge and experience to expand the categories and types of its alternative investments (including those accounted for as CIVs) by: (a) allocating $1 billion of capital in Sound Point managed funds, other vehicles and separately managed accounts; (b) redeploying return of capital, gains and dividends from Sound Point managed funds, other vehicles and separately managed accounts in future Sound Point managed funds, other vehicles and separately managed accounts; and (c) having Sound Point serve as the U.S. Insurance Subsidiaries' sole alternative credit manager. This expansion of categories and types of investments, allocations to Sound Point and exclusivity arrangement with Sound Point may increase the credit, interest rate and liquidity risk in the Company's investments (including those accounted for as CIVs). In addition, the fair value of most of these assets are reported in results of operations and may be more volatile than other investments made by the Company. This expansion also has resulted in the Company investing a portion of its portfolio in assets that are less liquid than some of its other investments, and so may increase the risks described below under "— Operational Risks — The ability of AGL and its subsidiaries to meet their liquidity needs may be limited". Expanding the categories and types of Company investments (including those accounted for as CIVs), allocations to Sound Point and exclusivity arrangement with Sound Point may also expose the Company to other types of risks, including reputational risks.

Risks Related to Estimates, Assumptions and Valuations

Estimates of expected insurance losses to be paid (recovered), including losses with respect to related legal proceedings, are subject to uncertainties and actual amounts may be different, causing the Company to reserve either too little or too much for future losses.

The financial guaranties issued by the Company's insurance subsidiaries insure the credit performance of the guaranteed obligations over an extended period of time, in some cases over 30 years, and, in most circumstances, the Company has no right to cancel such financial guaranties. As a result, the Company's estimate of ultimate losses to be paid (recovered) on a policy is subject to significant uncertainty over the life of the insured transaction. Additionally, even after the Company pays a claim on its financial guaranties (or determines no claim is owing), subsequent related litigation may result in additional losses. If the Company's actual losses exceed its current estimate, the Company's financial condition, results of operations, capital, liquidity, business prospects, financial strength ratings and ability to raise additional capital may all be adversely affected.

The Company does not use traditional actuarial approaches to determine its estimates of expected losses to be paid (recovered). The determination of expected loss to be paid (recovered) is an inherently subjective process involving numerous estimates, probability weightings, assumptions and judgments by management, using both internal and external data sources with regard to frequency, severity of loss, economic projections, future interest rates, the perceived strength of legal protections, the perceived strength of the Company's position in any ongoing legal proceedings, governmental actions, negotiations, delinquency and prepayment rates (with respect to RMBS), timing of cash flows and other factors that affect credit performance. Actual losses will ultimately depend on future events, legal rulings, and/or transaction performance and may be influenced by many interrelated factors that are difficult to predict. As a result, the Company's current estimates of losses to be paid (recovered), including losses with respect to related legal proceedings, may be subject to considerable volatility and may not reflect the Company's future ultimate losses paid (recovered).

The Company's expected loss models and reserve assumptions take into account current and expected future trends, which contemplate the impact of current and possible developments in the performance of the exposure and any related legal proceedings. These factors, which are integral elements of the Company's reserve estimation methodology, are updated on a quarterly basis based on current information. Also, in some instances, the Company may not be able to reasonably estimate the amount or range of loss that could result from an unfavorable outcome of a legal proceeding based on the information available at the stage of the legal proceeding or its estimate may prove to be materially different than the actual results. Loss models and reserve assumptions may be impacted by changes to interest rates due both to discounting and transaction structures that include floating rates, which could impact the calculation of expected losses. Because such information changes over time, sometimes materially, the Company's projection of losses and its related reserves may also change materially. Much of the recent development in the Company's loss projections and reserves relate to the Company's insured Puerto Rico exposures.

See Part II, Item 8, Financial Statements and Supplementary Data, Note 4, Expected Loss to be Paid (Recovered) and Note 18, Commitments and Contingencies, for additional information.

The valuation of many of the Company's assets and liabilities includes methodologies, estimates and assumptions that are subject to differing interpretations and could result in changes to valuations of the Company's assets and liabilities that may materially adversely affect the Company's financial condition, results of operations, capital, business prospects and share price.

The Company carries a significant portion of its assets and liabilities at fair value. The approaches used by the Company to calculate the fair value of those assets and liabilities it carries at fair value are described under, Part II, Item 8, Financial Statements and Supplementary Data, Note 9, Fair Value Measurement. The determination of fair values is made at a specific point in time, based on available market information and judgments about the assets and liabilities being valued, including estimates of timing and amounts of cash flows and the credit rating of the issuer or counterparty. The use of different methodologies and assumptions may have a material effect on estimated fair value amounts.

During periods of market disruption, including periods of rapidly changing credit spreads or illiquidity, it may be difficult to value certain of the Company's assets and liabilities, particularly if trading becomes less frequent or market data becomes less observable. An increase in the amount of the Company's alternative investments in its investment portfolio and/or CIVs may increase the amount of the Company's assets subject to this risk. During such periods, more assets and liabilities may fall to the Level 3 valuation level, which describes model derived valuations in which one or more significant inputs or significant value drivers are unobservable, thereby resulting in values that may not be indicative of net realizable value or reflective of future fair values. Rapidly changing credit and equity market conditions could materially impact the valuation of assets and liabilities as reported within the financial statements, and period-to-period changes in value could vary significantly.

Strategic Risks

Competition in the Company's industries may adversely affect its results of operations, business prospects and share price.

As described in greater detail under Item 1. Business — Insurance — Competition, the Company can face competition in its insurance business, either in the form of current or new providers of credit enhancement, such as nonpayment insurance, letters of credit or credit derivatives, or in terms of alternative structures, including uninsured offerings, or pricing competition. Increased competition could have an adverse effect on the Company's insurance business.

The Company's Asset Management segment now consists of its ownership interest in Sound Point, which operates in highly competitive markets. Sound Point competes with many other firms in every aspect of the asset management industry, including raising funds, seeking investments, and hiring and retaining professionals. Sound Point's ability to increase and retain AUM is directly related to the performance of the assets it manages as measured against market averages and the performance of its competitors. Some of Sound Point's competitors may have a lower cost of funds and access to funding and other resources that are not available to Sound Point. In addition, some of Sound Point's competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than Sound Point does. Furthermore, Sound Point may lose investment opportunities if it does not match its competitors' pricing, terms and structure. The loss of such investment opportunities may limit Sound Point's ability to grow or cause it to have to shrink the size of its AUM, which could decrease its earnings. If Sound Point matches its competitors' pricing, terms and structure, it may experience decreased earnings and increased risk of investment losses. If Sound Point is unable to successfully compete, it may result in decreased earnings for Sound Point and increased risk of investment losses in Sound Point funds, which could materially adversely impact the Company's interest in Sound Point and/or its investment in Sound Point funds and, ultimately, the Company's financial condition, results of operations, capital, business prospects and share price.

Strategic transactions may not result in the benefits anticipated.

From time to time the Company evaluates strategic opportunities and conducts diligence activities with respect to transactions with other financial services companies including transactions involving legacy financial guaranty companies and financial guaranty portfolios, asset managers and other companies, and has executed a number of such transactions in the past. Such strategic transactions related to entities or portfolios may involve some or all of the various risks commonly associated with such strategic transactions, including, among other things: (a) failure to adequately identify and value potential exposures and liabilities associated with a new entity or portfolio; (b) difficulty in estimating the value of a new entity or portfolio; (c) potential diversion of management's time and attention; (d) exposure to asset quality issues of a new entity or portfolio; (e) difficulty and expense of integrating the operations, systems and personnel of a new entity; (f) difficulty integrating the culture of a new entity; (g) failure to identify legal risks associated with the strategic transaction with an entity or portfolio, and (h) in the case of acquisitions of a financial guaranty company or portfolio, concentration of insurance exposures, including insurance

exposures which may exceed single risk limits, aggregate risk limits, BIG limits and/or non-U.S. dollar exposure limits, due to the addition of the target insurance portfolio. Such strategic transactions related to entities or portfolios may also have unintended consequences on ratings assigned by the rating agencies to the Company or its insurance subsidiaries or on the applicability of laws and regulations to the Company's existing businesses. These or other factors may cause any past or future strategic transactions relating to financial services entities or portfolios not to result in the benefits to the Company that the Company anticipated when the transaction was agreed. Past or future transactions may also subject the Company to non-monetary consequences that may or may not have been anticipated or fully mitigated at the time of the transaction.

Additionally, if the Company enters into discussions regarding a strategic transaction and a transaction is not consummated, especially if such discussions become known, related portions of the Company's business may be negatively impacted.

The Company's investments in Sound Point are subject to the risks of Sound Point's business that may adversely affect the Company's financial condition, results of operations, capital, business prospects and share price.

Prior to July 1, 2023, the Company's asset management business segment and the establishment of AssuredIM exposed the Company's financial condition, results of operations, business prospects and share price to some of the risks faced by asset managers generally and the risk of AssuredIM's investment business more specifically. From July 1, 2023, the Company participates in the asset management business segment through its ownership interest in Sound Point, which is subject to the risks of Sound Point's business. See Item 1. Business — Asset Management. The Company had a carrying value for its investment in Sound Point as of December 31, 2023 of $429 million. External factors, such as changes in inflation, interest rates, credit markets or segments thereof, geopolitical risk, developments in the global financial markets, general macroeconomic factors, and industry conditions, as well as the financial performance of Sound Point relative to the Company's expectations at the time of the Sound Point Transaction, could result in an impairment, which could adversely affect the Company's financial condition, results of operations and share price.

Asset management services are primarily a fee-based business, and Sound Point's asset management and performance fees are based on the amount of its AUM as well as the performance of those assets. Sound Point's business operates in highly competitive markets with many other firms in every aspect of the asset management industry. See "— Competition in the Company's industries may adversely affect its results of operations, business prospects and share price." Industry competition, volatility or declines in the markets in which Sound Point invests as an asset manager, or poor performance of its investments, may negatively affect its AUM and its asset management and performance fees, and may deter future investment by third parties in Sound Point's asset management products.

Sound Point is dependent on certain key personnel, including Sound Point's Managing Partner and Chief Investment Officer, and its future success depends on their continued service. The departure of any of Sound Point's key personnel for any reason could have a material adverse effect on Sound Point's business, financial condition or results of operations and, consequently, the Company's ownership interest in Sound Point and/or its investments in Sound Point funds, other vehicles and separately managed accounts.

The asset management business is also subject to legal, regulatory, compliance, accounting, valuation and political risks that differ from those involved in the Company's insurance business. Sound Point operates in a highly regulated industry and, as a registered investment adviser, is subject to the provisions of the Investment Advisers Act of 1940, as amended. Sound Point is, from time to time, subject to formal and informal examinations, investigations, inquiries, audits and reviews from numerous regulatory authorities both in response to issues and questions raised in such examinations or investigations and in connection with the changing priorities of the applicable regulatory authorities across the market in general.

Because the Company does not control the business, management or policies of Sound Point, it relies upon Sound Point to make appropriate decisions and operate in a sound manner consistent with applicable rules and regulations. In turn, Sound Point may rely on third party service providers such as custodians and fund administrators whom they do not control to comply with applicable rules and regulations. Failure of Sound Point or its service providers to comply with applicable rules and regulations or any resulting enforcement action could have a material adverse effect on the value of the Company's ownership interest in Sound Point and/or its investments in Sound Point funds.

There can be no assurance that Sound Point will not become subject to possible enforcement actions. Sound Point and its principals and employees could also be named as defendants in, or otherwise become involved in, a regulatory action or litigation. Any such regulatory action or litigation could be disruptive, time-consuming, expensive and lead to negative financial and reputational consequences that have a material adverse effect on Sound Point's business, financial condition or

results of operations and, consequently, the value of the Company's ownership interest in Sound Point and/or its investments in Sound Point funds, other vehicles and separately managed accounts.

The Company's interest in Sound Point is subject to the risks normally associated with a minority interest.

Since the Company holds a minority interest in Sound Point after the closing of the Sound Point Transaction, it is unable to control the business, management or policies of Sound Point. For example, the Company is not be able to control the timing or amount of distributions from Sound Point and is not involved on a day-to-day basis with Sound Point's operations or its decision-making with respect to its investment, reporting, internal control, legal, compliance or risk functions. In most cases, the Company will be bound by the decisions made by the Managing Partner and Chief Investment Officer, other members of management and the Board of Managers of Sound Point. In the event that the Managing Partner and Chief Investment Officer, other members of management and the Board of Managers of Sound Point have interests, objectives and incentives that differ from those of the Company, there can be no assurance that the decisions they make will be aligned with the interests of the Company. Decisions made by the Managing Partner and Chief Investment Officer, other members of management and the Board of Managers of Sound Point not in the Company's interest could have a material adverse effect on the Company's interest in Sound Point and/or its investments in Sound Point funds, other vehicles and separately managed accounts.

Alternative investments may not result in the benefits anticipated.

The Company has invested in alternative investments, and may over time increase the proportion of the Company's assets invested in alternative investments. Alternative investments may be riskier than other investments the Company makes, and may not result in the benefits anticipated at the time of the investment. In addition, although the Company uses what it believes to be excess capital to make alternative investments, whether directly or through CIVs, measures of required capital can fluctuate and such assets may not be given much, or any, value under the various rating agency, regulatory and internal capital models to which the Company is or may be subject. Also, alternative investments are generally less liquid than most of the Company's other investments and so may be difficult to convert to cash or investments that do receive more favorable treatment under the capital models to which the Company is subject. See "— Operational Risks — The ability of AGL and its subsidiaries to meet their liquidity needs may be limited."

A downgrade of the financial strength or financial enhancement ratings of any of the Company's insurance or reinsurance subsidiaries may adversely affect its business prospects.

The financial strength and financial enhancement ratings assigned by S&P, Moody's, KBRA and A.M. Best Company, Inc. to each of the Company's insurance and reinsurance subsidiaries represent such rating agencies' opinions of the insurer's financial strength and ability to meet ongoing obligations to policyholders and cedants in accordance with the terms of the financial guaranties it has issued or the reinsurance agreements it has executed. Issuers, investors, underwriters, ceding companies and others consider the Company's financial strength or financial enhancement ratings an important factor when deciding whether or not to utilize a financial guaranty or purchase reinsurance from one of the Company's insurance or reinsurance subsidiaries. A downgrade by a rating agency of the financial strength or financial enhancement ratings of one or more of the Company's insurance subsidiaries could impair the Company's financial condition, results of operation, capital, liquidity, business prospects and/or share price. The ratings assigned by the rating agencies to the Company's insurance subsidiaries are subject to review and may be lowered by a rating agency at any time and without notice to the Company.

The rating agencies have changed their methodologies and criteria from time to time. Factors influencing the rating agencies are beyond management's control and not always known to the Company. In the event of an actual or perceived deterioration in creditworthiness of large risks in the Company's insurance portfolio, or other large increases in liabilities (including those related to legal proceedings), or a change in a rating agency's capital model or rating methodology, a rating agency may require the Company to increase the amount of capital it holds to maintain its financial strength and financial enhancement ratings under the rating agencies' capital adequacy models, or a rating agency may identify an issue that additional capital would not address. The amount of any capital required may be substantial, and may not be available to the Company on favorable terms and conditions or at all, especially if it were known that additional capital was necessary to preserve the Company's financial strength or financial enhancement ratings. The failure to raise any additional required capital, or successfully address another issue or issues raised by a rating agency, could result in a downgrade of the ratings of the Company's insurance subsidiaries and thus have an adverse impact on its business, results of operations and financial condition.

The Company periodically assesses the value of each rating assigned to each of its subsidiaries, and may as a result of such assessment request that a rating agency add or drop a rating from certain of its subsidiaries. Rating agencies may choose not to honor the Company's request, and continue to rate a subsidiary after the Company's request to drop the rating, as Moody's did with respect to AGC.

The insurance subsidiaries' financial strength and financial enhancement ratings are an important competitive factor in the financial guaranty insurance and reinsurance markets. If the financial strength or financial enhancement ratings of one or more of the Company's insurance subsidiaries were reduced below current levels, the Company expects the number of transactions that would benefit from the Company's insurance would be reduced; consequently, a downgrade by rating agencies could harm the Company's new insurance business production.

In addition, a downgrade may have a negative impact on the Company's insurance subsidiaries in respect of transactions that they have insured or that they have assumed through reinsurance. For example, some of the Company's insurance subsidiaries (Assuming Subsidiaries) assumed financial guaranty insurance from legacy financial guarantors. The agreements under which such Assuming Subsidiaries assumed such business are generally subject to termination at the option of the ceding company (i) if the Assuming Subsidiary fails to meet certain financial and regulatory criteria; (ii) if the Assuming Subsidiary fails to maintain a specified minimum financial strength rating; or (iii) upon certain changes of control of the Assuming Subsidiary. Upon termination due to one of the above events, the Assuming Subsidiary typically would be required to return to the ceding company unearned premiums (net of ceding commissions) and loss reserves, calculated on a U.S. statutory basis, attributable to the assumed business (plus in certain cases, an additional required amount), after which the Assuming Subsidiary would be released from liability with respect to such business. As of December 31, 2023, if each legacy financial guarantor ceding business to an Assuming Subsidiary had a right to recapture such business, and chose to exercise such right, the aggregate amounts those subsidiaries could be required to pay to all such ceding companies would be approximately $263 million. In addition, beneficiaries of financial guaranties issued by the Company's insurance subsidiaries may have the right to cancel the credit protection provided by them, which would result in the loss of future premium earnings and the reversal of any fair value gains recorded by the Company.

Operational Risks

Fluctuations in foreign exchange rates may adversely affect the Company's financial position and results of operations.

The Company's reporting currency is the U.S. dollar. The functional currency of the Company's insurance and reinsurance subsidiaries is the U.S. dollar. The Company's subsidiaries maintain both assets and liabilities in currencies different from their functional currencies, which exposes the Company to changes in currency exchange rates. The investment portfolios of non-U.S. subsidiaries are primarily invested in local currencies in order to satisfy regulatory requirements and to support local insurance operations regardless of currency fluctuations.

The principal currencies creating foreign exchange risk to the Company are the pound sterling and the euro. The Company cannot accurately predict the nature or extent of future exchange rate variability between these currencies or relative to the U.S. dollar. Foreign exchange rates are sensitive to factors beyond the Company's control.

The Company does not engage in active management, or hedging, of its foreign exchange rate risk. Therefore, fluctuation in exchange rates between the U.S. dollar and the pound sterling or the euro could adversely impact the Company's financial position, results of operations and cash flows. See Part II, Item 7A, Quantitative and Qualitative Disclosures About Market Risk — Sensitivity to Foreign Exchange Rate Risk.

Some of the Company's non-U.S. operations expose it to less predictable political, credit and legal risks.

The Company pursues new business opportunities in non-U.S. markets. The underwriting of obligations of an issuer in a country other than the U.S. involves the same process as that for a U.S. issuer, but additional risks must be addressed, such as the evaluation of currency exchange rates, non-U.S. business and legal issues, and the economic and political environment of the country or countries in which an issuer does business. Changes in such factors could impede the Company's ability to insure, or increase the risk of loss from insuring, obligations in the non-U.S. countries in which it currently does business and limit its ability to pursue business opportunities in other non-U.S. countries.

The Company is dependent on key executives and the loss of any of these executives, or its inability to retain other key personnel, could adversely affect its business.

The Company's success substantially depends upon its ability to attract, motivate and retain qualified employees and upon the ability of its senior management and other key employees to implement its business strategy. The Company believes there are only a limited number of available qualified executives in the insurance business lines in which the Company competes. The Company relies substantially upon the services of Dominic J. Frederico, President and Chief Executive Officer, and other executives.

The market to build, retain and replace talent has become even more highly competitive. Although the Company has designed its executive compensation with the goal of retaining and creating incentives for its executive officers and other key employees, the Company may not be successful in retaining their services. The loss of the services of any of these individuals or other key members of the Company's management team could adversely affect the implementation of its business strategy.

The Company is dependent on its information technology and that of certain third parties, and a cyberattack, security breach or failure in the Company's or a third party provider's information technology system, or a data privacy breach of the Company's or a vendor's information technology system, could adversely affect the Company's business.

The Company relies upon information technology and systems, including technology and systems provided by or interfacing with those of third parties, to conduct its businesses and interact with market participants and vendors. A cybersecurity threat or breach of the Company's systems or the systems of its third party providers in the future could have a material adverse affect on the Company, including its business strategy, results of operations or financial condition. A breach of these systems could, for example, result in lost business, reputational harm, the disclosure or misuse of confidential or proprietary information, incorrect reporting, legal costs and regulatory penalties, including under applicable data protections laws and regulations. Information technology security threats and events are increasing in frequency and sophistication. The rapid evolution and increased adoption of artificial intelligence and machine learning technologies may intensify our cybersecurity risks. To the extent artificial intelligence and/or machine learning capabilities improve and are increasingly adopted, they may be used to identify vulnerabilities and craft increasingly sophisticated cybersecurity attacks. Vulnerabilities may be introduced from the use of artificial intelligence and/or machine learning by us, our counterparties, vendors and other business partners and third party providers. Like many companies, the Company's data systems and those of third parties on which it relies have been, and the Company expects will continue to be, vulnerable to and the target of, security and data privacy breaches due to cyberattacks, viruses, malware, ransomware, other malicious codes, hackers, unauthorized access, or other computer-related penetrations, and other external hazards, as well as inadvertent errors, equipment and system failures, and employee misconduct. Over time, the frequency and sophistication of such threats continue to increase and often become further heightened in connection with geopolitical tensions. Like other global companies, the Company has an increasing challenge of attracting and retaining highly qualified personnel to assist in combating these security threats.

The Company's business operations rely on the continuous availability of its computer systems as well as those of certain third parties. In addition to disruptions caused by cyberattacks or data privacy breaches, such systems may be adversely affected by natural and man-made catastrophes. The Company's failure to maintain business continuity in the wake of such events, particularly if there were an interruption for an extended period, could prevent the timely completion of critical processes across its operations, including, for example, financial reporting, claims processing, regulatory filings, treasury and investment operations and payroll. These failures could result in additional costs, loss of business, fines and litigation.

The Company operates in a hybrid work-from-home and work-from-office paradigm. Working from home at least part of the time has made the Company more dependent on internet and communications access and capabilities and has heightened the risk of cybersecurity attacks to its operations.

The Company receives and stores confidential information, including personally identifiable information, in connection with certain loss mitigation and due diligence activities related to its businesses, along with information regarding employees and directors and counterparties, among others. The Company and its subsidiaries are subject to numerous data privacy and protection laws and regulations in a number of jurisdictions, particularly with regard to personally identifiable information. The Company's failure to comply with these requirements, even absent a security breach, could result in penalties, reputational harm or difficulty in obtaining desired consents from regulatory authorities.

Errors in, overreliance on or misuse of models may result in financial loss, reputational harm or adverse regulatory action.

The Company uses models for numerous purposes in its business. For example, it uses models to project future cash flows associated with pricing models, calculating insurance expected losses to be paid (recoveries), evaluating risks in its insurance and investments, valuing assets and liabilities and projecting liquidity needs. It also uses models to determine and project capital requirements under its own risk model as well as under regulatory and rating agency requirements. While the Company has a model validation function and has adopted procedures to protect its models, the models may not operate properly (including as a result of errors or damage) and may rely on assumptions that are inherently uncertain and may prove to have been incorrect.

Significant claim payments may reduce the Company's liquidity.

Claim payments and payments made in connection with related legal proceedings reduce the Company's invested assets and result in reduced liquidity and net investment income, even if the Company is reimbursed in full over time and does not experience ultimate loss on the claim. In the years after the financial crisis that began in 2008, many of the larger claims paid by the Company were with respect to insured U.S. RMBS securities and, beginning in 2016, certain insured Puerto Rico exposures. If the amount of future claim payments is significantly more than that projected by the Company, the Company's ability to make other claim payments and its financial condition, financial strength ratings and business prospects and share price could be adversely affected.

The Company may face a sudden need to raise additional capital as a result of insurance losses substantially in excess of the stress scenarios for which it plans, or as a result of changes in regulatory or rating agency capital requirements applicable to its insurance companies, which additional capital may not be available or may be available only on unfavorable terms.

The Company's capital requirements depend on many factors, primarily related to its in-force book of insurance business and rating agency capital requirements for its insurance companies. Failure to raise additional capital if and as needed may result in the Company being unable to write new insurance business and may result in the ratings of the Company and its insurance subsidiaries being downgraded by one or more rating agency. The Company's access to external sources of financing, as well as the cost of such financing, is dependent on various factors, including the market supply of such financing, the Company's long-term debt ratings and insurance financial strength and enhancement ratings and the perceptions of its financial strength and the financial strength of its insurance subsidiaries. The Company's debt ratings are in turn influenced by numerous factors, such as financial leverage, balance sheet strength, capital structure and earnings trends. If the Company's need for capital arises because of significant insurance losses substantially in excess of the stress scenarios for which it plans, the occurrence of such losses may make it more difficult for the Company to raise the necessary capital.

Future capital raises for equity or equity-linked securities could also result in dilution to the Company's shareholders. In addition, some securities that the Company could issue, such as preferred stock or securities issued by the Company's operating subsidiaries, may have rights, preferences and privileges that are senior to those of its common shares.

Large insurance losses could increase substantially the Company's insurance subsidiaries' leverage ratios, which may prevent them from writing new insurance.

Insurance regulatory authorities impose capital requirements on the Company's insurance subsidiaries. These capital requirements, which include leverage ratios and surplus requirements, may limit the amount of insurance that the subsidiaries may write. A material reduction in the statutory capital and surplus of an insurance subsidiary, whether resulting from underwriting or investment losses, a change in regulatory capital requirements or another event, or a disproportionate increase in the amount of risk in force, could increase a subsidiary's leverage ratio. This in turn could require that subsidiary to obtain reinsurance for existing business or add to its capital base (neither of which may be available, or may be available only on terms that the Company considers unfavorable). Failure to maintain regulatory capital levels could limit that insurance subsidiary's ability to write new business.

The Company's holding companies' ability to meet their obligations may be constrained.

Each of AGL, AGUS and AGMH is a holding company and, as such, has no direct operations of its own. None of the holding companies expect to have any significant operations or assets other than its ownership of the stock of its subsidiaries and its equity method investment in Sound Point. The Company expects that dividends and other payments from the insurance companies will be the primary source of funds for AGL, AGUS and AGMH to meet ongoing cash requirements, including operating expenses, intercompany loan payments, any future debt service payments and other expenses, to pay dividends to their respective shareholders, to fund any acquisitions, and, in the case of AGL, to repurchase its common shares. The insurance subsidiaries' ability to pay dividends and make other payments depends, among other things, upon their financial condition, results of operations, cash requirements and compliance with rating agency requirements, and is also subject to restrictions contained in the insurance laws and related regulations of their states of domicile. Additionally, in recent years AGM, AGC and AGUK have sought and been granted permission from their insurance regulators to make discretionary payments to their corporate parents in excess of the amounts permitted by right under the insurance laws and related regulations. There can be no assurance that such regulators will permit discretionary payments in the future. Accordingly, if the insurance subsidiaries are unable to pay sufficient dividends and other permitted payments at the times or in the amounts that are required, that would have an adverse effect on the ability of AGL, AGUS and AGMH to satisfy their ongoing cash requirements and on their ability to pay dividends to shareholders or repurchase common shares or fund other activities, including acquisitions.

The ability of AGL and its subsidiaries to meet their liquidity needs may be limited.

Each of AGL, AGUS and AGMH requires liquidity, either in the form of cash or in the ability to easily sell investments for cash, in order to meet its payment obligations, including, without limitation, its operating expenses, interest and principal payments on debt and dividends on common shares, and to make capital investments in operating subsidiaries. Such cash is also used by AGL to repurchase its common shares. The Company's operating subsidiaries require substantial liquidity to meet their respective payment and/or collateral posting obligations, including under financial guaranty insurance policies or reinsurance agreements. They also require liquidity to pay operating expenses, reinsurance premiums, dividends to AGUS or AGMH for debt service and dividends to AGL, fund investments and commitments to alternative investments, as well as, where appropriate, to make capital investments in their own subsidiaries. In addition, the Company may require substantial liquidity to fund any future acquisitions. The Company cannot give any assurance that the liquidity of AGL and its subsidiaries will not be adversely affected by adverse market conditions, changes in insurance regulatory law, insurance claim payments and related litigation substantially in excess of those projected by the Company in its stress scenarios, or changes in general economic conditions.

AGL anticipates that its liquidity needs will be met by the ability of its operating subsidiaries to pay dividends or to make other payments; from earnings from its investment in Sound Point; external financings; investment income from its invested assets; and current cash and short-term investments. The Company expects that its subsidiaries' need for liquidity will be met by the operating cash flows of such subsidiaries; external financings; investment income from their invested assets; and proceeds derived from the sale of their investments, significant portions of which are in the form of cash or short-term investments. The value of the Company's investments may be adversely affected by changes in interest rates, credit risk and capital market conditions that therefore may adversely affect the Company's potential ability to sell investments quickly and the price which the Company might receive for those investments. Part of the Company's investment strategy is to invest more of its excess capital in alternative investments, which may be particularly difficult to sell at adequate prices, or at all.

The Company's sources of liquidity are subject to market, regulatory or other factors that may impact the Company's liquidity position at any time. As discussed above, AGL's insurance subsidiaries are subject to regulatory and rating agency restrictions limiting their ability to declare and to pay dividends and make other payments to AGL. As further noted above, external financing may or may not be available to AGL or its subsidiaries in the future on satisfactory terms.

Risks Related to Taxation

Changes in U.S. tax laws could reduce the demand or profitability of financial guaranty insurance, or negatively impact the Company's investments.

Changes in U.S. federal, state or local laws that materially adversely affect the tax treatment of municipal securities or the market for those securities may lower volume and demand for municipal obligations and also may adversely impact the value and liquidity of the Company's investments, a significant portion of which is invested in tax-exempt instruments.

Certain of the Company's non-U.S. subsidiaries may be subject to U.S. tax.

The Company manages its business so that AGL and its non-U.S. subsidiaries (other than AGRO) operate in such a manner that none of them should be subject to U.S. federal tax (other than U.S. excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks, and U.S. withholding tax on certain U.S. source investment income). However the Company cannot be certain that the IRS will not contend successfully that AGL or any of its non-U.S. subsidiaries (other than AGRO) is/are engaged in a trade or business in the U.S., in which case each such company could be subject to U.S. corporate income and branch profits taxes on the portion of its earnings effectively connected to such U.S. business. See Item 1. Business — Tax Matters — Taxation of AGL and Subsidiaries— United States.

AGL may, and AG Re and AGRO will, become subject to taxes in Bermuda, which may adversely affect the Company's future results of operations and an investment in the Company.

The Bermuda Minister of Finance, under Bermuda's Exempted Undertakings Tax Protection Act 1966, as amended, has given AGL, AG Re and AGRO an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then subject to certain limitations the imposition of any such tax will not be applicable to AGL, AG Re or AGRO, or any of AGL's or its subsidiaries' operations, stocks, debentures or other obligations until March 31, 2035.

Notwithstanding the above, on December 27, 2023 the Bermuda government enacted a corporate income tax which will apply for accounting periods starting on or after January 1, 2025. Importantly, under the Corporate Income Tax Act 2023 of Bermuda, any liability to the tax will apply regardless of any assurances previously provided under the Exempted Undertakings Tax Protection Act 1966 of Bermuda. Broadly, the Bermuda corporate income tax is intended to be treated as a covered tax for the purposes of Pillar Two (see below) and therefore no double taxation is expected to arise from these rules and the top-up taxes under Pillar Two in other jurisdictions. AGRe and AGRO will be subject to this tax beginning in 2025.

Further, the Corporate Income Tax Act 2023 of Bermuda incorporates a number of measures which allow Bermuda resident companies to recognize deferred tax assets in respect of certain ETAs which may be utilized in the calculation of our effective tax rate for the purposes of top-up taxes in other jurisdictions.

The Company believes that the corporate income tax imposed by the Corporate Income Tax Act 2023 of Bermuda would not be applicable to AGL because AGL is a UK tax resident. However, the treatment of the Bermuda corporate income tax as a covered tax is subject to interpretation in other jurisdictions and therefore remains uncertain at this time. If the Bermuda corporate income tax is not regarded as a covered tax for the purposes of Pillar Two in other jurisdictions, this may have a material impact on the Company's future income tax expense. In addition, a change in the Corporate Income Tax Act 2023 or its interpretation, or any change in the regulatory treatment of the corporate income tax or matters related thereto, by Bermuda could adversely affect Assured Guaranty's financial results.

U.S. Persons who hold 10% or more of AGL's shares directly or through non-U.S. entities may be subject to taxation under the U.S. CFC rules.

If AGL and/or a non-U.S. subsidiary is considered a CFC, a U.S. Person that is treated as owning 10% or more of AGL's shares may be required to include in income for U.S. federal income tax purposes its pro rata share of certain income of AGL and its non-U.S. subsidiaries for a taxable year, even if such income is not distributed and may be subject to U.S. federal income tax on a portion of any gain upon a sale or other disposition of its shares at ordinary income tax rates.

No assurance may be given that a U.S. Person who owns the Company's shares will not be characterized as owning 10% or more of AGL and/or its non-U.S. subsidiaries under the CFC rules, in which case such U.S. Person may be subject to taxation under such rules. See Item 1. Business — Tax Matters, — Taxation of Shareholders ─ United States Taxation ─ Classification of AGL or its Non-U.S. Subsidiaries as a CFC.

U.S. Persons who hold shares may be subject to U.S. income taxation at ordinary income rates on their proportionate share of the Company's RPII.

If any Foreign Insurance Subsidiary generates RPII (broadly defined as insurance and related investment income attributable to the insurance of a U.S. shareholder and certain related persons to such shareholder) and certain exceptions are not met, each U.S. Person owning AGL shares (directly or indirectly through foreign entities) may be required to include in income for U.S. federal income tax purposes its pro rata share of the Foreign Insurance Subsidiary's RPII, regardless of whether such income is distributed and may be subject to U.S. federal income tax on a portion of any gain upon a sale or other disposition of its shares at ordinary tax rates (even if an exception to the RPII rules applies).

The Company believes that each of its Foreign Insurance Subsidiaries should qualify for an exception to the RPII rules and the rules that subject gain on sale or disposition of shares to ordinary tax rates would not apply to the disposition of AGL shares. However, the Company cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond its control and rules regarding the treatment of gain on disposition of shares have not been interpreted or finalized. Recently proposed regulations could, if finalized in their current form, substantially expand the definition of RPII to include insurance income of our Foreign Insurance Subsidiaries related to affiliate reinsurance transactions. If these proposed regulations are finalized in their current form, it could limit our ability to execute affiliate reinsurance transactions that would otherwise be undertaken for non-tax business reasons in the future and could increase the risk that gross RPII could constitute 20% or more of the gross insurance income of one or more of our Foreign Insurance Subsidiaries in a particular taxable year, which could result in such RPII being taxable to U.S. Persons that own or are treated as owning shares of AGL. U.S. Persons owning or treated as owning shares of AGL should consult their tax advisors as to the effect of these uncertainties. See Item 1. Business — Tax Matters — Taxation of Shareholders — United States Taxation — The RPII CFC Provisions; Disposition of AGL Shares.

U.S. tax-exempt shareholders may be subject to the unrelated business taxable income rules with respect to certain insurance income of the Foreign Insurance Subsidiaries.

U.S. tax-exempt shareholders may be required to treat insurance income includable under the CFC or RPII rules as unrelated business taxable income. See Item 1. Business — Tax Matters — Taxation of Shareholders — United States Taxation — Tax-Exempt Shareholders.

U.S. Persons who hold AGL's shares will be subject to adverse tax consequences if AGL is considered to be PFIC for U.S. federal income tax purposes.

If AGL is considered a PFIC for U.S. federal income tax purposes, a U.S. Person who owns any shares of AGL will be subject to adverse tax consequences that could materially adversely affect its investment, including subjecting the investor to both a greater tax liability than might otherwise apply and an interest charge or other unfavorable rules (either a mark-to-market or current inclusion regime). The Company believes that AGL was not a PFIC for U.S. federal income tax purposes for taxable years through 2023 and, based on the application of certain PFIC look-through rules and the Company's plan of operations for the current and future years, should not be a PFIC in the future. See Item 1. Business — Tax Matters — Taxation of Shareholders — United States Taxation — Passive Foreign Investment Companies.

Changes in U.S. federal income tax law may adversely affect the Company and an investment in AGL's common shares.

The tax treatment of non-U.S. companies and their U.S. and non-U.S. subsidiaries may be the subject of future legislation that could have an adverse impact on the Company and/or its shareholders. For example, U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the U.S. or is a PFIC, or whether U.S. Persons would be required to include in their gross income the "subpart F income" of a CFC or RPII CFC are subject to change, possibly on a retroactive basis. The Company cannot be certain if, when, or in what form any future regulations or pronouncements may be implemented or made, or whether such guidance will have a retroactive effect. See Item 1. Business — Tax Matters — United States Tax Reform.

An ownership change under Section 382 of the Code could have adverse U.S. federal tax consequences.

If AGL were to issue equity securities in the future, including in connection with any strategic transaction, or if previously issued securities of AGL were to be sold by the current holders, AGL may experience an "ownership change" within the meaning of Section 382 of the Code. In general terms, an ownership change would result from transactions increasing the aggregate ownership of certain holders in AGL's shares by more than 50 percentage points over a testing period (generally three years). If an ownership change occurred, the Company's ability to use certain tax attributes, including certain built-in losses, credits, deductions or tax basis and/or the Company's ability to continue to reflect the associated tax benefits as assets on AGL's balance sheet, may be limited. The Company cannot give any assurance that AGL will not undergo an ownership change at a time when these limitations could materially adversely affect the Company's financial condition.

A change in AGL's U.K. tax residence or its ability to otherwise qualify for the benefits of income tax treaties to which the U.K. is a party could adversely affect an investment in AGL's common shares.

AGL is not incorporated in the U.K. and, accordingly, is only resident in the U.K. for U.K. tax purposes if it is "centrally managed and controlled" in the U.K. Central management and control constitutes the highest level of control of a company's affairs. AGL believes it is entitled to take advantage of the benefits of income tax treaties to which the U.K. is a party on the basis that it is has established central management and control in the U.K. In 2013, AGL obtained confirmation that there was a low risk of challenge to its residency status from HMRC on the facts as they were at that time. The Board intends to manage the affairs of AGL in such a way as to maintain its status as a company that is tax resident in the U.K. for U.K. tax purposes and to qualify for the benefits of income tax treaties to which the U.K. is a party. However, the concept of central management and control is a case-law concept that is not comprehensively defined in U.K. statute. In addition, it is a question of fact. Moreover, tax treaties may be revised in a way that causes AGL to fail to qualify for benefits thereunder. Accordingly, a change in relevant U.K. tax law or in tax treaties to which the U.K. is a party, or in AGL's central management and control as a factual matter, or other events, could adversely affect the ability of Assured Guaranty to manage its capital in the efficient manner that it contemplated in establishing U.K. tax residence.

Changes in U.K. tax law or in AGL's ability to satisfy all the conditions for exemption from U.K. taxation on dividend income or capital gains in respect of its direct subsidiaries could affect an investment in AGL's common shares.

As a U.K. tax resident, AGL is subject to U.K. corporation tax in respect of its worldwide profits (both income and capital gains), subject to applicable exemptions.

- With respect to income, the dividends that AGL receives from its subsidiaries should be exempt from U.K. corporation tax under the exemption contained in section 931D of the Corporation Tax Act 2009.
- With respect to capital gains, if AGL were to dispose of shares in its direct subsidiaries or if it were deemed to have done so, it may realize a chargeable gain for U.K. tax purposes. Any tax charge would be based on AGL's original acquisition cost. It is anticipated that any such future gain should qualify for exemption under the substantial shareholding exemption in Schedule 7AC to the Taxation of Chargeable Gains Act 1992. However, the availability of such exemption would depend on facts at the time of disposal, in particular the "trading" nature of the relevant subsidiary. There is no statutory definition of what constitutes "trading" activities for this purpose and in practice reliance is placed on the published guidance of HMRC.

A change in U.K. tax law or its interpretation by HMRC, or any failure to meet all the qualifying conditions for relevant exemptions from U.K. corporation tax, could affect Assured Guaranty's financial results of operations or its ability to provide returns to shareholders.

An adverse adjustment under U.K. legislation governing the taxation of U.K. tax resident holding companies on the profits of their non-U.K. subsidiaries could adversely impact Assured Guaranty's tax liability.

Under the U.K. "controlled foreign company" regime, the income profits of non‑U.K. resident companies may, in certain circumstances, be attributed to controlling U.K. resident shareholders for U.K. corporation tax purposes. The non‑U.K. resident members of the Assured Guaranty group intend to operate and manage their levels of capital in such a manner that their profits would not be taxed on AGL under the U.K. CFC regime. In 2013, Assured Guaranty obtained clearance from HMRC that none of the profits of the non‑U.K. resident members of the Assured Guaranty group should be subject to U.K. tax as a result of attribution under the CFC regime on the facts as they were at the time. However, a change in the way in which Assured Guaranty operates or any further change in the CFC regime, resulting in an attribution to AGL of any of the income profits of AGL's non‑U.K. resident subsidiaries for U.K. corporation tax purposes, could adversely affect Assured Guaranty's financial results of operations.

An adverse adjustment under U.K. transfer pricing legislation or the imposition of diverted profits tax could adversely impact Assured Guaranty's tax liability.

If any arrangements between U.K. resident companies in the Assured Guaranty group and other members of the Assured Guaranty group (whether resident in or outside the U.K.) are found not to be on arm's length terms and as a result a U.K. tax advantage is being obtained, an adjustment will be required to compute U.K. taxable profits as if such arrangement were on arm's length terms. Any transfer pricing adjustment could adversely affect Assured Guaranty's results of operations.

Since January 1, 2016, the U.K. has implemented a country-by-country reporting (CBCR) regime whereby large multi-national enterprises are required to report details of their operations and intra-group transactions in each jurisdiction. The U.K. CBCR legislation includes power to introduce regulations requiring public disclosure of U.K. CBCR reports, although this power has not yet been exercised. It is possible that Assured Guaranty's approach to transfer pricing may become subject to greater scrutiny from the tax authorities in the jurisdictions in which the group operates in consequence of the implementation of a CBCR regime in the U.K. (or other jurisdictions).

The diverted profits tax (DPT), which is currently levied at 31%, is an anti-avoidance measure, aimed at protecting the U.K. tax base against the diversion of profits away from the U.K., tax charge. In particular, DPT may apply to profits generated by economic activities carried out in the U.K., that are not taxed in the U.K. by reason of arrangements between companies in the same multinational group and involving a low-tax jurisdiction, including co-insurance and reinsurance. In June 2023, the U.K. Government published a consultation on the reform of U.K. law relating to the DPT. The main proposal in relation to DPT is to remove its status as a separate tax and bring it within the main corporation tax framework. It is currently unknown if or when any such reforms will be adopted or come into effect. It is currently unclear whether DPT would constitute a creditable tax for U.S. foreign tax credit purposes. If any member of the Assured Guaranty group is liable for DPT, this could adversely affect the Company's results of operations.

Assured Guaranty's financial results may be affected by measures taken in response to the OECD BEPS project.

On October 8, 2021, nearly 140 countries agreed to the OECD's proposed Two Pillar Solution to Address the Tax Challenges Arising from the Digitalization of the Economy.

Pillar One revisits tax allocations between jurisdictions to reflect an increasingly digitalized economy. The OECD intends that a portion of certain multinationals' profits should be taxed in the jurisdiction where revenue is sourced. The current proposals contain an exclusion for regulated financial institutions including insurance (but not captive insurance) and reinsurance companies.

Pillar Two comprises new rules granting jurisdictions additional taxing rights where other relevant jurisdictions have either not taxed relevant profits or those profits have been subject to a rate of tax below 15%. The rules apply to multinational groups with consolidated group revenue of €750 million or more in at least two out of the preceding four fiscal years. Through a series of complex interlocking rules, the intended effect is that low or no taxed profits would be subject to tax at an overall rate of at least 15%.

The OECD published Model Rules for Pillar Two in December 2021. Many jurisdictions have enacted implementing legislation or are in the course of doing so. In particular, the U.K. enacted initial legislation in July 2023 and published further draft legislation in November 2023. In addition, in December 2023 the Bermuda government adopted legislation for a corporate income tax which would share many key concepts with the Model Rules and is intended to constitute a "covered tax" for the purposes of the Model Rules. See Item 1A – Risk Factors, Risks Related to Taxation – AGL may, and AG Re and AGRO will, become subject to taxes in Bermuda, which may adversely affect the Company's future results of operations and an investment in the Company. In many countries, the rules will apply from January 1, 2024, although some jurisdictions have elected to postpone for one year or more.

The new rules are very complex and are likely to be subject to different applications and interpretations across jurisdictions. Although we cannot predict the approach of each relevant jurisdiction to the rules, their implementation could adversely affect Assured Guaranty's tax liability.

Risks Related to GAAP, Applicable Law and Litigation

An inability to obtain accurate and timely financial information from Sound Point or other alternative investment managers may impair the Company's ability to comply with reporting obligations under federal securities law.

The Company will be reliant on Sound Point and other alternative investment managers to provide accurate and timely financial reporting that will allow the Company to timely prepare and file its own financial statements in accordance with generally accepted accounting principles in the United States (GAAP) and in compliance with SEC regulations and New York Stock Exchange listing rules.

As private companies, Sound Point and other alternative investment managers are not subject to the reporting requirements of the Exchange Act and historically have not been required to prepare their financial statements in accordance with GAAP or in compliance with the SEC's accounting regulations. The Company expects to report certain of its investments in Sound Point, the Sound Point funds, other vehicles and separately managed accounts and other alternative investment funds on a one-quarter lag. While each of Sound Point, other alternative investment managers and their respective related parties have agreed to provide to the Company financial information necessary to complete and file its periodic SEC reports on a timely basis, any failure by Sound Point, other alternative investment managers or their respective related parties to provide the Company with accurate and timely financial information could result in a delay in the Company's timely reporting of its results of operations or it not filing one or more periodic reports with the SEC on time or inaccuracies in its financial statements.

Changes in the fair value of the Company's insured credit derivatives portfolio, its CCS, and its FG VIEs, the Company's alternative investments, including those accounted for as CIVs, and/or the Company's decision to consolidate or deconsolidate one or more FG VIEs and/or CIVs during a financial reporting period, may subject its results of operations to volatility.

The Company is required to mark-to-market certain derivatives that it insures, including CDS that are considered derivatives under GAAP as well as its CCS. Although there is no cash flow effect from this "marking-to-market," net changes in the fair value of these derivatives are reported in the Company's consolidated statements of operations and therefore affect its results of operations. If a credit derivative is held to maturity and no credit loss is incurred, any unrealized gains or losses previously reported would be reversed as the transaction reaches maturity. The Company also expects fluctuations in the fair

value of its put option under its CCS to reverse over time. For discussion of the Company's fair value methodology for credit derivatives, see, Part II, Item 8, Financial Statements and Supplementary Data, Note 9, Fair Value Measurement.

The Company is required to consolidate certain VIEs, which generally consist of (1) entities to which it has provided financial guaranties and (2) funds and vehicles in which it invests, such as those managed by Sound Point (and, prior to July 1, 2023, AssuredIM), if it concludes that it is the primary beneficiary of that VIE. Substantially all of the assets and liabilities of the consolidated FG VIEs and CIVs are reported at fair value. The Company continuously evaluates its power to direct the activities that most significantly impact the economic performance of VIEs and, if circumstances change, may consolidate a VIE that was not previously consolidated or deconsolidate a VIE that had previously been consolidated, and such consolidation or deconsolidation would impact its financial condition and results of operations in the period in which such action is taken. See, Part II, Item 8, Financial Statements and Supplementary Data, Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles.

The required treatment under GAAP of the Company's insured credit derivatives portfolio, its CCS and its VIEs causes its financial condition and results of operations as reported under GAAP to be more volatile than would be suggested by the actual performance of its business operations. Due to the complexity of fair value methodologies and the application of GAAP requirements, future amendments or interpretations of relevant accounting standards may cause the Company to modify its accounting methodology in a manner which may have an adverse impact on its financial results.

Change in industry and other accounting practices could adversely affect the Company's financial condition, results of operations, business prospects and share price.

Changes in or the issuance of new accounting standards, as well as any changes in the interpretation of current accounting guidance, could adversely affect the Company's financial condition, results of operations, business prospects and share price. See, Part II, Item 8, Financial Statements and Supplementary Data, Note 1, Business and Basis of Presentation, for a discussion of the future application of accounting standards.

Changes in or inability to comply with applicable law and regulations could adversely affect the Company's financial condition, results of operations, capital, liquidity, business prospects and share price.

The Company's businesses are subject to detailed insurance, asset management and other financial services laws and government regulation in the jurisdictions in which it operates across the globe. In addition to the insurance, asset management and other regulations and laws specific to the industries in which it operates or invests, regulatory agencies in jurisdictions in which the Company operates across the globe have broad administrative power over many aspects of the Company's business, which may include ethical issues, money laundering, privacy, recordkeeping and marketing and sales practices. Future legislative, regulatory, judicial or other legal changes in the jurisdictions in which the Company does business may adversely affect the Company's financial condition, results of operations, capital, liquidity, business prospects and share price by, among other things, limiting the types of risks it may insure, lowering applicable single or aggregate risk limits related to its insurance business, increasing required reserves or capital for its insurance subsidiaries, providing insured obligors with additional avenues for avoiding or restructuring the repayment of their insured liabilities, increasing the level of supervision or regulation to which the Company's operations may be subject, imposing restrictions that make the Company's products less attractive to potential buyers and investors, lowering the profitability of the Company's business activities, requiring the Company to change certain of its business practices and exposing it to additional costs (including increased compliance costs).

Compliance with applicable laws and regulations is time consuming and personnel-intensive. If the Company fails to comply with applicable insurance or investment advisory laws and regulations it could be exposed to fines, the loss of insurance or investment advisory licenses, limitations on the right to originate new business and restrictions on its ability to pay dividends. If an insurance subsidiary's surplus declines below minimum required levels, the insurance regulator could impose additional restrictions on the insurance subsidiary or initiate insolvency proceedings.

Legislation, regulation or litigation arising out of the struggles of distressed obligors may adversely impact the Company's legal rights as creditor as well as its investments.

Borrower distress or default, whether or not the relevant obligation is insured by one of the Company's insurance subsidiaries, may result in legislation, regulation or litigation that may impact the Company's legal rights as creditor or its investments. For example, the default by the Commonwealth of Puerto Rico on much of its debt has resulted in both legislation (including the enactment of PROMESA) and litigation that is continuing to impact the Company's rights as creditor, most directly in Puerto Rico but also elsewhere in the U.S. municipal market.

The Company is, and may be in the future, involved in litigation, both as a defendant and as a plaintiff, in the ordinary course of its insurance and asset management business and other business operations. The outcome of such litigation could materially impact the Company's loss reserves and results of operations and cash flows. For a discussion of material litigation, see, Part II, Item 8, Financial Statements and Supplementary Data, Note 3, Outstanding Exposure; Note 4, Expected Loss to be Paid (Recovered); and Note 18, Commitments and Contingencies.

AGL's ability to pay dividends and fund share repurchases and other activities may be constrained by certain insurance regulatory requirements and restrictions.

AGL is subject to Bermuda regulatory requirements that affect its ability to pay dividends on common shares and to make other payments. Under the Bermuda Companies Act 1981, as amended, AGL may declare or pay a dividend only if it has reasonable grounds for believing that it is, and after the payment would be, able to pay its liabilities as they become due, and if the realizable value of its assets would not be less than its liabilities. While AGL currently intends to pay dividends on its common shares, investors who require dividend income should carefully consider these risks before investing in AGL.

AGL is dependent on dividends from its subsidiaries, including dividends from its insurance subsidiaries, for resources to pay holders of its common shares, fund share repurchases and pursue other activities. The ordinary dividends that AGL's insurance subsidiaries may pay without regulatory approval are subject to legal and regulatory limitations. See "– Regulatory – State Dividend Limitations," "– Non-U.S. Regulation – Bermuda – Restrictions on Dividends and Distributions," "– Non-U.S. Regulation – United Kingdom Insurance and Financial Services Regulation – Restrictions on Dividend Payments" and "– Non-U.S. Regulation – France – Restrictions on Dividend Payments." As a result, absent relief from the relevant regulator(s), the Company's insurance subsidiaries may be required to retain capital in the insurance companies that is substantially in excess of what the Company believes is necessary to support its insurance businesses, reducing the Company's ability to productively use or return to shareholders such excess capital. In addition, if, pursuant to insurance laws and regulations, AGL's insurance subsidiaries are not permitted to pay ordinary dividends or make other permitted payments to AGL at the times or in sufficient amounts AGL requires to fund its activities, and if AGL's other operating subsidiaries were unable to provide such funds, AGL's ability to pay dividends to shareholders or fund share repurchases or pursue other activities could be adversely affected. See "— Operational Risks — The ability of AGL and its subsidiaries to meet their liquidity needs may be limited."

Applicable insurance laws may make it difficult to effect a change of control of AGL.

Before a person can acquire control of a U.S., U.K. or French insurance company, prior written approval must be obtained from the relevant regulator commissioner of the state or country where the insurer is domiciled. In addition, once a person controls a Bermuda insurance company, the Authority may object to such a person who is not, or is no longer, a fit and proper person to exercise such control. Because a person acquiring 10% or more of AGL's common shares would indirectly control the same percentage of the stock of its insurance subsidiaries, the insurance change of control laws of Maryland, New York, the U.K., France and Bermuda would likely apply to such a transaction. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of AGL, including through transactions, and in particular unsolicited transactions, that some or all of its shareholders might consider to be desirable. While AGL's Bye-Laws limit the voting power of any shareholder to less than 10%, the Company cannot provide assurances that the applicable regulatory bodies would agree that a shareholder who owned 10% or more of its common shares did not control the applicable insurance subsidiaries, notwithstanding the limitation on the voting power of such shares.

Risks Related to AGL's Common Shares

The market price of AGL's common shares may be volatile, and the value of an investment in the Company may decline.

The market price of AGL's common shares has experienced, and may continue to experience, significant volatility. Numerous factors, including many over which the Company has no control, may have a significant impact on the market price of its common shares. These risks include those described or referred to in this "Risk Factors" section as well as, among other things: (a) investor perceptions of the Company, its prospects and that of the financial guaranty and asset management industries and the markets in which the Company operates; (b) the Company's operating and financial performance; (c) the Company's access to financial and capital markets to raise additional capital, refinance its debt or obtain other financing; (d) the Company's ability to repay debt; (e) the Company's dividend policy; (f) the amount of share repurchases authorized by the Company; (g) future sales of equity or equity-related securities; (h) changes in earnings estimates or buy/sell recommendations by analysts; and (i) general financial, economic and other market conditions.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of AGL's common shares, regardless of AGL-specific factors.

Furthermore, future sales or other issuances of AGL equity may adversely affect the market price of its common shares.

Provisions in the Code and AGL's Bye-Laws may reduce or increase the voting rights of its common shares.

Under the Code, AGL's Bye-Laws and contractual arrangements, certain shareholders have their voting rights limited to less than one vote per share, resulting in other shareholders having voting rights in excess of one vote per share. Moreover, the relevant provisions of the Code and AGL's Bye-Laws may have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership.

More specifically, pursuant to the relevant provisions of the Code, if, and so long as, the common shares of a shareholder are treated as "controlled shares" (as determined under section 958 of the Code) of any U.S. Person and such controlled shares constitute 9.5% or more of the votes conferred by AGL's issued shares, the voting rights with respect to the controlled shares of such U.S. Person (a 9.5% U.S. Shareholder) are limited, in the aggregate, to a voting power of less than 9.5%, under a formula specified in AGL's Bye-Laws. The formula is applied repeatedly until the voting power of all 9.5% U.S. Shareholders has been reduced to less than 9.5%. For these purposes, "controlled shares" include, among other things, all shares of AGL that such U.S. Person is deemed to own directly, indirectly or constructively (within the meaning of section 958 of the Code).

In addition, the Board may limit a shareholder's voting rights where it deems appropriate to do so to: (1) avoid the existence of any 9.5% U.S. Shareholders; and (2) avoid certain material adverse tax, legal or regulatory consequences to the Company or any of the Company's subsidiaries or any shareholder or its affiliates. AGL's Bye-Laws provide that shareholders will be notified of their voting interests prior to any vote taken by them.

As a result of any such reallocation of votes, the voting rights of a holder of AGL common shares might increase above 5% of the aggregate voting power of the outstanding common shares, thereby possibly resulting in such holder becoming a reporting person subject to Schedule 13D or 13G filing requirements under the Exchange Act. In addition, the reallocation of votes could result in such holder becoming subject to the short swing profit recovery and filing requirements under Section 16 of the Exchange Act.

AGL also has the authority under its Bye-Laws to request information from any shareholder for the purpose of determining whether a shareholder's voting rights are to be reallocated under the Bye-Laws. If a shareholder fails to respond to a request for information or submits incomplete or inaccurate information in response to a request, the Company may, in its sole discretion, eliminate such shareholder's voting rights.

Provisions in AGL's Bye-Laws may restrict the ability to transfer common shares, and may require shareholders to sell their common shares.

AGL's Board may decline to approve or register a transfer of any common shares: (1) if it appears to the Board, after taking into account the limitations on voting rights contained in AGL's Bye-Laws, that any adverse tax, regulatory or legal consequences to AGL, any of its subsidiaries or any of its shareholders may occur as a result of such transfer (other than such as the Board considers to be de minimis); or (2) subject to any applicable requirements of or commitments to the NYSE, if a written opinion from counsel supporting the legality of the transaction under U.S. securities laws has not been provided or if any required governmental approvals have not been obtained.

AGL's Bye-Laws also provide that if the Board determines that share ownership by a person may result in adverse tax, legal or regulatory consequences to the Company, any of the subsidiaries or any of the shareholders (other than such as the Board considers to be de minimis), then AGL has the option, but not the obligation, to require that shareholder to sell to AGL or to third parties to whom AGL assigns the repurchase right for fair market value the minimum number of common shares held by such person which is necessary to eliminate such adverse tax, legal or regulatory consequences.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

The Company has strategically integrated cybersecurity risk management into its broader risk management framework to promote a company-wide culture of cybersecurity risk management. This integration ensures that cybersecurity considerations are an integral part of our decision-making processes. The Company regularly assesses risks from cybersecurity threats and monitors its computer networks for vulnerabilities. To defend the Company's computer systems from cyberattacks, the Company uses various security tools that are designed to help the Company protect against, identify, monitor, escalate, investigate, resolve, and recover from security incidents in a timely manner.

The Company maintains an Information Security Policy and Standards that details how material risks from cybersecurity threats are assessed, identified, and managed:

- Risk assessment – a periodic risk assessment is performed by the Chief Information Security Officer using the National Institute of Standards and Technology cybersecurity framework and rates risks by criticality.
- Risk identification – vulnerabilities and risks are identified through functions performed by the Chief Information Security Officer which includes assessments using automated tools, monitoring activities, reviewing threat intelligence, and responding to incidents. Risks are also identified through independent assessments performed by third-party consultants and the internal audit function.
- Risk management – the Chief Technology Officer oversees a process designed to protect against and remediate risks according to their criticality and presents to the Risk Oversight and Audit Committees of the Board of Directors and management at least semi-annually. The Chief Information Security Officer also presents to the Board of Directors and Risk Oversight Committee on cybersecurity and data privacy matters at least annually.

The Company's Information Security Policy and Standards details a process for responding to cybersecurity events. Awareness and alertness are important components of the Company's cybersecurity program; each year employees are required to take the cybersecurity training and the Company conducts regular exercises to educate employees about best practices and help them identify and avoid potential threats.

The Company engages third-party consultants to conduct periodic penetration testing designed to identify potential security vulnerabilities. The Company's internal audit function, which has been outsourced to an international accounting firm, conducts periodic audits of cybersecurity and reports on such matters to the Audit Committee of the Board of Directors.

The Company takes measures designed to mitigate risks associated with third-party vendors that have access to confidential information or provide business critical functions. Through its vendor management program, the Company screens these third-party vendors to assess their data security protocols both prior to initial engagement and periodically thereafter for compliance with the program standards.

The Company has not experienced any risks from cybersecurity threats, including as a result of previous cybersecurity incidents, that have materially affected, or that it believes are reasonably likely to materially affect, the Company, including its business strategy, results of operations, or financial condition.

Governance

The Board of Directors oversees the risk management process, including overall responsibility for overseeing management's establishment and operation of a cybersecurity program. The Board of Directors delegates certain cybersecurity oversight responsibilities to the Risk Oversight Committee, which oversees enterprise risk, vendor management, and information technology risks, and to the Audit Committee, whose oversight responsibility includes cybersecurity risks, data privacy and risk management related to the Company's financial systems. The Risk Oversight Committee has specific responsibility for overseeing information technology processes and controls, including for cybersecurity, data privacy, compliance with related policies, and the process to monitor risks to the Company arising from changing technology trends, and coordinates with the Audit Committee, as needed.

The security of the Company's products, services and corporate network is a key priority both for the growth of the Company's business and its responsibilities as the leading financial guaranty insurance company. The Company takes a risk-based approach to cybersecurity and has implemented cybersecurity policies throughout its operations.

To that end, the Company has implemented a cybersecurity governance structure. The Board of Directors, some of whose members have broad-based skills in risk and management oversight and/or cybersecurity oversight certifications, oversees the risk management process. The Board of Directors employs an enterprise-wide approach to risk management that supports the Company's business plans within a reasonable level of risk. In the Company's view, risk assessment and risk management entail not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for that company. The Board of Directors annually approves the Company's business plan, factoring in risk management. It also approves the Company's risk appetite statement, which articulates the Company's tolerance for risk and describes the general types of risk that the Company accepts or attempts to avoid. The involvement of the Board of Directors in setting the Company's business strategy is a key part of its assessment of management's risk tolerance and a determinant of what constitutes an appropriate level of risk for the Company.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board of Directors also have responsibility for overseeing the Company's risk assessment and risk management process. The Risk Oversight Committee has specific responsibility for overseeing information technology matters, including assessing and managing cybersecurity and data privacy risks, and coordinates with the Audit Committee, which assesses and manages financial risk exposures, including cybersecurity and data privacy risks, as part of its oversight of the Company's system of internal control over financial reporting.

As described above in Cybersecurity – Risk Management and Strategy, the Company's Chief Technology Officer has management responsibility for overseeing a process designed to remediate cybersecurity risks, and reports to the Board of Directors, Risk Oversight Committee, Audit Committee and management at least semi-annually. The Chief Technology Officer reported to the Board of Directors, Risk Oversight Committee and Audit Committee four times in 2023. The Chief Technology Officer has over 25 years of experience in information technology, technology research and security and operations management, with over 15 of those years focused in financial services and insurance. The Chief Technology Officer holds a Master of Science in Information Systems and a Master of Business Administration with a focus in Management and Operations. The Company has appointed a Chief Information Security Officer, who is responsible for leading the assessment and management of cybersecurity risk. In 2023, the Chief Information Security Officer made an annual report on information technology and cybersecurity risks to the Board of Directors and Risk Oversight Committee and made four quarterly reports to the Audit Committee. The Chief Information Security Officer has over 25 years of experience in information security and is a Certified Information Systems Security Professional (CISSP), Certified Information Security Manager (CISM), and Certified Information Systems Auditor (CISA). The Chief Information Security Officer reports to the Board of Directors, its committees, and management on cybersecurity threats on a regular basis.

The Company uses various tools to prevent, detect, and mitigate cybersecurity incidents. The Company has procedures in place to respond to cybersecurity incidents, which include prompt meeting of the Cybersecurity Incident Disclosure Committee, a Company management committee, to assess cybersecurity incidents and determine materiality requiring disclosure on Form 8-K, notification of the Board of Directors of any material cybersecurity incidents, quarterly reporting by the Chief Information Security Officer of material and non-material incidents to the Risk Oversight Committee and management, and to the Audit Committee of such incidents related to the Company's financial systems.

ITEM 2. PROPERTIES

Management believes its office space is adequate for its current and anticipated needs. The Company's office properties include the following:

- Hamilton, Bermuda:

  ◦ approximately 8,700 square feet of office space that serves as the principal executive offices of AGL, AG Re and AGRO. The lease expires in April 2026 and is renewable at the option of the Company.

- New York, U.S.:

  ◦ 155,500 square feet of office space that serves as the primary offices of the U.S. Insurance Subsidiaries. Part of the lease expires in February 2032, with an option, subject to certain conditions, to renew for five years at a fair market rent, and part of the lease expires in December 2032. As of March 1, 2024, approximately 24,000 square feet of this office space will be subleased to another tenant; and

- ◦ 78,600 square feet of office space that previously served as the primary offices of AssuredIM. The lease expires in April 2024. As of December 31, 2023, this space is subleased to other tenants for a substantial portion of its remaining lease term.

- • London, U.K.:

  - ◦ approximately 7,000 square feet of office space that serves as the primary office of AGUK. The lease expires in September 2029, with an option, subject to certain conditions, to renew for five years at a fair market rent; and

  - ◦ approximately 8,000 square feet of office space that previously served as the primary office of AssuredIM LLC. The lease expires in March 2024. As of December 31, 2023, this space is subleased to another tenant for its remaining term.

- • Other: The Company leases other space in San Francisco, California; Asheville, North Carolina; and Paris, France.

ITEM 3.   LEGAL PROCEEDINGS

Information pertaining to legal proceedings is provided in the "Legal Proceedings" and "Litigation" sections of Part II, Item 8, Financial Statements and Supplementary Data, Note 18, Commitments and Contingencies, the "Recovery Litigation" section of Note 4, Expected Loss to be Paid (Recovered), and the "Puerto Rico Litigation" section of Note 3, Outstanding Exposure, and is incorporated by reference herein.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

Information About Our Executive Officers

The table below sets forth the names, ages, positions and business experience of the executive officers of AGL.

Name	Age	Position(s)
Dominic J. Frederico	71	President and Chief Executive Officer; Deputy Chairman
Robert A. Bailenson	57	Chief Operating Officer
Benjamin G. Rosenblum	50	Chief Financial Officer
Ling Chow	53	General Counsel and Secretary
Stephen Donnarumma	61	Chief Credit Officer
Jorge A. Gana	53	Chief Risk Officer
Holly Horn	63	Chief Surveillance Officer

Dominic J. Frederico has been a director of AGL since the Company's 2004 initial public offering and the President and Chief Executive Officer of AGL since December 2003. Mr. Frederico served as Vice Chairman of ACE Limited from 2003 until 2004 and served as President and Chief Operating Officer of ACE Limited and Chairman of ACE INA Holdings, Inc. from 1999 to 2003. Mr. Frederico was a director of ACE Limited from 2001 through May 2005. From 1995 to 1999 Mr. Frederico served in a number of executive positions with ACE Limited. Prior to joining ACE Limited, Mr. Frederico spent 13 years working for various subsidiaries of American International Group, Inc.

Robert A. Bailenson has been Chief Operating Officer of AGL since January 1, 2024. Mr. Bailenson has been with Assured Guaranty and its predecessor companies since 1990. Prior to that, Mr Bailenson was Chief Financial Officer of AGL from June 2011 through December 2023. Prior to that, Mr. Bailenson became Chief Accounting Officer of AGC in 2003, of AGL in May 2005, and of AGM in July 2009, and served in such capacities until 2019. He was Chief Financial Officer and Treasurer of AG Re from 1999 until 2003 and was previously the Assistant Controller of Capital Re Corp., the Company's predecessor.

Benjamin G. Rosenblum has been Chief Financial Officer of AGL since January 1, 2024. Prior to that, Mr. Rosenblum was Chief Actuary of AGL from 2021 through December 2023, and also Chief Actuary of AGM and AGC since 2010. He

joined Assured Guaranty in 2004, responsible for the loss reserve function at Assured Guaranty Re Ltd. and Assured Guaranty Re Overseas Ltd., later assuming the same responsibilities at Assured Guaranty UK Limited and at Assured Guaranty (Europe) SA. He became a Senior Managing Director in 2015, and has been in charge of accounting and financial reporting since 2019.

Ling Chow has been General Counsel and Secretary of AGL since January 1, 2018. She is responsible for legal affairs and corporate governance at the Company, including its litigation and other legal strategies relating to distressed credits, and its corporate, compliance, regulatory and disclosure efforts. She is also responsible for the Company's human capital management function. Ms. Chow began her tenure at the Company in 2002 as a transactional attorney, working on the insurance of structured finance and derivative transactions. She previously served as Deputy General Counsel and Assistant Secretary of AGL from May 2015 and as Assured Guaranty's U.S. General Counsel from June 2016. Prior to that, Ms. Chow served as Deputy General Counsel of Assured Guaranty's U.S. subsidiaries in several capacities from 2004. Before joining Assured Guaranty, Ms. Chow was an associate at law firms in New York City, where she was responsible for transactional work associated with public and private mergers and acquisitions, venture capital investments, and private and public securities offerings.

Stephen Donnarumma has been the Chief Credit Officer of AGC since 2007, and of AGM since its 2009 acquisition. Mr. Donnarumma joined Assured Guaranty in 1993 and has held a number of positions over the years, including Deputy Chief Credit Officer of AGL, Chief Operating Officer and Chief Underwriting Officer of AG Re, Chief Risk Officer of AGC, and Senior Managing Director, Head of Mortgage and Asset-backed Securities of AGC. Prior to joining Assured Guaranty, Mr. Donnarumma was with Financial Guaranty Insurance Company from 1989 until 1993, where his responsibilities included underwriting domestic and international financial guaranty transactions. Prior to that, he served as a Director of Credit Risk Analysis at Fannie Mae from 1987 until 1989. Mr. Donnarumma was also an analyst with Moody's Investors Services from 1985 until 1987.

Jorge A. Gana has been Chief Risk Officer of AGL and Chair of the U.S. Risk Management and Portfolio Risk Management Committees since January 1, 2023. Mr. Gana also maintains primary responsibility for the environmental aspect of Assured Guaranty's ESG efforts. Prior to that, Mr. Gana served as Deputy Chief Risk Officer of AGM and AGC. Mr. Gana joined Assured Guaranty in 2005 as a Director in structured finance. Over the years, Mr. Gana has held a number of positions at Assured Guaranty, including Managing Director, Structured Finance at AGC, Senior Managing Director of Workouts and Government & Corporate Affairs at AGM and AGC, and chair of AGM's and AGC's Workout Committees. Mr. Gana continues to serve as a voting member of AGM's and AGC's Credit and Workout Committees. Prior to joining Assured Guaranty, Mr. Gana served as a Director of Global Commercial Asset Securitization for XLCA (now Syncora). Prior to XLCA, Mr. Gana worked at Natexis Banques Populaires (now Natixis) and at Banco Santander in global capacities dealing with credit and risk, managing investment portfolios, originating complex transactions, and issuing repackaged debt. Mr. Gana also worked for the Chile Economic Development Agency, New York Office, and as Editor of the Chile Economic Report until 1996.

Holly L. Horn has been Chief Surveillance Officer of AGL and the Company's U.S. Insurance Subsidiaries since January 2022. Prior to that, Ms. Horn served as AGM's and AGC's Chief Surveillance Officer, Public Finance where she was responsible for ongoing surveillance, monitoring and loss mitigation of municipal risks insured by the Company across all sectors of the municipal market. She joined AGM in 2003 as a director in the health care underwriting group, where she was responsible for analyzing and recommending the insurability of health care credits. She also served as a director in AGM's health care surveillance group. Ms. Horn began her public finance career at Inova Health System, a nationally ranked integrated health care delivery system, and subsequently served as a senior manager for the national health care strategy practice at Ernst & Young.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

AGL's common shares are listed on the NYSE under the symbol "AGO." On February 26, 2024, the approximate number of shareholders of record at the close of business on that date was 76.

AGL is a holding company whose principal source of liquidity is dividends from its operating subsidiaries. The ability of the operating subsidiaries to pay dividends to AGL and AGL's ability to pay dividends to its shareholders are each subject to legal and regulatory restrictions. The declaration and payment of future dividends will be at the discretion of AGL's Board and will be dependent upon the Company's profits and financial requirements and other factors, including legal restrictions on the payment of dividends and such other factors as the Board deems relevant. AGL paid quarterly cash dividends in the amount of $0.28 and $0.25 per common share in 2023 and 2022, respectively. For more information concerning AGL's dividends, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources and Item 8, Financial Statements and Supplementary Data, Note 19, Shareholders' Equity.

Issuer's Purchases of Equity Securities

In 2023, the Company repurchased a total of 3,215,893 common shares for approximately $199 million at an average price of $61.95 per share.

From time to time, the Board authorizes the repurchase of additional common shares under a program without an expiration date that it initiated on January 18, 2013. Most recently, on November 1, 2023, the Board authorized the repurchase of an additional $300 million of its common shares. As of February 27, 2024, the Company was authorized to purchase $228 million of its common shares. The Company expects future common share repurchases under the current authorization to be made from time to time in the open market or in privately negotiated transactions. The timing, form and amount of the share repurchases are at the discretion of management and will depend on a variety of factors, including availability of funds at the holding companies, other potential uses for such funds, market conditions, the Company's capital position, legal requirements and other factors. The repurchase authorization may be modified, extended or terminated by the Board at any time. It does not have an expiration date. See Item 8, Financial Statements and Supplementary Data, Note 19, Shareholders' Equity, for additional information about share repurchases and authorizations.

The following table reflects purchases of AGL common shares made by the Company during the fourth quarter of 2023.

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program (2)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Program(3)
October 1 - October 31	580,637	$ 60.76	580,637	$ 78,066,023
November 1 - November 30	596,694	$ 65.67	527,839	$ 343,390,830
December 1 - December 31	551,204	$ 71.30	551,204	$ 304,088,043
Total	1,728,535	$ 65.82	1,659,680	

_____

(1) The total number of shares purchased also includes shares purchased as a result of employees surrendering shares as payment for withholding taxes upon vesting of share awards.

(2) After giving effect to repurchases since the Board first authorized the repurchase program on January 18, 2013, through February 27, 2024, the Company has repurchased a total of 145 million common shares for approximately $4.9 billion, excluding commissions, at an average price of $34.03 per share. The repurchase program has no expiration date and the Board has periodically increased the authorization since 2013.

(3) Excludes commissions.

Performance Graph

Set forth below are a line graph and a table comparing the dollar change in the cumulative total shareholder return on AGL's common shares from December 31, 2018 through December 31, 2023 as compared to the cumulative total return of the Standard & Poor's 500 Stock Index, the cumulative total return of the Standard & Poor's 500 Financials Sector GICS Level 1 Index and the cumulative total return of the Russell Midcap Financial Services Index. The Company added the Russell Midcap Financial Services Index in 2018 because it believes that this index, which includes the Company, provides a useful comparison to other companies in the financial services sector, and excludes companies that are included in the Standard & Poor's 500 Financials Sector GICS Level 1 Index but are many times larger than the Company. The chart and table depict the value on December 31 of each year from 2018 through 2023 of a $100 investment made on December 31, 2018, with all dividends reinvested:



	Assured Guaranty	S&P 500 Index	S&P 500 Financials Sector GICS Level 1 Index	Russell Midcap Financial Services Index
12/31/2018	$ 100.00	$ 100.00	$ 100.00	$ 100.00
12/31/2019	130.13	131.47	132.09	133.55
12/31/2020	85.97	155.65	129.77	140.15
12/31/2021	139.57	200.29	175.02	190.40
12/31/2022	176.13	163.98	156.52	166.59
12/31/2023	215.80	207.04	175.46	188.41

_____
Source: Calculated from total returns published by Bloomberg.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For a more detailed description of events, trends and uncertainties, as well as the capital, liquidity, credit, operational and market risks and the critical accounting policies and estimates affecting the Company, the following discussion and analysis of the Company's financial condition and results of operations should be read in its entirety with the Company's consolidated financial statements and accompanying notes which appear elsewhere in this Form 10-K. The following discussion and analysis of the Company's financial condition and results of operations contains forward looking statements that involve risks and uncertainties. See "Forward Looking Statements" for more information. The Company's actual results could differ materially from those anticipated in these forward looking statements as a result of various factors, including those discussed below and elsewhere in this Form 10-K, particularly under the headings "Risk Factors" and "Forward Looking Statements."

Discussion related to the results of operations for the Company's comparison of 2022 results to 2021 results have been omitted in this Form 10-K. The Company's comparison of 2022 results to 2021 results is included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, under Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Business

The Company reports its results of operations in two distinct segments, Insurance and Asset Management, consistent with the manner in which the Company's chief operating decision maker (CODM) reviews the business to assess performance and allocate resources. The Company's Corporate division and other activities (including financial guaranty VIEs (FG VIEs) and consolidated investment vehicles (CIVs)) are presented separately.

In the Insurance segment, the Company provides credit protection products to the U.S. and non-U.S. public finance (including infrastructure) and structured finance markets. Until July 1, 2023, the Company served as investment advisor to CLO and opportunity funds, through AssuredIM LLC and its investment management affiliates (together with AssuredIM LLC, AssuredIM). Beginning July 1, 2023, the Company participates in the asset management business through its ownership interest in Sound Point as described below.

The Corporate division consists primarily of interest expense on the debt of Assured Guaranty US Holdings Inc. (AGUS) and Assured Guaranty Municipal Holdings Inc. (AGMH) (the U.S. Holding Companies), as well as other operating expenses attributed to holding company activities, including administrative services performed by certain subsidiaries for the holding companies. Other activities include the effect of consolidating FG VIEs and CIVs (FG VIE and CIV consolidation). See Item 8, Financial Statements and Supplementary Data, Note 1, Business and Basis of Presentation, and Note 2, Segment Information.

Asset Management Transactions

On July 1, 2023, Assured Guaranty contributed to Sound Point, LP the AssuredIM Contributed Business, as contemplated by the Transaction Agreement entered into with Sound Point on April 5, 2023. As a result, Sound Point now manages CLOs consisting of $35.2 billion in AUM as of December 31, 2023, making Sound Point the fifth largest CLO manager globally by AUM (based on December 31, 2023 CreditFlux CLO manager rankings). Assured Guaranty received, subject to certain potential post-closing adjustments, approximately 30% of the common interests in Sound Point, LP, and certain other interests in Sound Point.

In addition, in accordance with the terms of the Letter Agreement, effective July 1, 2023, the U.S. Insurance Subsidiaries, (i) engaged Sound Point as their sole alternative credit manager, and (ii) transitioned to Sound Point the management of certain existing alternative investments and related commitments. The Letter Agreement also provides that, in the first two years of Sound Point's engagement, the U.S. Insurance Subsidiaries, including through AGAS, would, subject to regulatory approval, make new investments in funds, other vehicles and separately managed accounts managed by Sound Point which, when aggregated with the alternative investments and commitments transitioned from AssuredIM and any reinvestments (collectively, Sound Point Investments), and investments made by other Assured Guaranty affiliates, will total $1 billion. The Letter Agreement contemplates a long-term investment partnership between Sound Point and Assured Guaranty, whereby the U.S. Insurance Subsidiaries have agreed to reinvest all returns of capital from Sound Point Investments for a period of 15 years, until July 1, 2038. Similarly, the Letter Agreement provides for reinvestment by the U.S. Insurance Subsidiaries of all gains and dividends from Sound Point Investments in the first two years of Sound Point's engagement, and reinvestment of half of all

such gains and dividends thereafter until July 1, 2033 (the transactions contemplated under the Transaction Agreement and the Letter Agreement, the Sound Point Transaction). On July 1, 2028, the U.S. Insurance Subsidiaries may choose to reduce the amounts invested or required to be reinvested in certain Sound Point Investments under the Letter Agreement, subject to adjustment in Assured Guaranty's portion of its ownership interest in Sound Point. To the extent not required to be reinvested by the Letter Agreement, all proceeds from Sound Point Investments received in accordance with their operative investment documents can be distributed to the U.S. Insurance Subsidiaries. See Item 8, Financial Statements and Supplementary Data, Note 7, Investments and Cash.

In July 2023, Assured Guaranty sold all of its equity interests in Assured Healthcare Partners LLC (AHP), which manages healthcare funds, to an entity owned and controlled by the managing partner of AHP (AHP Transaction). In connection with the AHP Transaction, the Company agreed to remain a strategic investor in certain AHP managed funds, is retaining its portion of certain carried interest in certain AHP managed funds and received other consideration.

Economic Environment

Real gross domestic product (GDP) increased 2.5% in 2023, compared to an increase of 1.9% in 2022, according to the advance estimate released by the U.S. Bureau of Economic Analysis (BEA). Additionally, the BEA reported real GDP increased at an annual rate of 3.3% in the fourth quarter of 2023. At the end of December 2023, the U.S. unemployment rate, seasonally adjusted, stood at 3.7%, near where it started the year at 3.5%, and down from the COVID-19 pandemic high of 14.7% in April 2020. The Company believes a more robust economy makes it less likely that obligors whose obligations it guarantees will default.

According to the U.S. Bureau of Labor Statistics, the inflation rate in the U.S. before seasonal adjustment for the 12-month period ending December 2023, as measured by the Consumer Price Index for All Urban Consumers (CPI-U), was 3.4%, as compared to 6.5% for the 12-month period ending December 2022. According to the U.K.'s Office for National Statistics, the Consumer Prices Index including owner occupiers' housing costs (CPIH) was 4.2% in the 12 months through December 2023 as compared to 9.2% for the 12 months through December 2022. Consumer price inflation in the U.K. increases reported net par outstanding for certain U.K exposures with approximately $22.9 billion of net par outstanding as of December 31, 2023, and also increases projected future installment premiums on the portion of such exposure that pays at least a portion of the premium on an installment basis over the term of the exposure.

With the Federal Open Market Committee (FOMC) acknowledging the need to combat inflation, in March 2022 the FOMC began again raising the target range for the federal funds rate and stated that it would reduce its holdings of treasury securities and agency debt and agency mortgage-backed securities. From March 2022 through July 2023, the FOMC raised the federal funds rate from a target range of 0% to 0.25% to a range of 5.25% to 5.50%. The FOMC has repeatedly declared that it seeks to achieve maximum employment, and inflation at the rate of 2% over the longer run. In determining the extent to which additional policy firming may be appropriate to return inflation to 2% over time, the FOMC indicated that it will take into account the cumulative tightening of monetary policy, the lags with which monetary policy affects economic activity and inflation, and economic and financial developments. Since its July 2023 meeting, the FOMC has maintained the federal funds rate at 5.25% to 5.50%, including through its most recent meeting held January 30-31, 2024, stating that it would continue to assess additional information and its implications for monetary policy.

The level and direction of interest rates and credit spreads impact the Company in numerous ways. On the one hand, higher interest rates may reduce the fair value of fixed-maturity securities currently held in the Company's investment portfolio, dampen municipal bond issuance and negatively impact the finances of some of the obligors whose payments the Company insures. On the other hand, higher interest rates are often accompanied by wider spreads, which may make the Company's credit enhancement products more attractive in the U.S. municipal bond market and increase the level of premiums it can charge for those products.

The 30-year AAA Municipal Market Data (MMD) rate is a measure of interest rates in the Company's largest financial guaranty insurance market, U.S. public finance. The MMD rate averaged 3.65% for 2023, higher than the 3.00% and 1.54% average of 2022 and 2021, respectively. Meanwhile, the difference, or credit spread, between the 30-year BBB-rated general obligation relative to the 30-year AAA MMD averaged 101 basis points (bps) in 2023. This represented an increase from an average of 90 bps and 70 bps in 2022 and 2021, respectively. The Company believes that, over time, wider spreads could permit it to increase its premium rates on new business, and higher interest rates may also increase the amount the Company can earn on its largely fixed-maturity securities.

Additionally, the Company believes that higher interest rates are discouraging some homeowners from moving as many are locked into lower mortgage interest rates at the homes in which they reside, which, in turn, is restricting housing inventory and leading to an increase in home prices as demand outpaces supply. The increase in housing prices may benefit distressed RMBS the Company insures. The National Association of Realtors reported that year-over-year existing-home sales declined 6.2% from December 2022 to December 2023, while the median existing-home sales price increased 4.4% from December 2022 ($366,500) to December 2023 ($382,600).

Key Business Strategies

The Company continually evaluates its business strategies and is currently pursuing key business strategies in three areas: (i) insurance; (ii) asset management and alternative investments; and (iii) capital management.

Insurance

The Company seeks to grow the insurance business through new business production, acquisitions of legacy financial guarantors or reinsurance of their insured portfolios, and to continue to mitigate losses in its current insured portfolio.

Growth of the Insured Portfolio

The Company seeks to grow its financial guaranty insurance portfolio through new business production in each of its markets: public finance (including infrastructure) and structured finance. The Company believes high-profile defaults by municipal obligors, such as Puerto Rico, Detroit, Michigan and Stockton, California as well as events such as the COVID-19 pandemic have led to increased awareness of the value of bond insurance and stimulated demand for the product. The Company believes there will be continued demand for its insurance in this market because, for those exposures that the Company guarantees, it undertakes the tasks of credit selection, analysis, negotiation of terms, surveillance and, if necessary, loss mitigation. The Company believes that its insurance: (i) encourages retail investors, who typically have fewer resources than the Company for analyzing municipal bonds, to purchase such bonds; (ii) enables institutional investors to operate more efficiently; and (iii) allows smaller, less well-known issuers to gain market access on a more cost-effective basis.

The low interest rate environment and tight U.S. municipal credit spreads from when the financial crisis began in 2008 through early 2020 dampened demand for bond insurance compared to the levels before the financial crisis. After the onset of the COVID-19 pandemic in early 2020, credit spreads initially widened as a result of market concerns about the impact of the COVID-19 pandemic on some municipal credits, thereby improving demand for financial guaranty insurance even in a low interest rate environment, before narrowing again in 2022. The Company believes that, over time, wider credit spreads may improve demand for bond insurance.

In certain segments of the infrastructure and structured finance markets, the Company believes its financial guaranty product is competitive with other financing options. For example, certain investors may receive advantageous capital requirement treatment with the addition of the Company's guaranty. The Company considers its involvement in both infrastructure and structured finance transactions to be beneficial because such transactions diversify both the Company's business opportunities and its risk profile beyond U.S. public finance. The timing of new business production in the infrastructure and structured finance sectors is influenced by typically long lead times and therefore may vary from period to period.

U.S. Municipal Market Data and Bond Insurance Penetration Rates (1)
Based on Sale Date

	Year Ended December 31,		
	2023	**2022**	**2021**
	(dollars in billions)		
Par:			
New municipal bonds issued	$ 362.8	$ 359.7	$ 456.7
Total insured	$ 31.8	$ 28.8	$ 37.5
Insured by Assured Guaranty	$ 19.5	$ 17.0	$ 22.6
Number of issues:			
New municipal bonds issued	7,268	7,902	11,819
Total insured	1,397	1,420	2,198
Insured by Assured Guaranty	645	648	1,076
Bond insurance market penetration based on:			
Par	8.8 %	8.0 %	8.2 %
Number of issues	19.2 %	18.0 %	18.6 %
Single A par sold	31.1 %	30.2 %	26.6 %
Single A transactions sold	61.6 %	59.0 %	56.6 %
$25 million and under par sold	24.6 %	21.9 %	21.3 %
$25 million and under transactions sold	23.6 %	21.4 %	21.7 %

_____

(1)   Source: The amounts in the table are those reported by Thomson Reuters. The table excludes Corporate-CUSIP transactions insured by Assured Guaranty, certain of which the Company also considers to be public finance business.

The Company also considers opportunities to acquire financial guaranty portfolios, whether by acquiring financial guarantors who are no longer actively writing new business or their insured portfolios, generally through reinsurance. These transactions enable the Company to improve its future earnings and deploy excess capital.

Loss Mitigation

In an effort to avoid, reduce or recover losses and potential losses in its insurance portfolio, the Company employs a number of strategies.

In the public finance area, the Company believes its experience and the resources it is prepared to deploy, as well as its ability to provide bond insurance or other contributions as part of a solution, result in more favorable outcomes in distressed public finance situations than would be the case without its participation. This has been illustrated by the Company's role in negotiating various agreements in connection with the restructuring of obligations of the Commonwealth of Puerto Rico and various obligations of its related authorities and public corporations, as well as Detroit, Michigan and Stockton, California. The Company will also, where appropriate, pursue litigation to enforce its rights. For example, the Company initiated a number of legal actions to enforce its rights with respect to obligations of the Commonwealth of Puerto Rico and various obligations of its related authorities and public corporations.

After over five years of negotiations, 2022 was a turning point for resolving a substantial portion of the Company's Puerto Rico exposure in accordance with four orders entered by the United States District Court of the District of Puerto Rico (Federal District Court of Puerto Rico) related to the Company's exposure to all defaulting Puerto Rico credits except PREPA (2022 Puerto Rico Resolutions) as discussed in Item 8, Financial Statements and Supplementary Data, Note 3, Outstanding Exposure — Exposure to Puerto Rico.

As a result of the 2022 Puerto Rico Resolutions, the Company's obligations under its insurance policies covering debt of the Puerto Rico Convention Center District Authority (PRCCDA) and Puerto Rico Infrastructure Authority (PRIFA) were extinguished, and its insurance exposure to Puerto Rico general obligations (GO) bonds, Public Buildings Authority (PBA) bonds and Puerto Rico Highway and Transportation Authority (PRHTA) bonds was greatly reduced. The Company believes the 2022 Puerto Rico Resolutions mark significant milestones in its Puerto Rico loss mitigation efforts. In connection with the 2022 Puerto Rico Resolutions, the Company received substantial amounts of cash, new general obligation bonds (New GO Bonds) and new bonds backed by toll revenues (Toll Bonds, and together with New GO Bonds, New Recovery Bonds) and contingent value instruments (CVIs) associated with its direct exposures. The Company has sold some of the New Recovery Bonds and CVIs it had received in connection with the 2022 Puerto Rico Resolutions and may continue to sell amounts it still retains,

subject to market conditions. The Company continues to work to resolve its remaining unresolved defaulted Puerto Rico exposure, PREPA. For more information about developments in Puerto Rico and related recovery litigation being pursued by the Company, see Item 8, Financial Statements and Supplementary Data, Note 3, Outstanding Exposure, and the Insured Portfolio section below.

The Company is, and for several years has been, working with the servicers of some of the RMBS transactions it insures to encourage the servicers to provide alternatives to distressed borrowers that will encourage them to continue making payments on their loans to help improve the performance of the related RMBS.

The Company may also purchase attractively priced obligations, including BIG obligations, that it has insured and for which it had expected losses to be paid, in order to mitigate the economic effect of insured losses (Loss Mitigation Securities). The fair value of Loss Mitigation Securities as of December 31, 2023 (excluding the value of the Company's insurance) was $459 million.

In some instances, the terms of the Company's policy give it the option to pay principal on an accelerated basis on an obligation on which it has paid a claim, thereby reducing the amount of guaranteed interest due in the future. The Company has at times exercised this option, which uses cash but reduces projected future losses. The Company may also facilitate the issuance of refunding bonds, by either providing insurance on the refunding bonds or purchasing refunding bonds, or both. Refunding bonds may provide the issuer with payment relief.

Asset Management and Alternative Investments

Until July 1, 2023, the Company pursued its asset management strategy through AssuredIM. With the consummation of the Sound Point Transaction and AHP Transaction, effective as of July 1, 2023, the Company participates in the asset management business through its ownership interest in Sound Point, and no longer directly manages investments for third parties.The Company's ownership interest in Sound Point furthers its strategy of participating in a fee-based earnings stream independent of the risk-based premiums generated by its financial guaranty business. The Sound Point business was strengthened by the addition of AssuredIM's AUM (excluding AUM relating to AHP). See Item 8, Financial Statements and Supplementary Data, Note 1, Business and Basis of Presentation, for a description of the Sound Point Transaction.

The Company expects its relationship with Sound Point to also enhance its alternative investment opportunities. Upon closing of the Sound Point Transaction and the AHP Transaction in July, the Company has increased the aggregate amount it has agreed to invest in alternative investments to $1.5 billion, including $1 billion in Sound Point managed investments, subject to regulatory approval. Of the $1.5 billion, the U.S. Insurance Subsidiaries through their jointly owned investment subsidiary, AGAS, are authorized to invest up to $750 million plus previously distributed gains of $108 million for a total of $858 million as of December 31, 2023. As of December 31, 2023, AGAS commitments to funds managed by Sound Point and AHP were $775 million.

Capital Management

The Company has developed strategies to efficiently manage capital within the Assured Guaranty group.

From 2013 through February 27, 2024, the Company has repurchased 145 million common shares for approximately $4.9 billion, representing approximately 75% of the total shares outstanding at the beginning of the repurchase program in 2013. On November 1, 2023, the AGL Board of Directors (the Board) authorized the repurchase of an additional $300 million of its common shares. Under this and previous authorizations, as of February 27, 2024, the Company was authorized to purchase $228 million of its common shares. Shares may be repurchased from time to time in the open market or in privately negotiated transactions. The timing, form and amount of the share repurchases under the program are at the discretion of management and will depend on a variety of factors, including funds available at the parent company, other potential uses for such funds, market conditions, the Company's capital position, legal requirements and other factors. The repurchase program may be modified, extended or terminated by the Board at any time and it does not have an expiration date. See Item 8, Financial Statements and Supplementary Data, Note 19, Shareholders' Equity, for additional information about the Company's repurchases of its common shares.

Summary of Share Repurchases

	Amount		Number of Shares	Average price per share	
	(in millions, except per share data)				
2013-2022	$	4,661	140.87	$	33.09
2023		199	3.22		61.95
2024 (through February 27, 2024)		76	0.95		79.98
Cumulative repurchases since the beginning of 2013	$	4,936	145.04		34.03

As of December 31, 2023, the estimated accretive effect of the cumulative repurchases of common shares since the beginning of 2013 was approximately: $48.26 per share in shareholders' equity attributable to AGL, $51.79 per share in adjusted operating shareholders' equity, and $87.10 per share in adjusted book value.

In December 2023, the Maryland Insurance Administration approved, and AGC implemented, the redemption of $200 million of its shares of common stock from AGUS.

The Company considers the appropriate mix of debt and equity in its capital structure. In 2023, the Company issued $350 million in 6.125% Senior Notes due in 2028, and used the proceeds primarily to redeem $330 million of 5% Senior Notes due in 2024. In 2021, the Company also redeemed $600 million in long-dated high coupon debt using a portion of the proceeds from the issuance of $900 million in shorter-dated, lower coupon debt. Proceeds from the debt issuances that were not used to redeem debt were used for general corporate purposes, including share repurchases. Since the second quarter of 2017, AGUS has also purchased $154 million in principal of AGMH's outstanding Junior Subordinated Debentures.

The Company may choose to redeem or make additional purchases of this or other Company debt in the future. See "— Liquidity and Capital Resources — AGL and its U.S. Holding Companies", and Item 8, Financial Statements and Supplementary Data, Note 12, Long-Term Debt and Credit Facilities.

Executive Summary

The primary drivers of volatility in the Company's net income include: loss and LAE changes in fair value of credit derivatives, FG VIEs, CIVs, CVIs and CCS, as well as foreign exchange gains (losses), the level of refundings of insured obligations, changes in the value of the Company's alternative investments, the effects of any large transactions, settlements, commutations and loss mitigation strategies, among other factors. Changes in laws and regulations, among other factors, may also have a significant effect on reported net income or loss in a given reporting period.

Financial Performance of Assured Guaranty

Financial Results

		Year Ended December 31,				
		2023		**2022**		**2021**
		(in millions, except per share amounts)				
GAAP						
Net income (loss) attributable to AGL	$	739	$	124	$	389
Net income (loss) attributable to AGL per diluted share	$	12.30	$	1.92	$	5.23
Weighted average diluted shares		59.6		63.9		74.3
Non-GAAP						
Adjusted operating income (loss) (1)	$	648	$	267	$	470
Adjusted operating income per diluted share	$	10.78	$	4.14	$	6.32
Weighted average diluted shares		59.6		63.9		74.3
Gain (loss) related to FG VIE and CIV consolidation included in adjusted operating income	$	(21)	$	(6)	$	30
Gain (loss) related to FG VIE and CIV consolidation included in adjusted operating income per share	$	(0.35)	$	(0.10)	$	0.41
Components of total adjusted operating income (loss)						
Insurance segment	$	621	$	413	$	722
Asset Management segment		3		(6)		(19)
Corporate division		45		(134)		(263)
Other (2)		(21)		(6)		30
Adjusted operating income (loss)	$	648	$	267	$	470
Insurance Segment						
Gross written premiums (GWP)	$	357	$	360	$	377
Present value of new business production (PVP) (1)		404		375		361
Gross par written		28,960		22,047		26,656

		As of December 31, 2023		As of December 31, 2022	
		Amount	**Per Share**	**Amount**	**Per Share**
		(in millions, except per share amounts)			
Shareholders' equity attributable to AGL	$	5,713	$ 101.63	$ 5,064	$ 85.80
Adjusted operating shareholders' equity (1)		5,990	106.54	5,543	93.92
Adjusted book value (1)		8,765	155.92	8,379	141.98
Gain (loss) related to FG VIE and CIV consolidation included in adjusted operating shareholders' equity		5	0.07	17	0.28
Gain (loss) related to FG VIE and CIV consolidation included in adjusted book value		—	—	11	0.19
Common shares outstanding (3)		56.2		59.0	

---

(1) See "— Non-GAAP Financial Measures" for a definition of the financial measures that were not determined in accordance with accounting principles generally accepted in the United States of America (GAAP), a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP measure, if available, and for additional details.

(2) Relates to the effect of consolidating FG VIEs and CIVs.

(3) See "— Overview— Key Business Strategies – Capital Management" above for information on common share repurchases.

Consolidated Results of Operations

Consolidated Results of Operations

		Year Ended December 31,				
		2023		**2022**		**2021**
		(in millions)				
Revenues:						
Net earned premiums	$	344	$	494	$	414
Net investment income		365		269		269
Asset management fees		53		93		88
Net realized investment gains (losses)		(14)		(56)		15
Fair value gains (losses) on credit derivatives		114		(11)		(58)
Fair value gains (losses) on CCS		(35)		24		(28)
Fair value gains (losses) on FG VIEs		8		22		23
Fair value gains (losses) on CIVs		88		17		127
Foreign exchange gains (losses) on remeasurement		53		(112)		(23)
Fair value gains (losses) on trading securities		74		(34)		—
Gain on sale of asset management subsidiaries		262		—		—
Other income (loss)		61		17		21
Total revenues		1,373		723		848
Expenses:						
Loss and LAE (benefit)		162		16		(220)
Interest expense		90		81		87
Loss on extinguishment of debt		—		—		175
Amortization of deferred acquisition cost (DAC)		13		14		14
Employee compensation and benefit expenses		251		258		230
Other operating expenses		217		167		179
Total expenses		733		536		465
Income (loss) before income taxes and equity in earnings (losses) of investees		640		187		383
Equity in earnings (losses) of investees		28		(39)		94
Income (loss) before income taxes		668		148		477
Less: Provision (benefit) for income taxes		(93)		11		58
Net income (loss)		761		137		419
Less: Noncontrolling interests		22		13		30
Net income (loss) attributable to Assured Guaranty Ltd.	$	739	$	124	$	389
Effective tax rate		(13.9)%		7.2 %		12.2 %

Net income attributable to AGL in 2023 was higher compared with 2022 primarily due to the following:

- the gain associated with the Sound Point Transaction and AHP Transaction, net of transaction expenses, of $222 million (pre-tax),

- the benefit related to Bermuda tax law changes of $189 million,

- foreign exchange remeasurement gains in 2023, compared with losses on 2022,

- higher income from fixed-maturity and alternative investment portfolio,

- fair value gains on credit derivatives in 2023 compared with losses in 2022, and

- fair value gains on trading securities in 2023 compared with losses in 2022.

These increases were partially offset by:

- lower net earned premiums in 2023 compared with 2022, which benefited from premium accelerations related to the 2022 Puerto Rico resolutions, and

- higher loss and LAE in 2023 compared with 2022.

The Company's effective tax rate reflects the proportion of income recognized by each of the Company's operating subsidiaries, with U.S. subsidiaries generally taxed at the U.S. marginal corporate income tax rate of 21%, U.K. subsidiaries taxed at the U.K. marginal corporate tax rate of 19% prior to March 31, 2023 and 25% after April 1 2023, the French subsidiary taxed at the French marginal corporate tax rate of 25%, and no taxes for the Company's Bermuda subsidiaries, unless subject to U.S. tax by election or as a U.S. controlled foreign corporation. In 2023, the Company also recognized a benefit of $189 million attributable to changes in Bermuda tax laws and a $19 million benefit related to a change in New York State tax law. See Part II, Item 8, Financial Statements and Supplementary Data, Note 14, Income Taxes.

Adjusted Operating Income

Adjusted operating income in 2023 was $648 million, compared with $267 million in 2022. The increase was primarily due to the gain associated with the Sound Point Transaction and AHP Transaction, the benefit attributable to Bermuda tax law changes, and fair value gains on trading securities, offset in part by higher loss expense and lower net earned premiums in 2023, compared with 2022 which included premium accelerations of $133 million related to the 2022 Puerto Rico Resolutions. See "— Results of Operations — Reconciliation to GAAP" for the reconciliation of net income (loss) attributable to AGL to adjusted operating income (loss).

Book Value and Adjusted Book Value

Shareholders' equity attributable to AGL as of December 31, 2023 increased compared with December 31, 2022, due to net income and unrealized gains on investments, which was partially offset by dividends and share repurchases. Adjusted operating shareholders' equity and adjusted book value increased primarily due to the gain on the Sound Point Transaction and AHP Transaction of $160 million after-tax and the benefit due attributable to Bermuda tax law change of $189 million, offset in part by dividends and share repurchases of $267 million, and in the case of adjusted book value, the increase was also primarily due to GWP of $357 million, partially offset by economic loss development of $164 million. See "— Non-GAAP Financial Measures" below for the reconciliation of shareholders' equity attributable to AGL to adjusted operating shareholders' equity and adjusted book value.

On a per share basis, shareholders' equity attributable to AGL, adjusted operating shareholders' equity, and adjusted book value increased as of December 31, 2023 compared with December 31, 2022, due in part to the accretive effect of the share repurchase program. See "— Non-GAAP Financial Measures" for the reconciliation of shareholders' equity attributable to AGL to adjusted operating shareholders' equity and adjusted book value.

Other Matters

Inflation

By some key measures, consumer price inflation in the U.S. and the U.K. was higher in recent years than it has been in decades, and interest rates generally increased. Consumer price inflation in the U.K. impacts the Company directly by increasing exposure for certain index-linked U.K. debt with par that accretes with increasing inflation, and also increasing projected future installment premiums on the portion of such exposure that pays at least some of the premium on an installment basis over the term of the exposure. Consumer price inflation may also impact the Company indirectly to the extent it makes it more difficult for obligors to make their debt payments, and may be accompanied by higher interest rates.

Higher interest rates impact the Company in numerous other ways. For example, higher interest rates are often accompanied by wider credit spreads, which may make the Company's credit enhancement products more attractive in the market and increase the level of premiums it can charge for that product. Despite the recent increases in interest rates since 2022, the pace of credit spread widening was more modest and market penetration of municipal bond insurance in the U.S. public finance market remained relatively flat compared to 2021 when interest rates were lower. Over time, higher interest rates also increase the amount the Company can earn on its largely fixed-maturity investment portfolio. However, higher interest rates may, in turn, reduce the fair value of its largely fixed-rate fixed-maturity investment portfolio, dampen municipal bond issuance and negatively impact the finances of some insured obligors.

See "— Overview — Economic Environment."

Russia's Invasion of Ukraine

Russia's invasion of Ukraine has led to the imposition of economic sanctions by many western countries against Russia and certain Russian individuals, dislocation in global energy markets, massive refugee movements, and payment default by certain Russian credits. The economic sanctions imposed by western governments, along with decisions by private companies regarding their presence in Russia, continue to reduce western economic ties to Russia and to reshape global economic and political ties more generally, and the Company cannot predict all of the potential effects of the conflict on the world or on the Company.

The Company's surveillance and treasury functions have reviewed the Company's insurance and investment portfolios, respectively, and have identified no material direct exposure to Ukraine or Russia. In fact, the Company's direct insurance exposure to eastern Europe generally is limited to approximately $263 million in net par outstanding as of December 31, 2023, comprising $220 million net par exposure to the sovereign debt of Poland and $43 million net par exposure to a toll road in Hungary. The Company rates all such exposure investment grade.

Middle East Conflict

In light of recent events in the Middle East, the Company's surveillance and treasury functions have reviewed the Company's insurance and investment portfolios, respectively, for exposures to the Middle East. After review, the Company's surveillance and treasury functions have identified no material direct exposure to such area. The Company's direct insurance exposure to the Middle East is generally limited to approximately $49 million in net par outstanding as of December 31, 2023, comprised of funded commitments to subscription finance facilities; however, such exposure may increase to a total of approximately $93 million to the extent all unfunded commitments under the facilities are ultimately funded. The Company rates all such insurance exposure investment grade.

Results of Operations

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires the application of accounting policies that often involve a significant degree of judgment and require the Company to make estimates and assumptions, based on available information, that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Estimates are inherently subject to change and actual results could differ from those estimates, and the differences may be material to the consolidated financial statements.

Critical estimates and assumptions are periodically evaluated based on historical developments, market conditions, industry trends and other information that is reasonable under the circumstances. There can be no assurance that actual results will conform to estimates and assumptions and that reported results of operations will not be materially different in the future due to changes in these estimates and assumptions from time to time.

Listed below are the accounting policies and estimates that the Company believes are most dependent on the application of judgment and assumptions. See Item 8, Financial Statements and Supplementary Data, Note 1, Business and Basis of Presentation, for the Company's significant accounting policies which includes a reference to the applicable note where further details regarding the significant estimates and assumptions are provided. In addition, see Item 7A, Quantitative and Qualitative Disclosures About Market Risk, for further details regarding the sensitivity analyses.

- Expected loss to be paid (recovered);
- Fair value of certain assets and liabilities, primarily:
  ◦ Investments
  ◦ Assets and liabilities of CIVs
  ◦ Assets and liabilities of FG VIEs
  ◦ Credit derivatives;
- Acquisition date fair value of equity method investment in Sound Point;
- Impairments of equity method investments and financial instruments; and
- Income tax assets and liabilities, including the recoverability of deferred tax assets (liabilities) including the Bermuda deferred tax asset reported in 2023.

Results of Operations by Segment

The Company reports its results of operations in two distinct segments, Insurance and Asset Management, consistent with the manner in which the Company's CODM reviews the business to assess performance and allocate resources. The following describes the components of each segment, along with the Corporate division and Other categories. The Insurance and Asset Management segments and the Corporate division are presented without giving effect to the consolidation of FG VIEs and CIVs.

The Company analyzes the operating performance of each segment using each segment's adjusted operating income as described in Item 8, Financial Statements and Supplementary Data, Note 2, Segment Information.

Insurance Segment Results

Insurance Segment Results

	Year Ended December 31,		
	2023	2022	2021
	(in millions)		
Segment revenues			
Net earned premiums and credit derivative revenues	$ 357	$ 508	$ 438
Net investment income	370	278	280
Fair value gains (losses) on trading securities	74	(34)	—
Foreign exchange gains (losses) on remeasurement and other income (loss) (1)	54	5	15
Total segment revenues	855	757	733
Segment expenses			
Loss expense (benefit)	161	12	(221)
Interest expense	—	1	—
Amortization of DAC	13	14	14
Employee compensation and benefit expenses	154	148	142
Other operating expenses	107	84	98
Total segment expenses	435	259	33
Equity in earnings (losses) of investees	82	(51)	144
Segment adjusted operating income (loss) before income taxes	502	447	844
Less: Provision (benefit) for income taxes	(119)	34	122
Segment adjusted operating income (loss)	$ 621	$ 413	$ 722

_____
(1)   Other income (loss) consists of recurring items such as commutation gains (losses), ancillary fees on financial guaranty policies for commitments and consents, and if applicable, other revenue items on financial guaranty insurance and reinsurance contracts such as loss mitigation recoveries.

Net Earned Premiums and Credit Derivative Revenues

Premiums are earned over the contractual lives, or in the case of insured obligations backed by homogeneous pools of assets, the remaining expected lives, of financial guaranty insurance contracts. The Company periodically estimates remaining expected lives of its insured obligations backed by homogeneous pools of assets and makes prospective adjustments for such changes in expected lives. Scheduled net earned premiums decrease each year unless replaced by a higher amount of new

business, or books of business acquired in business combinations. See Item 8, Financial Statements and Supplementary Data, Note 5, Contracts Accounted for as Insurance, Premiums, for additional information.

Net earned premiums due to accelerations are attributable to changes in the expected lives of insured obligations driven by: (i) refundings of insured obligations; or (ii) terminations of insured obligations either through negotiated agreements or the exercise of the Company's contractual rights to make claim payments on an accelerated basis.

Refundings occur in the public finance market when municipalities and other public finance issuers pay down insured obligations prior to their originally scheduled maturities. Refundings tend to increase when issuers can refinance their debt obligations at lower rates than they are currently paying. The premiums associated with the insured obligations of municipalities and other public finance issuers are generally received upfront when the obligations are issued and insured. When issuers pay down insured obligations, the Company is no longer on risk for payment defaults, and therefore accelerates the recognition of the remaining nonrefundable deferred premium revenue. The amortization of the Company's outstanding book of business along with the previously high levels of refunding activity, and the higher interest rates environment has led to a lower volume of refunding opportunities over the last several years, except for refundings of Puerto Rico policies under the 2022 Puerto Rico Resolutions.

Terminations are generally negotiated agreements with beneficiaries resulting in the extinguishment of the Company's insurance obligation. Terminations have been more common in the structured finance asset class, but may also occur in the public finance asset class. While each termination may have different terms, they all result in the expiration of the Company's insurance risk, the acceleration of the recognition of the associated deferred premium revenue and the reduction of any remaining premiums receivable.

Insurance Segment
Net Earned Premiums and Credit Derivative Revenues

	Year Ended December 31,					
	2023		2022		2021	
	(in millions)					
Net earned premiums:						
Financial guaranty insurance:						
Public finance						
Scheduled net earned premiums (1)	$	252	$	256	$	290
Refundings and terminations		29		179		57
Total public finance		281		435		347
Structured finance						
Scheduled net earned premiums (1)		62		58		66
Terminations		—		—		2
Total structured finance		62		58		68
Specialty insurance and reinsurance		4		4		3
Total net earned premiums		347		497		418
Credit derivative revenues:						
Scheduled net earned premiums		9		9		13
Terminations		1		2		7
Total credit derivative revenues		10		11		20
Total net earned premiums and credit derivative revenues	$	357	$	508	$	438

_____
(1)   Includes accretion of discount.

Net earned premiums and credit derivative revenues decreased in 2023 compared with 2022 primarily due to refundings of $133 million in 2022 related to the 2022 Puerto Rico Resolutions discussed in Item 8, Financial Statements and Supplementary Data, Note 3, Outstanding Exposure. As of December 31, 2023, $3.7 billion of net deferred premium revenue on financial guaranty insurance remained to be earned over the life of the insurance contracts.

New Business Production

Gross Written Premiums and New Business Production

		Year Ended December 31,				
		2023		**2022**		**2021**
		(in millions)				
GWP						
Public finance—U.S.	$	211	$	248	$	231
Public finance—non-U.S.		82		75		89
Structured finance—U.S.		59		37		51
Structured finance—non-U.S.		5		—		6
Total GWP	$	357	$	360	$	377
PVP (1):						
Public finance—U.S.	$	212	$	257	$	235
Public finance—non-U.S.		83		68		79
Structured finance—U.S.		68		43		42
Structured finance—non-U.S. (2)		41		7		5
Total PVP	$	404	$	375	$	361
Gross Par Written (1):						
Public finance—U.S.	$	22,464	$	19,801	$	23,793
Public finance—non-U.S.		1,544		624		1,117
Structured finance—U.S.		1,886		1,077		1,316
Structured finance—non-U.S. (2)		3,066		545		430
Total gross par written	$	28,960	$	22,047	$	26,656

_____

(1)   PVP and Gross Par Written in the table above are based on "close date," when the transaction settles. See "— Non-GAAP Financial Measures — PVP or Present Value of New Business Production." PVP was discounted at 4.0%, 2.5% and 3.0% in 2023, 2022 and 2021, respectively.

(2)   2023 PVP and gross par written include the present value of future gross revenues and exposure, respectively, associated with a financial guaranty written by the Company that, under GAAP, is accounted for under ASC 460, *Guarantees*.

GWP relates to insurance and reinsurance contracts for both financial guaranty and specialty business. Financial guaranty insurance and reinsurance GWP includes: (i) amounts collected upfront on new business written; (ii) the present value of future contractual or expected premiums on new financial guaranty business written (discounted at risk-free rates); and (iii) the effects of changes in the estimated lives of certain transactions in the in-force book of business. Specialty business GWP is recorded as premiums are due. Credit derivatives are accounted for at fair value and therefore are not included in GWP.

The non-GAAP financial measure, PVP, includes upfront premiums and the present value of expected future installments on new business at the time of issuance, discounted at the approximate average pre-tax book yield of fixed-maturity securities purchased during the prior calendar year, for all contracts regardless of form or accounting model. See "— Non-GAAP Financial Measures" below.

Total U.S. public finance GWP and PVP both declined in 2023 compared with 2022 primarily due to a decline in secondary market GWP and PVP of $71 million due to less market opportunity, offset in part by an increase in assumed GWP and PVP of $47 million and $46 million, respectively. Insured U.S. municipal bond market penetration, based on par written, was 8.8% in 2023 compared with 8.0% in 2022. In 2023, the Company insured 61% of the insured par of new issuances sold, compared with 59% in 2022.

Non-U.S. public finance GWP and PVP increased in 2023 compared with 2022. In 2023, non-U.S. public finance GWP and PVP includes included guarantees of transactions in the airport, university housing, regulated utility and transportation sector, as well as guarantees of local authority and social housing transactions.

Structured finance GWP and PVP increased in 2023 compared with 2022. 2023 structured finance GWP and PVP included several insurance securitizations and subscription finance facility transactions. Structured finance PVP in 2023 also included a large specialty business guaranty.

Business activity in the non .U.S. public finance and structured finance sectors often has long lead times and therefore may vary from period to period.

Financial Strength Ratings

Demand for the financial guaranties issued by the Company's insurance subsidiaries may be impacted by changes in the credit ratings assigned to them by the rating agencies. The financial strength ratings (or similar ratings) assigned to AGL's insurance subsidiaries, along with the date of the most recent rating action (or confirmation) by the rating agency assigning the rating, are shown in the table below.

	S&P	KBRA	Moody's	A.M. Best Company, Inc.
AGM	AA (stable) (7/13/23)	AA+ (stable) (10/20/23)	A1 (stable) (3/18/22)	—
AGC	AA (stable) (7/13/23)	AA+ (stable) (10/20/23)	(1)	—
AG Re	AA (stable) (7/13/23)	—	—	—
AGRO	AA (stable) (7/13/23)	—	—	A+ (stable) (7/21/23)
AGUK	AA (stable) (7/13/23)	AA+ (stable) (10/20/23)	A1 (stable) (3/18/22)	—
AGE	AA (stable) (7/13/23)	AA+ (stable) (10/20/23)	—	—

_____

(1)   AGC requested that Moody's withdraw its financial strength ratings of AGC in January 2017, but Moody's denied that request. Moody's rates AGC A2 (stable).

Ratings are subject to continuous rating agency review and revision or withdrawal at any time. In addition, the Company periodically assesses the value of each rating assigned to each of its companies, and as a result of such assessment may request that a rating agency add or drop a rating from certain of its companies. There can be no assurance that any of the rating agencies will not take negative action on the financial strength ratings (or similar ratings) of AGL's insurance subsidiaries in the future or cease to rate one or more of AGL's insurance subsidiaries, either voluntarily or at the request of that subsidiary.

For a discussion of the effects of rating actions on the Company beyond potential effects on the demand for its insurance products, see "Item 1A. Risk Factors —A downgrade of the financial strength or financial enhancement ratings of any of the Company's insurance or reinsurance subsidiaries may adversely affect its business prospects. "

Income from Investments

Net investment income is a function of the yield that the Company earns on available-for-sale fixed-maturity securities and short-term investments and the size of such portfolio. The investment yield on fixed-maturity securities is a function of market interest rates at the time of investment as well as the type, credit quality and maturity of the securities in this portfolio.

CVIs issued by Puerto Rico and received as part of the 2022 Puerto Rico Resolutions are classified as trading with changes in fair value reported in "fair value gains (losses) on trading securities" in the consolidated statements on operations. The fair value of such instruments as of December 31, 2023 and December 31, 2022 was $318 million and $303 million, respectively.

Equity method investments in the Insurance segment include investments that the U.S. Insurance Subsidiaries make in certain alternative investments, primarily Sound Point and AHP funds. The income (loss) on such investments is reported in "equity in earnings (losses) of investees" and typically represents the Company's share of earnings of its other investees.

		Year Ended December 31,				
		2023		**2022**		**2021**
				(in millions)		
Net investment income						
Fixed-maturity securities, available-for-sale:						
Externally managed (1)	$	207	$	199	$	210
Loss Mitigation Securities		58		35		42
Puerto Rico, New Recovery Bonds		12		7		—
Other (2)		20		19		23
Short-term investments		65		13		—
Intercompany loans		10		10		10
Other investment assets		3		1		1
Investment income		375		284		286
Investment expenses		(5)		(6)		(6)
Net investment income	$	370	$	278	$	280
Fair value gains (losses) on trading securities	$	74	$	(34)	$	—
Equity in earnings (losses) of investees						
CLOs	$	50	$	(2)	$	29
Asset-based		5		5		19
Healthcare		19		(11)		30
Other		8		(43)		66
Equity in earnings (losses) of investees	$	82	$	(51)	$	144

_____

(1)   Includes income on the portion of the CLO portfolio that was managed by AssuredIM prior to July 1, 2023.
(2)   Include income on the portion of the municipal bond portfolio that was managed by AssuredIM prior to July 1, 2023.

Net investment income for 2023 increased compared to 2022, primarily due to the increase in short-term rates and higher average short-term balances, and higher income on loss mitigation securities. The overall pre-tax book yield of available-for-sale fixed-maturity securities and short-term investments was 4.09% as of December 31, 2023 and 3.55% as of December 31, 2022.

Foreign Exchange Gains (Losses) on Remeasurement and Other Income (Loss)

"Foreign exchange gains (losses) on remeasurement and other income (loss)" in 2023 primarily relates to the reversal of a previously recorded litigation accrual of $20 million, commutation gains of $10 million and foreign exchange gain on remeasurement of $3 million. See Item 8, Financial Statements and Supplementary Data, Note 18, Commitments and Contingencies, for additional information.

Economic Loss Development

The insured portfolio includes policies accounted for under several different accounting models depending on the characteristics of the contract and the Company's control rights. For a discussion of methodologies and significant estimates for expected loss to be paid (recovered), see Item 8, Financial Statements and Supplementary Data, Note 4, Expected Loss to be Paid (Recovered). For the GAAP accounting policies for measurement and recognition for each type of contract, see the notes listed below in Item 8, Financial Statements and Supplementary Data.

- Note 5 for contracts accounted for as insurance;
- Note 6 for contracts accounted for as credit derivatives;
- Note 8 for FG VIEs; and
- Note 9 for fair value methodologies for credit derivatives and FG VIEs' assets and liabilities.

In order to efficiently evaluate and manage the economics of the entire insured portfolio, management compiles and analyzes expected loss information for all policies on a consistent basis. The discussion of losses that follows encompasses

expected losses on all contracts in the insured portfolio regardless of accounting model, unless otherwise specified. Net expected loss to be paid (recovered) is equal to the present value of expected future cash outflows for loss and LAE payments, net of: (i) inflows for expected salvage, subrogation and other recoveries; (ii) excess spread on underlying collateral, as applicable; and (iii) amounts ceded to reinsurers. Assumptions used in the determination of the net expected loss to be paid (recovered) such as delinquency, severity, discount rates and expected time frames to recovery were consistent by sector regardless of the accounting model used.

Current risk-free rates are used to discount expected losses at the end of each reporting period. Therefore, changes in such rates from period to period affect economic loss development and loss and LAE. However, the effect of changes in discount rates is not indicative of actual credit impairment or improvement in the period. The weighted average discount rates used to discount expected losses (recoveries) for U.S. denominated exposures were 4.10%, 4.08% and 1.02% as of December 31, 2023, 2022 and 2021, respectively.

The composition of economic loss development (benefit) by accounting model and by sector is presented in the tables that follow, and the drivers of economic loss development (benefit) are discussed below.

Net Expected Loss to be Paid (Recovered) and Net Economic Loss Development (Benefit)
by Accounting Model

	Net Expected Loss to be Paid (Recovered)			Net Economic Loss Development (Benefit)		
	As of December 31,			Year Ended December 31,		
Accounting Model	2023		2022	2023	2022	2021
				(in millions)		
Insurance	$	263	$ 205	$ 174	$ (112)	$ (281)
FG VIEs (1)		240	314	(11)	(17)	(20)
Credit derivatives		2	3	1	4	14
Total	$	505	$ 522	$ 164	$ (125)	$ (287)
Net exposure rated BIG	$	5,521	$ 5,976			

_____

(1)   The expected loss to be paid for FG VIEs primarily relates to trusts established as part of the 2022 Puerto Rico Resolutions (Puerto Rico Trusts). See Item 8, Financial Statements and Supplementary Data, Note 3, Outstanding Exposure, and Note 4, Expected Loss to be Paid (Recovered).

Net Expected Loss to be Paid (Recovered)
Roll Forward by Sector

| | Year Ended December 31, 2023 | | | |
Sector	Net Expected Loss to be Paid (Recovered) as of December 31, 2022	Net Economic Loss Development (Benefit)	Net (Paid) Recovered Losses (1)	Net Expected Loss to be Paid (Recovered) as of December 31, 2023
		(in millions)		
Public finance:				
U.S. public finance	$ 403	$ 201	$ (206)	$ 398
Non-U.S. public finance	9	11	—	20
Public finance	412	212	(206)	418
Structured finance:				
U.S. RMBS	66	(56)	33	43
Other structured finance	44	8	(8)	44
Structured finance	110	(48)	25	87
Total	$ 522	$ 164	$ (181)	$ 505

Sector	Year Ended December 31, 2022			
	Net Expected Loss to be Paid (Recovered) as of December 31, 2021	Net Economic Loss Development (Benefit)	Net (Paid) Recovered Losses (1)	Net Expected Loss to be Paid (Recovered) as of December 31, 2022
	(in millions)			
Public finance:				
U.S. public finance	$ 197	$ 19	$ 187	$ 403
Non-U.S. public finance	12	(2)	(1)	9
Public finance	209	17	186	412
Structured finance:				
U.S. RMBS	150	(143)	59	66
Other structured finance	52	1	(9)	44
Structured finance	202	(142)	50	110
Total	$ 411	$ (125)	$ 236	$ 522

_____

(1)   Net of ceded paid losses, whether or not such amounts have been settled with reinsurers. Ceded paid losses are typically settled 45 days after the end of the reporting period. Such amounts are recorded as reinsurance recoverable on paid losses in "other assets."

Effect of changes in the risk-free rates included in economic loss development (benefit) was a loss of $3 million in 2023 and a benefit of $115 million in 2022.

2023 Net Economic Loss Development

Public Finance: The economic loss development on U.S. exposures in 2023 was $201 million, which was primarily attributable to PREPA and healthcare exposures, partially offset by higher projected recoveries in other municipal exposures.

U.S. RMBS: The benefit attributable to U.S. RMBS of $56 million was primarily attributable to a $53 million benefit related to to higher recoveries for secured second lien charged-off loans and a $13 million benefit related to improved performance in certain transactions, partially offset by $17 million of loss development related to the return of certain previously received funds.

2022 Net Economic Loss Development

Public Finance: The economic loss development on U.S. exposures in 2022 was $19 million, which was primarily attributable to certain Puerto Rico and health care exposures, partially offset by the effect of changes in discount rates. In 2022, the Company had net recovered losses of $187 million in the U.S. public finance sector related primarily to the claims paid on $2.0 billion net par under the 2022 Puerto Rico Resolutions, net of recoveries, which were in the form of cash, New Recovery Bonds and CVIs.

U.S. RMBS: The net benefit attributable to U.S. RMBS of $143 million was mainly related to a $58 million benefit related to changes in discount rates, a $49 million benefit related to improvement in transaction performance, a $30 million benefit related to higher recoveries on charged-off second lien loans, a $27 million benefit related to loss mitigation activity, a $26 million benefit related to updates in projected default curves and a $17 million benefit on certain assumed RMBS transactions related to a settlement between a ceding company and a representations and warranties (R&W) provider. These items were all partially offset by loss of $79 million related to lower excess spread.

Insurance Segment Loss Expense

The primary differences between net economic loss development and the amount reported as "loss and LAE (benefit)" in the consolidated statements of operations are that loss and LAE (benefit): (i) considers deferred premium revenue in the calculation of loss reserves for financial guaranty insurance contracts; (ii) eliminates loss and LAE related to FG VIEs; and (iii) does not include estimated losses on credit derivatives.

Insurance segment loss expense includes loss and LAE on financial guaranty insurance contracts and losses on credit derivatives without giving effect to eliminations related to the consolidation of FG VIEs.

For financial guaranty insurance contracts, each transaction's expected loss to be expensed is compared with the deferred premium revenue of that transaction. Expected loss to be expensed represents past or expected future net claim payments that have not yet been expensed. Such amounts will be expensed in future periods as deferred premium revenue amortizes into income on financial guaranty insurance policies. Expected loss to be expensed is the Company's projection of incurred losses that will be recognized in future periods, excluding accretion of discount. When the expected loss to be expensed exceeds the deferred premium revenue, a loss is recognized in income for the amount of such excess. Therefore, the timing of loss recognition in income does not necessarily coincide with the timing of the actual credit impairment or improvement reported in net economic loss development. Transactions (particularly BIG transactions) acquired in a business combination or seasoned portfolios assumed from legacy financial guaranty insurers generally have the largest deferred premium revenue balances. Therefore, the largest differences between net economic loss development and loss and LAE on financial guaranty insurance contracts generally relate to those policies.

While expected loss to be paid (recovered) is an important measure that provides the present value of amounts that the Company expects to pay or recover in future periods on all contracts, expected loss to be expensed is important because it presents the Company's projection of net expected losses that will be recognized in the consolidated statement of operations in future periods as deferred premium revenue amortizes into income for financial guaranty insurance policies.

The amount of Insurance segment loss expense, which includes all policies regardless of form, is a function of the amount of economic loss development discussed above and the deferred premium revenue amortization in a given period, on a contract-by-contract basis. The following table presents the Insurance segment loss expense (benefit).


Insurance Segment
Loss Expense (Benefit)


	Year Ended December 31,					
	2023		**2022**		**2021**	
			(in millions)			
U.S. public finance	$	191	$	128	$	(146)
Non-U.S. public finance		—		—		(9)
Structured finance:						
U.S. RMBS		(36)		(120)		(84)
Other structured finance		6		4		18
Structured finance		(30)		(116)		(66)
Total Insurance segment loss expense (benefit)	$	161	$	12	$	(221)

The difference between public finance loss expense and economic benefit in 2022 was primarily attributable to the release of unearned premium reserve related to the 2022 Puerto Rico Resolutions. As a result, the Company recognized loss and LAE expense that had not previously been reported in the statement of operations, and corresponding net earned premiums were recognized for the remaining deferred premium revenue on the extinguished Puerto Rico exposures. For additional information on the expected timing of net expected losses to be expensed see Item 8, Financial Statements and Supplementary Data, Note 5, Contracts Accounted for as Insurance.

Employee Compensation and Benefit Expenses and Other Operating Expenses

The increase in 2023 from 2022 was primarily attributable to increases in value added taxes, certain employee benefit related costs, and legal expenses.

Provision (Benefit) for Income Taxes

The tax benefit in 2023 was primarily related to the $189 million benefit recognized in connection with the enactment of the 15% Bermuda corporate income tax in December 2023. The new Bermuda corporate income tax allows for a deferred tax asset associated with an ETA equal to the difference between the fair market value and the carrying value of assets and liabilities of each of the Company's Bermuda insurance subsidiaries as of September 30, 2023. The ETA is expected to be utilized over 10 to 15 years, depending on the nature of the deferred tax asset component, beginning in 2025. This was partially offset by income tax expense in the Company's other operating jurisdictions. The Company expects its Bermuda insurance subsidiaries to incur tax which will be offset by the realization of the deferred tax asset, beginning in 2025. See Item 8, Financial Statements and Supplementary Data, Note 14, Income Taxes, for additional information.

Asset Management Segment Results

Asset Management Segment Results

	Year Ended December 31,		
	2023	2022	2021
		(in millions)	
Segment revenues	$ 76	$ 112	$ 83
Segment expenses	78	119	108
Equity in earnings (losses) of investees	5	—	—
Segment adjusted operating income (loss) before income taxes	3	(7)	(25)
Less: Provision (benefit) for income taxes	—	(1)	(6)
Segment adjusted operating income (loss)	$ 3	$ (6)	$ (19)

Results in the table above represent (i) revenues (asset management and performance fees), amortization of intangible assets and compensation and other operating expenses of AssuredIM for 2021, 2022 and the first half of 2023, prior to the Sound Point Transaction and the AHP Transaction, as well as (ii) equity in earnings of Sound Point for the third quarter of 2023 (Sound Point results are reported on a one quarter lag), net of the amortization of finite-lived intangible assets associated with the basis difference in Sound Point and (iii) other asset management related income. See Item 8, Financial Statements and Supplementary Data, Note 7, Investments and Cash, for additional information.

Assets Under Management

Until July 1, 2023, the effective date of the Sound Point Transaction and the AHP Transaction, the Company used AUM as one of the metrics to measure progress in its Asset Management segment. AUM refers to the assets managed, advised or serviced by an asset manager. AssuredIM AUM as of June 30, 2023 was $16.4 billion. As of July 1, 2023, the management of approximately $15.1 billion of AUM (of which $385 million was attributable to the Company) was transferred to Sound Point. Also in July 2023, the management of approximately $1.3 billion in remaining AUM (of which $185 million was attributable to the Company) was transferred with the sale of AHP to an entity owned and controlled by its managing partner. AHP will continue to manage the healthcare funds. In the second quarter of 2023, (i) the management of approximately $159 million in AUM in respect of certain wind-down and opportunity funds in their harvesting periods (when the funds are past their investment periods and the value of the investments are realized) were transferred to a third party liquidator and (ii) management of approximately $513 million at fair value in investment grade municipal bonds and CLOs under an investment management agreement was transferred to an internal manager and to one of the Company's external fixed-maturity security managers. Effective with the Sound Point Transaction and the AHP Transaction, the Company no longer has any AUM. See Item 8, Financial Statements and Supplementary Data, Note 1, Business and Basis of Presentation.

Corporate Division Results

Corporate Division Results

	Year Ended December 31,		
	2023	2022	2021
		(in millions)	
Revenues			
Gain on sale of asset management subsidiaries	$ 262	$ —	$ —
Other	13	4	2
Total revenues	275	4	2
Expenses			
Interest expense	99	89	96
Loss on extinguishment of debt	—	—	175
Employee compensation and benefit expenses	38	30	21
Other operating expenses	79	24	20
Total expenses	216	143	312
Adjusted operating income (loss) before income taxes	59	(139)	(310)
Less: Provision (benefit) for income taxes	14	(5)	(47)
Adjusted operating income (loss)	$ 45	$ (134)	$ (263)

The gain on sale of asset management subsidiaries relates to the Sound Point Transaction and AHP Transaction. See Item 8, Financial Statements and Supplementary Data, Note 1, Business and Basis of Presentation.

Corporate division interest expense primarily relates to debt issued by the U.S. Holding Companies, and also includes intersegment interest expense of $10 million in 2023, 2022 and 2021, related primarily to the $250 million AGUS debt issued to the U.S. Insurance Subsidiaries. On August 21, 2023, AGUS issued $350 million of 6.125% Senior Notes due 2028. On September 25, 2023, AGUS used the proceeds of this issuance to redeem $330 million of 5% Senior Notes due 2024. The interest expense in 2023 was higher than in 2022 due to additional interest expense on the 6.125% Senior Notes and higher interest on the variable rate AGMH Series A Enhanced Junior debentures. See "— Liquidity and Capital Resources — AGL and its U.S. Holding Companies, Intercompany Loans Payable," for additional information.

Corporate division employee compensation and benefits expenses are an allocation of expenses based on time studies and represent the costs incurred and time spent on holding company activities, capital management, corporate oversight and governance including Board of Director expenses, legal fees and other direct or allocated expenses. In 2023, operating expenses also include expenses related to the Sound Point Transaction and AHP Transaction and a higher charge for value added taxes. Transaction related expenses in the corporate division for Sound Point and AHP were $40 million, consisting primarily of $25 million advisory and consent fees and $8 million legal fees.

The provision for income taxes in 2023 included a $19 million benefit attributable to a change in New York State tax law.

Other (Effect of Consolidating FG VIEs and CIVs)

The effect of consolidating FG VIEs and CIVs, intersegment eliminations, and reclassifications of reimbursable fund expenses to revenue are presented in "other." See Item 8, Financial Statements and Supplementary Data, Note 2, Segment Information.

The types of entities the Company consolidates when it is deemed to be the primary beneficiary primarily include: (i) entities whose debt obligations the insurance subsidiaries insure; (ii) custodial trusts established in connection with the consummation of the 2022 Puerto Rico Resolutions; and (iii) investment vehicles such as (a) Sound Point and AHP funds and (b) prior to July 1, 2023, collateralized financing entities and CLO warehouses. The Company eliminates the effects of intercompany transactions between its FG VIEs and CIVs, and its insurance and asset management subsidiaries, as well as intercompany transactions between CIVs.

Consolidating FG VIEs (as opposed to accounting for the related insurance contracts in the Insurance segment), has a significant gross-up effect on the consolidated financial statements, and includes: (i) the establishment of the FG VIEs' assets and liabilities and related changes in fair value on the consolidated financial statements; (ii) eliminating the premiums and losses/recoveries associated with the financial guaranty insurance contracts between the insurance subsidiaries and the FG VIEs; and (iii) eliminating the investment balances associated with the insurance subsidiaries' purchases of the debt obligations of the FG VIEs.

Consolidating CIVs (as opposed to accounting for them as equity method investments) has a significant effect on assets, liabilities and cash flows, and includes: (i) the establishment of the assets and liabilities of the CIVs, and related changes in fair value; (ii) eliminating the asset management fees earned by AssuredIM from the CIVs (prior to July 1, 2023); (iii) eliminating the equity method investments of the insurance subsidiaries and related equity in earnings (losses) of investees; and (iv) establishing noncontrolling interest (NCI) for amounts not owned by the Company.

The economic effect of the U.S Insurance Subsidiaries' ownership interests in CIVs is presented in the Insurance segment as equity in earnings (losses) of investees, while the effect of CIVs is presented as separate line items ("fair value gains (losses) on consolidated investment vehicles" and "NCI") on a consolidated basis. As a result of the Sound Point Transaction and AHP Transaction, the Company deconsolidated CIV assets of $4.7 billion and CIV liabilities of $4.4 billion.

The net effect of consolidating CIVs included a $16 million loss triggered by the Sound Point Transaction and AHP Transaction in 2023 and a $31 million gain on consolidation in 2021, as described in Item 8, Financial Statements and Supplementary Data, Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles.

The table below reflects the effect of consolidating FG VIEs and CIVs on the consolidated statements of operations. The amounts represent: (i) the revenues and expenses of the FG VIEs and the CIVs; and (ii) the consolidation adjustments and eliminations between consolidated FG VIEs or CIVs and the operating and investment subsidiaries.

Effect of Consolidating FG VIEs and CIVs on the Consolidated Statements of Operations
Increase (Decrease)

Effect on Financial Statement Line Item	Year Ended December 31,					
	2023		**2022**		**2021**	
			(in millions)			
Fair value gains (losses) on FG VIEs (1)	$	8	$	22	$	23
Fair value gains (losses) on CIVs		88		17		127
Equity in earnings (losses) of investees (2)		(59)		12		(50)
Other (3)		(41)		(44)		(34)
Effect on income before tax		(4)		7		66
Less: Tax provision (benefit)		(5)		—		6
Effect on net income (loss)		1		7		60
Less: Effect on noncontrolling interests (4)		22		13		30
Effect on net income (loss) attributable to AGL	$	(21)	$	(6)	$	30
By Type of VIE						
FG VIEs	$	(4)	$	4	$	(1)
CIVs		(17)		(10)		31
Effect on net income (loss) attributable to AGL	$	(21)	$	(6)	$	30

_____

(1)   Changes in fair value of the FG VIEs' assets and liabilities that are attributable to factors other than (i) changes in the Company's own credit risk on FG VIE liabilities with recourse and (ii) unrealized gains and losses on available-for-sale fixed maturity securities.

(2)   Represents the elimination of the equity in earnings (losses) of investees of AGAS and the other subsidiaries' investments in certain alternative investments, primarily Sound Point and AHP funds (and prior to July 1, 2023, AssuredIM managed funds).

(3)   Includes net earned premiums, net investment income, asset management fees, foreign exchange gains (losses) on remeasurement, other income (loss), loss and LAE (benefit) and other operating expenses.

(4)   Represents the proportion of consolidated funds managed by Sound Point and prior to July 1, 2023, AssuredIM funds' income that is not attributable to AGAS' or any other subsidiaries' ownership interest.

Reconciliation to GAAP

Reconciliation of Net Income (Loss) Attributable to AGL
to Adjusted Operating Income (Loss)

	Year Ended December 31,					
	2023		**2022**		**2021**	
			(in millions)			
Net income (loss) attributable to AGL	$	739	$	124	$	389
Less pre-tax adjustments:						
Realized gains (losses) on investments		(14)		(56)		15
Non-credit impairment-related unrealized fair value gains (losses) on credit derivatives		106		(18)		(64)
Fair value gains (losses) on CCS		(35)		24		(28)
Foreign exchange gains (losses) on remeasurement of premiums receivable and loss and LAE reserves		51		(110)		(21)
Total pre-tax adjustments		108		(160)		(98)
Less tax effect on pre-tax adjustments		(17)		17		17
Adjusted operating income (loss)	$	648	$	267	$	470
Gain (loss) related to FG VIE and CIV consolidation (net of tax provision (benefit) of $(5), $- and $6 included in adjusted operating income	$	(21)	$	(6)	$	30

Net Realized Investment Gains (Losses)

The table below presents the components of net realized investment gains (losses).

Net Realized Investment Gains (Losses)

	Year Ended December 31,					
	2023		2022		2021	
	(in millions)					
Gross realized gains on sales of available-for-sale securities	$	21	$	3	$	20
Gross realized losses on sales of available-for-sale securities		(19)		(45)		(5)
Net foreign currency gains (losses)		(1)		(4)		2
Change in allowance for credit losses and intent to sell		(14)		(21)		(7)
Other net realized gains (losses)		(1)		11		5
Net realized investment gains (losses)	$	(14)	$	(56)	$	15

Sales of New Recovery Bonds received as part of the 2022 Puerto Rico Resolutions were the primary components of gross realized gains on sales in 2023 and 2022 and gross realized losses on sales in 2022.

Non-Credit Impairment-Related Unrealized Fair Value Gains (Losses) on Credit Derivatives

Changes in the fair value of credit derivatives occur because of changes in the Company's own credit rating and credit spreads, collateral credit spreads, notional amounts, credit ratings of the referenced entities, expected terms, realized gains (losses) and other settlements, interest rates and other market factors. The components of changes in fair value of credit derivatives related to credit derivative revenues and changes in expected losses are included in Insurance segment results. Non-credit impairment-related changes in unrealized fair value gains and losses on credit derivatives are not included in the Insurance segment measure of adjusted operating income because they do not represent actual claims or losses and are expected to reverse to zero as the exposure approaches its maturity date. Changes in the fair value of the Company's credit derivatives that do not reflect actual or expected claims or credit losses have no impact on the Company's statutory claims‑paying resources, rating agency capital or regulatory capital positions. Unrealized gains (losses) on credit derivatives may fluctuate significantly in future periods. Except for underlying credit impairment, which is recognized as loss expense in the Insurance segment, the fair value adjustments on credit derivatives in the insured portfolio are non-economic adjustments that reverse to zero over the remaining term of that portfolio.

The impact of changes in credit spreads will vary based upon the volume, tenor, interest rates and other market conditions at the time fair values are determined. In addition, since each transaction has unique collateral and structural terms, the underlying change in fair value of each transaction may vary considerably. The fair value of credit derivative contracts also reflects the Company's own credit cost based on the price to purchase credit protection on AGC. Due to the relatively low volume and characteristics of CDS contracts remaining in AGM's portfolio, changes in AGM's CDS spreads do not significantly affect the fair value of these CDS contracts. The Company determines its own credit risk based on quoted CDS prices traded on AGC at each balance sheet date. Generally, a widening of credit spreads of the underlying obligations results in unrealized losses and the tightening of credit spreads of the underlying obligations results in unrealized gains. A widening of the CDS prices traded on AGC has an effect of offsetting unrealized losses that result from widening general market credit spreads, while a narrowing of the CDS prices traded on AGC has an effect of offsetting unrealized gains that result from narrowing general market credit spreads.

The valuation of the Company's credit derivative contracts requires the use of models that contain significant, unobservable inputs. The models used to determine fair value are primarily developed internally based on market conventions for similar transactions that the Company observed in the past. There has been very limited new issuance activity in this market since 2009 and, as of December 31, 2023, market prices for the Company's credit derivative contracts were generally not available. Inputs to the estimate of fair value include various market indices, credit spreads, the Company's own credit spread and estimated contractual payments. See Item 8, Financial Statements and Supplementary Data, Note 9, Fair Value Measurement, for additional information.

During 2023, non-credit impairment-related unrealized fair value gains were generated primarily as a result of generally lower collateral asset spreads.

During 2022, non-credit impairment-related unrealized fair value losses were generated primarily as a result of wider asset spreads, partially offset by the increased cost to buy protection on AGC, as the market cost of AGC's credit protection

increased during the period, and changes in discount rates. For those CDS transactions that were pricing at or above their floor levels, when the cost of purchasing CDS protection on AGC, which management refers to as the CDS spread on AGC, increased, the implied spreads that the Company (or another comparable entity) would expect to receive on these transactions decreased.

Fair Value Gains (Losses) on CCS

Fair value losses on CCS in 2023 were primarily due to a tightening in market spreads. Fair value gains on CCS in 2022 were primarily driven by an increase in LIBOR. Fair value gains (losses) of CCS are heavily affected by, and in part fluctuate with, changes in market spreads and interest rates, credit spreads and other market factors and are not expected to result in an economic gain or loss.

Foreign Exchange Gain (Loss) on Remeasurement

Foreign exchange gains and losses in all periods primarily relate to remeasurement of long-dated premiums receivable, for which the Company records the present value of future installment premiums, and are mainly due to changes in the exchange rate of the pound sterling and, to a lesser extent, the euro relative to the U.S. dollar. Approximately 70% and 74% of gross premiums receivable, net of commissions payable at December 31, 2023 and December 31, 2022, respectively, are denominated in currencies other than the U.S. dollar, primarily the pound sterling and euro. Premiums on European infrastructure and structured finance transactions typically are paid, in whole or in part, on an installment basis, whereas premiums on U.S. public finance transactions are often paid upfront.

The following table presents the foreign exchange rates as of the balance sheet dates.

Foreign Exchange Rates
U.S. Dollar Per Foreign Currency

	As of December 31,		
	2023	**2022**	**2021**
Pound sterling	$1.273	$1.208	$1.353
Euro	$1.104	$1.071	$1.137

Non-GAAP Financial Measures

The Company discloses both: (i) financial measures determined in accordance with GAAP; and (ii) financial measures not determined in accordance with GAAP (non-GAAP financial measures). Financial measures identified as non-GAAP should not be considered substitutes for GAAP financial measures. The primary limitation of non-GAAP financial measures is the potential lack of comparability to financial measures of other companies, whose definitions of non-GAAP financial measures may differ from those of the Company.

The Company believes its presentation of non-GAAP financial measures provides information that is necessary for analysts to calculate their estimates of Assured Guaranty's financial results in their research reports on Assured Guaranty and for investors, analysts and the financial news media to evaluate Assured Guaranty's financial results.

GAAP requires the Company to consolidate entities where it is deemed to be the primary beneficiary which include:
- FG VIEs, which the Company does not own and where its exposure is limited to its obligation under the financial guaranty insurance contract, and
- CIVs in which certain subsidiaries invest.

The Company discloses the effect of FG VIE and CIV consolidation that is embedded in each non-GAAP financial measure, as applicable. The Company believes this information may also be useful to analysts and investors evaluating Assured Guaranty's financial results. In the case of both the consolidated FG VIEs and the CIVs, the economic effect on the Company of each of the consolidated FG VIEs and CIVs is reflected primarily in the results of the Insurance segment.

Management of the Company and AGL's Board of Directors use non-GAAP financial measures further adjusted to remove the effect of FG VIE and CIV consolidation (which the Company refers to as its core financial measures), as well as GAAP financial measures and other factors, to evaluate the Company's results of operations, financial condition and progress towards long-term goals. The Company uses core financial measures in its decision-making process for and in its calculation of certain components of management compensation. The financial measures that the Company uses to help determine

compensation are: (1) adjusted operating income, further adjusted to remove the effect of FG VIE and CIV consolidation; (2) adjusted operating shareholders' equity, further adjusted to remove the effect of FG VIE and CIV consolidation; (3) adjusted book value per share, further adjusted to remove the effect of FG VIE and CIV consolidation; and (4) PVP.

Management believes that many investors, analysts and financial news reporters use adjusted operating shareholders' equity and/or adjusted book value, each further adjusted to remove the effect of FG VIE and CIV consolidation, as the principal financial measures for valuing AGL's current share price or projected share price and also as the basis of their decision to recommend, buy or sell AGL's common shares. Management also believes that many of the Company's fixed income investors also use adjusted operating shareholders' equity, further adjusted to remove the effect of FG VIE and CIV consolidation, to evaluate the Company's capital adequacy.

Adjusted operating income, further adjusted for the effect of FG VIE and CIV consolidation, enables investors and analysts to evaluate the Company's financial results in comparison with the consensus analyst estimates distributed publicly by financial databases.

The following paragraphs define each non-GAAP financial measure disclosed by the Company and describe why it is useful. To the extent there is a directly comparable GAAP financial measure, a reconciliation of the non-GAAP financial measure and the most directly comparable GAAP financial measure is presented below.

Adjusted Operating Income

Management believes that adjusted operating income is a useful measure because it clarifies the understanding of the operating results of the Company. Adjusted operating income is defined as net income (loss) attributable to AGL, as reported under GAAP, adjusted for the following:

1) Elimination of realized gains (losses) on the Company's investments, except for gains and losses on securities classified as trading. The timing of realized gains and losses, which depends largely on market credit cycles, can vary considerably across periods. The timing of sales is largely subject to the Company's discretion and influenced by market opportunities, as well as the Company's tax and capital profile.

2) Elimination of non-credit impairment-related unrealized fair value gains (losses) on credit derivatives that are recognized in net income, which is the amount of unrealized fair value gains (losses) in excess of the present value of the expected estimated economic credit losses, and non-economic payments. Such fair value adjustments are heavily affected by, and in part fluctuate with, changes in market interest rates, the Company's credit spreads, and other market factors and are not expected to result in an economic gain or loss.

3) Elimination of fair value gains (losses) on the Company's CCS that are recognized in net income. Such amounts are affected by changes in market interest rates, the Company's credit spreads, price indications on the Company's publicly traded debt and other market factors and are not expected to result in an economic gain or loss.

4) Elimination of foreign exchange gains (losses) on remeasurement of net premium receivables and loss and LAE reserves that are recognized in net income. Long-dated receivables and loss and LAE reserves represent the present value of future contractual or expected cash flows. Therefore, the current period's foreign exchange remeasurement gains (losses) are not necessarily indicative of the total foreign exchange gains (losses) that the Company will ultimately recognize.

5) Elimination of the tax effects related to the above adjustments, which are determined by applying the statutory tax rate in each of the jurisdictions that generate these adjustments.

See "— Results of Operations — Reconciliation to GAAP" for a reconciliation of net income (loss) attributable to AGL to adjusted operating income (loss).

Adjusted Operating Shareholders' Equity and Adjusted Book Value

Management believes that adjusted operating shareholders' equity is a useful measure because it excludes the fair value adjustments on investments, credit derivatives and CCS that are not expected to result in economic gain or loss.

Adjusted operating shareholders' equity is defined as shareholders' equity attributable to AGL, as reported under GAAP, adjusted for the following:

1) Elimination of non-credit impairment-related unrealized fair value gains (losses) on credit derivatives, which is the amount of unrealized fair value gains (losses) in excess of the present value of the expected estimated economic credit losses, and non-economic payments. Such fair value adjustments are heavily affected by, and in part fluctuate with, changes in market interest rates, credit spreads and other market factors and are not expected to result in an economic gain or loss.

2) Elimination of fair value gains (losses) on the Company's CCS. Such amounts are affected by changes in market interest rates, the Company's credit spreads, price indications on the Company's publicly traded debt and other market factors and are not expected to result in an economic gain or loss.

3) Elimination of unrealized gains (losses) on the Company's investments that are recorded as a component of accumulated other comprehensive income (AOCI). The AOCI component of the fair value adjustment on the investment portfolio is not deemed economic because the Company generally holds these investments to maturity and therefore would not recognize an economic gain or loss.

4) Elimination of the tax effects related to the above adjustments, which are determined by applying the statutory tax rate in each of the jurisdictions that generate these adjustments.

Management uses adjusted book value, further adjusted to remove the effect of FG VIE and CIV consolidation, to measure the intrinsic value of the Company, excluding franchise value. Adjusted book value per share, further adjusted for FG VIE and CIV consolidation (core adjusted book value), is one of the key financial measures used in determining the amount of certain long-term compensation elements to management and employees and used by rating agencies and investors. Management believes that adjusted book value is a useful measure because it enables an evaluation of the Company's in-force premiums and revenues net of expected losses. Adjusted book value is adjusted operating shareholders' equity, as defined above, further adjusted for the following:

1) Elimination of deferred acquisition costs, net. These amounts represent net deferred expenses that have already been paid or accrued and will be expensed in future accounting periods.
2) Addition of the net present value of estimated net future revenue. See below.

3) Addition of the deferred premium revenue on financial guaranty contracts in excess of expected loss to be expensed, net of reinsurance. This amount represents the present value of the expected future net earned premiums, net of the present value of expected losses to be expensed, which are not reflected in GAAP equity.

4) Elimination of the tax effects related to the above adjustments, which are determined by applying the statutory tax rate in each of the jurisdictions that generate these adjustments.

The unearned premiums and revenues included in adjusted book value will be earned in future periods, but actual earnings may differ materially from the estimated amounts used in determining current adjusted book value due to changes in foreign exchange rates, prepayment speeds, terminations, credit defaults and other factors.

Reconciliation of Shareholders' Equity Attributable to AGL
to Adjusted Operating Shareholders' Equity and Adjusted Book Value

	As of December 31, 2023			As of December 31, 2022		
	After-Tax		Per Share	After-Tax		Per Share
	(dollars in millions, except share amounts)					
Shareholders' equity attributable to AGL	$	5,713	$ 101.63	$	5,064	$ 85.80
Less pre-tax adjustments:						
Non-credit impairment-related unrealized fair value gains (losses) on credit derivatives		34	0.61		(71)	(1.21)
Fair value gains (losses) on CCS		13	0.22		47	0.80
Unrealized gain (loss) on investment portfolio		(361)	(6.40)		(523)	(8.86)
Less taxes		37	0.66		68	1.15
Adjusted operating shareholders' equity		5,990	106.54		5,543	93.92
Pre-tax adjustments:						
Less: Deferred acquisition costs		161	2.87		147	2.48
Plus: Net present value of estimated net future revenue		199	3.54		157	2.66
Plus: Net deferred premium revenue on financial guaranty contracts in excess of expected loss to be expensed		3,436	61.12		3,428	58.10
Plus taxes		(699)	(12.41)		(602)	(10.22)
Adjusted book value	$	8,765	$ 155.92	$	8,379	$ 141.98
Gain (loss) related to FG VIE and CIV consolidation included in:						
Adjusted operating shareholders' equity (net of tax provision of $1 and $4)	$	5	$ 0.07	$	17	$ 0.28
Adjusted book value (net of tax provision (benefit) of $0 and $3)		—	—		11	0.19

Net Present Value of Estimated Net Future Revenue

Management believes that this amount is a useful measure because it enables an evaluation of the present value of estimated net future revenue for non-financial guaranty insurance contracts. This amount represents the net present value of estimated future revenue from these contracts (other than credit derivatives with net expected losses), net of reinsurance, ceding commissions and premium taxes.

Future installment premiums are discounted at the approximate average pre-tax book yield of fixed-maturity securities purchased during the prior calendar year, other than Loss Mitigation Securities. The discount rate is recalculated annually and updated as necessary. Net present value of estimated future revenue for an obligation may change from period to period due to a change in the discount rate or due to a change in estimated net future revenue for the obligation, which may change due to changes in foreign exchange rates, prepayment speeds, terminations, credit defaults or other factors that affect par outstanding or the ultimate maturity of an obligation. There is no corresponding GAAP financial measure.

PVP or Present Value of New Business Production

Management believes that PVP is a useful measure because it enables the evaluation of the value of new business production in the Insurance segment by taking into account the value of estimated future installment premiums on all new contracts underwritten in a reporting period as well as additional installment premiums and fees on existing contracts (which may result from supplements or fees or from the issuer not calling an insured obligation the Company projected would be called), regardless of form, which management believes GAAP gross written premiums and changes in fair value of credit derivatives do not adequately measure. PVP in respect of contracts written in a specified period is defined as gross upfront and installment premiums received and the present value of gross estimated future installment premiums.

Future installment premiums are discounted at the approximate average pre-tax book yield of fixed-maturity securities purchased during the prior calendar year, other than certain fixed-maturity securities such as Loss Mitigation Securities. The discount rate is recalculated annually and updated as necessary. Under GAAP, financial guaranty installment premiums are discounted at a risk-free rate. Additionally, under GAAP, management records future installment premiums on financial

guaranty insurance contracts covering non-homogeneous pools of assets based on the contractual term of the transaction, whereas for PVP purposes, management records an estimate of the future installment premiums the Company expects to receive, which may be based upon a shorter period of time than the contractual term of the transaction.

Actual installment premiums may differ from those estimated in the Company's PVP calculation due to factors including, but not limited to, changes in foreign exchange rates, prepayment speeds, terminations, credit defaults, or other factors that affect par outstanding or the ultimate maturity of an obligation.

Reconciliation of GWP to PVP

	Year Ended December 31, 2023				
	Public Finance		Structured Finance		
	U.S.	Non - U.S.	U.S.	Non - U.S.	Total
	(in millions)				
GWP	$ 211	$ 82	$ 59	$ 5	$ 357
Less: Installment GWP and other GAAP adjustments (1)	109	74	59	5	247
Upfront GWP	102	8	—	—	110
Plus: Installment premiums and other (2)	110	75	68	41	294
PVP	$ 212	$ 83	$ 68	$ 41	$ 404

	Year Ended December 31, 2022				
	Public Finance		Structured Finance		
	U.S.	Non - U.S.	U.S.	Non - U.S.	Total
	(in millions)				
GWP	$ 248	$ 75	$ 37	$ —	$ 360
Less: Installment GWP and other GAAP adjustments (1)	40	75	30	—	145
Upfront GWP	208	—	7	—	215
Plus: Installment premiums and other (2)	49	68	36	7	160
PVP	$ 257	$ 68	$ 43	$ 7	$ 375

	Year Ended December 31, 2021				
	Public Finance		Structured Finance		
	U.S.	Non - U.S.	U.S.	Non - U.S.	Total
	(in millions)				
GWP	$ 231	$ 89	$ 51	$ 6	$ 377
Less: Installment GWP and other GAAP adjustments (1)	43	65	44	6	158
Upfront GWP	188	24	7	—	219
Plus: Installment premiums and other (2)	47	55	35	5	142
PVP	$ 235	$ 79	$ 42	$ 5	$ 361

_____

(1)   Includes the present value of new business on installment policies discounted at the prescribed GAAP discount rates, GWP adjustments on existing installment policies due to changes in assumptions and other GAAP adjustments.

(2)   Includes the present value of future premiums and fees on new business paid in installments discounted at the approximate average pre-tax book yield of fixed-maturity securities purchased during the prior calendar year, other than certain fixed-maturity securities such as Loss Mitigation Securities. The years 2023 and 2022 also include the present value of future premiums and fees associated with other guaranties written by the Company that, under GAAP, are accounted for under Accounting Standards Codification (ASC) 460, *Guarantees.*

Insured Portfolio

Financial Guaranty Exposure

The following tables present information in respect of the financial guaranty insured portfolio to supplement the disclosures and discussion provided in Item 8, Financial Statements and Supplementary Data, Note 3, Outstanding Exposure.

The following table presents the financial guaranty portfolio by sector, net of cessions to reinsurers. It includes all financial guaranty contracts outstanding as of the dates presented, regardless of the form written (i.e., credit derivative form or traditional financial guaranty insurance form) or the applicable accounting model (i.e., insurance, derivative or FG VIE consolidation).

Financial Guaranty Portfolio
Net Par Outstanding by Sector

Sector	As of December 31, 2023	As of December 31, 2022
	(in millions)	
Public finance:		
U.S. public finance:		
General obligation	$ 74,609	$ 71,868
Tax backed	33,060	33,752
Municipal utilities	29,300	26,436
Transportation	22,052	19,688
Healthcare	12,604	11,304
Infrastructure finance	8,796	6,955
Higher education	7,250	7,137
Housing revenue	1,152	959
Investor-owned utilities	329	332
Renewable energy	167	180
Other public finance	970	1,025
Total U.S. public finance	190,289	179,636
Non-U.S public finance:		
Regulated utilities	20,545	17,855
Infrastructure finance	15,430	13,915
Sovereign and sub-sovereign	9,869	9,526
Renewable energy	2,030	2,086
Pooled infrastructure	1,133	1,081
Total non-U.S. public finance	49,007	44,463
Total public finance	239,296	224,099
Structured finance:		
U.S. structured finance:		
Insurance securitizations	4,379	3,879
RMBS	1,774	1,956
Pooled corporate obligations	631	625
Financial products	464	453
Consumer receivables	314	437
Subscription finance facilities	178	72
Other structured finance	892	806
Total U.S. structured finance	8,632	8,228
Non-U.S. structured finance:		
Subscription finance facilities	444	219
Pooled corporate obligations	425	344
RMBS	252	263
Other structured finance	104	105
Total non-U.S structured finance	1,225	931
Total structured finance	9,857	9,159
Total net par outstanding	$ 249,153	$ 233,258

Second-to-pay insured par outstanding represents transactions the Company has insured that are already insured by another financial guaranty insurer and where the Company's obligation to pay under its insurance of such transactions arises only if both the obligor on the underlying insured obligation and the primary financial guaranty insurer default. The Company underwrites such transactions based on the underlying insured obligation without regard to the primary financial guaranty insurer and internally rates the transaction the higher of the rating of the underlying obligation and the rating of the primary financial guarantor. The second-to-pay insured par outstanding as of both December 31, 2023 and 2022 was $4.3 billion.

The tables below show the Company's ten largest U.S. public finance, U.S. structured finance and non-U.S. exposures by revenue source, excluding related authorities and public corporations, as of December 31, 2023.

Ten Largest U.S. Public Finance Exposures by Revenue Source
As of December 31, 2023

	Net Par Outstanding	Percent of Total U.S. Public Finance Net Par Outstanding	Rating
		(dollars in millions)	
New Jersey (State of)	$ 2,905	1.5 %	BBB
Pennsylvania (Commonwealth of)	2,196	1.1	BBB+
Metro Washington Airports Authority (Dulles Toll Road)	1,633	0.9	BBB+
New York Metropolitan Transportation Authority	1,481	0.8	A-
New York Power Authority	1,460	0.8	AA-
Foothill/Eastern Transportation Corridor Agency, California	1,326	0.7	BBB+
Alameda Corridor Transportation Authority, California	1,309	0.7	BBB+
North Texas Tollway Authority	1,295	0.7	A+
CommonSpirit Health, Illinois	1,000	0.5	A-
San Joaquin Hills Transportation, California	988	0.5	BBB
Total of top ten U.S. public finance exposures	$ 15,593	8.2 %	

Ten Largest U.S. Structured Finance Exposures
As of December 31, 2023

	Net Par Outstanding	Percent of Total U.S. Structured Finance Net Par Outstanding	Rating
		(dollars in millions)	
Private US Insurance Securitization	$ 1,100	12.7 %	AA
Private US Insurance Securitization	950	11.0	A+
Private US Insurance Securitization	944	10.9	AA-
Private US Insurance Securitization	399	4.6	AA-
Private US Insurance Securitization	399	4.6	AA-
Private US Insurance Securitization	386	4.5	AA-
SLM Student Loan Trust 2007-A	163	1.9	AA
Private Middle Market CLO	129	1.5	AAA
Private US Insurance Securitization	125	1.5	AA
DB Master Finance LLC	119	1.4	BBB
Total of top ten U.S. structured finance exposures	$ 4,714	54.6 %	


Ten Largest Non-U.S. Exposures
As of December 31, 2023


	Country	Net Par Outstanding	Percent of Total Non-U.S. Net Par Outstanding	Rating
		(dollars in millions)		
Southern Water Services Limited	United Kingdom	$ 2,409	4.8 %	BBB
Thames Water Utilities Finance PLC	United Kingdom	2,106	4.2	BBB
Southern Gas Networks PLC	United Kingdom	2,065	4.1	BBB+
Dwr Cymru Financing Limited	United Kingdom	1,834	3.7	A-
Anglian Water Services Financing PLC	United Kingdom	1,732	3.4	A-
National Grid Gas PLC	United Kingdom	1,632	3.2	A-
Quebec Province	Canada	1,436	2.8	AA-
Channel Link Enterprises Finance PLC	France, United Kingdom	1,257	2.5	BBB
Yorkshire Water Services Finance Plc	United Kingdom	1,087	2.2	BBB
British Broadcasting Corporation (BBC)	United Kingdom	1,042	2.1	A+
Total of top ten non-U.S. exposures		$ 16,600	33.0 %	

Financial Guaranty Portfolio by Issue Size

The Company seeks broad coverage of the market by insuring and reinsuring small and large issues alike. The following tables set forth the distribution of the Company's portfolio by original size of the Company's exposure.


Public Finance Portfolio by Issue Size
As of December 31, 2023


Original Par Amount Per Issue	Number of Issues	Net Par Outstanding	% of Public Finance Net Par Outstanding
		(dollars in millions)	
Less than $10 million	9,945	$ 30,038	12.6 %
$10 million through $50 million	3,576	62,542	26.1
$50 million through $100 million	638	37,760	15.8
$100 million to $200 million	343	41,453	17.3
$200 million or greater	227	67,503	28.2
Total	14,729	$ 239,296	100.0 %


Structured Finance Portfolio by Issue Size
As of December 31, 2023


Original Par Amount Per Issue	Number of Issues	Net Par Outstanding	% of Structured Finance Net Par Outstanding
		(dollars in millions)	
Less than $10 million	103	$ 90	0.9 %
$10 million through $50 million	139	1,033	10.4
$50 million through $100 million	53	1,248	12.7
$100 million to $200 million	54	1,990	20.2
$200 million or greater	83	5,496	55.8
Total	432	$ 9,857	100.0 %

Exposure to Puerto Rico

The Company had insured exposure to obligations of various authorities and public corporations of the Commonwealth of Puerto Rico (Puerto Rico or the Commonwealth) aggregating $1.1 billion net par outstanding as of December 31, 2023, all of which was rated BIG. Beginning on January 1, 2016, a number of Puerto Rico exposures have defaulted on bond payments, and the Company has now paid claims on all of its Puerto Rico exposures except the Municipal

Finance Agency (MFA), the Puerto Rico Aqueduct and Sewer Authority (PRASA), and the University of Puerto Rico (U of PR).

The following tables present information in respect of the Puerto Rico exposures to supplement the disclosures and discussions provided in "—Liquidity and Capital Resources—Insurance Subsidiaries, Financial Guaranty Policies" below and Item 8, Financial Statements and Supplementary Data, Note 3, Outstanding Exposure.

Exposure to Puerto Rico by Company
As of December 31, 2023

	Net Par Outstanding					
	AGM	AGC	AG Re	Eliminations (1)	Total Net Par Outstanding	Gross Par Outstanding
	(in millions)					
Defaulted Puerto Rico Exposures						
PREPA	$ 377	$ 67	$ 180	$ —	$ 624	$ 633
Total Defaulted	377	67	180	—	624	633
Resolved Puerto Rico Exposures (2)						
PRHTA (Transportation revenue)	14	157	87	(14)	244	244
PRHTA (Highway revenue)	109	11	8	—	128	128
Total Resolved	123	168	95	(14)	372	372
Other Puerto Rico Exposures (3)						
MFA	84	6	18	—	108	114
PRASA and U of PR	—	1	—	—	1	1
Total Other	84	7	18	—	109	115
Total exposure to Puerto Rico	$ 584	$ 242	$ 293	$ (14)	$ 1,105	$ 1,120

_____

(1)   Net par outstanding eliminations relate to second-to-pay policies under which an Assured Guaranty insurance subsidiary guarantees an obligation already insured by another Assured Guaranty insurance subsidiary.

(2)   Resolved pursuant to the 2022 Puerto Rico Resolutions. Consideration (e.g. Toll Bonds and CVIs) received under the HTA Plan related to the remaining insured exposure is reported in FG VIEs' assets (see Item 8, Financial Statements and Supplementary Data, Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles).

(3)   All debt service on these insured exposures have been paid to date without any insurance claim being made on the Company.

The following tables show the scheduled amortization of the various obligations of Puerto Rico's authorities and public corporations insured by the Company. The Company guarantees payments of debt service when those amounts are scheduled to be paid and cannot be required to pay on an accelerated basis. In the event that obligors default on their obligations, the Company would only pay the shortfall between the debt service due in any given period and the amount paid by the obligors.

Amortization Schedule of Net Par of Puerto Rico
As of December 31, 2023

	Scheduled Net Par Amortization											
	2024 Q1	2024 Q2	2024 Q3	2024 Q4	2025	2026	2027	2028	2029 - 2033	2034 - 2038	2039 - 2041	Total
	(in millions)											
Defaulted Puerto Rico Exposures												
PREPA	$ —	$ —	$ 93	$ —	$ 68	$ 105	$ 105	$ 68	$ 176	$ 9	$ —	$ 624
Total Defaulted	—	—	93	—	68	105	105	68	176	9	—	624
Resolved Puerto Rico Exposures												
PRHTA (Transportation revenue)	—	—	—	—	—	—	—	—	—	127	117	244
PRHTA (Highway revenue)	—	—	—	—	—	—	—	—	44	84	—	128
Total Resolved	—	—	—	—	—	—	—	—	44	211	117	372
Other Puerto Rico Exposures												
MFA	—	—	16	—	16	35	15	13	13	—	—	108
PRASA and U of PR	—	—	1	—	—	—	—	—	—	—	—	1
Total Other Puerto Rico Exposures	—	—	17	—	16	35	15	13	13	—	—	109
Total	$ —	$ —	$ 110	$ —	$ 84	$ 140	$ 120	$ 81	$ 233	$ 220	$ 117	$ 1,105

Amortization Schedule of Net Debt Service of Puerto Rico
As of December 31, 2023

	Scheduled Net Debt Service Amortization											
	2024 Q1	2024 Q2	2024 Q3	2024 Q4	2025	2026	2027	2028	2029 - 2033	2034 - 2038	2039 - 2041	Total
	(in millions)											
Defaulted Puerto Rico Exposures												
PREPA	$ 12	$ 3	$ 105	$ 3	$ 92	$ 126	$ 122	$ 80	$ 199	$ 9	$ —	$ 751
Total Defaulted	12	3	105	3	92	126	122	80	199	9	—	751
Resolved Puerto Rico Exposures												
PRHTA (Transportation revenue)	6	—	6	—	13	13	12	13	65	172	128	428
PRHTA (Highway revenue)	3	—	3	—	7	7	7	7	76	93	—	203
Total Resolved	9	—	9	—	20	20	19	20	141	265	128	631
Other Puerto Rico Exposures												
MFA	3	—	19	—	20	39	17	14	13	—	—	125
PRASA and U of PR	—	—	1	—	—	—	—	—	—	—	—	1
Total Other Puerto Rico Exposures	3	—	20	—	20	39	17	14	13	—	—	126
Total	$ 24	$ 3	$ 134	$ 3	$ 132	$ 185	$ 158	$ 114	$ 353	$ 274	$ 128	$ 1,508

In the fourth quarter of 2023, all of the Toll Bonds in the Puerto Rico Trusts were called, resulting in cash proceeds of $154 million. Such cash proceeds comprise the vast majority of the assets in the Puerto Rico Trusts as of December 31, 2023. In January 2024, such proceeds were used to pay down a portion of the liabilities of the Puerto Rico Trusts. The remaining liabilities of the Puerto Rico Trusts will be paid by the U.S. Insurance Subsidiaries under their financial guaranty policies and are no longer dependent on the credit of PRHTA.

Financial Guaranty Exposure to U.S. RMBS

The following table presents information in respect of the U.S. RMBS exposures to supplement the disclosures and discussion provided in Item 8, Financial Statements and Supplementary Data, Note 3, Outstanding Exposure, and Note 4, Expected Loss to be Paid (Recovered). U.S. RMBS exposures represent 0.7% of the total net par outstanding, and BIG U.S. RMBS represent 17.3% of total BIG net par outstanding as of December 31, 2023.

Distribution of U.S. RMBS by Year Insured and Type of Exposure as of December 31, 2023

Year insured:	Prime First Lien		Alt-A First Lien		Option ARMs		Subprime First Lien		Second Lien		Total Net Par Outstanding	
					(in millions)							
2004 and prior	$	8	$	7	$	—	$	301	$	9	$	325
2005		21		110		14		178		40		363
2006		21		22		1		37		93		174
2007		—		179		15		554		134		882
2008		—		—		—		30		—		30
Total exposures	$	50	$	318	$	30	$	1,100	$	276	$	1,774
Exposures rated BIG	$	30	$	191	$	14	$	602	$	104	$	941

Liquidity and Capital Resources

AGL and its U.S. Holding Companies

AGL directly owns (i) AG Re, an insurance company domiciled in Bermuda, and (ii) AGUS, a U.S. holding company with public debt outstanding. AGUS directly owns: (i) AGC, an insurance company domiciled in Maryland; and (ii) AGMH, a U.S. holding company with public debt outstanding. AGMH directly owns AGM, an insurance subsidiary domiciled in New York. AGUS and AGMH are collectively referred to as the U.S. Holding Companies.

Sources and Uses of Funds

The liquidity of AGL and its U.S. Holding Companies is largely dependent on dividends and other distributions from their operating subsidiaries (see "— Insurance Subsidiaries — Distributions from Insurance Subsidiaries" below for a description of dividend and other capital distribution restrictions) and their access to external financing. The operating liquidity requirements of AGL and the U.S. Holding Companies include:

- principal and interest on debt issued by AGUS and AGMH;
- dividends on AGL's common shares; and
- the payment of operating expenses.

AGL and its U.S. Holding Companies may also require liquidity to:

- make capital investments in their operating subsidiaries;
- fund acquisitions of new businesses;
- purchase or redeem the Company's outstanding debt; or
- repurchase AGL's common shares pursuant to AGL's share repurchase authorization.

In the ordinary course of business, the Company evaluates its liquidity needs and capital resources in light of holding company expenses and dividend policy, as well as rating agency considerations. The Company also subjects its cash flow projections and its assets to a stress test, maintaining a liquid asset balance of one and a half times its stressed operating company net cash flows. Management believes that AGL will have sufficient liquidity to satisfy its needs over the next twelve months. See "— Overview— Key Business Strategies, Capital Management" above for information on common share repurchases.

Long-Term Debt Obligations

The Company has outstanding long-term debt issued by the U.S. Holding Companies. See Item 8, Financial Statements and Supplementary Data, Note 12, Long-Term Debt and Credit Facilities, and Guarantor and U.S. Holding Companies' Summarized Financial Information, below.

U.S. Holding Companies
Long-Term Debt and Intercompany Loans

			As of December 31,	
			2023	2022
			(in millions)	
	Effective Interest Rate	Final Maturity	Principal Amount	
AGUS - long-term debt				
5% Senior Notes	5.00%	2024	$ —	$ 330
6.125% Senior Notes	6.125%	2028	350	—
3.15% Senior Notes	3.15%	2031	500	500
7% Senior Notes	6.40%	2034	200	200
3.6% Senior Notes	3.60%	2051	400	400
Series A Enhanced Junior Subordinated Debentures (1)	3 month CME Term SOFR +2.64%	2066	150	150
AGUS long-term debt			1,600	1,580
AGUS - intercompany loans from:				
AGC and AGM	3.50%	2029	250	250
AGRO	5.00%	2028	20	20
AGUS intercompany loans			270	270
Total AGUS long-term debt and intercompany loans			1,870	1,850
AGMH				
Junior Subordinated Debentures (2)	6.40%	2066	300	300
Total AGMH long-term debt			300	300
AGMH's long-term debt purchased by AGUS (3)			(154)	(154)
U.S. Holding Company long-term debt			$ 2,016	$ 1,996

(1) Until June 30, 2023, the Series A Enhanced Junior Subordinated Debentures paid interest based on LIBOR. The reference to LIBOR in such debentures has been replaced with a rate based on Three-Month Chicago Mercantile Exchange (CME) Term Secured Overnight Finance Rate (SOFR).

(2) If the AGMH Junior Subordinated Debentures are outstanding after December 15, 2036, then the principal amount of the outstanding debentures will bear interest at One-Month CME Term SOFR plus 2.33%.

(3) Represents principal amount of Junior Subordinated Debentures issued by AGMH that has been purchased by AGUS.

Interest Paid on U.S. Holding Companies' Long-Term Debt and Intercompany Loans

| | Year Ended December 31, | | |
| | 2023 | 2022 | 2021 |
	(in millions)		
AGUS - long-term debt	$ 68	$ 68	$ 50
AGUS - intercompany loans	10	10	10
Total AGUS	78	78	60
AGMH - long-term debt	19	19	40
AGMH's long-term debt purchased by AGUS	(10)	(10)	(10)
Total interest paid	$ 87	$ 87	$ 90

On August 21, 2023, AGUS issued $350 million of 6.125% Senior Notes due 2028. On September 25, 2023, AGUS redeemed $330 million of 5% Senior Notes due 2024. See Item 8, Financial Statements and Supplementary Data, Note 12, Long-Term Debt and Credit Facilities.

U.S. Holding Companies
Expected Debt Service of Long-Term Debt
As of December 31, 2023

Year	AGUS		AGMH		Eliminations (1)		Total	
					(in millions)			
2024	$	95	$	19	$	(20)	$	94
2025		136		19		(69)		86
2026		134		19		(68)		85
2027		131		19		(66)		84
2028		492		19		(84)		427
2029-2048		1,331		384		(249)		1,466
2049-2066		755		646		(331)		1,070
Total	$	3,074	$	1,125	$	(887)	$	3,312

_____
(1)   Includes eliminations of intercompany loans payable and AGMH's debt purchased by AGUS.

From time to time, AGL and its subsidiaries have entered into intercompany loan facilities. For example, on October 25, 2013, AGL, as borrower, and AGUS, as lender, entered into a revolving credit facility pursuant to which AGL may, from time to time, borrow for general corporate purposes. Under the credit facility, AGUS committed to lend a principal amount not exceeding $225 million in the aggregate. The commitment under the revolving credit facility terminates on October 25, 2033 (the loan commitment termination date). The unpaid principal amount of each loan will bear semi-annual interest at a fixed rate equal to 100% of the then applicable interest rate as determined under Internal Revenue Code Section 1274(d). Accrued interest on all loans will be paid on the last day of each June and December, and at maturity. AGL must repay unpaid principal amounts of the loans, if any, by the third anniversary of the loan commitment termination date. AGL has not drawn upon the credit facility.

Intercompany Loans Payable

On October 1, 2019, the U.S. Insurance Subsidiaries made 10-year, 3.5% interest rate intercompany loans to AGUS, aggregating $250 million, to fund the acquisition of BlueMountain Capital Management LLC (AssuredIM LLC, now known as Sound Point Luna LLC) and its associated entities, and the related capital contributions. Interest is payable annually in arrears on each anniversary of the note, and commenced on October 1, 2020. Interest accrues daily and is computed on a basis of a 360-day year from October 1, 2019 until the date on which the principal amount is paid in full. AGUS will pay 20% of the original principal amount of each note on the sixth, seventh, eighth, and ninth anniversaries. The remaining 20% of the original principal amount and all accrued and unpaid interest will be paid on the maturity date. AGUS has the right to prepay the principal amount of the notes in whole or in part at any time, or from time to time, without payment of any premium or penalty.

In addition, in 2012 AGUS borrowed $90 million from its affiliate AGRO to fund the acquisition of Municipal Assurance Corp. In 2023, the maturity date was extended to December 2028. AGUS repaid $10 million in 2021 in outstanding principal as well as accrued and unpaid interest. There were no repayments in 2023 and 2022. As of December 31, 2023, $20 million remained outstanding.

Guarantor and U.S. Holding Companies' Summarized Financial Information

AGL fully and unconditionally guarantees the payment of the principal of, and interest on, the $1,450 million aggregate principal amount of notes issued by the U.S. Holding Companies, and the $450 million aggregate principal amount of junior subordinated debentures issued by the U.S. Holding Companies, and the intercompany loans. The following tables include summarized financial information for AGL and the U.S. Holding Companies, excluding their investments in subsidiaries.

	As of December 31, 2023		
	AGL		U.S. Holding Companies
	(in millions)		
Assets			
Fixed-maturity securities (1)	$	17	$ 4
Investment in Sound Point		—	429
Short-term investments, other invested assets and cash		23	325
Receivables from affiliates (2)		61	3
Receivable from U.S. Holding Companies		80	—
Other assets		3	43
Liabilities			
Long-term debt		—	1,694
Loans payable to affiliates		—	270
Payable to affiliates (2)		16	17
Payable to AGL		—	80
Other liabilities		8	100

_____

(1) As of December 31, 2023, weighted average durations of AGL's and the U.S. Holding Companies' fixed‑maturity securities (excluding AGUS's investment in AGMH's debt) were 9.7 years and 4.2 years, respectively.

(2) Represents receivable and payables with non-guarantor subsidiaries.

	Year Ended December 31, 2023		
	AGL		U.S. Holding Companies
	(in millions)		
Revenues			
Gain on sale of asset management subsidiaries	$	—	$ 265
Other income		—	7
Expenses			
Interest expense		—	99
Other expenses		45	58
Income (loss) before provision for income taxes and equity in earnings (losses) of investees		(45)	115
Net income (loss)		(45)	105

The following table presents significant cash flow items for AGL and the U.S. Holding Companies (other than investment income, operating expenses and taxes) related to distributions from subsidiaries and outflows for debt service, dividends and other capital management activities.

AGL and U.S. Holding Companies
Selected Cash Flow Items

	Year Ended December 31, 2023	
	AGL	U.S. Holding Companies
	(in millions)	
Dividends received from subsidiaries (1)	$ 306	$ 370
Interest on intercompany loans	—	(10)
Interest paid	—	(87)
Investments in subsidiaries	—	(17)
Return of capital from subsidiaries	—	2
Redemption of stock by AGC	—	200
Dividends paid to AGL	—	(253)
Dividends paid by AGL	(67)	—
Repurchases of common shares (2)	(199)	—
Issuance of long-term debt, net of issuance costs	—	345
Redemption of debt	—	(330)

_____

(1)   AGL's dividends include dividends from AGUS.
(2)   See Item 8, Financial Statements and Supplementary Data, Note 19, Shareholders' Equity, for additional information about share repurchases and authorizations.

Generally, dividends paid by a U.S. company to a Bermuda holding company are subject to a 30% withholding tax. After AGL became tax resident in the U.K., it became subject to the tax rules applicable to companies resident in the U.K., including the benefits afforded by the U.K.'s tax treaties. The income tax treaty between the U.K. and the U.S. reduces or eliminates the U.S. withholding tax on certain U.S. sourced investment income (to 5% or 0%), including dividends from U.S. subsidiaries to U.K. resident persons entitled to the benefits of the treaty.

External Financing

From time to time, AGL and its subsidiaries have sought external debt or equity financing in order to meet their obligations. External sources of financing may or may not be available to the Company and, if available, the cost of such financing may not be acceptable to the Company.

Insurance Subsidiaries

The Company has several insurance subsidiaries. The U.S. Insurance Subsidiaries consist of AGM and AGC. AGM owns: (i) AGUK, an insurance subsidiary domiciled in the U.K; and (ii) AGE, an insurance company domiciled in France. AGUK and AGE are collectively referred to as the European Insurance Subsidiaries. AG Re is an insurance company domiciled in Bermuda, which owns AGRO, an insurance subsidiary, also domiciled in Bermuda.

Sources and Uses of Funds

Liquidity of the insurance subsidiaries is primarily used to pay for:

- operating expenses,
- claims on the insured portfolio,
- dividends or other distributions to parent,
- reinsurance premiums,
- principal of and, interest on, surplus notes, where applicable, and
- capital investments in their own subsidiaries and in alternative investments, where appropriate.

Management believes that the insurance subsidiaries' liquidity needs for the next twelve months can be met from current cash, short-term investments and operating cash flow, including premium collections and coupon payments as well as

scheduled maturities and paydowns from their respective investment portfolios. The Company generally targets a balance of its most liquid assets including cash and short-term securities, U.S. Treasuries, agency RMBS and pre-refunded municipal bonds equal to 1.5 times its projected operating company cash flow needs over the next four quarters. As of December 31, 2023, the Company intended to hold and had the ability to hold securities in an unrealized loss position until the date of anticipated recovery of amortized cost.

Beyond the next twelve months, the ability of the operating subsidiaries to declare and pay dividends may be influenced by a variety of factors, including market conditions, general economic conditions and, in the case of the Company's insurance subsidiaries, insurance regulations and rating agency capital requirements.

Financial Guaranty Policies

Insurance policies issued provide, in general, that payments of principal, interest and other amounts insured may not be accelerated by the holder of the obligation. Amounts paid by the Company therefore are typically in accordance with the obligation's original payment schedule, unless the Company accelerates such payment schedule, at its sole option. Premiums received on financial guaranty contracts are paid either upfront or in installments over the life of the insured obligations.

Payments made in settlement of the Company's obligations arising from its insured portfolio may, and often do, vary significantly from year to year, depending primarily on the frequency and severity of payment defaults and whether the Company chooses to accelerate its payment obligations in order to mitigate future losses. For example, the Company made substantial claim payments in 2022 in connection with the resolution of certain Puerto Rico credits. The Company is continuing its efforts to resolve the one remaining unresolved Puerto Rico insured exposure that is in payment default, PREPA. The Company had $624 million in insured net par outstanding of PREPA obligations as of December 31, 2023. For more information, see Item 8, Financial Statements and Supplementary Data, Note 3, Outstanding Exposure, and Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles.

The terms of the Company's CDS contracts generally are modified from standard CDS contract forms approved by International Swaps and Derivatives Association, Inc. such that the circumstances giving rise to the Company's obligation to make loss payments are similar to those for its financial guaranty insurance contracts. The documentation for certain CDS were negotiated to require the Company to also pay if the obligor becomes bankrupt or if the reference obligation were restructured. Furthermore, some CDS documentation requires the Company to make a payment due to an event that is unrelated to the performance of the obligation referenced in the credit derivative. If events of default or termination events specified in the credit derivative documentation were to occur, the Company may be required to make a cash termination payment to its swap counterparty upon such termination. Any such payment would probably occur prior to the maturity of the reference obligation and be in an amount larger than the amount due for that period on a "pay-as-you-go" basis.

The following table presents estimated probability weighted expected cash outflows under direct and assumed financial guaranty contracts, whether accounted for as insurance or credit derivatives, including claim payments under contracts in consolidated FG VIEs, as of December 31, 2023. This amount is not reduced for cessions under reinsurance contracts or recoveries attributable to Loss Mitigation Securities. This amount includes any benefit anticipated from excess spread or other recoveries within the contracts but does not reflect any benefit for recoveries under breaches of R&W. This amount also excludes estimated recoveries for past claims paid for policies in the public finance sector.

Estimated Expected Claim Payments
(Undiscounted)

	As of December 31, 2023
	(in millions)
Less than 1 year	$ 388
1-3 years	172
3-5 years	51
More than 5 years	886
Total	$ 1,497

Distributions From Insurance Subsidiaries to Holding Companies

The Company anticipates that, for the next twelve months, amounts paid by AGL's direct and indirect insurance subsidiaries as dividends or other distributions will be a major source of the holding companies' liquidity. The insurance subsidiaries' ability to pay dividends depends upon their financial condition, results of operations, cash requirements, other

potential uses for such funds, and compliance with rating agency requirements, and is also subject to restrictions contained in the insurance laws and related regulations of their states of domicile. For more information, see Item 8, Financial Statements and Supplementary Data, Note 15, Insurance Company Regulatory Requirements.

Dividend restrictions by insurance subsidiary are as follows:

- The maximum amount available during 2024 for AGM (a subsidiary of AGMH) to distribute as dividends without regulatory approval is approximately $265 million, of which approximately $47 million is available for distribution in the first quarter of 2024.

- The maximum amount available during 2024 for AGC (a subsidiary of AGUS) to distribute as ordinary dividends is approximately $117 million, of which approximately $35 million is available for distribution in the first quarter of 2024.

- Based on the applicable law and regulations, in 2024 AG Re has the capacity to: (i) make capital distributions in an aggregate amount up to $129 million without the prior approval of the Bermuda Monetary Authority (the Authority); and (ii) declare and pay dividends in an aggregate amount up to approximately $226 million as of December 31, 2023. Such dividend capacity is further limited by: (i) the actual amount of AG Re's unencumbered assets, which amount changes from time to time due in part to collateral posting requirements and which was approximately $138 million as of December 31, 2023; and (ii) the amount of statutory surplus, which, as of December 31, 2023, was $47 million.

Distributions From Insurance Company Subsidiaries
to Holding Companies

	Year Ended December 31,					
	2023		2022		2021	
	(in millions)					
Dividends paid by AGC to AGUS	$	102	$	207	$	94
Dividends paid by AGM to AGMH		257		266		291
Dividends paid by AG Re to AGL (1)		53		—		150
Redemption of common stock by AGC from AGUS		200		—		—

_____
(1)   2021 included fixed-maturity securities with a fair value of $46 million.

Committed Capital Securities

Each of AGC and AGM is party to an arrangement that enables it to access, at its discretion, up to $200 million of capital, at any time, and has the right to use such capital for any purpose, including to pay claims.

The arrangement entails four custodial trusts (Woodbourne Capital Trust I, II, III and IV) relating to AGC and four custodial trusts (Sutton Capital Trust I, II, III and IV) relating to AGM, each of which issued $50 million face amount of "committed capital securities" and invested the proceeds of that issuance in eligible assets that would enable the trust to have the cash necessary to respond to AGC's or AGM's exercise, respectively, of a put option.

The put option consists of a right that each of AGC and AGM has, pursuant to separate put agreements that AGC and AGM entered into with each of the trusts, to issue to each trust $50 million of non-cumulative redeemable perpetual preferred stock, in exchange for an equivalent amount of cash (i.e., an aggregate of $200 million for each of AGC and AGM). When AGC or AGM exercises its put option, the relevant trust(s) must liquidate the portfolio of high-quality, liquid assets that it currently maintains and use the liquidation proceeds to purchase AGC or AGM preferred stock, as applicable.

The put agreements have no scheduled termination date or maturity, but may be terminated upon the occurrence of certain specified events.

None of the events that would give rise to a termination of the put agreements have occurred. Accordingly, each of AGC and AGM currently has the ability to exercise put options to raise up to $200 million of capital at any time.

Investment Portfolio

The Company's principal objectives in managing its investment portfolio are to support the highest possible ratings for each operating company, to manage investment risk within the context of the underlying portfolio of insurance risk, to maintain sufficient liquidity to cover unexpected stress in the insurance portfolio, and to maximize after-tax net investment income. Approximately 60% of the total investment portfolio is managed by external parties. In accordance with the Company's investment guidelines, each of the three external investment managers is required to maintain the Company's investment portfolio with an overall credit quality rated at a minimum of A+/A1/A+ by S&P/Moody's/Fitch Inc., respectively.

Changes in interest rates affect the value of the Company's fixed-maturity securities. As interest rates fall, the fair value of fixed-maturity securities generally increases and as interest rates rise, the fair value of fixed-maturity securities generally decreases. The Company's portfolio of fixed-maturity securities primarily consists of investment-grade, liquid instruments. Other invested assets include other alternative investments, which are generally less liquid. For more information about the Investment Portfolio and a detailed description of the Company's valuation of investments, see Item 8, Financial Statements and Supplementary Data, Note 7, Investments and Cash, and Note 9, Fair Value Measurement.

Investment Portfolio
Carrying Value

	As of December 31,			
	2023		2022	
	(in millions)			
Fixed-maturity securities, available-for-sale (1)	$	6,307	$	7,119
Fixed-maturity securities, trading (2)		318		303
Short-term investments		1,661		810
Other invested assets		829		133
Total	$	9,115	$	8,365

(1)   As of December 31, 2023 and December 31, 2022, includes $14 million and $358 million, respectively, of New Recovery Bonds received in connection with the consummation of the 2022 Puerto Rico Resolutions.
(2)   Represents CVIs received under the 2022 Puerto Rico Resolutions, which are not rated.

The Company's available-for-sale fixed-maturity securities had a duration of 3.9 years as of December 31, 2023 and 4.4 years as of December 31, 2022, respectively.

Available-for-Sale and Trading Fixed-Maturity Securities By Rating

The following table summarizes the ratings distributions of the Company's available-for-sale fixed-maturity securities as of December 31, 2023 and December 31, 2022. Ratings generally reflect the lower of Moody's and S&P classifications, except for (i) Loss Mitigation Securities, which use Assured Guaranty's internal ratings classifications, or (ii) Puerto Rico securities received under the 2022 Puerto Rico Resolutions, which are not rated.

Distribution of Available-for-Sale Fixed-Maturity Securities by Rating

	As of December 31,	
Rating	2023	2022
AAA	13.3 %	14.2 %
AA	38.2	37.1
A	27.6	24.4
BBB	11.7	11.0
BIG (1)	7.8	7.4
Not rated (2)	1.4	5.9
Total	100.0 %	100.0 %

(1)   Includes primarily Loss Mitigation Securities. See Item 8, Financial Statements and Supplementary Data, Note 7, Investments and Cash, for additional information.
(2)   As of December 31, 2022, primarily includes New Recovery Bonds received in connection with the consummation of the 2022 Puerto Rico Resolutions.

Portfolio of Obligations of State and Political Subdivisions

The Company's fixed-maturity securities include issuances by a wide number of municipal authorities across the U.S. and its territories. The following table presents the components of the Company's $2,661 million (fair value) of obligations of state and political subdivisions included in the Company's available-for-sale fixed-maturity securities investment portfolio as of December 31, 2023.

Fair Value of Available-for-Sale Fixed-Maturity Securities Investment Portfolio of Obligations of State and Political Subdivisions
As of December 31, 2023 (1)

State	State General Obligation		Local General Obligation		Revenue Bonds		Total Fair Value		Amortized Cost	
					(in millions)					
California	$	49	$	65	$	260	$	374	$	380
New York		4		41		258		303		309
Texas		18		66		218		302		315
Florida		—		1		153		154		159
Washington		28		40		83		151		155
Massachusetts		58		—		79		137		139
Illinois		12		15		82		109		111
Pennsylvania		14		5		71		90		91
Washington DC		28		—		41		69		69
Colorado		—		21		46		67		69
All others		74		102		526		702		735
Total	$	285	$	356	$	1,817	$	2,458	$	2,532

_____

(1)   Excludes $203 million as of December 31, 2023 of pre-refunded bonds, at fair value.

The revenue bond portfolio primarily consists of essential service revenue bonds issued by transportation authorities, utilities, and universities.

Revenue Bonds
Sources of Funds
As of December 31, 2023

Type	Amortized Cost		Fair Value	
	(in millions)			
Tax revenue	$	489	$	485
Transportation		484		472
Utilities		376		370
Education		283		278
Healthcare		148		144
All others		84		68
Total	$	1,864	$	1,817

Other Investments

Other invested assets, which are generally less liquid than fixed-maturity securities primarily consist of the investment in Sound Point and fund investments across a variety of strategies.

The Insurance segment reports the Company's percentage ownership of Sound Point funds and AHP funds' as equity method investments with changes in NAV included in the Insurance segment adjusted operating income. As of December 31, 2023, three of the funds in which the Company invests are consolidated and the remaining are accounted as equity method investments in the Company's consolidated financial statements. As of December 31, 2022, all of the funds in which the Company directly invested were consolidated in the consolidated financial statements. See "— Commitments" below.

Investment in Assets Managers and Alternative Investments by Strategy
As of December 31, 2023

	Investments	Eliminations	Consolidated
		(in millions)	
Sound Point (1)	$ 429	$ —	$ 429
Alternative investments:			
CLOs (2)	315	(223)	92
Asset-based	192	(82)	110
Healthcare	102	—	102
Other	130	—	130
Total (3)	$ 1,168	$ (305)	$ 863

(1) The investment in Sound Point is carried on the equity method.
(2) Represents primarily investments in the equity of U.S. and European CLOs.
(3) Includes $34 million in alternative investments reported in fixed-maturity securities, available-for-sale, on the consolidated balance sheets.

Alternative Investments by Strategy
As of December 31, 2022

	Investments	Eliminations	Consolidated
		(in millions)	
CLOs	$ 272	$ (272)	$ —
Asset-based	101	(101)	—
Healthcare	91	(91)	—
Municipal bonds (1)	105	(105)	—
Other	133	—	133
Total	$ 702	$ (569)	$ 133

(1) In the first quarter of 2023, the fund distributed substantially all of its available cash to the AGAS and other investors in the fund.

Change in Fair Value of Alternative Investments by Strategy
Year Ended December 31, 2023

	Investments	Eliminations	Consolidated
		(in millions)	
Sound Point	$ 5	$ —	$ 5
CLOs	49	(46)	3
Asset-based	5	(4)	1
Healthcare	19	(9)	10
Other	9	—	9
Total	$ 87	$ (59)	$ 28

Change in Fair Value of Alternative Investments by Strategy
Year Ended December 31, 2022

	Investments	Eliminations	Consolidated
		(in millions)	
CLOs	$ (2)	$ 2	$ —
Asset-based	5	(5)	—
Healthcare	(11)	13	2
Municipal bonds	(2)	2	—
Other	(44)	—	(44)
Total	$ (54)	$ 12	$ (42)

Change in Fair Value of Alternative Investments by Strategy
Year Ended December 31, 2021

	Investments		Eliminations		Consolidated	
			(in millions)			
CLOs	$	29	$	(29)	$	—
Asset-based		19		(19)		—
Healthcare		30		—		30
Municipal bonds		2		(2)		—
Other		64		—		64
Total	$	144	$	(50)	$	94

Commitments

Upon closing of the Sound Point Transaction and the AHP Transaction in July, the Company has increased the aggregate amount it has agreed to invest in alternative investments to $1.5 billion, including the $1 billion in Sound Point managed investments, subject to regulatory approval, which includes $739 million of invested capital (at fair value), and $779 million in unfunded commitments. See Part II, Item 8, Financial Statements and Supplementary Data, Note 1, Business and Basis of Presentation, for a description of the Sound Point Transaction.

Of the $1.5 billion mentioned above, the U.S. Insurance Subsidiaries through their jointly owned investment subsidiary, AGAS, are authorized to invest up to $750 million plus previously distributed gains of $108 million for a total of $858 million as of December 31, 2023. As of December 31, 2023, AGAS commitments to Sound Point and AHP funds were $775 million (of which $534 million was funded with a NAV of $571 million). This capital was committed to several funds, each dedicated to a single strategy, including CLOs, asset-based finance and healthcare structured capital. As of December 31, 2023, three of the eight funds in which AGAS invests are accounted for as CIVs.

Restricted Assets

Based on fair value, fixed-maturity securities, short-term investments and cash that are either held in trust for the benefit of third-party ceding insurers in accordance with statutory requirements, placed on deposit to fulfill state licensing requirements, or otherwise pledged or restricted totaled $234 million and $222 million, as of December 31, 2023 and December 31, 2022, respectively. The investment portfolio also contains securities that are held in trust by certain AGL subsidiaries or otherwise restricted for the benefit of other AGL subsidiaries in accordance with statutory and regulatory requirements in the amount of $1,154 million and $1,169 million, based on fair value as of December 31, 2023 and December 31, 2022, respectively.

Lease Obligations

The Company has entered into several lease agreements for office space in Bermuda; New York; San Francisco; Asheville, North Carolina; London; Paris; and other locations with various lease terms. See Item 8, Financial Statements and Supplementary Data, Note 17, Leases, for a table of minimum lease obligations and other lease commitments.

FG VIEs and CIVs

The Company manages its liquidity needs by evaluating cash flows without the effect of consolidating FG VIEs and CIVs; however, the Company's consolidated financial statements include the effect of consolidating FG VIEs and CIVs. The primary sources and uses of cash at Assured Guaranty's FG VIEs and CIVs are as follows:

- *FG VIEs.* The primary sources of cash in FG VIEs are the collection of principal and interest on the collateral supporting the debt obligations, and the primary uses of cash are the payment of principal and interest due on the debt obligations. The insurance subsidiaries are not primarily liable for the debt obligations issued by the VIEs they insure and would only be required to make payments on those insured debt obligations in the event that the issuer of such debt obligations defaults on any principal or interest due and only for the amount of the shortfall. AGL's and its insurance subsidiaries' creditors do not have any rights with regard to the collateral supporting the debt issued by the FG VIEs. In the fourth quarter of 2023, all of the Toll Bonds in the Puerto Rico Trusts were called, resulting in cash proceeds of $154 million. Such cash proceeds comprise the vast majority of the assets in the Puerto Rico Trusts as of December 31, 2023. In January 2024, such proceeds were used to pay down a portion of the liabilities of the Puerto

Rico Trusts. The remaining liabilities of the Puerto Rico Trusts are payable by the U.S. Insurance Subsidiaries under their financial guaranty policies and are no longer dependent on the credit of PRHTA.

- *CIVs.* The primary sources and uses of cash in the CIVs are raising capital from investors, using capital to make investments, generating cash income from investments, paying expenses, distributing cash flow to investors and borrowing funds to finance investments. The assets and liabilities of the Company's CIVs are held within separate legal entities. The assets of the CIVs are not available to creditors of the Company, other than creditors of the applicable CIVs. In addition, creditors of the CIVs have no recourse against the assets of the Company, other than the assets of such applicable CIVs. Liquidity available at the Company's CIVs is not available for corporate liquidity needs, except to the extent of the Company's investment in the funds, subject to redemption provisions.

See Item 8, Financial Statements and Supplementary Data, Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles, for additional information.

Consolidated Cash Flow Summary

The summarized consolidated statements of cash flows in the table below present the cash flow effect for the aggregate of the Insurance and Asset Management businesses and holding companies, separately from the aggregate effect of consolidating FG VIEs and CIVs. In the third quarter of 2023, as a result of the Sound Point Transaction and AHP Transaction, the Company deconsolidated all CLOs and CLO warehouses and certain funds. As a result, beginning July 1, 2023, the Company's cash flow statements will no longer include all the operating, investing and financing cash flow activity of the deconsolidated CIVs. See Item 8, Financial Statements and Supplementary Data, and Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles, for additional information.

Summarized Consolidated Cash Flows

	Year Ended December 31,		
	2023	2022	2021
	(in millions)		
Net cash flows provided by (used in) operating activities, excluding FG VIEs and CIVs operating cash flows	$ (108)	$ (1,056)	$ 420
FG VIEs and CIVs operating cash flows	569	(1,423)	(2,357)
Net cash flows provided by (used in) operating activities	**461**	**(2,479)**	**(1,937)**
Net cash flows provided by (used in) investing activities, excluding FG VIEs and CIVs investing cash flows	365	1,618	(156)
FG VIEs and CIVs investing cash flows	(79)	122	179
Net cash flows provided by (used in) investing activities	**286**	**1,740**	**23**
Net cash flows provided by (used in) financing activities, excluding FG VIEs and CIVs financing cash flows			
Dividends paid	(67)	(64)	(66)
Repurchases of common shares	(199)	(500)	(496)
Issuance of long-term debt, net of issuance costs	345	—	889
Redemptions and purchases of debt, including make-whole payment	(330)	—	(619)
Other	(19)	(8)	(12)
FG VIEs and CIVs financing cash flows	(400)	1,184	2,264
Net cash flows provided by (used in) financing activities (1)	**(670)**	**612**	**1,960**
Effect of exchange rate changes,excluding FG VIEs and CIVs	2	(3)	(2)
Effect of exchange rate changes for FG VIEs and CIVs	—	(5)	—
Effect of exchange rate changes	2	(8)	(2)
Increase (decrease) in cash and cash equivalents and restricted cash	79	(135)	44
Cash and cash equivalents and restricted cash at beginning of period	207	342	298
Cash and cash equivalents and restricted cash at the end of the period	$ **286**	$ **207**	$ **342**

(1)   Claims paid on consolidated FG VIEs are presented in the consolidated statements of cash flows as a component of paydowns on FG VIEs' liabilities in financing activities as opposed to operating activities.

Cash flows from operations, excluding FG VIEs and CIVs, were an outflow of $108 million in 2023 and an outflow of $1,056 million in 2022. The decrease in outflows during 2023 was primarily due to a $964 million decrease in net claim payments, primarily due to the 2022 Puerto Rico Resolutions as well as a decrease of $101 million in tax payments. Cash flows from operations attributable to FG VIE and CIV were inflows in 2023 and outflows in 2022, primarily because all the CLOs and CLO warehouses, which generally reported significant operating cash flows, had limited operating activities and new issuances in the first half of 2023 pending the closing of the Sound Point Transaction and AHP Transaction, at which point the CLOs and CLO warehouses were deconsolidated. The consolidated statements of cash flows present the investing activities of the consolidated Sound Point funds, which were formerly known as AssuredIM funds, and CLOs as cash flows from operations. The increase in inflows in 2023 compared with 2022 was mainly due to a decrease of $3,084 million in investment purchases, partially offset by a decrease of investment sales, maturities and paydowns of $1,122 million.

Investing activities primarily consisted of net sales (purchases) of debt and short-term investments, and paydowns on and sales of FG VIEs' assets. The decrease in investing cash inflows in 2023 compared with 2022 was mainly attributable to an increase in short-term investments in 2023 compared to net sales of short-term and fixed-maturity securities in 2022. In 2022, investing inflows were used to fund claim payments under the 2022 Puerto Rico Resolutions and share repurchases. See Item 8, Financial Statements and Supplementary Data, Note 3, Outstanding Exposure, for additional information.

Financing activities primarily consist of (i) AGL share repurchases and dividends, (ii) paydowns of FG VIEs' liabilities and (iii) CLO issuances and CLO warehouse financing activities. The CIVs' financing cash flows mainly included issuances and repayments of CLOs and CLO warehouse financing debt in 2022. The decrease in financing cash flow activity from VIEs was primarily due to a decrease of $2,363 million in issuances, partially offset by a decrease in repayments of $1,002 million by the previously consolidated CLOs and CLO warehouses. The proceeds from CLO issuances and CLO warehouse borrowings were used to fund the purchases of loans. FG VIEs' cash flows relate to the paydowns of FG VIEs' liabilities. See Item 8, Financial Statements and Supplementary Data, Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles.

From January 1, 2024 through February 27, 2024, the Company repurchased an additional 951 thousand common shares. As of February 27, 2024, the Company was authorized to purchase $228 million of its common shares. For more information about the Company's share repurchases and authorizations, see Item 8, Financial Statements and Supplementary Data, Note 19, Shareholders' Equity.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss due to factors that affect the overall performance of the financial markets or movements in market prices. The Company's primary market risk exposures include interest rate risk, foreign currency exchange rate risk and credit spread risk. Interest rate risk is the risk that financial instruments' values will change due to changes in the level of interest rates, in the spread between two rates, in the shape of the yield curve or in any other interest rate relationship. The Company is primarily affected by market risk in the following areas.

- The fair value of credit derivatives within the financial guaranty portfolio of insured obligations is sensitive to changes in credit spreads of the underlying obligations and the Company's own credit spreads.

- The fair value of the investment portfolio is primarily driven by changes in interest rates and also affected by changes in credit spreads.

- New business production is sensitive to changes in interest rates.

- Expected loss to be paid (recovered) is sensitive to changes in interest rates.

- The fair value of the investment portfolio contains non-U.S. dollar denominated securities whose value also fluctuates based on changes in foreign exchange rates. The carrying value of premiums receivable includes foreign denominated receivables whose values fluctuate based on changes in foreign exchange rates.

- The fair value of CIVs are sensitive to changes in market risk.

- The fair value of the assets and liabilities of consolidated FG VIEs may fluctuate based on changes in prepayments, spreads, default rates, interest rates and house prices. The fair value of the FG VIEs' liabilities also fluctuates based on changes in the Company's credit spread.

Sensitivity of Credit Derivatives to Changes in Credit Spreads

Fair value gains and losses on credit derivatives are sensitive to changes in credit spreads of the underlying obligations and the Company's own credit spread. Market liquidity could also impact valuations of the underlying obligations. The Company considers the impact of its own credit risk, together with credit spreads on the exposures that it insured through CDS contracts, in determining their fair value.

The Company determines its own credit risk based on quoted CDS prices traded on AGC at each balance sheet date. The quoted price of five-year CDS contracts traded on AGC at December 31, 2023 and December 31, 2022 was 66 bps and 63 bps, respectively. Movements in AGM's CDS prices do not have a significant impact on the estimated fair value of the Company's credit derivative contracts due to the relatively low volume and characteristics of CDS contracts in AGM's portfolio.

The impact of changes in credit spreads will vary based upon the volume, tenor, interest rates and other market conditions at the time these fair values are determined. In addition, since each transaction has unique collateral and structural terms, the underlying change in fair value of each transaction may vary considerably. An overall narrowing of spreads generally results in a fair value gain on credit derivatives for the Company, and an overall widening of spreads generally results in a fair value loss for the Company.

The fair value of credit derivative contracts also reflects the change in the Company's own credit cost, based on the price to purchase credit protection on AGC. Historically, the price of CDS traded on AGC typically moved directionally the same as general market spreads, although this may not always be the case. In certain circumstances, due to the fact that spread movements are not perfectly correlated, the narrowing or widening of the price of CDS traded on AGC can have a more significant financial statement impact than the changes in credit spread of risks it insures.

In the Company's valuation model, the premium the Company captures is not permitted to go below the minimum rate that the Company would currently charge to assume similar risks. This assumption can have the effect of mitigating the amount of fair value gains that are recognized on certain CDS contracts. Based on fair value, approximately 11.5% of the Company's CDS contracts used this minimum premium in determining fair value as of December 31, 2023. As of December 31, 2022, the use of the minimum premium did not have an effect on fair value. The percentage of transactions that price using the minimum premium fluctuates due to changes in AGC's credit spreads. In general, when AGC's credit spreads narrow, the cost to hedge AGC's name declines and more transactions price above previously established floor levels. Meanwhile, when AGC's credit spreads widen, the cost to hedge AGC's name increases causing more transactions to price at established floor levels.

The following table summarizes the estimated change in fair values on the net balance of the Company's credit derivative positions assuming an immediate shift in the net spreads assumed by the Company. The net spread includes the spread of the underlying collateral and the credit spreads on AGC.

Effect of Changes in Credit Spread on Credit Derivatives

	As of December 31, 2023		As of December 31, 2022	
Credit Spreads	**Estimated Net Fair Value (Pre-Tax)**	**Estimated Change in Gain/(Loss) (Pre-Tax)**	**Estimated Net Fair Value (Pre-Tax)**	**Estimated Change in Gain/(Loss) (Pre-Tax)**
		(in millions)		
Increase of 25 bps	$ (115)	$ (65)	$ (233)	$ (71)
Base Scenario	(50)	—	(162)	—
Decrease of 25 bps	(29)	21	(99)	63
All transactions priced at floor	(12)	38	(27)	135

See Part II, Item 8, Financial Statements and Supplementary Data, Note 6, Contracts Accounted for as Credit Derivatives, for additional information.

Sensitivity of Investment Portfolio to Interest Rate Risk

The Company is exposed to interest rate risk in its investment portfolio. As interest rates rise for an available-for-sale investment portfolio, the fair value of fixed-maturity securities generally decreases; as interest rates fall for an available-for-sale portfolio, the fair value of fixed-maturity securities generally increases. The Company's policy is generally to hold assets in the investment portfolio to maturity. Therefore, barring a default, interest rate movements do not result in realized gains or losses unless securities are sold prior to maturity. The Company does not hedge interest rate risk; instead, interest rate fluctuation risk is managed through the investment guidelines which limit duration and prohibit investment in historically high volatility sectors.

Interest rate sensitivity in the investment portfolio can be estimated by projecting a hypothetical instantaneous increase or decrease in interest rates. The following table presents the estimated pre-tax change in fair value of the Company's fixed-maturity securities and short-term investments from instantaneous parallel shifts in interest rates.

Increase (Decrease) in Fair Value (Pre-Tax)
of Fixed-Maturity Securities and Short-Term Investments
from Changes in Interest Rates (1)

	As of December 31,	
	2023	2022
	(in millions)	
Decrease of 300 bps	$ 804	$ 1,315
Decrease of 200 bps	547	854
Decrease of 100 bps	267	404
Increase of 100 bps	(261)	(378)
Increase of 200 bps	(520)	(734)
Increase of 300 bps	(774)	(1,069)

_____
(1)   Sensitivity analysis assumes a floor of zero for interest rates.

See Part II, Item 8, Financial Statements and Supplementary Data, Note 7, Investments and Cash, for additional information.

Sensitivity of New Business Production to Interest Rate Risk

Fluctuations in interest rates also affect the demand for the Company's product. When interest rates are lower or when the market is otherwise relatively less risk averse, the spread between insured and uninsured obligations typically narrows and, as a result, financial guaranty insurance typically provides lower cost savings to issuers than it would during periods of relatively wider spreads. These lower cost savings generally lead to a corresponding decrease in demand and premiums obtainable for financial guaranty insurance. In addition, increases in prevailing interest rate levels can lead to a decreased volume of capital markets activity and, correspondingly, a decreased volume of insured transactions. See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations — Insurance Segment — New Business Production, for additional information.

Sensitivity of Expected Loss to be Paid (Recovered) to Interest Rates

Expected losses to be paid (recovered), and therefore loss reserves and loss and LAE, are sensitive to changes in interest rates in several ways. First, expected losses to be paid are discounted at the end of each reporting period at the risk-free rate, such that an increase in discount rates has the effect of reducing net expected loss to be paid or reducing net expected recoverables. The effect of changes in discount rates on expected losses to be paid was a loss of $3 million in 2023, a gain of $115 million in 2022, and a gain of $33 million in 2021. The gain related to changes in discount rates was highest in 2022 as interest rates rose from historically low levels during 2022.

Some of the Company's expected losses to be paid (recovered) relate to insured obligations with variable interest rates. Fluctuations in interest rates impact the performance of insured transactions where there are differences between the interest rates on the underlying collateral and the interest rates on the insured securities. For example, a rise in interest rates could increase the amount of losses the Company projects for certain RMBS and student loan transactions. The impact of fluctuations in interest rates on such transactions varies, depending on, among other things, the interest rates on the underlying collateral and

insured securities, the relative amounts of underlying collateral and liabilities, the structure of the transaction and the sensitivity to interest rates of the behavior of the underlying borrowers and the value of the underlying assets.

In the case of RMBS, fluctuations in interest rates impact the amount of periodic excess spread, which is created when a trust's underlying collateral produce interest that exceeds the amount required to pay interest on the insured notes. There are several RMBS transactions in the Company's insured portfolio which benefit from excess spread either by using it to cover losses in a particular period or to reimburse past claims under the Company's policies. As of December 31, 2023, the Company projects that the maximum potential excess spread at risk in the U.S. RMBS transactions is approximately $20 million.

Since RMBS excess spread is determined by the relationship between interest rates on the underlying collateral and of the trust's certificates, it can be affected by unmatched moves in either of these interest rates. For example, modifications to underlying mortgage rates (e.g., rate reductions for troubled borrowers) can reduce excess spread when an upswing in short-term rates that increases the trust's certificate interest rate is not met with equal increases to the interest rates on the underlying mortgages. These potential reductions in excess spread are often mitigated by an interest rate cap, which goes into effect once the collateral rate falls below the stated certificate rate. Interest due on most of the RMBS transactions the Company insures is capped at the collateral rate. The Company is not obligated to pay additional claims when the collateral interest rate drops below the trust's certificate stated interest rate, rather this just causes the Company to lose the benefit of potential positive excess spread. Additionally, faster than expected prepayments can decrease the dollar amount of excess spread and therefore reduce the cash flow available to cover losses or reimburse past claims. Interest rates can also have indirect effects on the underlying performance or value of collateral backing an obligation. Higher interest rates can lead to slower prepayments of debt, and can cause market prices of financed assets to decline. Conversely, lower interest rates can lead to faster prepayment and higher potential recovery values.

In addition, the value of expected recoveries that are in the form of bonds or other securities (which are sensitive to changes in interest rates) also affects the net expected loss to be paid (recovered). See Item 8, Financial Statements and Supplementary Data, Note 3, Outstanding Exposure and Note 4, Expected Loss to be Paid (Recovered).

Sensitivity to Foreign Exchange Rate Risk

Foreign exchange risk is the risk that a financial instrument's value will change due to a change in the foreign currency exchange rates. The Company has foreign denominated securities in its investment portfolio as well as foreign denominated premium receivables. The Company's material exposure is to changes in U.S. dollar/pound sterling and U.S. dollar/euro exchange rates. Securities denominated in currencies other than U.S. dollar were 9.1% and 9.2% of the fixed-maturity securities and short-term investments as of December 31, 2023 and 2022, respectively. Changes in fair value of available-for-sale investments attributable to changes in foreign exchange rates are recorded in other comprehensive income. Approximately 70% and 74% of installment premiums at December 31, 2023 and December 31, 2022, respectively, are denominated in currencies other than the U.S. dollar, primarily the pound sterling and euro. Changes in premiums receivable attributable to changes in foreign exchange rates are reported in the consolidated statement of operations.


**Increase (Decrease) in Carrying Value
of Fixed-Maturity Securities and Short-Term Investments and Premiums Receivable
from Changes in Foreign Exchange Rates**


	Fixed-Maturity Securities and Short-Term Investments		Premium Receivable, net of Reinsurance and Commissions Payable	
	As of December 31,		As of December 31,	
	2023	2022	2023	2022
	(in millions)			
Decrease of 30%	$ (227)	$ (226)	$ (305)	$ (288)
Decrease of 20%	(151)	(151)	(204)	(192)
Decrease of 10%	(76)	(75)	(102)	(96)
Increase of 10%	76	75	102	96
Increase of 20%	151	151	204	192
Increase of 30%	227	226	305	288

See Part II, Item 8, Financial Statements and Supplementary Data, Note 7, Investments and Cash and Note 5, Contracts Accounted for as Insurance, for additional information.

Sensitivity of CIVs to Market Risk

The fair value of the consolidated CLO fund, which is the largest CIV, is generally sensitive to changes related to: estimated prepayment speeds; estimated default rates (determined on the basis of an analysis of collateral attributes such as historical collateral performance, borrower profiles and other features relevant to the evaluation of collateral credit quality); reinvestment assumptions; yields implied by market prices for similar securities; and changes to the market prices of loans similar to those held by the CLO fund. Significant changes to some of these inputs could materially change the NAV of the consolidated CLO fund, as these are all inputs used to project and discount future cash flows.

The Company's sensitivity to changes in fair value of the CIVs is summarized below.

Sensitivity of CIVs
to Changes in Fair Value (Pre-Tax)

	As of December 31,	
	2023	2022
	(in millions)	
Decrease of 10%	$ (28)	$ (19)
Increase of 10%	28	19

See Part II, Item 8, Financial Statements and Supplementary Data, Note 7, Investments and Cash, for additional information.

Sensitivity of FG VIEs' Assets and Liabilities to Market Risk

The fair value of the Company's FG VIEs' assets is generally sensitive to changes related to estimated prepayment speeds; estimated default rates (determined on the basis of an analysis of collateral attributes such as: historical collateral performance, borrower profiles and other features relevant to the evaluation of collateral credit quality); yields implied by market prices for similar securities; and house price depreciation/appreciation rates based on macroeconomic forecasts. Significant changes to some of these inputs could materially change the fair value of the FG VIEs' assets and the implied collateral losses within the transaction. In general, the fair value of the FG VIEs' assets is most sensitive to changes in the projected collateral losses, where an increase in collateral losses typically leads to a decrease in the fair value of FG VIEs' assets, while a decrease in collateral losses typically leads to an increase in the fair value of FG VIEs' assets. The third-party pricing provider utilizes an internal model to determine an appropriate yield at which to discount the cash flows of the security, by factoring in collateral types, weighted average lives and other structural attributes specific to the security being priced. The expected yield is further calibrated by utilizing algorithms designed to aggregate market color, received by the independent third party, on comparable bonds.

The models to price the FG VIEs' liabilities used, where appropriate, the same inputs used in determining fair value of FG VIEs' assets and, for those liabilities insured by the Company, the benefit from the Company's insurance policy guaranteeing the timely payment of principal and interest, taking into account the Company's own credit risk.

Significant changes to certain of the inputs described above could materially change the timing of expected losses within the insured transaction which is a significant factor in determining the implied benefit from the Company's insurance policy guaranteeing the timely payment of principal and interest for the tranches of debt issued by the FG VIEs that is insured by the Company. In general, extending the timing of expected loss payments by the Company into the future typically leads to a decrease in the value of the Company's insurance and a decrease in the fair value of the Company's FG VIEs' liabilities with recourse, while a shortening of the timing of expected loss payments by the Company typically leads to an increase in the value of the Company's insurance and an increase in the fair value of the Company's FG VIEs' liabilities with recourse.

See Part II, Item 8, Financial Statements and Supplementary Data, Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles, for additional information.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Assured Guaranty Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Assured Guaranty Ltd. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income (loss), of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of the Loss and Loss Adjustment Expense (LAE) Reserve and the Salvage and Subrogation Recoverable - Estimation of the Expected Loss to be Paid (Recovered)

As described in Notes 4 and 5 to the consolidated financial statements, the loss and LAE reserve and the salvage and subrogation recoverable reported on the consolidated balance sheet relate only to direct and assumed reinsurance contracts that are accounted for as insurance, substantially all of which are financial guaranty insurance contracts. As of December 31, 2023, the loss and LAE reserve was $376 million and the salvage and subrogation recoverable was $298 million. A loss and LAE reserve for a financial guaranty insurance contract is recorded only to the extent, and for the amount, that expected loss to be paid plus contra-paid (total losses) exceed the deferred premium revenue, on a contract-by-contract basis. The expected loss to be paid (recovered) is equal to the present value of expected future cash outflows for loss and LAE payments, net of inflows for expected salvage and subrogation and net of excess spread on underlying collateral, using current risk-free rates. If a transaction is in a net recovery position, this results in the recording of a salvage and subrogation recoverable. Expected cash outflows and inflows are probability weighted cash flows that reflect management's assumptions about the likelihood of all possible outcomes based on all information available to management. The determination of expected loss to be paid (recovered) is a subjective process involving numerous estimates, assumptions and judgments relating to internal credit ratings, severity of loss, delinquencies, liquidation rates, prepayment rates, timing of cash flows, recovery rates, and probability weightings, as used in the respective cash flow models used by management.

The principal considerations for our determination that performing procedures relating to the valuation of the loss and LAE reserve and the salvage and subrogation recoverable – estimation of the expected loss to be paid (recovered) is a critical audit matter are (i) the significant judgment by management in determining the significant assumptions related to internal credit ratings, severity of loss, delinquencies, liquidation rates, prepayment rates, timing of cash flows, recovery rates, and probability weightings (collectively referred to as the "significant assumptions") used in the respective cash flow models in determining the estimate, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the aforementioned significant assumptions and judgments used in the respective cash flow models; and (iii) the audit effort included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the loss and LAE reserve and the salvage and subrogation recoverable, including controls over the cash flow models and the development of the aforementioned significant assumptions. These procedures also included, among others, the use of professionals with specialized skill and knowledge to assist in (i) independently estimating a range of expected loss to be paid (recovered) and comparing the independent estimate to management's estimate to evaluate the reasonableness of the estimate for certain transactions; and (ii) testing management's process for determining the estimate for certain transactions by evaluating the reasonableness of the aforementioned significant assumptions, and assessing the appropriateness of the methodology of the respective models used in developing the estimate of the expected loss to be paid (recovered). Performing these procedures also involved testing the completeness and accuracy of data provided by management.

Valuation of the Consideration Received for the Contribution of Most of the Assured Investment Management LLC Business to Sound Point Capital Management LP

As described in Note 1 to the consolidated financial statements, on July 1, 2023, the Company contributed most of its Assured Investment Management LLC asset management business to Sound Point Capital Management LP. The Company received common interests in Sound Point Capital Management LP representing a 30% participation percentage in Sound Point Capital Management LP, and certain other interests in related Sound Point entities (collectively Sound Point). The fair value of Sound Point as of July 1, 2023 was determined using a weighted average of two valuation methodologies: a discounted cash

flow model and a guideline public company model. The discounted cash flow model estimates fair value based on the present value of the cash flows expected to be generated over a projection period of 6.0 years, with a terminal value determined after the final year of the projection. The development of the expected cash flows included assumptions related to the growth in assets under management over the 6.0 year projection period, EBITDA margin, terminal growth rate, and discount rate. The guideline public company model estimates fair value using the prices of comparable public companies. The Company recorded its consideration received as a $425 million equity method investment in Sound Point, determined as its share of the fair value of Sound Point as of the date of contribution, in other invested assets.

The principal considerations for our determination that performing procedures relating to the valuation of the consideration received for the contribution of most of the Assured Investment Management LLC business to Sound Point Capital Management LP is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the consideration received, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the growth in assets under management over a 6.0 year projection period, EBITDA margin, and discount rate used in the discounted cash flow model, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the consideration received, including controls over the reasonableness of the significant assumptions utilized in the discounted cash flow model. These procedures also included, among others, (i) reading the transaction agreement, (ii) testing management's process for developing the fair value estimate of the consideration received, (iii) evaluating the appropriateness of the discounted cash flow model, (iv) testing the completeness and accuracy of the underlying data used in the discounted cash flow model, and (v) evaluating the reasonableness of management's significant assumptions related to the growth of assets under management over a 6.0 year projection period, EBITDA margin, and discount rate. Evaluating management's assumptions related to the growth of assets under management and EBITDA margin involved evaluating whether the assumptions used were reasonable considering the past performance of Sound Point Capital Management LP and relevant external market and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the discounted cash flow model and the reasonableness of the discount rate significant assumption.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 28, 2024

We have served as the Company's auditor since 2003.

Assured Guaranty Ltd.
Consolidated Balance Sheets
(dollars in millions except share data)

	As of December 31,			
	2023		**2022**	
Assets				
Investments:				
Fixed-maturity securities, available-for-sale, at fair value, net of allowance for credit loss of $77 and $65 (amortized cost of $6,746 and $7,707)	$	6,307	$	7,119
Fixed-maturity securities, trading, at fair value		318		303
Short-term investments, at fair value		1,661		810
Other invested assets (includes $3 and $30, at fair value)		829		133
Total investments		9,115		8,365
Cash		97		107
Premiums receivable, net of commissions payable		1,468		1,298
Deferred acquisition costs		161		147
Salvage and subrogation recoverable		298		257
Financial guaranty variable interest entities' assets (includes $174 and $413, at fair value)		328		416
Assets of consolidated investment vehicles (includes $331 and $5,363, at fair value)		366		5,493
Goodwill and other intangible assets		6		163
Other assets (includes $123 and $148, at fair value)		700		597
Total assets	$	**12,539**	$	**16,843**
Liabilities				
Unearned premium reserve	$	3,658	$	3,620
Loss and loss adjustment expense reserve		376		296
Long-term debt		1,694		1,675
Credit derivative liabilities, at fair value		53		163
Financial guaranty variable interest entities' liabilities, at fair value (with recourse $543 and $702, without recourse $11 and $13)		554		715
Liabilities of consolidated investment vehicles (includes $0 and $4,431, at fair value)		4		4,625
Other liabilities		435		457
Total liabilities		**6,774**		**11,551**
Commitments and contingencies (Note 18)				
Shareholders' equity				
Common shares ($0.01 par value, 500,000,000 shares authorized; 56,217,305 and 59,013,040 shares issued and outstanding)		1		1
Retained earnings		6,070		5,577
Accumulated other comprehensive income (loss), net of tax of $(67) and $(84)		(359)		(515)
Deferred equity compensation		1		1
Total shareholders' equity attributable to Assured Guaranty Ltd.		**5,713**		**5,064**
Nonredeemable noncontrolling interests (Note 8)		52		228
Total shareholders' equity		**5,765**		**5,292**
Total liabilities and shareholders' equity	$	**12,539**	$	**16,843**

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Ltd.
Consolidated Statements of Operations
(dollars in millions except share data)

		Year Ended December 31,				
		2023		2022		2021
Revenues						
Net earned premiums	$	344	$	494	$	414
Net investment income		365		269		269
Asset management fees		53		93		88
Net realized investment gains (losses)		(14)		(56)		15
Fair value gains (losses) on credit derivatives		114		(11)		(58)
Fair value gains (losses) on committed capital securities		(35)		24		(28)
Fair value gains (losses) on financial guaranty variable interest entities		8		22		23
Fair value gains (losses) on consolidated investment vehicles		88		17		127
Foreign exchange gains (losses) on remeasurement		53		(112)		(23)
Fair value gains (losses) on trading securities		74		(34)		—
Gain on sale of asset management subsidiaries		262		—		—
Other income (loss)		61		17		21
Total revenues		1,373		723		848
Expenses						
Loss and loss adjustment expenses (benefit)		162		16		(220)
Interest expense		90		81		87
Loss on extinguishment of debt		—		—		175
Amortization of deferred acquisition costs (DAC)		13		14		14
Employee compensation and benefit expenses		251		258		230
Other operating expenses		217		167		179
Total expenses		733		536		465
Income (loss) before income taxes and equity in earnings (losses) of investees		640		187		383
Equity in earnings (losses) of investees		28		(39)		94
Income (loss) before income taxes		668		148		477
Provision (benefit) for income taxes						
Current		63		14		96
Deferred		(156)		(3)		(38)
Total provision (benefit) for income taxes		(93)		11		58
Net income (loss)		**761**		**137**		**419**
Less: Noncontrolling interests		22		13		30
Net income (loss) attributable to Assured Guaranty Ltd.	$	**739**	$	**124**	$	**389**
Earnings per share:						
Basic	$	12.54	$	1.95	$	5.29
Diluted	$	12.30	$	1.92	$	5.23

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Ltd.
Consolidated Statements of Comprehensive Income (Loss)
(in millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income (loss)	$ 761	$ 137	$ 419
Change in net unrealized gains (losses) on:			
Investments with no credit impairment, net of tax provision (benefit) of $14, $(121) and $(31)	141	(718)	(202)
Investments with credit impairment, net of tax provision (benefit) of $1, $(20) and $2	6	(86)	6
Change in net unrealized gains (losses) on investments	147	(804)	(196)
Change in instrument-specific credit risk on financial guaranty variable interest entities' liabilities with recourse, net of tax provision (benefit)	3	(2)	(1)
Other, net of tax provision (benefit)	6	(9)	(1)
Other comprehensive income (loss)	**156**	**(815)**	**(198)**
Comprehensive income (loss)	**917**	**(678)**	**221**
Less: Comprehensive income (loss) attributable to noncontrolling interests	22	13	30
Comprehensive income (loss) attributable to Assured Guaranty Ltd.	$ 895	$ (691)	$ 191

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Ltd.
Consolidated Statements of Shareholders' Equity
(dollars in millions, except share data)

| | Common Shares Outstanding | | Total Shareholders' Equity Attributable to Assured Guaranty Ltd. | | | | | Nonredeemable Noncontrolling Interests | Total Shareholders' Equity |
		Common Shares Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Deferred Equity Compensation	Total			
As of December 31, 2020	**77,546,896**	**$ 1**	**$ 6,143**	**$ 498**	**$ 1**	**$ 6,643**	**$ 41**	**$ 6,684**
Net income	—	—	389	—	—	389	29	418
Dividends ($0.88 per share)	—	—	(65)	—	—	(65)	—	(65)
Common shares repurchases	(10,519,040)	—	(496)	—	—	(496)	—	(496)
Share-based compensation	490,568	—	19	—	—	19	—	19
Consolidation	—	—	—	—	—	—	89	89
Contributions	—	—	—	—	—	—	40	40
Distributions	—	—	—	—	—	—	(13)	(13)
Other comprehensive loss	—	—	—	(198)	—	(198)	—	(198)
As of December 31, 2021	**67,518,424**	**1**	**5,990**	**300**	**1**	**6,292**	**186**	**6,478**
Net income	—	—	124	—	—	124	14	138
Dividends ($1.00 per share)	—	—	(64)	—	—	(64)	—	(64)
Common shares repurchases	(8,847,981)	—	(503)	—	—	(503)	—	(503)
Share-based compensation	342,597	—	30	—	—	30	—	30
Contributions	—	—	—	—	—	—	89	89
Distributions	—	—	—	—	—	—	(61)	(61)
Other comprehensive loss	—	—	—	(815)	—	(815)	—	(815)
As of December 31, 2022	**59,013,040**	**1**	**5,577**	**(515)**	**1**	**5,064**	**228**	**5,292**
Net income	—	—	739	—	—	739	22	761
Dividends ($1.12 per share)	—	—	(68)	—	—	(68)	—	(68)
Common shares repurchases	(3,215,893)	—	(199)	—	—	(199)	—	(199)
Share-based compensation	420,158	—	21	—	—	21	—	21
Reclassification to liabilities	—	—	—	—	—	—	(16)	(16)
Contributions	—	—	—	—	—	—	20	20
Distributions	—	—	—	—	—	—	(70)	(70)
Other comprehensive income	—	—	—	156	—	156	—	156
Deconsolidation of investment vehicles	—	—	—	—	—	—	(132)	(132)
As of December 31, 2023	**56,217,305**	**$ 1**	**$ 6,070**	**$ (359)**	**$ 1**	**$ 5,713**	**$ 52**	**$ 5,765**

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Ltd.
Consolidated Statements of Cash Flows
(in millions)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income (loss)	$ 761	$ 137	$ 419
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Non-cash interest and operating expenses	58	65	69
Net amortization of premium (discount) on investments	(37)	5	—
Provision (benefit) for deferred income taxes	(156)	(3)	(38)
Net realized investment losses (gains)	14	56	(15)
Equity in (earnings) losses of investees	(28)	39	(94)
Fair value losses (gains) on committed capital securities	35	(24)	28
Fair value losses (gains) on trading securities	(74)	34	—
Loss on extinguishment of debt	—	—	175
Gain on sale of asset management subsidiaries	(262)	—	—
Change in premiums receivable, net of premiums and commissions payable	(157)	74	—
Change in unearned premium reserve, net	26	(93)	(17)
Change in loss and loss adjustment expense reserve and salvage and subrogation recoverable, net	35	(1,207)	(99)
Change in current income taxes	72	(106)	64
Change in credit derivative assets and liabilities, net	(112)	8	54
Other	(90)	(37)	(8)
Cash flows from consolidated investment vehicles:			
Purchases of securities	(340)	(3,201)	(4,957)
Sales of securities	675	1,513	2,161
Maturities and paydowns of securities	60	156	430
Proceeds from (purchases of) money market funds	66	6	(6)
Purchases to cover securities sold short	—	(223)	(621)
Proceeds from securities sold short	—	188	618
Other changes in consolidated investment vehicles	(85)	134	(100)
Net cash flows provided by (used in) operating activities	**461**	**(2,479)**	**(1,937)**

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Ltd.
Consolidated Statements of Cash Flows, Continued
(in millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from investing activities:			
Fixed-maturity securities, available for sale:			
Purchases	(540)	(371)	(1,236)
Sales	862	717	428
Maturities and paydowns	746	682	1,148
Short-term investments with original maturities of over three months:			
Purchases	(16)	(63)	—
Sales	4	—	—
Maturities and paydowns	36	36	36
Net sales (purchases) of short-term investments with original maturities of less than three months	(872)	439	(410)
Fixed-maturity securities, trading:			
Sales	—	121	—
Maturities and paydowns	63	87	—
Purchases of other invested assets	(198)	(25)	(79)
Sales and return of capital of other invested assets	29	36	80
Paydowns on financial guaranty variable interest entities' assets	175	84	62
Other	(3)	(3)	(6)
Net cash flows provided by (used in) investing activities	**286**	**1,740**	**23**
Cash flows from financing activities:			
Dividends paid	$ (67)	$ (64)	$ (66)
Repurchases of common shares	(199)	(500)	(496)
Net paydowns of financial guaranty variable interest entities' liabilities	(149)	(99)	(53)
Issuance of long-term debt, net of issuance costs	345	—	889
Redemptions and purchases of debt, including make-whole payment	(330)	(2)	(620)
Other	(19)	(6)	26
Cash flows from consolidated investment vehicles:			
Proceeds from issuance of collateralized loan obligations	—	1,372	3,276
Repayment of collateralized loan obligations	(1)	(373)	(824)
Proceeds from issuance of warehouse financing debt	—	991	1,338
Repayment of warehouse financing debt	(166)	(796)	(1,537)
Contributions from noncontrolling interests to consolidated investment vehicles	—	74	39
Distributions to noncontrolling interests from consolidated investment vehicles	(80)	(26)	(12)
Borrowing (payment) under credit facility	(4)	41	—
Net cash flows provided by (used in) financing activities	**(670)**	**612**	**1,960**
Effect of foreign exchange rate changes	2	(8)	(2)
Increase (decrease) in cash and cash equivalents and restricted cash	79	(135)	44
Cash and cash equivalents and restricted cash at beginning of period	207	342	298
Cash and cash equivalents and restricted cash at end of period	**$ 286**	**$ 207**	**$ 342**

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Ltd.
Consolidated Statements of Cash Flows, Continued
(in millions)

	Year Ended December 31,		
	2023	2022	2021
Supplemental cash flow information			
Income taxes paid (received)	$ 4	$ 105	$ 24
Interest paid on long-term debt	77	77	80
Supplemental disclosure of non-cash activities:			
Puerto Rico Salvage (see Note 3)			
Fixed-maturity securities, available-for-sale, received as salvage	$ 1	$ 986	$ —
Fixed-maturity securities, available-for-sale, ceded to a reinsurer	—	27	—
Fixed-maturity securities, trading, received as salvage	—	549	—
Fixed-maturity securities, trading, ceded to a reinsurer	—	6	—
Debt securities of financial guaranty variable interest entities received as salvage	—	234	—
Contributions from noncontrolling interests	20	36	1
Distributions to noncontrolling interests	27	56	1
Sale of asset management subsidiaries			
Assets acquired	437	—	—
Assets transferred	240	—	—
Liabilities transferred	66	—	—

	As of December 31,		
	2023	2022	2021
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets:			
Cash	$ 97	$ 107	$ 120
Restricted cash (included in other assets)	—	1	2
Cash of financial guaranty variable interest entities (see Note 8)	154	2	—
Cash and cash equivalents of consolidated investment vehicles (see Note 8)	35	97	220
Cash and cash equivalents and restricted cash at the end of period	$ 286	$ 207	$ 342

The accompanying notes are an integral part of these consolidated financial statements.

1.   Business and Basis of Presentation

Business

Assured Guaranty Ltd. (AGL and, together with its subsidiaries, Assured Guaranty or the Company) is a Bermuda-based holding company that provides, through its wholly-owned operating subsidiaries, credit protection products to the United States (U.S.) and non-U.S. public finance (including infrastructure) and structured finance markets. Assured Guaranty also participates in the asset management business, as described below.

Insurance

Through its insurance subsidiaries, the Company applies its credit underwriting judgment, risk management skills and capital markets experience primarily to offer financial guaranty insurance that protects holders of debt instruments and other monetary obligations from defaults in scheduled payments. If an obligor defaults on a scheduled payment due on an obligation, including a scheduled principal or interest payment (collectively, debt service), the Company is required under its unconditional and irrevocable financial guaranty to pay the amount of the shortfall to the holder of the obligation. The Company markets its financial guaranty insurance directly to issuers and underwriters of public finance and structured finance securities as well as to investors in such obligations. The Company guarantees obligations issued principally in the U.S. and the United Kingdom (U.K.), and also guarantees obligations issued in other countries and regions, including Western Europe. The Company also provides specialty insurance and reinsurance on transactions with risk profiles similar to those of its structured finance exposures written in financial guaranty form.

Asset Management

Until July 1, 2023, the Company served as an investment advisor to primarily collateralized loan obligations (CLOs) and opportunity funds, through Assured Investment Management LLC (AssuredIM LLC) and its investment management affiliates (together with AssuredIM LLC, AssuredIM). Beginning July 1, 2023, the Company participates in the asset management business through its ownership interest in Sound Point Capital Management, LP (Sound Point, LP) and certain of its investment management affiliates (together with Sound Point, LP, Sound Point), as described below.

On July 1, 2023, Assured Guaranty contributed to Sound Point, LP most of its asset management business, other than that conducted by Assured Healthcare Partners LLC (AHP) (AssuredIM Contributed Business), as contemplated by the transaction agreement entered into with Sound Point on April 5, 2023 (Transaction Agreement). Assured Guaranty received, subject to certain potential post-closing adjustments, approximately 30% of the common interests in Sound Point, LP, and certain other interests in Sound Point.

In addition, in accordance with the terms of a letter agreement (Letter Agreement), effective July 1, 2023, Assured Guaranty Municipal Corp. and Assured Guaranty Corp. (collectively, the U.S. Insurance Subsidiaries), (i) engaged Sound Point as their sole alternative credit manager, and (ii) transitioned to Sound Point the management of certain existing alternative investments and related commitments. The Letter Agreement also provides that, in the first two years of Sound Point's engagement, the U.S. Insurance Subsidiaries, including through their investment subsidiary AG Asset Strategies LLC (AGAS), would, subject to regulatory approval, make new investments in funds, other vehicles and separately managed accounts managed by Sound Point which, when aggregated with the alternative investments and commitments transitioned from Assured Investment Management LLC (AssuredIM LLC) and its investment management affiliates (together with AssuredIM LLC, AssuredIM) and any reinvestments (collectively, Sound Point Investments), and investments made by other Assured Guaranty affiliates, will total $1 billion. The Letter Agreement contemplates a long-term investment partnership between Sound Point and Assured Guaranty, whereby the U.S. Insurance Subsidiaries have agreed to reinvest all returns of capital from Sound Point Investments for a period of 15 years, until July 1, 2038. Similarly, the Letter Agreement provides for reinvestment by the U.S. Insurance Subsidiaries of all gains and dividends from Sound Point Investments in the first two years of Sound Point's engagement, and reinvestment of half of all such gains and dividends thereafter until July 1, 2033 (the transactions contemplated under the Transaction Agreement and the Letter Agreement, the Sound Point Transaction). On July 1, 2028, the U.S. Insurance Subsidiaries may choose to reduce the amounts invested or required to be reinvested in certain Sound Point Investments under the Letter Agreement, subject to adjustment in Assured Guaranty's portion of its ownership interest in Sound Point. To the extent not required to be reinvested by the Letter Agreement, all proceeds from Sound Point Investments received in accordance with their operative investment documents can be distributed to the U.S. Insurance Subsidiaries. See Note 7, Investments and Cash.

In July 2023, Assured Guaranty sold all of its equity interests in AHP, which manages healthcare funds, to an entity owned and controlled by the managing partner of AHP (AHP Transaction). In connection with the AHP Transaction, the Company agreed to remain a strategic investor in certain AHP managed funds, is retaining its portion of carried interest in certain AHP managed funds, and received other consideration.

Upon closing of the Sound Point Transaction and the AHP Transaction, the Company deconsolidated most of the corresponding AssuredIM entities (which had previously been classified as held-for-sale) and reported an investment in Sound Point that is accounted for under the equity method. In connection with the Sound Point Transaction and AHP Transaction, the Company reevaluated its consolidation conclusion for each consolidated investment vehicle (CIV) and deconsolidated all but three CIVs. See Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles.

The following table presents the calculation of the gain associated with the Sound Point Transaction and AHP Transaction.

Gain on Sound Point Transaction and AHP Transaction

	(in millions)
Fair value of investment in Sound Point	$ 425
Fair value of other consideration (1)	25
Total consideration	450
Less net asset carrying value of transferred AssuredIM subsidiaries (2)	188
Gain on sale of asset management subsidiaries (3)	$ 262

_____

(1)   Includes $13 million of cash, and a receivable reported in other assets of $12 million.
(2)   Includes goodwill and intangible assets of $155 million.
(3)   Consists of a $255 million gain on the Sound Point Transaction, and a $7 million gain on the AHP Transaction, which were both reported in the corporate division.

The Company's interest in Sound Point is reported in other invested assets on the consolidated balance sheet. See Note 7, Investments and Cash, for additional information on accounting policies. On the date of acquisition, the Company's cost basis of its investment in Sound Point is the fair value of the Company's ownership interest in Sound Point. A third party valuation specialist determined the fair value of Sound Point on the date of acquisition. The valuation specialist utilized a weighted average of two valuation methodologies: a discounted cash flow model and a guideline public company model. The discounted cash flow model estimates fair value based on the present value of the cash flows expected to be generated over a projection period of 6.0 years, with a terminal value determined after the final year of the projection. The guideline public company model estimates fair value using the prices of comparable public companies. The development of the expected cash flows included assumptions related to the growth in assets under management over the 6.0 years projection period, earnings before interest, taxes, depreciation, and amortization (EBITDA) margin, terminal growth rate, and discount rate. The Company recorded its share of the fair value of Sound Point, determined as of the date of acquisition, in other invested assets.

The Company recognized expenses of $46 million during 2023 associated with the Sound Point Transaction and AHP Transaction.

Assets and Liabilities Held For Sale

The Company designated certain assets and liabilities supporting the Insurance segment as held for sale in the first quarter of 2023 and currently expects the sale of such assets to be completed in 2024. A disposal group is measured at the lower of carrying amount or fair value less any costs associated with the transaction. The Company assessed the disposal group for impairment and determined no impairment existed as of December 31, 2023. Upon classification of the disposal group as held for sale, the Company ceased depreciating held for sale fixed assets and amortizing held for sale intangibles. Assets held for sale were $28 million and liabilities held for sale were $2 million as of December 31, 2023 and were reported in "other assets" and "other liabilities," respectively.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). In management's opinion, all material adjustments necessary for a fair statement of the financial condition, results of operations and cash flows of the Company, including its consolidated variable interest entities

(VIEs), are reflected in the periods presented and are of a normal, recurring nature. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior year balances have been reclassified to conform to the current year's presentation.

The consolidated financial statements include the accounts of AGL, its direct and indirect subsidiaries, and its consolidated financial guaranty VIEs (FG VIEs) and CIVs. See Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles. Intercompany accounts and transactions between and among all consolidated entities have been eliminated. All amounts are reported in U.S. dollars, unless otherwise specified.

The Company's principal insurance subsidiaries are:

- Assured Guaranty Municipal Corp. (AGM), domiciled in New York;
- Assured Guaranty Corp. (AGC), domiciled in Maryland;
- Assured Guaranty UK Limited (AGUK), organized in the U.K.;
- Assured Guaranty (Europe) SA (AGE), organized in France;
- Assured Guaranty Re Ltd. (AG Re), domiciled in Bermuda; and
- Assured Guaranty Re Overseas Ltd. (AGRO), domiciled in Bermuda.

The U.S. Insurance Subsidiaries jointly own an investment subsidiary, AGAS, which invests in funds managed by Sound Point, AHP, and, prior to July 1, 2023, AssuredIM (Sound Point and AHP funds, some of which were formerly known as AssuredIM funds).

AGL directly or indirectly owns several holding companies, two of which - Assured Guaranty US Holdings Inc. (AGUS) and Assured Guaranty Municipal Holdings Inc. (AGMH) (collectively, the U.S. Holding Companies) - have public debt outstanding.

Significant Accounting Policies

The Company revalues foreign currency denominated assets, liabilities, revenue, and expenses, into U.S. dollars using the applicable exchange rates prescribed by GAAP. For subsidiaries where the functional currency is the U.S. dollar, gains and losses generated by the remeasurement of foreign currency transactions are reported in the consolidated statements of operations. For consolidated entities whose functional currency is not the U.S. dollar amounts generated by translating foreign currency financial statements to the Company's U.S. dollar reporting currency, are reported in the consolidated statements of comprehensive income (loss).

Other accounting policies are included in the following notes to the consolidated financial statements.

Note Name	Note Number
Expected loss to be paid (recovered)	Note 4
Contracts accounted for as insurance	Note 5
Contracts accounted for as credit derivatives	Note 6
Investments and cash	Note 7
Financial guaranty variable interest entities and consolidated investment vehicles	Note 8
Fair value measurement	Note 9
Asset management fees	Note 10
Goodwill and other intangible assets	Note 11
Long-term debt and credit facilities	Note 12
Employee benefit plans	Note 13
Income taxes	Note 14
Related parties	Note 16
Leases	Note 17
Commitments and contingencies	Note 18
Shareholders' equity	Note 19
Earnings per share	Note 21

Recent Accounting Standards Adopted

Targeted Improvements to the Accounting for Long-Duration Contracts

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-12, *Financial Services - Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts*. The Company's adoption of this ASU on January 1, 2023 did not have any effect on the Company's consolidated financial statements.

Recent Accounting Standards Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The amendments in this ASU enhance disclosures by requiring that the Company disclose significant segment expenses regularly provided to the chief operating decision maker (CODM), extend certain annual disclosures to interim periods, and permit more than one measure of segment profit or loss to be reported under certain conditions. This ASU is effective in fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted, including adoption in any interim periods for which financial statements have not been issued. The Company will apply the amendments in this ASU retrospectively to all prior periods presented in its consolidated financial statements. The Company is evaluating the effect that the adoption of this ASU may have on its disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The amendments require enhanced annual disclosures regarding the rate reconciliation and income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024. The Company will apply the amendments in this ASU prospectively to all annual periods beginning after December 15, 2024. The Company is evaluating the effect that the adoption of this ASU may have on its disclosures.

2.   **Segment Information**

The Company reports its results of operations in two segments: Insurance and Asset Management. The Company also reports the results of its Corporate division and the effects of consolidating FG VIEs and CIVs. This presentation is consistent with the manner in which the Company's CODM reviews the business to assess performance and allocate resources.

The Insurance segment primarily consists of: (i) the Company's insurance subsidiaries; and (ii) AGAS. Prior to July 1, 2023, the Asset Management segment consisted of AssuredIM, which provided asset management services to third-party investors, the U.S. Insurance Subsidiaries, and AGAS. Beginning in July 2023, the Company participates in the asset management business through its investment in Sound Point as described in Note 1, Business and Basis of Presentation. Beginning in the third quarter of 2023, the Asset Management segment primarily includes the results of the Company's equity method investment in Sound Point.

The Corporate division primarily consists of (i) interest expense and any losses on the extinguishment of the U.S. Holding Companies' debt and (ii) other corporate operating expenses of AGL and the U.S. Holding Companies. The Corporate Division also includes the gain associated with the Sound Point Transaction and the AHP Transaction.

The Other category primarily includes the effect of consolidating FG VIEs, CIVs, intersegment eliminations and, prior to July 1, 2023, the reclassification of reimbursable fund expenses. See Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles.

The segment results differ from the consolidated financial statements in certain respects. The Insurance segment includes: (i) premiums and losses from the financial guaranty insurance policies issued by the U.S. Insurance Subsidiaries that guarantee the FG VIEs' debt; and (ii) AGAS' share of earnings from investments in funds managed by Sound Point (prior to July 1, 2023, AssuredIM) and AHP funds in "equity in earnings (losses) of investees." Under GAAP, (i) FG VIEs are consolidated by the U.S. Insurance Subsidiaries and the premiums and losses/recoveries associated with the financial guaranty policies associated with the FG VIEs' debt are eliminated (the reconciliation tables below present the FG VIEs and related eliminations in "other") and (ii) CIVs are consolidated by either AGUS or AGAS (in the reconciliation tables below, the CIVs and related eliminations of the Insurance segment's "equity in earnings (losses) of investees" associated with AGAS' ownership interest in CIVs are presented in "other"). Until July 1, 2023, under GAAP, reimbursable fund expenses were shown as a component of asset management fees and included in total revenues, whereas in the Asset Management segment in the tables below these expenses were netted in "segment expenses."

The Company analyzes the operating performance of each segment using "segment adjusted operating income (loss)." Results for each segment include specifically identifiable expenses as well as intersegment expense allocations, as applicable, based on time studies and other cost allocation methodologies based on headcount or other metrics. Segment adjusted operating income is defined as "net income (loss) attributable to AGL," adjusted for the following items, which primarily affect the Insurance segment and corporate division:

- Elimination of realized gains (losses) on the Company's investments, except for gains and losses on securities classified as trading.
- Elimination of non-credit impairment-related unrealized fair value gains (losses) on credit derivatives that are recognized in net income, which is the amount of unrealized fair value gains (losses) in excess of the present value of the expected estimated economic credit losses, and non-economic payments.
- Elimination of fair value gains (losses) on the Company's committed capital securities (CCS) that are recognized in net income.
- Elimination of foreign exchange gains (losses) on remeasurement of net premium receivables and loss and loss adjustment expense (LAE) reserves that are recognized in net income.
- Elimination of the tax effects related to the above adjustments, which are determined by applying the statutory tax rate in each of the jurisdictions that generate these adjustments.

The Company does not report assets by reportable segment as the CODM does not assess performance and allocate resources based on assets.

The following table presents information for the Company's operating segments. Intersegment revenues include transactions between and among the segments, the corporate division and other.

Segment Information

	Years Ended December 31,					
	2023		2022		2021	
	Insurance	Asset Management	Insurance	Asset Management	Insurance	Asset Management
	(in millions)					
Third-party revenues	$ 845	$ 49	$ 748	$ 78	$ 724	$ 73
Intersegment revenues	10	27	9	34	9	10
Segment revenues	855	76	757	112	733	83
Segment expenses	435	78	259	119	33	108
Segment equity in earnings (losses) of investees	82	5	(51)	—	144	—
Less: Segment provision (benefit) for income taxes	(119)	—	34	(1)	122	(6)
Segment adjusted operating income (loss)	$ 621	$ 3	$ 413	$ (6)	$ 722	$ (19)
Selected components of segment adjusted operating income:						
Net investment income	$ 370	$ —	$ 278	$ —	$ 280	$ —
Interest expense	—	1	1	1	—	1
Non-cash compensation and operating expenses (1)	38	8	41	18	56	17

_____
(1) Consists of amortization of DAC and intangible assets, depreciation, share-based compensation (see Note 13, Employee Benefit Plans), write-off of long-lived intangible assets related to Municipal Assurance Corp.(MAC) licenses (see Note 11, Goodwill and Other Intangible Assets), and lease impairment (see Note 17, Leases).

The tables below present a reconciliation of significant components of segment information to the comparable consolidated amounts.

Reconciliation of Segment Information to Consolidated Information
Year Ended December 31, 2023

	Revenues	Expenses	Equity in Earnings (Losses) of Investees	Less: Provision (Benefit) for Income Taxes (1)	Noncontrolling Interests	Net Income (Loss) Attributable to AGL
				(in millions)		
Segments:						
Insurance	$ 855	$ 435	$ 82	$ (119)	$ —	$ 621
Asset Management	76	78	5	—	—	3
Total segments	931	513	87	(119)	—	624
Corporate division	275	216	—	14	—	45
Other	61	6	(59)	(5)	22	(21)
Subtotal	1,267	735	28	(110)	22	648
Reconciling items:						
Realized gains (losses) on investments	(14)	—	—	—	—	(14)
Non-credit impairment-related unrealized fair value gains (losses) on credit derivatives	104	(2)	—	—	—	106
Fair value gains (losses) on CCS	(35)	—	—	—	—	(35)
Foreign exchange gains (losses) on remeasurement of premiums receivable and loss and LAE reserves	51	—	—	—	—	51
Tax effect	—	—	—	17	—	(17)
Total consolidated	$ 1,373	$ 733	$ 28	$ (93)	$ 22	$ 739

_____

(1)   Includes $189 million of tax benefit related to a Bermuda tax law change, which is included in Insurance segment. See Note 14, Income Taxes.

Reconciliation of Segment Information to Consolidated Information
Year Ended December 31, 2022

	Revenues	Expenses	Equity in Earnings (Losses) of Investees	Less: Provision (Benefit) for Income Taxes	Less: Noncontrolling Interests	Net Income (Loss) Attributable to AGL
	(in millions)					
Segments:						
Insurance	$ 757	$ 259	$ (51)	$ 34	$ —	$ 413
Asset Management	112	119	—	(1)	—	(6)
Total segments	869	378	(51)	33	—	407
Corporate division	4	143	—	(5)	—	(134)
Other	14	19	12	—	13	(6)
Subtotal	887	540	(39)	28	13	267
Reconciling items:						
Realized gains (losses) on investments	(56)	—	—	—	—	(56)
Non-credit impairment-related unrealized fair value gains (losses) on credit derivatives	(22)	(4)	—	—	—	(18)
Fair value gains (losses) on CCS	24	—	—	—	—	24
Foreign exchange gains (losses) on remeasurement of premiums receivable and loss and LAE reserves	(110)	—	—	—	—	(110)
Tax effect	—	—	—	(17)	—	17
Total consolidated	$ 723	$ 536	$ (39)	$ 11	$ 13	$ 124

Reconciliation of Segment Information to Consolidated Information
Year Ended December 31, 2021

	Revenues	Expenses	Equity in Earnings (Losses) of Investees	Less: Provision (Benefit) for Income Taxes	Less: Noncontrolling Interests	Net Income (Loss) Attributable to AGL
	(in millions)					
Segments:						
Insurance	$ 733	$ 33	$ 144	$ 122	$ —	$ 722
Asset Management	83	108	—	(6)	—	(19)
Total segments	816	141	144	116	—	703
Corporate division	2	312	—	(47)	—	(263)
Other	142	26	(50)	6	30	30
Subtotal	960	479	94	75	30	470
Reconciling items:						
Realized gains (losses) on investments	15	—	—	—	—	15
Non-credit impairment-related unrealized fair value gains (losses) on credit derivatives	(78)	(14)	—	—	—	(64)
Fair value gains (losses) on CCS	(28)	—	—	—	—	(28)
Foreign exchange gains (losses) on remeasurement of premiums receivable and loss and LAE reserves	(21)	—	—	—	—	(21)
Tax effect	—	—	—	(17)	—	17
Total consolidated	$ 848	$ 465	$ 94	$ 58	$ 30	$ 389

Supplemental Information
Year Ended December 31, 2023

	Net Earned Premiums	Net Investment Income	Loss and LAE (Benefit)	Amortization of DAC	Other Expenses(1)
			(in millions)		
Segments:					
Insurance	$ 347	$ 370	$ 161	$ 13	$ 261
Asset Management	—	—	—	—	77
Total segments	347	370	161	13	338
Corporate division	—	8	—	—	117
Other	(3)	(13)	3	—	13
Subtotal	344	365	164	13	468
Reconciling items:					
Credit derivative impairment (recoveries) (2)	—	—	(2)	—	—
Total consolidated	$ 344	$ 365	$ 162	$ 13	$ 468

_____

(1) Consists of "employee compensation and benefit expenses" and "other operating expenses." Includes non-cash compensation and operating expenses of $38 million for Insurance segment, $8 million for Asset Management segment, and $18 million for Corporate division.

(2) Credit derivative impairment (recoveries) are included in "fair value gains (losses) on credit derivatives" in the Company's consolidated statements of operations, and in loss and LAE (benefit) on a segment basis.

Supplemental Information
Year Ended December 31, 2022

	Net Earned Premiums	Net Investment Income	Loss and LAE (Benefit)	Amortization of DAC	Other Expenses(1)
			(in millions)		
Segments:					
Insurance	$ 497	$ 278	$ 12	$ 14	$ 232
Asset Management	—	—	—	—	118
Total segments	497	278	12	14	350
Corporate division	—	4	—	—	54
Other	(3)	(13)	8	—	21
Subtotal	494	269	20	14	425
Reconciling items:					
Credit derivative impairment (recoveries) (2)	—	—	(4)	—	—
Total consolidated	$ 494	$ 269	$ 16	$ 14	$ 425

_____

(1) Consists of "employee compensation and benefit expenses" and "other operating expenses." Includes non-cash compensation and operating expenses of $41 million for Insurance segment, $18 million for Asset Management segment, and $13 million for Corporate division.

(2) Credit derivative impairment (recoveries) are included in "fair value gains (losses) on credit derivatives" in the Company's consolidated statements of operations, and in loss and LAE (benefit) on a segment basis.

Supplemental Information
Year Ended December 31, 2021

	Net Earned Premiums	Net Investment Income	Loss and LAE (Benefit)	Amortization of DAC	Other Expenses(1)
			(in millions)		
Segments:					
Insurance	$ 418	$ 280	$ (221)	$ 14	$ 240
Asset Management	—	—	—	—	107
Total segments	418	280	(221)	14	347
Corporate division	—	2	—	—	41
Other	(4)	(13)	15	—	21
Subtotal	414	269	(206)	14	409
Reconciling items:					
Credit derivative impairment (recoveries) (2)	—	—	(14)	—	—
Total consolidated	$ 414	$ 269	$ (220)	$ 14	$ 409

_____

(1) Consists of "employee compensation and benefit expenses" and "other operating expenses." Includes non-cash compensation and operating expenses of $56 million for Insurance segment, $17 million for Asset Management segment, and $5 million for Corporate division.

(2) Credit derivative impairment (recoveries) are included in "fair value gains (losses) on credit derivatives" in the Company's consolidated statements of operations, and in loss and LAE (benefit) on a segment basis.

The table below summarizes revenues for the operating segments, Corporate division and Other category by country of domicile for each period indicated, based on the country of domicile of the Company's subsidiaries that generated the revenues.

Segment, Corporate Division and Other
Revenues by Country of Domicile

	Year Ended December 31,		
Country of Domicile	2023	2022	2021
	(in millions)		
U.S.	$ 1,064	$ 727	$ 762
Bermuda	166	129	153
U.K.	36	32	42
Other	1	(1)	3
Total	$ 1,267	$ 887	$ 960

3. Outstanding Exposure

The Company sells credit protection primarily in financial guaranty insurance form. The Company may also sell credit protection by issuing policies that guarantee payment obligations under credit default swaps (CDS). The Company's contracts accounted for as credit derivatives are generally structured such that the circumstances giving rise to the Company's obligation to make loss payments are similar to those for its financial guaranty insurance contracts.

The Company seeks to limit its exposure to losses by underwriting obligations that it views to be investment grade at inception, although on occasion it may underwrite new issuances that it views to be below-investment grade (BIG), typically as part of its loss mitigation strategy for existing troubled exposures. The Company also seeks to acquire portfolios of insurance from financial guarantors that are no longer writing new business by acquiring such companies or providing reinsurance on a portfolio of insurance; in such instances, it evaluates the risk characteristics of the target portfolio, which may include some BIG exposures, as a whole in the context of the proposed transaction. The Company diversifies its insured portfolio across sector and geography and, in the structured finance portfolio, generally requires subordination or collateral to protect it from loss. Reinsurance may be used in order to reduce net exposure to certain insured transactions.

Public finance obligations insured by the Company primarily consist of general obligation bonds supported by the taxing powers of U.S. state or municipal governmental authorities, as well as tax-supported bonds, revenue bonds and other obligations supported by covenants from state or municipal governmental authorities or other municipal obligors to impose and collect fees and charges for public services or specific infrastructure projects. The Company includes within public finance

obligations those obligations backed by the cash flow from leases or other revenues from projects serving substantial public purposes, including utilities, toll roads, healthcare facilities and government office buildings. The Company also includes within public finance obligations similar obligations issued by U.S. and non-U.S. sovereign and sub-sovereign issuers and governmental authorities.

Structured finance obligations insured by the Company are generally issued by special purpose entities, including VIEs, and backed by pools of assets having an ascertainable cash flow or market value or other specialized financial obligations. Some of these VIEs are consolidated as described in Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles. Unless otherwise specified, the outstanding par and debt service amounts presented in this note include outstanding exposures on these VIEs whether or not they are consolidated.

The Company also writes specialty business that is consistent with its risk profile and benefits from its underwriting experience and other types of financial guaranties.

Significant Risk Management Activities

The Portfolio Risk Management Committee, which includes members of senior management and senior risk and surveillance officers, is responsible for enterprise risk management for the Insurance segment and focuses on measuring and managing insurance credit, market and liquidity risk for the Company. This committee establishes company-wide credit policy for the Company's direct and assumed insurance business. It implements specific insurance underwriting procedures and limits for the Company and allocates underwriting capacity among the Company's insurance subsidiaries. All insurance transactions in new asset classes or new jurisdictions must be approved by this committee.

The U.S., AG Re and AGRO risk management committees and AGUK's and AGE's (the European Insurance Subsidiaries) surveillance committees conduct in-depth reviews of the insured portfolios of the relevant subsidiaries, focusing on varying portions of the portfolio at each meeting. They review and may revise internal ratings assigned to the insured transactions and review sector reports, monthly product line surveillance reports and compliance reports.

All transactions in the insured portfolio are assigned internal credit ratings by the relevant underwriting committee at inception, and such credit ratings are updated by the relevant risk management or surveillance committee based on changes in transaction credit quality. As part of the surveillance process, the Company monitors trends and changes in transaction credit quality, and recommends such remedial actions as may be necessary or appropriate. The Company also develops strategies to enforce its contractual rights and remedies and to mitigate its losses, engage in negotiation discussions with transaction participants and, when necessary, manage the Company's litigation proceedings.

Surveillance Categories

The Company segregates its insured portfolio into investment grade and BIG surveillance categories to facilitate the appropriate allocation of resources to monitoring and loss mitigation efforts and to aid in establishing the appropriate cycle for periodic review of each exposure. BIG exposures include all exposures with internal credit ratings below BBB-.

The Company's internal credit ratings are based on internal assessments of the likelihood of default and loss severity in the event of default. Internal credit ratings are expressed on a ratings scale similar to that used by the rating agencies and generally reflect an approach similar to that employed by the rating agencies, except that the Company's internal credit ratings focus on future performance rather than lifetime performance.

The Company monitors its insured portfolio and refreshes its internal credit ratings on individual exposures in quarterly, semi-annual or annual cycles based on the Company's view of the exposure's credit quality, loss potential, volatility and sector. Ratings on exposures in sectors identified as under the most stress or with the most potential volatility are reviewed every quarter, although the Company may also review a rating in response to developments impacting a credit when a ratings review is not scheduled. For assumed exposures, the Company may use the ceding company's credit ratings of transactions where it is impractical for it to assign its own rating.

Exposures identified as BIG are subjected to further review to determine the probability of a loss. See Note 4, Expected Loss to be Paid (Recovered). Surveillance personnel then assign each BIG transaction to one of the three BIG surveillance categories described below based upon whether a future loss is expected and whether a claim has been paid. The Company uses the pre-tax book yield of the relevant subsidiary's investment portfolio to calculate the present value of projected payments and recoveries and determine whether a future loss is expected in order to assign the appropriate BIG surveillance

category to a transaction. For financial statement measurement purposes, the Company uses risk-free rates, which are determined each quarter, to calculate the expected loss.

More extensive monitoring and intervention are employed for all BIG surveillance categories, with internal credit ratings reviewed quarterly. For purposes of determining the appropriate surveillance category, the Company expects "future losses" on a transaction when the Company believes there is at least a 50% chance that, on a present value basis, it will in the future pay claims on that transaction that will not be fully reimbursed. The three BIG surveillance categories are:

- BIG Category 1: Below-investment-grade transactions showing sufficient deterioration to make future losses possible, but for which none are currently expected.
- BIG Category 2: Below-investment-grade transactions for which future losses are expected but for which no claims (other than liquidity claims, which are claims that the Company expects to be reimbursed within one year) have yet been paid.
- BIG Category 3: Below-investment-grade transactions for which future losses are expected and on which claims (other than liquidity claims) have been paid.

Financial Guaranty Exposure

The Company measures its financial guaranty exposure in terms of: (i) gross and net par outstanding; and (ii) gross and net debt service.

The Company typically guarantees the payment of debt service when due. Since most of these payments are due in the future, the Company generally uses gross and net par outstanding as a proxy for its financial guaranty exposure. Gross par outstanding generally represents the principal amount of the insured obligation at a point in time. Net par outstanding equals gross par outstanding net of any reinsurance. The Company includes in its par outstanding calculation the impact of any consumer price index inflator to the reporting date as well as, in the case of accreting (zero-coupon) obligations, accretion to the reporting date. Non U.S. dollar denominated par outstanding is translated at the spot rate at the end of the reporting period.

The Company has, from time to time, purchased securities that it has insured, and for which it had expected losses to be paid, in order to mitigate the economic effect of insured losses (Loss Mitigation Securities). The Company excludes amounts attributable to Loss Mitigation Securities from par and debt service outstanding, and instead reports Loss Mitigation Securities in the investment portfolio. The Company manages such securities as investments and not insurance exposure. As of December 31, 2023 and December 31, 2022 the Company excluded net par outstanding of $1.2 billion and $1.3 billion, respectively, attributable to Loss Mitigation Securities.

Gross debt service outstanding represents the sum of all estimated future debt service payments on the insured obligations, on an undiscounted basis. Net debt service outstanding equals gross debt service outstanding net of any reinsurance. Future debt service payments include the estimated impact of any consumer price index inflator after the reporting date, as well as, in the case of accreting (zero-coupon) obligations, accretion after the reporting date.

The Company calculates its debt service outstanding as follows:

- for insured obligations that are not supported by homogeneous pools of assets (which category includes most of the Company's public finance transactions), as the total estimated contractual future debt service due through maturity, regardless of whether the obligations may be called and regardless of whether, in the case of obligations where principal payments are due when an underlying asset makes a principal payment, the Company believes the obligations will be repaid prior to contractual maturity; and

- for insured obligations that are supported by homogeneous pools of assets that are contractually permitted to prepay principal (which category includes, for example, residential mortgage-backed securities (RMBS)), as the total estimated expected future debt service due on insured obligations through their respective expected terms, which includes the Company's expectations as to whether the obligations may be called and, in the case of obligations where principal payments are due when an underlying asset makes a principal payment, when the Company expects principal payments to be made prior to contractual maturity.

The calculation of debt service requires the use of estimates, which the Company updates periodically, including estimates and assumptions for the expected remaining term of insured obligations supported by homogeneous pools of assets, updated interest rates for floating and variable rate insured obligations, behavior of consumer price indices for obligations with

consumer price index inflators, foreign exchange rates and other assumptions based on the characteristics of each insured obligation. Debt service is a measure of the estimated maximum potential exposure to insured obligations before considering the Company's various legal rights to the underlying collateral and other remedies available to it under its financial guaranty contract.

Actual debt service may differ from estimated debt service due to refundings, terminations, negotiated restructurings, prepayments, changes in interest rates on variable rate insured obligations, consumer price index behavior differing from that projected, changes in foreign exchange rates on non-U.S. dollar denominated insured obligations and other factors.

Financial Guaranty Portfolio
Debt Service and Par Outstanding

	As of December 31, 2023				As of December 31, 2022			
	Gross		Net		Gross		Net	
	(in millions)							
Debt Service								
Public finance	$	386,494	$	386,419	$	359,899	$	359,703
Structured finance		11,543		11,217		10,273		10,248
Total financial guaranty	$	398,037	$	397,636	$	370,172	$	369,951
Par Outstanding								
Public finance	$	239,352	$	239,296	$	224,254	$	224,099
Structured finance		10,183		9,857		9,184		9,159
Total financial guaranty	$	249,535	$	249,153	$	233,438	$	233,258

In addition to amounts shown in the table above, the Company had outstanding commitments to provide guaranties of $193 million of public finance gross par and $1.7 billion of structured finance gross par as of December 31, 2023. These commitments are contingent on the satisfaction of all conditions set forth in the guaranties and may expire unused or be canceled at the counterparty's request. Therefore, the total commitment amount does not necessarily reflect actual future guaranteed amounts.

Financial Guaranty Portfolio by Internal Rating
As of December 31, 2023

Rating Category	Public Finance U.S. Net Par Outstanding	%	Public Finance Non-U.S. Net Par Outstanding	%	Structured Finance U.S. Net Par Outstanding	%	Structured Finance Non-U.S. Net Par Outstanding	%	Total Net Par Outstanding	%
	(dollars in millions)									
AAA	$ 110	0.1 %	$ 2,062	4.2 %	$ 867	10.0 %	$ 465	38.0 %	$ 3,504	1.4 %
AA	17,883	9.4	3,379	6.9	4,517	52.3	89	7.3	25,868	10.4
A	102,945	54.1	12,968	26.5	1,639	19.0	571	46.6	118,123	47.4
BBB	66,080	34.7	29,467	60.1	574	6.7	100	8.1	96,221	38.6
BIG	3,271	1.7	1,131	2.3	1,035	12.0	—	—	5,437	2.2
Total net par outstanding	$ 190,289	100.0 %	$ 49,007	100.0 %	$ 8,632	100.0 %	$ 1,225	100.0 %	$ 249,153	100.0 %

Financial Guaranty Portfolio by Internal Rating
As of December 31, 2022

Rating Category	Public Finance U.S.		Public Finance Non-U.S.		Structured Finance U.S.		Structured Finance Non-U.S.		Total	
	Net Par Outstanding	%	Net Par Outstanding	%	Net Par Outstanding	%	Net Par Outstanding	%	Net Par Outstanding	%
	(dollars in millions)									
AAA	$ 222	0.1 %	$ 1,967	4.4 %	$ 926	11.2 %	$ 469	50.4 %	$ 3,584	1.5 %
AA	16,241	9.1	3,497	7.9	4,633	56.3	12	1.3	24,383	10.5
A	96,807	53.9	9,271	20.9	1,075	13.1	340	36.5	107,493	46.1
BBB	62,570	34.8	28,747	64.6	479	5.8	110	11.8	91,906	39.4
BIG	3,796	2.1	981	2.2	1,115	13.6	—	—	5,892	2.5
Total net par outstanding	$ 179,636	100.0 %	$ 44,463	100.0 %	$ 8,228	100.0 %	$ 931	100.0 %	$ 233,258	100.0 %

The following tables present net par outstanding by sector for the financial guaranty portfolio.

Financial Guaranty Portfolio
Net Par Outstanding by Sector

Sector	As of December 31,	
	2023	2022
	(in millions)	
Public finance:		
U.S. public finance:		
General obligation	$ 74,609	$ 71,868
Tax backed	33,060	33,752
Municipal utilities	29,300	26,436
Transportation	22,052	19,688
Healthcare	12,604	11,304
Infrastructure finance	8,796	6,955
Higher education	7,250	7,137
Housing revenue	1,152	959
Investor-owned utilities	329	332
Renewable energy	167	180
Other public finance	970	1,025
Total U.S. public finance	190,289	179,636
Non-U.S public finance:		
Regulated utilities	20,545	17,855
Infrastructure finance	15,430	13,915
Sovereign and sub-sovereign	9,869	9,526
Renewable energy	2,030	2,086
Pooled infrastructure	1,133	1,081
Total non-U.S. public finance	49,007	44,463
Total public finance	239,296	224,099
Structured finance:		
U.S. structured finance:		
Insurance securitizations	4,379	3,879
RMBS	1,774	1,956
Pooled corporate obligations	631	625
Financial products	464	453
Consumer receivables	314	437
Subscription finance facilities	178	72
Other structured finance	892	806
Total U.S. structured finance	8,632	8,228
Non-U.S. structured finance:		
Subscription finance facilities	444	219
Pooled corporate obligations	425	344
RMBS	252	263
Other structured finance	104	105
Total non-U.S structured finance	1,225	931
Total structured finance	9,857	9,159
Total net par outstanding	$ 249,153	$ 233,258

Financial Guaranty Portfolio
Expected Amortization of Net Par Outstanding
As of December 31, 2023

	Public Finance	Structured Finance	Total
		(in millions)	
0 to 5 years	$ 49,880	$ 3,688	$ 53,568
5 to 10 years	51,004	3,417	54,421
10 to 15 years	44,051	1,269	45,320
15 to 20 years	32,379	885	33,264
20 years and above	61,982	598	62,580
Total net par outstanding	$ 239,296	$ 9,857	$ 249,153

Actual amortization differs from expected maturities because borrowers may have the right to call or prepay certain obligations, terminations and because of management's assumptions on structured finance amortization. The expected maturities of structured finance obligations are, in general, shorter than the contractual maturities for such obligations.

Financial Guaranty Portfolio
Components of BIG Net Par Outstanding
As of December 31, 2023

	BIG Net Par Outstanding				Net Par
	BIG 1	BIG 2	BIG 3	Total BIG	Outstanding
			(in millions)		
Public finance:					
U.S. public finance	$ 1,257	$ 926	$ 1,088	$ 3,271	$ 190,289
Non-U.S. public finance	1,131	—	—	1,131	49,007
Public finance	2,388	926	1,088	4,402	239,296
Structured finance:					
U.S. RMBS	22	36	883	941	1,774
Other structured finance	—	27	67	94	8,083
Structured finance	22	63	950	1,035	9,857
Total	$ 2,410	$ 989	$ 2,038	$ 5,437	$ 249,153

Financial Guaranty Portfolio
Components of BIG Net Par Outstanding
As of December 31, 2022

	BIG Net Par Outstanding				Net Par
	BIG 1	BIG 2	BIG 3	Total BIG	Outstanding
			(in millions)		
Public finance:					
U.S. public finance	$ 2,364	$ 108	$ 1,324	$ 3,796	$ 179,636
Non-U.S. public finance	981	—	—	981	44,463
Public finance	3,345	108	1,324	4,777	224,099
Structured finance:					
U.S. RMBS	18	39	953	1,010	1,956
Other structured finance	—	34	71	105	7,203
Structured finance	18	73	1,024	1,115	9,159
Total	$ 3,363	$ 181	$ 2,348	$ 5,892	$ 233,258

Financial Guaranty Portfolio
BIG Net Par Outstanding and Number of Risks
As of December 31, 2023

Description	Net Par Outstanding			Number of Risks (2)		
	Financial Guaranty Insurance (1)	Credit Derivatives	Total	Financial Guaranty Insurance (1)	Credit Derivatives	Total
	(dollars in millions)					
BIG 1	$ 2,394	$ 16	$ 2,410	95	2	97
BIG 2	979	10	989	13	2	15
BIG 3	2,010	28	2,038	109	7	116
Total BIG	$ 5,383	$ 54	$ 5,437	217	11	228

Financial Guaranty Portfolio
BIG Net Par Outstanding and Number of Risks
As of December 31, 2022

Description	Net Par Outstanding			Number of Risks (2)		
	Financial Guaranty Insurance (1)	Credit Derivatives	Total	Financial Guaranty Insurance (1)	Credit Derivatives	Total
	(dollars in millions)					
BIG 1	$ 3,357	$ 6	$ 3,363	122	1	123
BIG 2	171	10	181	14	2	16
BIG 3	2,307	41	2,348	111	10	121
Total BIG	$ 5,835	$ 57	$ 5,892	247	13	260

_____
(1)   Includes FG VIEs.
(2)   A risk represents the aggregate of the financial guaranty policies that share the same revenue source for purposes of making debt service payments.

When the Company insures an obligation, it assigns the obligation to a geographic location or locations based on its view of the geographic location of the risk. The Company seeks to maintain a diversified portfolio of insured obligations designed to spread its risk across a number of geographic areas.

Financial Guaranty Portfolio
Geographic Distribution of Net Par Outstanding
As of December 31, 2023

	Number of Risks	Net Par Outstanding	Percent of Total Net Par Outstanding
		(dollars in millions)	
U.S.:			
U.S. Public finance:			
California	1,213	$ 36,200	14.5 %
Texas	1,077	22,783	9.1
New York	774	17,751	7.1
Pennsylvania	534	16,941	6.8
Illinois	485	12,953	5.2
New Jersey	256	9,255	3.7
Florida	214	8,586	3.5
Michigan	231	5,533	2.2
Louisiana	132	4,758	1.9
Alabama	243	3,819	1.5
Other	1,897	51,710	20.8
Total U.S. public finance	7,056	190,289	76.3
U.S. Structured finance (multiple states)	359	8,632	3.5
Total U.S.	7,415	198,921	79.8
Non-U.S.:			
United Kingdom	271	39,394	15.8
Canada	5	1,696	0.7
Spain	9	1,649	0.7
France	7	1,565	0.6
Australia	6	1,518	0.6
Other	41	4,410	1.8
Total non-U.S.	339	50,232	20.2
Total	7,754	$ 249,153	100.0 %

Exposure to Puerto Rico

The Company had insured exposure to the general obligation bonds of the Commonwealth of Puerto Rico (Puerto Rico or the Commonwealth) and obligations of various authorities and public corporations of Puerto Rico aggregating $1.1 billion net par outstanding as of December 31, 2023, down from $1.4 billion as of December 31, 2022. All of the Company's insured exposure to Puerto Rico is rated BIG. As of December 31, 2023, the only remaining outstanding insured Puerto Rico exposure subject to a payment default was the Puerto Rico Electric Power Authority (PREPA). As of December 31, 2023, the Company had approximately $109 million of remaining non-defaulting Puerto Rico exposures related primarily to the Municipal Finance Agency (MFA), which are secured by a lien on local tax revenues and remain current on debt service payments.

On June 30, 2016, the Puerto Rico Oversight, Management, and Economic Stability Act (PROMESA) was signed into law. PROMESA established a seven-member Financial Oversight and Management Board (the FOMB) with authority to require that balanced budgets and fiscal plans be adopted and implemented by Puerto Rico. Title III of PROMESA provides for a process analogous to a voluntary bankruptcy process under Chapter 9 of the United States Bankruptcy Code.

After over five years of negotiations, a substantial portion of the Company's Puerto Rico exposure was resolved in 2022 in accordance with four orders entered by the United States District Court of the District of Puerto Rico (Federal District Court of Puerto Rico) related to the Company's exposure to all insured Puerto Rico credits experiencing payment default in 2022 except PREPA (2022 Puerto Rico Resolutions). As a result of the 2022 Puerto Rico Resolutions, during 2022 the Company's obligations under its insurance policies covering debt of the Puerto Rico Convention Center District Authority (PRCCDA) and Puerto Rico Infrastructure Authority (PRIFA) were extinguished, and its insurance exposure to Puerto Rico general obligations (GO) bonds, Public Buildings Authority (PBA) bonds and PRHTA bonds was greatly reduced. On August

31, 2023, the Company extinguished its remaining exposure to GO and PBA bonds by satisfying its obligations to insured bondholders holding custody receipts representing interests in legacy insured GO and PBA bonds.

Under the Modified Eighth Amended Title III Joint Plan of Adjustment of the Commonwealth of Puerto Rico, the Employees Retirement System of the Government of the Commonwealth of Puerto Rico, and the Puerto Rico Public Buildings Authority (GO/PBA Plan), the Company received cash, new general obligation bonds (New GO Bonds) and contingent value instruments (CVIs). In connection with the Modified Fifth Amended Title III Plan of Adjustment for PRHTA (HTA Plan) and related arrangements, the Company received cash and new bonds backed by toll revenues (Toll Bonds, and together with the New GO Bonds, New Recovery Bonds) from the PRHTA and CVIs from the Commonwealth. Cash, New Recovery Bonds and CVIs received pursuant to the 2022 Puerto Rico Resolutions are collectively referred to as Plan Consideration.

Upon receipt, Plan Consideration was reported in either cash, investments or FG VIEs' assets as described below.

- Investments and cash. Plan Consideration received in respect of bondholders whose principal of bonds insured by the Company were accelerated and became due and payable under the 2022 Puerto Rico Resolutions, or subsequently matured or extinguished, and the remaining New Recovery Bonds and CVIs were reported as follows: (i) cash, (ii) fixed-maturity, available for sale securities (New Recovery Bonds) and (iii) fixed-maturities, trading securities (CVIs). See Note 7, Investments and Cash, for the fair value of the New Recovery Bonds and CVIs remaining as of December 31, 2023.

- FG VIEs' assets. Plan Consideration received in respect of insured bondholders who elected to receive custody receipts that represent an interest in custodial trusts that hold the legacy insurance policy plus Plan Consideration that constitute distributions under the HTA Plan or the GO/PBA Plan were reported in FG VIEs' assets at the time of the receipt. The Company's insurance policy continues to guarantee principal and interest coming due on the legacy insured bonds in accordance with the terms of such insurance policy on the originally scheduled legacy bond interest and principal payment dates to the extent that distributions of Plan Consideration are insufficient to pay or prepay such amounts. On August 31, 2023, after notice to certain holders of custody receipts representing interests in legacy insured GO, PBA and HTA bonds, the Company satisfied its obligations under such legacy insured bonds with respect to $108 million net par outstanding as of August 31, 2023, and the custodial trusts released to AGC and AGM New Recovery Bonds and CVIs with a fair value totaling $73 million as of August 31, 2023. On December 28, 2023, all remaining Toll Bonds were redeemed for cash. See Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles.

The Company has sold a portion of New Recovery Bonds and CVIs it received, and may sell in the future any New Recovery Bonds or CVIs it continues to hold. The fair value of any New Recovery Bonds and CVIs that the Company retains will fluctuate from their date of acquisition. Any gains or losses on sales of New Recovery Bonds and CVIs in the investment portfolio are reported as realized gains and losses on investments and fair value gains (losses) on trading securities, respectively, rather than loss and LAE.

The CVIs are intended to provide creditors with additional recoveries tied to the outperformance of the Puerto Rico 5.5% Sales and Use Tax receipts against May 2020 certified fiscal plan projections, subject to annual and lifetime caps. As of December 31, 2023, all of the CVIs are reported in fixed-maturity securities, trading.

The Company is continuing its efforts to resolve the one remaining Puerto Rico insured exposure that is in payment default, PREPA. Economic, political and legal developments, including inflation and increases in the cost of petroleum products, may impact any resolution of the Company's PREPA insured exposure and the value of any remaining consideration received in connection with the 2022 Puerto Rico Resolutions or any future resolutions of the Company's PREPA insured exposures. The impact of developments relating to Puerto Rico during any quarter or year could be material to the Company's results of operations and shareholders' equity.

Puerto Rico Par and Debt Service Schedules

The following tables show the Company's insured exposure to general obligation bonds of Puerto Rico and various obligations of its related authorities and public corporations.

Puerto Rico
Gross Par and Gross Debt Service Outstanding

	Gross Par Outstanding		Gross Debt Service Outstanding	
	As of December 31,		As of December 31,	
	2023	2022	2023	2022
	(in millions)			
Exposure to Puerto Rico	$ 1,120	$ 1,378	$ 1,526	$ 1,899

Puerto Rico
Net Par Outstanding

	As of December 31,	
	2023	2022
	(in millions)	
Defaulted Puerto Rico Exposures		
PREPA	$ 624	$ 720
Total Defaulted	**624**	**720**
Resolved Puerto Rico Exposures (1)		
PRHTA (Transportation revenue)	244	298
PRHTA (Highway revenue)	128	182
Commonwealth of Puerto Rico - GO	—	25
PBA	—	4
Total Resolved	**372**	**509**
Other Puerto Rico Exposures (2)		
MFA	108	131
Puerto Rico Aqueduct and Sewer Authority (PRASA) and the University of Puerto Rico (U of PR)	1	1
Total Other	**109**	**132**
Total net exposure to Puerto Rico	**$ 1,105**	**$ 1,361**

_____

(1) Resolved pursuant to the 2022 Puerto Rico Resolutions. In January 2024, $144 million of the remaining PRHTA net par was paid down. The remaining liabilities are payable in full by the U.S. Insurance Subsidiaries under their financial guaranty policies and are no longer dependent on the credit of PRHTA.

(2) All debt service on these insured exposures have been paid to date without any insurance claim being made on the Company.

The following table shows the scheduled amortization of the insured general obligation bonds of Puerto Rico and various obligations of its related authorities and public corporations. The Company guarantees payment of interest and principal when those amounts are scheduled to be paid and cannot be required to pay on an accelerated basis, although in certain circumstances it may elect to do so. In the event that obligors default on their obligations, the Company would only be required to pay the shortfall between the debt service due in any given period and the amount paid by the obligors.

Amortization Schedule of Puerto Rico
Net Par Outstanding and Net Debt Service Outstanding
As of December 31, 2023

	Scheduled Net Par Amortization	Scheduled Net Debt Service Amortization
	(in millions)	
2024 (January 1 - March 31)	$ —	$ 24
2024 (April 1 - June 30)	—	3
2024 (July 1 - September 30)	110	134
2024 (October 1 - December 31)	—	3
Subtotal 2024	110	164
2025	84	132
2026	140	185
2027	120	158
2028	81	114
2029-2033	233	353
2034-2038	220	274
2039-2041	117	128
Total	$ 1,105	$ 1,508

PREPA

As of December 31, 2023, the Company had $624 million insured net par outstanding of PREPA obligations. The Company believes that the PREPA bonds are secured by a lien on the revenues of the electric system.

On April 8, 2022, Judge Laura Taylor Swain of the Federal District Court of Puerto Rico issued an order appointing as members of a PREPA mediation team U.S. Bankruptcy Judges Shelley Chapman (lead mediator), Robert Drain and Brendan Shannon. Judge Swain also entered a separate order establishing the terms and conditions of mediation, including that the mediation would terminate on June 1, 2022. Judge Swain has since extended the term of such mediation several times, most recently on September 29, 2023 extending the term to March 29, 2024. The FOMB filed an initial plan of adjustment and disclosure statement for PREPA with the Federal District Court of Puerto Rico on December 16, 2022.

On March 22, 2023, the Federal District Court of Puerto Rico held that the PREPA bondholders had perfected liens only in revenues that had been deposited in the sinking fund established under the PREPA trust agreement and related funds over which the bond trustee had control but did not have a lien in future revenues until deposited in those funds. The Federal District Court of Puerto Rico also held, however, that PREPA bondholders do have recourse under the PREPA trust agreement in the form of an unsecured net revenue claim. At that time, the Federal District Court of Puerto Rico declined to value the unsecured net revenue claim or the method for its determination. The ultimate value of the claim, according to the Federal District Court of Puerto Rico, should be determined through a claim estimation proceeding.

On June 6-8, 2023, the Federal District Court of Puerto Rico held a claim estimation proceeding and, on June 26, 2023, issued an opinion and order estimating the unsecured net revenue claim to be $2.4 billion as of July 3, 2017. This estimate included a determination that PREPA's discounted cash flows, using the FOMB's base-case incremental net revenues over a 100-year collection period and a discount rate of 7%, would be $3.0 billion, and should be reduced by an additional 20% for collection risk. PREPA bondholders had sought an unsecured net revenue claim of approximately $8.5 billion.

On November 17, 2023, the Federal District Court of Puerto Rico approved the supplemental disclosure statement (Supplemental Disclosure Statement) supporting the PREPA plan of adjustment filed by the FOMB (as amended or modified from time to time). On December 29, 2023, FOMB filed with the Federal District Court of Puerto Rico its most recent plan of adjustment for PREPA, the Fourth Amended Title III Plan of Adjustment (FOMB PREPA Plan). The Supplemental Disclosure Statement and the FOMB PREPA Plan are based on the last revised PREPA fiscal plan certified by the FOMB on June 23, 2023 (2023 PREPA Fiscal Plan).

On November 28, 2023, the Federal District Court of Puerto Rico finally adjudicated all claims and counterclaims in the PREPA lien challenge adversary proceeding. On November 30, 2023, the Company filed a notice of appeal with the United States Court of Appeals for the First Circuit (First Circuit) for portions of the March 22, 2023 decision, including the lien scope

ruling and the need for a claim estimation proceeding, as well as the June 26, 2023 claim estimation ruling. On January 29, 2024, the First Circuit heard oral arguments for the Company's appeals.

The FOMB PREPA Plan would split bondholders into two groups: one that would settle litigation regarding whether creditor repayment is limited to existing accounts, and another group that would continue litigating whether bondholders are secured by PREPA's current and future revenue collections. The FOMB PREPA Plan also would further split settling bondholders into two sub-groups: one consisting of certain original settling bondholders that would receive an enhanced recovery (compared to non-settling bondholders) plus other supporting creditor payments, while the second settling sub-group would receive only the enhanced recovery. The FOMB asserts that, other than for pension claims, PREPA's debt capacity is $2.5 billion, of which approximately $1.4 billion is allocated to settling creditors. The remaining $1.1 billion is allocated to (i) non-settling bondholders, and (ii) general unsecured creditors (GUCs). The most recent revised FOMB PREPA Plan provides for reduced payments to bondholders since lower projected PREPA revenues are included in the 2023 PREPA Fiscal Plan than had been previously anticipated. The FOMB PREPA Plan estimates that non-settling bondholders will receive a recovery of 12.5% of their allowed unsecured net revenue claim. The Company is opposed to the FOMB PREPA Plan and has joined with a group of non-settling bondholders that continue to litigate whether creditor repayments will include future revenue collections.

The confirmation hearing for the FOMB PREPA Plan is currently scheduled to occur in March 2024.

PRHTA

As of December 31, 2023, the Company had $372 million of insured net par outstanding of legacy PRHTA bonds: $244 million insured net par outstanding of PRHTA (transportation revenue) bonds and $128 million insured net par outstanding of PRHTA (highway revenue) bonds. This net par outstanding primarily represents the Company's exposure in respect of legacy insured PRHTA bondholders who elected to receive custody receipts that represent an interest in the legacy insurance policy plus Plan Consideration.

In the fourth quarter of 2023, all of the Toll Bonds in the HTA Puerto Rico Trusts were called, resulting in cash proceeds of $154 million. Such cash proceeds comprise the vast majority of the assets in the Puerto Rico Trusts as of December 31, 2023. In January 2024, such proceeds were used to pay down a portion of the liabilities of the Puerto Rico Trusts. The remaining liabilities of the Puerto Rico Trusts are payable in full by the U.S. Insurance Subsidiaries under their financial guaranty policies and are no longer dependent on the credit of PRHTA.

Puerto Rico Litigation

Currently, there are numerous legal actions relating to the default by the Commonwealth and certain of its instrumentalities on debt service payments, and related matters, and the Company is a party to a number of them. The Company has taken legal action, and may take additional legal action in the future, to enforce its rights with respect to the remaining Puerto Rico obligations it still insures. In addition, the Commonwealth, the FOMB and others have taken legal action naming the Company as party.

Certain legal actions involving the Company and relating to the Commonwealth, PRCCDA, PRIFA or PRHTA, were resolved on March 15, 2022, and all remaining legal actions involving the Company and relating to PRHTA were resolved on December 6, 2022, in connection with the consummation of the 2022 Puerto Rico Resolutions. There remains one active proceeding related to PREPA, while there are a number of unresolved proceedings involving the Company and relating to the default by the Commonwealth or its instrumentalities that remain stayed pending the Federal District Court of Puerto Rico's determination on the PREPA plan of adjustment.

The remaining active proceeding was initiated by the FOMB in the Federal District Court of Puerto Rico on July 1, 2019 against U.S. Bank National Association, as trustee for PREPA's bonds, objecting to and challenging the validity, enforceability, and extent of prepetition security interests securing those bonds and seeking other relief. On September 30, 2022, the FOMB filed an amended complaint against the trustee (i) objecting to and challenging the validity, enforceability, and extent of prepetition security interests securing PREPA's bonds and (ii) arguing that PREPA bondholders' recourse was limited to certain deposit accounts held by the trustee. On October 7, 2022, the court approved a stipulation permitting AGM and AGC to intervene as defendants. Summary judgment motions were filed by plaintiffs and defendants on October 24, 2022. On March 22, 2023, the Federal District Court of Puerto Rico granted in part and denied in part each party's cross-motions for summary judgment. The Federal District Court of Puerto Rico found that the PREPA bondholders had perfected liens only in revenues that had been deposited in the sinking fund established under the PREPA trust agreement and related funds over which the bond trustee had control. The Federal District Court of Puerto Rico also held that the PREPA bondholders do have recourse under the

trust agreement in the form of an unsecured net revenue claim. In a June 26, 2023 opinion, the court estimated the PREPA bondholders' allowed unsecured net revenue claim to be $2.4 billion, which the court calculated by largely adopting the conclusions in the FOMB's expert report. On May 3, 2023, the court denied PREPA bondholders' request to certify their interlocutory appeal of the finding that the PREPA bondholders had perfected liens only in revenues that had been deposited in the sinking fund established under the PREPA trust agreement and related funds over which the bond trustee had control. On May 15, 2023, the FOMB filed its motion to dismiss the Trustee's and bondholders' counterclaims, which was granted by the court on November 28, 2023. AGM and AGC filed a notice of appeal on November 30, 2023. On January 29, 2024, the First Circuit heard oral arguments for the Company's appeals.

The unresolved proceedings initiated in the Federal District Court of Puerto Rico involving the Company and relating to the default by the Commonwealth or its instrumentalities that remain stayed pending the Federal District Court of Puerto Rico's determination on the PREPA plan of adjustment are:

• AGM and AGC motion to compel the FOMB to certify the PREPA restructuring support agreement executed in May 2019 (PREPA RSA) for implementation under Title VI of PROMESA.

• AGM and AGC motion to dismiss PREPA's Title III Bankruptcy proceeding or, in the alternative, to lift the PROMESA automatic stay to allow for the appointment of a receiver.

• Adversary complaint by certain fuel line lenders of PREPA against AGM and AGC, among other parties, including various PREPA bondholders and bond insurers, seeking, among other things, declarations that there is no valid lien securing the PREPA bonds unless and until such lenders are paid in full, as well as orders subordinating the PREPA bondholders' lien and claims to such lenders' claims, and declaring the PREPA RSA null and void.

• AGM and AGC motion to intervene in lawsuit by the retirement system for PREPA employees against, among others, the FOMB, PREPA, the Commonwealth, and the trustee for PREPA bondholders seeking, among other things, declarations that there is no valid lien securing the PREPA bonds other than on amounts in the sinking funds, and order subordinating the PREPA bondholders' lien and claim to the PREPA employees' claims.

Specialty Business

The Company also guarantees specialty business with risk profiles similar to those of its structured finance exposures written in financial guaranty form.

Specialty Business

	As of December 31, 2023		As of December 31, 2022	
	Gross Exposure	Net Exposure	Gross Exposure	Net Exposure
	(in millions)			
Insurance securitizations (1)	$ 1,370	$ 1,043	$ 1,314	$ 986
Aircraft residual value insurance policies	355	200	355	200
Other guaranties	2,057	2,057	228	228

_____
(1)   Insurance securitizations net exposure is projected to reach $1.2 billion in 2026.

All other exposures in the table above are rated investment-grade, except gross exposure of $144 million and net exposure of $84 million of aircraft residual value insurance, as of both December 31, 2023 and December 31, 2022.

Other guaranties in specialty business include an excess-of-loss guaranty of a minimum amount of billed rent on a diversified portfolio of real estate properties with an internal rating of AA that matures in 2042. The Company's maximum potential exposure under this guaranty, which is accounted for in accordance with Accounting Standards Codification (ASC) 460, *Guarantees,* was $1.6 billion as of December 31, 2023.

4.   Expected Loss to be Paid (Recovered)

Accounting Policy

Net expected loss to be paid (recovered) is equal to the present value of expected future cash outflows for loss and LAE payments, net of: (i) inflows for expected salvage, subrogation and other recoveries; (ii) excess spread on underlying collateral, as applicable, and (iii) amounts ceded to reinsurers. Cash flows are discounted at current risk-free rates. The Company updates the discount rates each quarter and reflects the effect of such changes in economic loss development.

Expected cash outflows and inflows are probability weighted cash flows that reflect management's assumptions about the likelihood of all possible outcomes based on all information available to the Company. Those assumptions consider the relevant facts and circumstances and are consistent with the information tracked and monitored through the Company's surveillance and risk-management functions. Expected loss to be paid (recovered) is important in that it represents the present value of amounts that the Company expects to pay or recover in future periods for all contracts.

Insured obligations with expected losses that were purchased by the Company are referred to as Loss Mitigation Securities and are recorded in the investment portfolio at fair value, excluding the value of the Company's insurance. Concurrently, the Company reduces any related expected loss to be paid (recovered). For Loss Mitigation Securities, the difference between the purchase price of the insured obligation and the fair value excluding the value of the Company's insurance (on the date of acquisition) is treated as a paid loss. See Note 7, Investments and Cash, and Note 9, Fair Value Measurement.

Similarly, in cases where issuers of insured obligations elected (or where an issuer and the Company negotiated) to deliver the underlying collateral, insured obligation, or a new security to the Company, expected loss to be paid (recovered) is reduced and the asset received is prospectively accounted for under the applicable guidance for that instrument.

Economic loss development represents the change in net expected loss to be paid (recovered) attributable to the effects of changes in the economic performance of insured transactions, changes in assumptions based on observed market trends, changes in discount rates, accretion of discount and the economic effects of loss mitigation efforts.

In order to effectively evaluate and manage the economics and liquidity of the entire insured portfolio, management assigns ratings and calculates expected loss to be paid (recovered), on contract-by-contract basis, in the same manner for all its exposures regardless of form or differing accounting models. The exposure reported in Note 3, Outstanding Exposure includes policies accounted for under various accounting models depending on the characteristics of the contract and the Company's control rights. The three primary models are: (1) insurance, as described in Note 5, Contracts Accounted for as Insurance; (2) derivatives, as described in Note 6, Contracts Accounted for as Credit Derivatives, and Note 9, Fair Value Measurement; and (3) FG VIE consolidation, as described in Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles. The Company has paid and expects to pay future losses and/or recover past losses on policies which fall under each of these accounting models. This note provides information regarding expected claim payments to be made and/or recovered under all contracts in the insured portfolio.

Loss Estimation Process

The Company's loss reserve committees estimate expected loss to be paid (recovered) for all contracts by reviewing analyses that consider various scenarios with corresponding probabilities assigned to them. Depending upon the characteristics of the risk, the Company's view of the potential size of any loss and the information available to the Company, that analysis may be based upon individually developed cash flow models, internal credit rating assessments, sector-driven loss severity assumptions and/or judgmental assessments. In the case of its assumed business, the Company may conduct its own analysis as just described or, depending on the Company's view of the potential size of any loss and the information available to the Company, the Company may use loss estimates provided by ceding insurers. Each quarter, the Company's loss reserve committees review and refresh their loss projection assumptions, scenarios and the probabilities they assign to those scenarios based on developments during the period and their view of future performance.

The financial guaranties issued by the Company insure the credit performance of the guaranteed obligations over an extended period of time, in some cases over 30 years, and in most circumstances the Company has no right to cancel such financial guaranties. As a result, the Company's estimate of ultimate loss on a policy is subject to significant uncertainty over the life of the insured transaction. Credit performance can be affected by economic, fiscal and financial market developments over the life of most contracts.

The Company does not use traditional actuarial approaches to determine its estimates of expected losses. The determination of expected loss to be paid (recovered) is an inherently subjective process involving numerous estimates, assumptions and judgments by management, using both internal and external data sources with regard to frequency and severity of loss, economic projections, governmental actions, legal developments, negotiations, recovery rates, delinquency and prepayment rates, timing of cash flows, and other factors that affect credit performance. These estimates, assumptions and judgments, and the factors on which they are based, may change materially over a reporting period, and have a material effect on the Company's financial statements. Each quarter, the Company may revise its scenarios and update its assumptions, including the probability weightings of its scenarios, based on public as well as nonpublic information obtained through its surveillance and loss mitigation activities.

Changes over a reporting period in the Company's loss estimates for public finance obligations supported by specified revenue streams, such as revenue bonds issued by toll road authorities, municipal utilities or airport authorities, generally will be influenced by factors impacting their revenue levels, such as changes in demand; changing demographics; and other economic factors, especially if the obligations do not benefit from financial support from other tax revenues or governmental authorities. Changes over a reporting period in the Company's loss estimates for its tax-supported and general obligation public finance transactions generally will be influenced by factors impacting the public issuer's ability and willingness to pay, such as changes in the economy and population of the relevant area; changes in the issuer's ability or willingness to raise taxes, decrease spending or receive federal assistance; new legislation; rating agency actions that affect the issuer's ability to refinance maturing obligations or issue new debt at a reasonable cost; changes in the priority or amount of pensions and other obligations owed to workers; developments in restructuring or settlement negotiations; and other political and economic factors. Changes in loss estimates may also be affected by the Company's loss mitigation efforts and other variables.

Changes in the Company's loss estimates for structured finance transactions generally will be influenced by factors impacting the performance of the assets supporting those transactions. For example, changes over a reporting period in the Company's loss estimates for its RMBS transactions may be influenced by factors such as the level and timing of loan defaults experienced, changes in housing prices, results from the Company's loss mitigation activities, and other variables.

Net economic loss development (benefit) over a reporting period may be attributable to a number of interrelated factors such as changes in discount rates, improvement or deterioration of transaction performance, changes in charge-offs, loss mitigation activity, changes to projected default curves, changes in severity rates, and outcome of disputed issues. Actual losses will ultimately depend on future events, transaction performance or other factors that are difficult to predict. As a result, the Company's current projections of certain losses may be subject to considerable uncertainty and may not reflect the Company's ultimate claims paid.

In some instances, the terms of the Company's policy or the terms of certain workout orders and resolutions give it the option to pay principal losses that have been recognized in the transaction but which it is not yet required to pay, thereby reducing the amount of guaranteed interest due in the future. The Company has sometimes exercised this option, which results in an acceleration of cash outflows but reduces overall losses paid.

Net Expected Loss to be Paid (Recovered) and Net Economic Loss Development (Benefit)
by Accounting Model

| | Net Expected Loss to be Paid (Recovered) | | Net Economic Loss Development (Benefit) | | |
| | As of December 31, | | Year Ended December 31, | | |
Accounting Model	2023	2022	2023	2022	2021
			(in millions)		
Insurance (see Note 5)	$ 263	$ 205	$ 174	$ (112)	$ (281)
FG VIEs (see Note 8) (1)	240	314	(11)	(17)	(20)
Credit derivatives (see Note 6)	2	3	1	4	14
Total	$ 505	$ 522	$ 164	$ (125)	$ (287)

_____

(1)   The net expected loss to be paid for FG VIEs primarily relates to trusts established as part of the 2022 Puerto Rico Resolutions (Puerto Rico Trusts) that were consolidated.

The following tables present a roll forward of net expected loss to be paid (recovered) for all contracts, which are accounted for under one of the following accounting models: insurance, derivative and FG VIE. The Company used risk-free rates for U.S. dollar denominated obligations that ranged from 3.79% to 5.40% with a weighted average of 4.10% as of December 31, 2023 and 3.82% to 4.69% with a weighted average of 4.08% as of December 31, 2022. Net expected losses to be paid for U.S. dollar denominated transactions represented approximately 96.1% and 98.5% of the total as of December 31, 2023 and December 31, 2022, respectively.

Net Expected Loss to be Paid (Recovered)
Roll Forward

	Year Ended December 31,					
	2023		2022		2021	
	(in millions)					
Net expected loss to be paid (recovered), beginning of period	$	522	$	411	$	529
Economic loss development (benefit) due to:						
Accretion of discount		20		16		7
Changes in discount rates		3		(115)		(33)
Changes in timing and assumptions		141		(26)		(261)
Total economic loss development (benefit)		164		(125)		(287)
Net (paid) recovered losses (1)		(181)		236		169
Net expected loss to be paid (recovered), end of period	$	505	$	522	$	411

_____

(1)   Net (paid) recovered losses in 2023 include recoveries related to various Puerto Rico securities transferred to the Company's investment portfolio upon the maturity and extinguishment of certain GO, PBA and HTA insured exposure. Net (paid) recovered losses in 2022 include the net amounts received pursuant to the 2022 Puerto Rico Resolutions, as described in Note 3, Outstanding Exposure.

Net Expected Loss to be Paid (Recovered)
Roll Forward by Sector

	Year Ended December 31, 2023							
Sector	Net Expected Loss to be Paid (Recovered) as of December 31, 2022		Net Economic Loss Development (Benefit)		Net (Paid) Recovered Losses (1)		Net Expected Loss to be Paid (Recovered) as of December 31, 2023	
	(in millions)							
Public finance:								
U.S. public finance	$	403	$	201	$	(206)	$	398
Non-U.S. public finance		9		11		—		20
Public finance		412		212		(206)		418
Structured finance:								
U.S. RMBS		66		(56)		33		43
Other structured finance		44		8		(8)		44
Structured finance		110		(48)		25		87
Total	$	522	$	164	$	(181)	$	505

Sector	Year Ended December 31, 2022			
	Net Expected Loss to be Paid (Recovered) as of December 31, 2021	Net Economic Loss Development (Benefit)	Net (Paid) Recovered Losses (1)	Net Expected Loss to be Paid (Recovered) as of December 31, 2022
	(in millions)			
Public finance:				
U.S. public finance	$ 197	$ 19	$ 187	$ 403
Non-U.S. public finance	12	(2)	(1)	9
Public finance	209	17	186	412
Structured finance:				
U.S. RMBS	150	(143)	59	66
Other structured finance	52	1	(9)	44
Structured finance	202	(142)	50	110
Total	$ 411	$ (125)	$ 236	$ 522

Sector	Year Ended December 31, 2021			
	Net Expected Loss to be Paid (Recovered) as of December 31, 2020	Net Economic Loss Development (Benefit)	Net (Paid) Recovered Losses (1)	Net Expected Loss to be Paid (Recovered) as of December 31, 2021
	(in millions)			
Public finance:				
U.S. public finance	$ 305	$ (182)	$ 74	$ 197
Non-U.S. public finance	36	(22)	(2)	12
Public finance	341	(204)	72	209
Structured finance:				
U.S. RMBS	148	(100)	102	150
Other structured finance	40	17	(5)	52
Structured finance	188	(83)	97	202
Total	$ 529	$ (287)	$ 169	$ 411

_____

(1)   Net of ceded paid losses, whether or not such amounts have been settled with reinsurers. Ceded paid losses are typically settled 45 days after the end of the reporting period. Such amounts are recorded as reinsurance recoverable on paid losses in "other assets."

The tables above include: (i) net LAE paid of $25 million, $33 million and $36 million for the years ended December 31, 2023, 2022 and 2021, respectively; and (ii) net expected LAE to be paid of $22 million as of December 31, 2023 and $11 million as of December 31, 2022.

Public Finance

The largest component of public finance net expected losses to be paid (recovered) and net economic loss development (benefit) are U.S. exposures, including Puerto Rico exposures, which are discussed in Note 3, Outstanding Exposure.

U.S. RMBS Loss Projections

The Company projects losses on its insured U.S. RMBS on a transaction-by-transaction basis by projecting the performance of the underlying pool of mortgages over time and then applying the structural features (e.g., payment priorities and tranching) of the RMBS and any expected representation and warranty recoveries/payables to the projected performance of the collateral over time. The resulting projected claim payments or reimbursements are then discounted using risk-free rates.

The further behind mortgage borrowers fall in making payments, the more likely it is that they will default. The rate at which borrowers from a particular delinquency category (number of monthly payments behind) eventually default is referred to as the "liquidation rate." The Company derives its liquidation rate assumptions from observed roll rates, which are the rates at which loans progress from one delinquency category to the next and eventually to default and liquidation. The Company

applies liquidation rates to the mortgage loan collateral in each delinquency category and makes certain timing assumptions to project near-term mortgage collateral defaults from loans that are currently delinquent.

Mortgage borrowers that are not behind on payments and have not fallen two or more payments behind in the last two years (generally considered performing borrowers) have demonstrated an ability and willingness to pay through challenging economic periods, and as a result are viewed as less likely to default than delinquent borrowers or those that have experienced delinquency recently. Performing borrowers that eventually default will also need to progress through delinquency categories before any defaults occur. The Company projects how many of the currently performing loans will default and when they will default, by first converting the projected near term defaults of delinquent borrowers derived from liquidation rates into a vector of conditional default rates (CDR), then projecting how the CDR will develop over time. Loans that are defaulted pursuant to the CDR after the near-term liquidation of currently delinquent loans represent defaults of currently performing loans and projected re-performing loans. The CDR is the outstanding principal amount of defaulted loans liquidated in the current month divided by the remaining outstanding amount of the whole pool of loans (collateral pool balance). The collateral pool balance decreases over time as a result of scheduled principal payments, partial and whole principal prepayments, and defaults.

In order to derive collateral pool losses from the collateral pool defaults it has projected, the Company applies a loss severity. The loss severity is the amount of loss the transaction experiences on a defaulted loan after the application of net proceeds from the disposal of the underlying property. The Company projects loss severities by sector and vintage based on its experience to date. The Company continues to update its evaluation of these loss severities as new information becomes available.

The Company projects the overall future cash flow from a collateral pool by adjusting the payment stream from the principal and interest contractually due on the underlying mortgages for the collateral losses it projects as described above; assumed voluntary prepayments; and servicer advances. The Company then applies an individual model of the structure of the transaction to the projected future cash flow from that transaction's collateral pool to project the Company's future claims and claim reimbursements for that individual transaction. Finally, the projected claims and reimbursements are discounted using risk-free rates. The Company runs several sets of assumptions regarding mortgage collateral performance, or scenarios, and probability weights them.

Each period the Company reviews the assumptions it uses to make RMBS loss projections with consideration of updates on the performance of its insured transactions (including early-stage delinquencies, late-stage delinquencies and loss severity) as well as the residential property market and economy in general. To the extent it observes changes, it makes a judgment as to whether those changes are normal fluctuations or part of a more prolonged trend. The assumptions that the Company uses to project RMBS losses are shown in the sections below.

Net Economic Loss Development (Benefit)
U.S. RMBS

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in millions)		
First lien U.S. RMBS	$ (7)	$ (36)	$ —
Second lien U.S. RMBS	(49)	(107)	(100)

First Lien U.S. RMBS Loss Projections: Alt-A, Prime, Option ARM and Subprime

The majority of projected losses in first lien U.S. RMBS transactions are expected to come from non-performing mortgage loans (those that are or have recently been two or more payments behind, have been modified, are in foreclosure, or have been foreclosed upon). Changes in the amount of non-performing loans from the amount projected in the previous period are one of the primary drivers of loss projections in this portfolio. In order to project the number of defaults arising from these delinquent and foreclosed loans, the Company applies a liquidation rate assumption to loans in each of various non-performing categories. The Company arrived at its liquidation rates based on data purchased from a third-party provider and assumptions about how delays in the foreclosure process and loan modifications may ultimately affect the rate at which loans are liquidated. Each quarter the Company reviews recent data and (if necessary) adjusts its liquidation rates based on its observations. The following table shows liquidation assumptions for various non-performing and re-performing categories.

First Lien U.S. RMBS Liquidation Rates

	As of December 31, 2023			As of December 31, 2022		
	Range			Range		
Current but recently delinquent	20%			20%		
30 – 59 Days Delinquent	30%	–	35%	30%	–	35%
60 – 89 Days Delinquent	40%	–	45%	40%	–	45%
90+ Days Delinquent	45%	–	60%	45%	–	60%
Bankruptcy	40%	–	50%	40%	–	50%
Foreclosure	55%	–	65%	55%	–	65%
Real Estate Owned	100%			100%		

While the Company uses the liquidation rates above to project defaults of non-performing loans (including current loans that were recently modified or delinquent), it projects defaults on presently current loans by applying a CDR curve. The start of that CDR curve is based on the defaults the Company projects will emerge from currently nonperforming, recently nonperforming and modified loans. The total amount of expected defaults from the non-performing loans is translated into a constant CDR (i.e., the CDR plateau), which, if applied for each of the next 36 months, results in the projection of the defaults that are expected to emerge from the various delinquency categories. The CDR thus calculated individually on the delinquent collateral pool for each RMBS is then used as the starting point for the CDR curve used to project defaults of the presently performing loans.

In the most heavily weighted scenario (the base scenario), after the 36-month CDR plateau period, each transaction's CDR is projected to improve over 12 months to a final CDR of 5% of the CDR plateau. In the base scenario, the Company assumes the final CDR will be reached one year after the 36-month CDR plateau period. Under the Company's methodology, defaults projected to occur in the first 36 months represent defaults that can be attributed to loans that were recently modified or delinquent, or that are currently delinquent or in foreclosure, while the defaults projected to occur using the projected CDR trend after the first 36-month period represent defaults attributable to borrowers that are currently performing or are projected to re-perform.

Another important driver of loss projections is loss severity, which is the amount of loss the transaction incurs on a loan after the application of net proceeds from the disposal of the underlying property. The Company assumes in the base scenario that recent (still historically elevated) loss severities will improve after loans with accumulated delinquencies and foreclosure cost are liquidated. The Company is assuming in the base scenario that the recent levels generally will continue for another 18 months. The Company determines its initial loss severity based on actual recent experience. Each quarter the Company reviews available data and (if necessary) adjusts its severities based on its observations. The Company then assumes that loss severities begin returning to levels consistent with underwriting assumptions beginning after the initial 18-month period, declining to 40% in the base scenario over 2.5 years.

The following table shows the range as well as the average, weighted by outstanding net insured par, for key assumptions used in the calculation of expected loss to be paid (recovered) for individual transactions for vintage 2004 - 2008 first lien U.S. RMBS.

Key Assumptions in Base Scenario Expected Loss Estimates
First Lien U.S. RMBS

	As of December 31, 2023		As of December 31, 2022	
	Range	Weighted Average	Range	Weighted Average
Alt-A and Prime:				
CDR plateau	1.4 % − 9.0%	3.6%	1.6 % − 11.5%	5.1%
Final CDR	0.1 % − 0.4%	0.2%	0.1 % − 0.6%	0.3%
Initial loss severity	50%		50%	
Option ARM:				
CDR plateau	0.0 % − 8.9%	3.3%	2.0 % − 7.7%	4.3%
Final CDR	0.0 % − 0.4%	0.2%	0.1 % − 0.4%	0.2%
Initial loss severity	50%		50%	
Subprime:				
CDR plateau	0.3 % − 10.0%	4.4%	2.7 % − 9.7%	5.6%
Final CDR	0.0 % − 0.5%	0.2%	0.1 % − 0.5%	0.3%
Initial loss severity	50%		50%	

The rate at which the principal amount of loans is voluntarily prepaid may impact both the amount of losses projected (since that amount is a function of the CDR, the loss severity and the loan balance over time) as well as the amount of excess spread (the amount by which the interest paid by the borrowers on the underlying loan exceeds the amount of interest owed on the insured obligations). The assumption for the voluntary conditional prepayment rate (CPR) follows a pattern similar to that of the CDR. The current level of voluntary prepayments is assumed to continue for the plateau period before gradually increasing over 12 months to the final CPR, which is assumed to be 15% in the base scenario. For transactions where the initial CPR is higher than the final CPR, the initial CPR is held constant and the final CPR is not used. These CPR assumptions are the same as those the Company used for December 31, 2022.

The Company incorporates a recovery assumption into its reserving model to reflect observed trends in recoveries of deferred principal balances of modified first lien loans that had been previously written off. For transactions where the Company has detailed loan information, the Company assumes, in the base scenario, that 30% of the deferred loan balances will eventually be recovered upon sale of the collateral or refinancing of the loans. In the first quarter of 2023, in light of volatility in interest rates, the mortgage market and home prices, the Company began incorporating higher (a 50% recovery rate) and lower (a 10% recovery rate) levels into the least and most stressful scenarios, which widened the range of possible outcomes but had a minimal effect on the weighted average recovery, which at the time was 20%. Additionally, in the third quarter of 2023, due to home prices reaching all time highs, the Company increased its scenario based recovery assumptions such that the weighted average recovery percentage increased from 20% to approximately 30%. The effect of these updated assumptions on expected losses was a benefit of $7 million in 2023.

In estimating expected losses, the Company modeled and probability weighted sensitivities for first lien U.S. RMBS transactions by varying its assumptions of how fast a recovery is expected to occur. One of the variables used to model sensitivities was how quickly the CDR returned to its modeled equilibrium, which was defined as 5% of the CDR plateau. The Company also stressed CPR and the speed of recovery of loss severity rates. The Company probability weighted a total of five scenarios as of December 31, 2023 and December 31, 2022.

Certain transactions benefit from excess spread when they are supported by large portions of fixed rate assets (either originally fixed or modified to be fixed) but have insured floating rate debt linked to the Secured Overnight Finance Rate (SOFR). An increase in projected SOFR decreases excess spread, while lower SOFR projections result in higher excess spread.

The Company used a similar approach to establish its scenarios as of December 31, 2023 as it used as of December 31, 2022, increasing and decreasing the periods of stress from those used in the base scenario, except as described above with regards to the increase in deferred principal recoveries. In the Company's most stressful scenario where 10% of deferred principal balances are assumed to be recovered, loss severities were assumed to rise and then recover over nine years and the initial ramp-down of the CDR was assumed to occur over 16 months, expected loss to be paid would increase from current

projections by approximately $30 million for all first lien U.S. RMBS transactions. In the Company's least stressful scenario where 50% of deferred principal balances are assumed to be recovered, the CDR plateau was six months shorter (30 months, effectively assuming that liquidation rates would improve) and the CDR recovery was more pronounced (including an initial ramp-down of the CDR over eight months), expected loss to be paid would decrease from current projections by approximately $22 million for all first lien U.S. RMBS transactions.

Second Lien U.S. RMBS Loss Projections

Second lien U.S. RMBS transactions include both home equity lines of credit (HELOC) and closed end second lien mortgages. The Company believes the primary variable affecting its expected losses in second lien RMBS transactions is the amount and timing of future losses or recoveries in the collateral pool supporting the transactions (including recoveries from previously charged-off loans). Expected losses are also a function of the structure of the transaction, the prepayment speeds of the collateral, the interest rate environment and assumptions about loss severity.

The Company estimates the amount of loans that will default over the next several years by first calculating expected liquidation rates for delinquent loans, and applying liquidation rates to currently delinquent loans in order to arrive at an expected dollar amount of defaults from currently delinquent collateral (plateau period defaults).

Similar to the methodology applied to first lien U.S. RMBS transactions, the Company then calculates a CDR that will cause the targeted amount of liquidations to occur during the plateau period.

For the base scenario, the CDR plateau is held constant for 36 months. Once the plateau period ends, the CDR is assumed to trend down in uniform increments for one year to its final long-term steady state CDR (5% of original plateau).

HELOC loans generally permitted the borrower to pay only interest for an initial period (often ten years) and, after that period, require the borrower to make both the monthly interest payment and a monthly principal payment. This causes the borrower's total monthly payment to increase, sometimes substantially, at the end of the initial interest-only period. A substantial number of loans in the Company's insured transactions had been modified to extend the interest-only period to 15 years. The majority of the modified loans had reset to fully amortizing by the end of 2022, and most of the remaining loans will reset over the next several years.

The Company has observed the performance of the modified loans that have finally reset to full amortization (which represent the majority of extended loans), and noted low levels of delinquency, even with substantial increases in monthly payments. This observed performance lowers the level of uncertainty regarding this modified cohort as the remainder continue to reset.

When a second lien loan defaults, there is generally a low recovery. The Company assumed, as of December 31, 2023 and December 31, 2022, that it will generally recover 2% of future defaulting collateral at the time of charge-off, with additional amounts of post charge-off recoveries projected to come in over time. A second lien on the borrower's home may be retained in the Company's second lien transactions after the loan is charged off and the loss applied to the transaction, particularly in cases where the holder of the first lien has not foreclosed. If the second lien is retained and the value of the home increases, the servicer may be able to use the second lien to increase recoveries, either by arranging for the borrower to resume payments or by realizing value upon the sale of the underlying real estate. The Company evaluates its assumptions quarterly based on actual recoveries of charged-off loans observed from period to period and reasonable expectations of future recoveries. In instances where the Company is able to obtain information on the lien status of charged-off loans, it assumes there will be a certain level of future recoveries of the balance of the charged-off loans where the second lien is still intact. The Company's base scenario recovery assumption for charged-off loans is 40% (up from 30% in December 31, 2022), as shown in the table below, based on observed trends and reasonable expectations of future recoveries. Such recoveries are assumed to be received evenly over the next five years. In the first quarter of 2023, in light of volatility in interest rates, the mortgage market and home prices, as with the first lien deferred principal balances detailed earlier, the Company also expanded the range of potential recoveries as a percentage of charged off loan balances. In the third quarter of 2023, this range was further expanded to represent a potential for greater future recoveries due to home prices reaching new record highs. The assumptions as of December 31, 2023 ranged from a 10% recovery of charged-off loan balances in the most stressful scenario and an 80% recovery in the least stressful scenario. The effect of these updated assumptions on expected loss to be paid (recovered) was a benefit of $31 million in 2023.

The rate at which the principal amount of loans is prepaid may impact both the amount of losses projected as well as the amount of excess spread. In the base scenario, an average CPR (based on experience of the past year) is assumed to

continue until the end of the plateau before gradually increasing to the final CPR over the same period the CDR decreases. The final CPR is assumed to be 15% for second lien U.S. RMBS transactions (in the base scenario), which is lower than the historical average but reflects the Company's continued uncertainty about the projected performance of the borrowers in these transactions. For transactions where the initial CPR is higher than the final CPR, the initial CPR is held constant and the final CPR is not used. This pattern is consistent with how the Company modeled the CPR as of December 31, 2022. To the extent that prepayments differ from projected levels the Company's projected excess spread and losses could materially change.

In estimating expected losses, the Company modeled and probability weighted five scenarios, each with a different CDR curve applicable to the period preceding the return to the long-term steady state CDR. The Company believes that the level of the elevated CDR and the length of time it will persist and the ultimate prepayment rate are the primary drivers of the amount of losses the collateral will likely suffer.

The following table shows the range as well as the average, weighted by net par outstanding, for key assumptions used in the calculation of expected loss to be paid (recovered) for individual transactions for vintage 2004 - 2008 HELOCs.

Key Assumptions in Base Scenario Expected Loss Estimates
HELOCs

	As of December 31, 2023		As of December 31, 2022	
	Range	Weighted Average	Range	Weighted Average
CDR plateau	0.0 % − 9.3%	2.6%	0.4 % − 8.4%	3.5%
Final CDR trended down to	0.0 % − 0.5%	0.1%	0.0 % − 0.4%	0.2%
Liquidation rates:				
Current but recently delinquent	20%		20%	
30 – 59 Days Delinquent	30		30	
60 – 89 Days Delinquent	40		40	
90+ Days Delinquent	60		60	
Bankruptcy	55		55	
Foreclosure	55		55	
Real Estate Owned	100		100	
Loss severity on future defaults	98%		98%	
Projected future recoveries on previously charged-off loans	10.0% - 80.0%	40.0%	30%	

The Company continues to evaluate the assumptions affecting its modeling results. The Company believes the most important driver of its projected second lien U.S. RMBS losses is the performance of its HELOC transactions.

The Company modeled scenarios with a longer period of elevated defaults and others with a shorter period of elevated defaults. In the Company's most stressful scenario, assuming 10% recoveries on charged-off loans, increasing the CDR plateau to 42 months and increasing the ramp-down by four months to 16 months (for a total stress period of 58 months) would decrease the expected recovery by approximately $87 million for HELOC transactions. On the other hand, in the Company's least stressful scenario, assuming 80% recoveries on charged-off loans, reducing the CDR plateau to 30 months and decreasing the length of the CDR ramp-down to eight months (for a total stress period of 38 months) and lowering the ultimate prepayment rate to 10% would increase the expected recovery by approximately $118 million for HELOC transactions.

Recovery Litigation and Dispute Resolution

In the ordinary course of their respective businesses, certain of AGL's subsidiaries are involved in litigation or other dispute resolution with third parties to recover insurance losses paid or return benefits received in prior periods or prevent or reduce losses in the future. The impact, if any, of these and other proceedings on the amount of recoveries the Company ultimately receives and losses it pays in the future is uncertain, and the impact of any one or more of these proceedings during any quarter or year could be material to the Company's financial statements.

The Company has asserted claims in a number of legal proceedings in connection with its exposure to Puerto Rico. See Note 3, Outstanding Exposure, for a discussion of the Company's exposure to Puerto Rico and related recovery litigation being pursued by the Company.

5.   Contracts Accounted for as Insurance

The portfolio of outstanding exposures discussed in Note 3, Outstanding Exposure, and Note 4, Expected Loss to be Paid (Recovered), includes contracts that are accounted for as insurance contracts, derivatives and consolidated FG VIEs. Amounts presented in this note relate only to contracts accounted for as insurance, unless otherwise specified. See Note 6, Contracts Accounted for as Credit Derivatives, for amounts related to CDS and Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles, for amounts related to consolidated FG VIEs.

Premiums

Accounting Policy

Financial guaranty contracts that meet the scope exception under derivative accounting guidance are subject to industry specific accounting guidance for financial guaranty insurance.

Premiums receivable represent the present value of contractual or expected future premium collections, discounted using risk-free rates. Unearned premium reserve represents deferred premium revenue less claim payments made (net of recoveries received) that have not yet been recognized in the statement of operations (i.e., contra-paid). The following discussion relates to the deferred premium revenue component of the unearned premium reserve, while the contra-paid is discussed below under "Losses and Recoveries."

The amount of deferred premium revenue at contract inception is determined as follows:

- For premiums received upfront on financial guaranty insurance contracts that were originally underwritten by the Company, deferred premium revenue is equal to the amount of cash received. Upfront premiums typically relate to public finance transactions.

- For premiums received in installments on financial guaranty insurance contracts that were originally underwritten by the Company, deferred premium revenue is calculated as the present value (discounted at risk free rates) of either: (i) contractual premiums due; or (ii) in cases where the underlying collateral is composed of homogeneous pools of assets, the expected premiums to be collected over the life of the contract. To be considered a homogeneous pool of assets, prepayments must be contractually allowable, the amount of prepayments must be probable, and the timing and amount of prepayments must be reasonably estimable. Installment premiums typically relate to structured finance (e.g., securitized debt) and infrastructure transactions, where the insurance premium rate is determined at the inception of the contract, but the insured par is subject to prepayment throughout the life of the transaction.

- For financial guaranty insurance contracts acquired in a business combination, deferred premium revenue is equal to the fair value of the Company's stand-ready obligation portion of the insurance contract, at the date of acquisition, based on what a hypothetical similarly rated financial guaranty insurer would have charged for the contract at that date (not the discounted future cash flows under the insurance contract). The amount of deferred premium revenue may differ significantly from cash collections primarily due to fair value adjustments recorded in connection with a business combination.

When the Company adjusts prepayment assumptions for expected premium collections for obligations backed by homogeneous pools of contractually prepayable assets, an adjustment is recorded to the deferred premium revenue, with a corresponding adjustment to premiums receivable. Premiums receivable are discounted at the risk-free rate at inception and such discount rate is updated only when changes to prepayment assumptions are made that change the expected date of final maturity. Accretion of the discount on premiums receivable is reported in "net earned premiums".

The Company recognizes deferred premium revenue as earned premium over the contractual period or expected period of the contract in proportion to the amount of insurance protection provided. As premium revenue is recognized, a corresponding decrease to the deferred premium revenue is recorded. The amount of insurance protection provided is a function of the insured par amount outstanding. Accordingly, the proportionate share of premium revenue recognized in a given reporting period is a constant rate calculated based on the relationship between the insured par amounts outstanding in the reporting period compared with the sum of each of the insured par amounts outstanding for all periods. When an insured financial obligation is retired before its maturity, the financial guaranty insurance contract is extinguished, and any nonrefundable deferred premium revenue related to that contract is accelerated and recognized as premium revenue. Any

unamortized acquisition costs are expensed. The Company assesses the need for an allowance for credit loss on premiums receivables each reporting period.

For assumed reinsurance contracts, net earned premiums reported in the consolidated statements of operations are calculated based upon data received from ceding companies; however, some ceding companies report premium data between 30 and 90 days after the end of the reporting period. The Company estimates net earned premiums for the lag period. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined. When installment premiums are related to assumed reinsurance contracts, the Company assesses the credit quality and available liquidity of the ceding companies and the impact of any potential regulatory constraints to determine the collectability of such amounts.

Ceded unearned premium reserve is recorded as an asset. Direct, assumed and ceded earned premiums are presented together as net earned premiums in the statement of operations.

Any premiums related to FG VIEs are eliminated in consolidation.

Insurance Contracts' Premium Information

Net Earned Premiums

		Year Ended December 31,				
		2023		2022		2021
		(in millions)				
Financial guaranty insurance:						
Scheduled net earned premiums	$	285	$	287	$	322
Accelerations from refundings and terminations (1)		29		179		59
Accretion of discount on net premiums receivable		26		24		30
Financial guaranty insurance net earned premiums		340		490		411
Specialty net earned premiums		4		4		3
Net earned premiums	$	344	$	494	$	414

_____
(1)   2022 accelerations include $133 million related to 2022 Puerto Rico Resolutions. See Note 3, Outstanding Exposure, for additional information.

Gross Premium Receivable, Net of Commissions Payable on Assumed Business
Roll Forward

		Year Ended December 31,				
		2023		2022		2021
		(in millions)				
Beginning of year	$	1,298	$	1,372	$	1,372
Less: Specialty insurance premium receivable		1		1		1
Financial guaranty insurance premiums receivable		1,297		1,371		1,371
Gross written premiums on new business, net of commissions		353		356		369
Gross premiums received, net of commissions		(261)		(345)		(383)
Adjustments:						
Changes in the expected term and debt service assumptions		1		2		6
Accretion of discount, net of commissions on assumed business		26		24		26
Foreign exchange gain (loss) on remeasurement		51		(111)		(22)
Expected recovery of premiums previously written off		—		—		4
Financial guaranty insurance premium receivable		1,467		1,297		1,371
Specialty insurance premium receivable		1		1		1
December 31,	$	1,468	$	1,298	$	1,372

Approximately 70% and 74% of gross premiums receivable, net of commissions payable at December 31, 2023 and December 31, 2022, respectively, are denominated in currencies other than the U.S. dollar, primarily the pound sterling and euro.

The timing and cumulative amount of actual collections and net earned premiums may differ from those of expected collections and of expected net earned premiums in the table below due to factors such as foreign exchange rate fluctuations, counterparty collectability issues, accelerations, commutations, restructurings, changes in the consumer price indices, changes in expected lives and new business.

Financial Guaranty Insurance
Expected Future Premium Collections and Earnings

	As of December 31, 2023	
	Future Premiums to be Collected (1)	Future Net Premiums to be Earned (2)
	(in millions)	
2024 (January 1 - March 31)	$ 58	$ 72
2024 (April 1 - June 30)	39	71
2024 (July 1 - September 30)	32	70
2024 (October 1 - December 31)	34	69
Subtotal 2024	163	282
2025	110	264
2026	106	247
2027	102	234
2028	95	220
2029-2033	402	909
2034-2038	275	602
2039-2043	199	375
After 2043	387	513
Total	$ 1,839	3,646
Future accretion		370
Total future net earned premiums		$ 4,016

_____

(1)   Net of assumed commissions payable.
(2)   Net of reinsurance.

Selected Information for Financial Guaranty Insurance Policies with Premiums Paid in Installments

	As of December 31,	
	2023	2022
	(dollars in millions)	
Premiums receivable, net of commissions payable	$ 1,467	$ 1,297
Deferred premium revenue	$ 1,768	$ 1,663
Weighted average risk-free rate used to discount premiums	2.1%	1.8%
Weighted average period of premiums receivable (in years)	12.5	12.9

Policy Acquisition Costs

Accounting Policy

Deferred acquisition costs (DAC) reported on the consolidated balance sheet represent the unamortized portion of (i) policy acquisition costs that are directly related and essential to the successful acquisition of an insurance contract and (ii) ceding commission income and expense. Deferred policy acquisition costs include the cost of underwriting personnel attributable to successful underwriting efforts. The Company conducts an annual time study, which requires the use of judgement, to estimate the amount of costs to be deferred.

DAC is generally amortized in proportion to net earned premiums. Amortization of deferred policy acquisition costs includes the accretion of discount on ceding commission receivable and payable. When an insured obligation is retired early, the remaining related DAC is expensed at that time.

Costs incurred for soliciting potential customers, market research, training, administration, unsuccessful acquisition efforts, and product development as well as overhead costs are charged to expense as incurred.

Expected losses and LAE, investment income, and the remaining costs of servicing the insured or reinsured business, are considered in determining the recoverability of DAC.

Policy Acquisition Costs

Roll Forward of Deferred Acquisition Costs

	Year Ended December 31,					
	2023		2022		2021	
	(in millions)					
Beginning of year	$	147	$	131	$	119
Costs deferred during the period		27		30		26
Costs amortized during the period		(13)		(14)		(14)
December 31,	$	161	$	147	$	131

Losses and Recoveries

Accounting Policies

Loss and LAE Reserve

Loss and LAE reserve reported on the balance sheet relates only to direct and assumed reinsurance contracts that are accounted for as insurance, substantially all of which are financial guaranty insurance contracts. The portion of any contract's reserve that is ceded to a reinsurer is reported as reinsurance recoverable on unpaid losses and reported in other assets. Any loss and LAE reserves related to FG VIEs are eliminated upon consolidation. Any expected losses to be paid (recovered) on credit derivatives are reflected in the fair value of credit derivatives.

Under financial guaranty insurance accounting, the sum of unearned premium reserve and loss and LAE reserve represents the Company's stand-ready obligation. A loss and LAE reserve for a financial guaranty insurance contract is recorded only to the extent, and for the amount, that expected loss to be paid plus contra-paid (total losses) exceed the deferred premium revenue, on a contract-by-contract basis. As a result, the Company has expected loss to be paid that has not yet been expensed. Such amounts will be recognized in future periods as deferred premium revenue amortizes into income.

When a claim or LAE payment is made on a contract, the Company first reduces any recorded loss and LAE reserve. To the extent there is insufficient loss and LAE reserve on a contract, then such claim payment is recorded as contra-paid, which reduces the unearned premium reserve. The contra-paid is recognized in "loss and loss adjustment expenses (benefit)" in the consolidated statement of operations when and for the amount that total losses exceed the remaining deferred premium revenue on the insurance contract. "Loss and loss adjustment expenses (benefit)" in the consolidated statement of operations is presented net of cessions to reinsurers.

Salvage and Subrogation Recoverable

Expected losses to be paid are reduced when a claim payment (or estimated future claim payment) entitles the Company to cash flows associated with salvage and subrogation rights from the underlying collateral of, or other recoveries relating to an insured exposure. Such reduction in expected loss to be paid can result in one of the following: (i) a reduction in the corresponding loss and LAE reserve with a benefit to the consolidated statement of operations; (ii) no effect on the consolidated balance sheet or statements of operations, if total loss is not in excess of deferred premium revenue; or (iii) the recording of a salvage asset with a benefit to the consolidated statements of operations if the transaction is in a net recovery position at the reporting date. The ceded component of salvage and subrogation recoverable is reported in "other liabilities."

Expected Loss to be Expensed

Expected loss to be expensed represents past or expected future financial guaranty insurance net claim payments that have not yet been expensed. Such amounts will be expensed in future periods as deferred premium revenue amortizes into income. Expected loss to be expensed is the Company's projection of incurred losses that will be recognized in future periods, excluding accretion of discount.

Insurance Contracts' Loss Information

Loss and LAE reserve and salvage and subrogation recoverable are discounted at risk-free rates for U.S. dollar denominated financial guaranty insurance obligations that ranged from 3.79% to 5.40% with a weighted average of 4.17% as of December 31, 2023, and 3.82% to 4.69% with a weighted average of 4.15% as of December 31, 2022.

The following tables provide information on net reserve (salvage), which includes loss and LAE reserves and salvage and subrogation recoverable, both net of reinsurance.

Net Reserve (Salvage) by Sector

	As of December 31,	
Sector	2023	2022
	(in millions)	
Public finance:		
U.S. public finance	$ 119	$ 71
Non-U.S. public finance	1	1
Public finance	120	72
Structured finance:		
U.S. RMBS	(87)	(77)
Other structured finance	42	42
Structured finance	(45)	(35)
Total	$ 75	$ 37

The table below provides a reconciliation of net expected loss to be paid (recovered) for financial guaranty insurance contracts to net expected loss to be expensed. Expected loss to be paid (recovered) for financial guaranty insurance contracts differs from expected loss to be expensed due to: (i) the contra-paid, which represents the claim payments made and recoveries received that have not yet been recognized in the statements of operations; (ii) salvage and subrogation recoverable for transactions that are in a net recovery position where the Company has not yet received recoveries on claims previously paid (and therefore recognized in income but not yet received); and (iii) loss reserves that have already been established (and therefore expensed but not yet paid).

Reconciliation of Net Expected Loss to be Paid (Recovered)
to Net Expected Loss to be Expensed
Financial Guaranty Insurance Contracts

	As of December 31, 2023
	(in millions)
Net expected loss to be paid (recovered) - financial guaranty insurance	$ 260
Contra-paid, net	22
Salvage and subrogation recoverable, net	297
Loss and LAE reserve - financial guaranty insurance contracts, net of reinsurance	(369)
Net expected loss to be expensed (present value)	$ 210

The following table provides a schedule of the expected timing of net expected losses to be expensed. The amount and timing of actual loss and LAE may differ from the estimates shown below due to factors such as accelerations, commutations, changes in expected lives and updates to loss estimates. This table excludes amounts related to FG VIEs, which are eliminated in consolidation.

Net Expected Loss to be Expensed
Financial Guaranty Insurance Contracts

	As of December 31, 2023
	(in millions)
2024 (January 1 - March 31)	$ 3
2024 (April 1 - June 30)	3
2024 (July 1 - September 30)	3
2024 (October 1 - December 31)	3
Subtotal 2024	12
2025	12
2026	16
2027	16
2028	15
2029-2033	69
2034-2038	48
2039-2043	11
After 2043	11
Net expected loss to be expensed (present value)	210
Future accretion	19
Total expected future loss and LAE	$ 229

The following table presents the loss and LAE (benefit) reported in the consolidated statements of operations by sector for insurance contracts.

Loss and LAE (Benefit) by Sector

	Year Ended December 31,		
Sector	2023	2022	2021
	(in millions)		
Public finance:			
U.S. public finance	$ 192	$ 125	$ (146)
Non-U.S. public finance	—	—	(9)
Public finance	192	125	(155)
Structured finance:			
U.S. RMBS	(34)	(112)	(69)
Other structured finance	4	3	4
Structured finance	(30)	(109)	(65)
Loss and LAE (benefit)	$ 162	$ 16	$ (220)

The following tables provide information on financial guaranty insurance contracts categorized as BIG.

Financial Guaranty Insurance
BIG Transaction Loss Summary
As of December 31, 2023

	Gross				Net Total BIG
	BIG 1	BIG 2	BIG 3	Total BIG	
	(dollars in millions)				
Number of risks (1)	95	13	109	217	217
Remaining weighted average period (in years)	9.6	15.9	7.5	9.9	10.0
Outstanding exposure:					
Par	$ 2,400	$ 979	$ 2,019	$ 5,398	$ 5,383
Interest	1,126	896	818	2,840	2,836
Total (2)	$ 3,526	$ 1,875	$ 2,837	$ 8,238	$ 8,219
Expected cash outflows (inflows)	$ 176	$ 187	$ 1,585	$ 1,948	$ 1,938
Potential recoveries (3)	(376)	(78)	(1,214)	(1,668)	(1,659)
Subtotal	(200)	109	371	280	279
Discount	56	(22)	(53)	(19)	(19)
Expected losses to be paid (recovered)	$ (144)	$ 87	$ 318	$ 261	$ 260
Deferred premium revenue	$ 100	$ 63	$ 142	$ 305	$ 305
Reserves (salvage)	$ (181)	$ 45	$ 209	$ 73	$ 72

Financial Guaranty Insurance
BIG Transaction Loss Summary
As of December 31, 2022

	Gross				Net Total BIG
	BIG 1	BIG 2	BIG 3	Total BIG	
	(dollars in millions)				
Number of risks (1)	122	14	111	247	247
Remaining weighted average period (in years)	11.3	8.7	7.6	9.8	9.8
Outstanding exposure:					
Par	$ 3,363	$ 171	$ 2,318	$ 5,852	$ 5,835
Interest	2,177	77	894	3,148	3,144
Total (2)	$ 5,540	$ 248	$ 3,212	$ 9,000	$ 8,979
Expected cash outflows (inflows)	$ 128	$ 121	$ 1,771	$ 2,020	$ 2,008
Potential recoveries (3)	(294)	(79)	(1,364)	(1,737)	(1,725)
Subtotal	(166)	42	407	283	283
Discount	35	(13)	(104)	(82)	(82)
Expected losses to be paid (recovered)	$ (131)	$ 29	$ 303	$ 201	$ 201
Deferred premium revenue	$ 170	$ 15	$ 160	$ 345	$ 345
Reserves (salvage)	$ (174)	$ 21	$ 186	$ 33	$ 33

_____

(1)   A risk represents the aggregate of the financial guaranty policies that share the same revenue source for purposes of making debt service payments.

(2)   Includes amounts related to FG VIEs.

(3)   Represents expected inflows from future payments by obligors pursuant to restructuring agreements, settlements, excess spread on any underlying collateral and other estimated recoveries. Potential recoveries also include recoveries on certain investment grade credits, related mainly to exposures that were previously BIG and for which claims have been paid in the past.

Reinsurance

The Company cedes portions of its gross insured financial guaranty exposure (Ceded Financial Guaranty Business) to third-party insurers. This Ceded Financial Guaranty Business represents $401 million, or approximately 0.1%, of the Company's total gross insured debt service of $398.0 billion, as of December 31, 2023. The Company also cedes $482 million of its $3.8 billion in gross insured specialty business exposure.

Effect of Reinsurance

The following table presents the components of premiums and losses reported in the consolidated statements of operations attributable to the Assumed and Ceded Businesses (both financial guaranty and specialty).

Components of Premiums Written, Premiums Earned and Loss and LAE (Benefit)

		Year Ended December 31,				
		2023		2022		2021
		(in millions)				
Premiums Written:						
Direct	$	307	$	377	$	355
Assumed (1)		50		(17)		22
Ceded		(16)		—		—
Net	$	341	$	360	$	377
Premiums Earned:						
Direct	$	319	$	469	$	385
Assumed		28		28		32
Ceded		(3)		(3)		(3)
Net	$	344	$	494	$	414
Loss and LAE (benefit):						
Direct (2)	$	157	$	32	$	(203)
Assumed		8		(17)		5
Ceded		(3)		1		(22)
Net	$	162	$	16	$	(220)

_____
(1) Negative assumed premiums written were due to terminations and changes in expected debt service schedules.
(2) See Note 4, Expected Loss to be Paid (Recovered), for additional information on the economic loss development (benefit).

6. Contracts Accounted for as Credit Derivatives

Amounts presented in this note relate only to contracts accounted for as derivatives, which are primarily CDS, and also include interest rate swaps.

The Company's credit derivatives are generally governed by International Swaps and Derivatives Association, Inc. documentation and have certain characteristics that differ from financial guaranty insurance contracts. For example, the Company's control rights with respect to a reference obligation under a CDS may be more limited than when the Company issues a financial guaranty insurance contract. In addition, there are more circumstances under which the Company may be obligated to make payments. Similar to a financial guaranty insurance contract, the Company would be obligated to pay if the obligor failed to make a scheduled payment of principal or interest in full. In certain credit derivative transactions, the Company also specifically agreed to pay if the obligor were to become bankrupt or if the reference obligation were restructured. Furthermore, in certain credit derivative transactions, the Company may be required to make a payment due to an event that is unrelated to the performance of the obligation referenced in the credit derivative. If events of default or termination events specified in the credit derivative documentation were to occur, the non-defaulting or the non-affected party, which may be either the Company or the counterparty, depending upon the circumstances, may decide to terminate a credit derivative prior to maturity. In that case, the Company may be required to make a termination payment to its swap counterparty upon such

termination. Absent such an event of default or termination event, the Company may not unilaterally terminate a credit derivative contract; however, the Company on occasion has mutually agreed with various counterparties to terminate certain CDS transactions.

Accounting Policy

Credit derivatives are recorded at fair value, and changes in fair value are reported in "Fair value gains (losses) on credit derivatives" in the consolidated statement of operations. The fair value of credit derivatives is determined on a contract-by-contract basis and presented as either a credit derivative assets reported in "other assets" or "credit derivative liabilities" in the consolidated balance sheets. See Note 9, Fair Value Measurement, for a discussion on the fair value methodology for credit derivatives.

Credit Derivatives Net Par Outstanding and Fair Value

The components of the Company's credit derivative net par outstanding by sector are presented in the table below. The estimated remaining weighted average life of credit derivatives was 11.1 years and 12.8 years as of December 31, 2023 and December 31, 2022, respectively.

Credit Derivatives (1)

Sector	As of December 31, 2023		As of December 31, 2022	
	Net Par Outstanding	Net Fair Value Asset (Liability)	Net Par Outstanding	Net Fair Value Asset (Liability)
	(in millions)			
U.S. public finance	$ 1,149	$ (15)	$ 1,175	$ (79)
Non-U.S. public finance	1,522	(20)	1,565	(58)
U.S. structured finance	322	(13)	342	(22)
Non-U.S. structured finance	615	(2)	121	(3)
Total	$ 3,608	$ (50)	$ 3,203	$ (162)

_____
(1)   Expected loss to be paid was $2 million as of December 31, 2023 and $3 million as of December 31, 2022.

Fair Value Gains (Losses) on Credit Derivatives

	Year Ended December 31,		
	2023	2022	2021
	(in millions)		
Realized gains (losses) and other settlements	$ 2	$ (2)	$ (3)
Net unrealized gains (losses)	112	(9)	(55)
Fair value gains (losses) on credit derivatives	$ 114	$ (11)	$ (58)

The impact of changes in credit spreads will vary based upon the volume, tenor, interest rates and other market conditions at the time these fair values are determined. In addition, since each transaction has unique collateral and structural terms, the change in fair value of each transaction may vary considerably. The fair value of credit derivative contracts generally also reflects the Company's own credit cost based on the price to purchase credit protection on AGC. The Company determines its own credit risk primarily based on quoted CDS prices traded on AGC at each balance sheet date.

CDS Spread on AGC (in basis points)

	As of		
	December 31, 2023	December 31, 2022	December 31, 2021
Five-year CDS spread	66	63	49
One-year CDS spread	23	26	16

Fair Value of Credit Derivative Assets (Liabilities) and Effect of AGC Credit Spread

	As of	
	December 31, 2023	December 31, 2022
	(in millions)	
Fair value of credit derivatives before effect of AGC credit spread	$ (76)	$ (207)
Plus: Effect of AGC credit spread	26	45
Net fair value of credit derivatives	$ (50)	$ (162)

The fair value of CDS contracts as of December 31, 2023, before considering the benefit applicable to AGC's credit spread, is a direct result of the relatively wider credit spreads under current market conditions compared to those at the time of underwriting for certain underlying credits with longer tenor.

7.   Investments and Cash

Accounting Policy

All fixed-maturity securities are reported on a trade date-basis, measured at fair value and classified as either trading or available-for-sale. Changes in fair value on trading fixed-maturity securities are reported as a component of net income, while unrealized gains and losses on available-for-sale fixed-maturity securities are reported in accumulated other comprehensive income (AOCI). Loss Mitigation Securities, which are a component of available-for-sale fixed-maturity securities, are accounted for based on their underlying investment type, excluding the effects of the Company's insurance.

Short-term investments, which are investments with a maturity of less than one year at the time of purchase, are carried at fair value and include amounts deposited in certain money market funds.

Other invested assets primarily consist of equity method investments; the Sound Point investment being the most significant. The Company reports its interest in the earnings of equity method investments in "equity in earnings (losses) of investees" in the consolidated statement of operations. Most equity method investments are reported on a one-quarter lag. At the time of acquisition, the difference between the Company's cost of an equity method investment (fair value) and the Company's proportionate share of the carrying value of the investee's net assets is referred to as the basis difference. The basis difference includes amounts attributed to finite-lived intangible assets, which are amortized over the assets' remaining useful life, and is reported in "equity in earnings (losses) of investees."

The Company classifies distributions received from equity method investments using the cumulative earnings approach in the consolidated statements of cash flows. Under the cumulative earnings approach, distributions received up to the amount of cumulative equity in earnings recognized are treated as returns on investment within operating cash flows, and those in excess of that amount are treated as returns of investment within investing cash flows.

Sound Point managed funds (and prior to July 1, 2023, AssuredIM managed funds), in which the Company invests (primarily through its investment subsidiary, AGAS), and where the Company has been deemed to be the primary beneficiary, are not reported in "investments" on the consolidated balance sheets, but rather, reported in "assets of consolidated investment vehicles" and "liabilities of consolidated investment vehicles," with the portion not owned by the Company presented as nonredeemable noncontrolling interests (NCI). See Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles, for further information regarding the CIVs.

Cash consists of cash on hand and demand deposits. See Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles, for cash and cash equivalents for consolidated VIEs.

Net investment income primarily includes the income earned on fixed-maturity securities and short-term investments, including amortization of premiums and accretion of discounts. For mortgage-backed securities and any other securities for which there is prepayment risk, prepayment assumptions are evaluated quarterly and revised as necessary. For securities other than purchased credit deteriorated (PCD) securities, any necessary adjustments due to changes in effective yields and expected maturities are recognized in net investment income using the retrospective method. PCD securities are defined as financial assets that, as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination.

Realized gains and losses on sales of available-for-sale fixed-maturity securities and credit losses are reported in the consolidated statement of operations. Net realized investment gains (losses) include sales of investments, which are determined

using the specific identification method, reductions to amortized cost of available-for-sale investments that have been written down due to the Company's intent to sell them or it being more-likely-than-not that the Company will be required to sell them, and the change in allowance for credit losses (including accretion) as discussed below.

For all fixed-maturity securities that were originally purchased with credit deterioration, accrued interest is not separately presented, but rather is a component of the amortized cost of the instrument. For all other available-for-sale securities, a separate amount for accrued interest is reported in "other assets".

Credit Losses

For an available-for-sale fixed-maturity security that has experienced a decline in fair value below its amortized cost due to credit related factors, an allowance is established for the difference between the estimated recoverable value and amortized cost with a corresponding charge to net realized investment gains (losses) in the consolidated statement of operations. The estimated recoverable value is the present value of cash flows expected to be collected. The allowance for credit losses is limited to the difference between amortized cost and fair value. Any difference between the security's fair value and its amortized cost that is not associated with credit related factors is presented as a component of AOCI.

When estimating future cash flows for fixed-maturity securities, management considers the historical performance of underlying assets and available market information as well as bond-specific considerations. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by security type:

- the extent to which fair value is less than amortized cost;
- credit ratings;
- any adverse conditions specifically related to the security, industry, and/or geographic area;
- changes in the financial condition of the issuer, or underlying loan obligors;
- general economic and political factors;
- remaining payment terms of the security;
- prepayment speeds;
- expected defaults; and
- the value of any embedded credit enhancements.

The assessment of whether a credit loss exists is performed each reporting period.

The allowance for credit losses and the corresponding charge to net realized investment gains (losses) may be reversed if conditions change. However, the allowance for credit losses is never reduced below zero. When the Company determines that all or a portion of a fixed-maturity security is uncollectible, the uncollectible amortized cost amount is written off with a corresponding reduction to the allowance for credit losses. If cash flows that were previously written off are collected, the recovery is recognized in net realized investment gains (losses).

An allowance for credit losses is established upon initial recognition for available-for-sale PCD securities. On the date of acquisition, the amortized cost of PCD securities is equal to the purchase price plus the allowance for credit losses, with no credit loss expense recognized in the consolidated statements of operations. After the date of acquisition, deterioration (or improvement) in credit will result in an increase (or decrease) to the allowance and an offsetting credit loss expense (or benefit). To measure this, the Company performs a discounted cash flow analysis. For PCD securities that are also beneficial interests, favorable or adverse changes in expected cash flows are recognized as a change in the allowance for credit losses. Changes in expected cash flows that are not captured through the allowance are reflected as a prospective adjustment to the security's yield within net investment income.

The Company has elected to not measure credit losses on its accrued interest receivable and instead write off accrued interest when it is six months past due or on the date it is deemed uncollectible, if earlier. All write-offs of accrued interest are recorded as a reduction to net investment income in the consolidated statements of operations.

For impaired securities that (i) the Company intends to sell, or (ii) it is more-likely-than-not that the Company will be required to sell before recovering its amortized cost, the amortized cost is written down to fair value with a corresponding charge to net realized investment gains (losses). No allowance is established in these situations and any previously recorded allowance is reversed. The new cost basis is not adjusted for subsequent increases in estimated fair value.

The Company monitors its equity method investments for indicators of other-than-temporary declines in fair value on an ongoing basis. If such a decline occurs, an impairment charge is recorded, measured as the difference between the carrying value and the estimated fair value.

Investment Portfolio

The majority of the investment portfolio comprises investment grade fixed-maturity securities managed by three outside managers. The Company has established investment guidelines for these investment managers regarding credit quality, exposure to a particular sector and exposure to a particular obligor within a sector.

The remainder of the investment portfolio primarily consists of (i) Loss Mitigation Securities; (ii) CVIs and New Recovery Bonds received in connection with the 2022 Puerto Rico Resolutions; (iii) equity method investments; and (iv) short-term investments. Equity method investments primarily consist of the investment in Sound Point and fund investments across a variety of strategies.

Investment Portfolio
Carrying Value

	As of December 31,	
	2023	2022
	(in millions)	
Fixed-maturity securities, available-for-sale (1):		
Externally managed (2)	$ 5,372	$ 5,824
Loss Mitigation Securities	459	506
Puerto Rico New Recovery Bonds (3) (6)	14	358
Other (4)	462	431
Fixed-maturity securities, trading - Puerto Rico CVIs (3)	318	303
Short-term investments	1,661	810
Other invested assets:		
Equity method investments:		
Sound Point	429	—
Alternative investments (5)	394	123
Other	6	10
Total	$ 9,115	$ 8,365

_____

(1)   7.8% and 7.4% of fixed-maturity securities were rated BIG as of December 31, 2023 and December 31, 2022, respectively, consisting primarily of Loss Mitigation Securities. 1.4% and 5.9% were not rated, as of December 31, 2023 and December 31, 2022, respectively.

(2)   As of December 31, 2023 and December 31, 2022, amounts include $318 million and $305 million, respectively, of CLOs that had been managed internally by AssuredIM under an investment management agreement until such CLOs transitioned to a third-party manager in June 2023.

(3)   These securities are not rated.

(4)   As of December 31, 2023 and December 31, 2022, amounts include $223 million and $232 million, respectively, of investment grade municipal bonds that had been managed by AssuredIM under an investment management agreement until June 2023. In connection with the Sound Point Transaction, the Company retained management of the strategy internally. As of December 31, 2023, the strategy was managed by the U.S. Insurance Subsidiaries for their own accounts. In February 2024, responsibility for the Company's investment grade municipal securities strategy was transitioned to a third-party asset manager.

(5)   Excludes certain investments in funds that are consolidated and accounted for as CIVs. See Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles.

(6)   In the fourth quarter of 2023, the majority of the New Recovery Bonds were called. See Note 3, Outstanding Exposure.

Upon closing of the Sound Point Transaction and the AHP Transaction in July 2023, the Company has increased the aggregate amount it has agreed to invest in alternative investments to $1.5 billion, including the $1 billion in Sound Point managed investments, subject to regulatory approval. The fair value of alternative investments as of December 31, 2023 was

$739 million. The Company had $779 million in unfunded commitments to alternative investments (of which $363 million is committed to specific funds). See Note 1, Business and Basis of Presentation for a description of the Sound Point Transaction.

Of the $1.5 billion mentioned above, the U.S. Insurance Subsidiaries through their jointly owned investment subsidiary, AGAS, are authorized to invest up to $750 million plus previously distributed gains of $108 million for a total of $858 million as of December 31, 2023. As of December 31, 2023, AGAS commitments to Sound Point and AHP funds were $775 million (of which $534 million was funded with a net asset value (NAV) of $571 million). This capital was committed to several funds, each dedicated to a single strategy, including CLOs, asset-based finance and healthcare structured capital. As of December 31, 2023, three of the eight funds in which AGAS invests are accounted for as CIVs. See Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles.

As of December 31, 2023, the aggregate carrying value of Company's investments in Sound Point and Sound Point managed funds was $631 million, consisting of the Company's equity method investments and certain fixed-maturity securities.

Accrued investment income, which is reported in "other assets," was $71 million as of both December 31, 2023 and December 31, 2022. In 2023, 2022 and 2021, the Company did not write off any accrued investment income.

Available-for-Sale Fixed-Maturity Securities by Security Type
As of December 31, 2023

Security Type	Percent of Total (1)	Amortized Cost	Allowance for Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
			(dollars in millions)			
Obligations of state and political subdivisions	41 %	$ 2,733	$ (13)	$ 33	$ (92)	$ 2,661
U.S. government and agencies	1	65	—	1	(6)	60
Corporate securities (2)	34	2,327	(6)	17	(197)	2,141
Mortgage-backed securities (3):						
RMBS	6	428	(21)	3	(68)	342
Commercial mortgage-backed securities (CMBS)	2	157	—	—	(6)	151
Asset-backed securities:						
CLOs	7	456	—	1	(7)	450
Other	7	465	(37)	—	(26)	402
Non-U.S. government securities	2	115	—	—	(15)	100
Total available-for-sale fixed-maturity securities	100 %	$ 6,746	$ (77)	$ 55	$ (417)	$ 6,307

Available-for-Sale Fixed-Maturity Securities by Security Type
As of December 31, 2022

Security Type	Percent of Total (1)	Amortized Cost	Allowance for Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
			(dollars in millions)			
Obligations of state and political subdivisions	45 %	$ 3,509	$ (14)	$ 37	$ (138)	$ 3,394
U.S. government and agencies	2	118	—	1	(8)	111
Corporate securities (2)	31	2,387	(6)	2	(299)	2,084
Mortgage-backed securities (3):						
RMBS	5	418	(19)	3	(62)	340
CMBS	4	282	—	—	(11)	271
Asset-backed securities:						
CLOs	6	449	—	—	(21)	428
Other	5	423	(26)	22	(26)	393
Non-U.S. government securities	2	121	—	—	(23)	98
Total available-for-sale fixed-maturity securities	100 %	$ 7,707	$ (65)	$ 65	$ (588)	$ 7,119

_____

(1)	Based on amortized cost.
(2)	Includes securities issued by taxable universities and hospitals.
(3)	U.S. government-agency obligations were approximately 42% of mortgage-backed securities as of December 31, 2023 and 30% as of December 31, 2022, based on fair value.

Gross Unrealized Loss by Length of Time
for Available-for-Sale Fixed-Maturity Securities for Which a Credit Loss was Not Recorded
As of December 31, 2023

	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
	(dollars in millions)					
Obligations of state and political subdivisions	$ 641	$ (4)	$ 931	$ (87)	$ 1,572	$ (91)
U.S. government and agencies	—	—	33	(6)	33	(6)
Corporate securities	72	(1)	1,426	(152)	1,498	(153)
Mortgage-backed securities:						
RMBS	27	(1)	124	(8)	151	(9)
CMBS	3	—	148	(6)	151	(6)
Asset-backed securities:						
CLOs	22	(1)	379	(6)	401	(7)
Other	1	—	26	(1)	27	(1)
Non-U.S. government securities	—	—	95	(15)	95	(15)
Total	$ 766	$ (7)	$ 3,162	$ (281)	$ 3,928	$ (288)
Number of securities (1)		274		1,266		1,525

Gross Unrealized Loss by Length of Time
for Available-for-Sale Fixed-Maturity Securities for Which a Credit Loss was Not Recorded
As of December 31, 2022

	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
	(dollars in millions)					
Obligations of state and political subdivisions	$ 1,763	$ (79)	$ 163	$ (56)	$ 1,926	$ (135)
U.S. government and agencies	32	—	52	(8)	84	(8)
Corporate securities	1,276	(95)	519	(147)	1,795	(242)
Mortgage-backed securities:						
RMBS	147	(9)	3	(1)	150	(10)
CMBS	270	(11)	—	—	270	(11)
Asset-backed securities:						
CLOs	171	(7)	250	(14)	421	(21)
Other	27	(2)	—	—	27	(2)
Non-U.S. government securities	65	(10)	30	(13)	95	(23)
Total	$ 3,751	$ (213)	$ 1,017	$ (239)	$ 4,768	$ (452)
Number of securities (1)		1,340		466		1,776

_____

(1) The number of securities does not add across because lots consisting of the same securities have been purchased at different times and appear in both categories above (i.e., less than 12 months and 12 months or more). If a security appears in both categories, it is counted only once in the total column.

The Company considered the credit quality, cash flows, interest rate movements, ability to hold a security to recovery and intent to sell a security in determining whether a security had a credit loss. The Company has determined that the unrealized losses recorded as of December 31, 2023 and December 31, 2022 were primarily related to higher interest rates rather than credit quality. As of December 31, 2023, the Company did not intend to and was not required to sell investments in an unrealized loss position prior to expected recovery in value. As of December 31, 2023, of the securities in an unrealized loss position for which an allowance for credit loss was not recorded, 409 securities had unrealized losses in excess of 10% of their carrying value, whereas as of December 31, 2022, 567 securities had unrealized losses in excess of 10% of their carrying

value. The total unrealized loss for these securities was $200 million as of December 31, 2023 and $329 million as of December 31, 2022.

The amortized cost and estimated fair value of available-for-sale fixed-maturity securities by contractual maturity as of December 31, 2023 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Distribution of Available-for-Sale Fixed-Maturity Securities by Contractual Maturity
As of December 31, 2023

	Amortized Cost		Estimated Fair Value	
	(in millions)			
Due within one year	$	331	$	325
Due after one year through five years		1,427		1,368
Due after five years through 10 years		1,741		1,675
Due after 10 years		2,662		2,446
Mortgage-backed securities:				
RMBS		428		342
CMBS		157		151
Total	$	6,746	$	6,307

Based on fair value, fixed-maturity securities, short-term investments and cash that are either held in trust for the benefit of third-party ceding insurers in accordance with statutory requirements, placed on deposit to fulfill state licensing requirements, or otherwise pledged or restricted totaled $234 million as of December 31, 2023 and $222 million as of December 31, 2022. The investment portfolio also contains securities that are held in trust by certain AGL subsidiaries or are otherwise restricted for the benefit of other AGL subsidiaries in accordance with statutory and regulatory requirements with a fair value of $1,154 million and $1,169 million as of December 31, 2023 and December 31, 2022, respectively.

No material investments of the Company were non-income producing during both the twelve-month periods ending December 31, 2023 and December 31, 2022.

Income from Investments

The components of income derived form the investment portfolio are presented in the following tables.

Income from Investments

	Year Ended December 31,					
	2023		2022		2021	
	(in millions)					
Investment income:						
Fixed-maturity securities, available-for-sale:						
Externally managed (1)	$	207	$	201	$	212
Loss Mitigation Securities		55		31		38
Puerto Rico, New Recovery Bonds		12		7		—
Other (2)		20		19		24
Short-term investments		73		15		—
Other invested assets		3		1		1
Investment income		370		274		275
Investment expenses		(5)		(5)		(6)
Net investment income	$	365	$	269	$	269
Fair value gains (losses) on trading securities (3)	$	74	$	(34)	$	—
Equity in earnings (losses) of investees						
Sound Point (5)	$	5	$	—	$	—
Funds (4)		15		2		30
Other		8		(41)		64
Equity in earnings (losses) of investees	$	28	$	(39)	$	94

_____

(1)   Includes income on the portion of the CLO portfolio that was managed by AssuredIM prior to July 1, 2023.
(2)   Includes income on the portion of the municipal bond portfolio that was managed by AssuredIM prior to July 1, 2023.
(3)   Fair value gains on trading securities pertaining to securities still held as of December 31, 2023 were $31 million for 2023. Fair value losses on trading securities pertaining to securities still held as of December 31, 2022 were $29 million for 2022.
(4)   Sound Point and AHP funds, and, prior to July 1, 2023, AssuredIM funds.
(5)   Beginning in the fourth quarter of 2023, equity in earnings (losses) includes the Company's share of the earnings of Sound Point, which is reported on a one-quarter lag.

Equity in Earnings (Losses) of Investees

As of December 31, 2023, the carrying value of the Company's investment in Sound Point was $429 million. The basis difference relates principally to goodwill and indefinite-lived intangible assets of $243 million, and finite-lived intangible assets of $37 million which had an average estimated term of 6.4 years.

Distributions received from equity method investments that are presented within operating activities in the consolidated statements of cash flows were $7 million, $10 million and $15 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The table below presents summarized financial information for equity method investments that meet, in aggregate, the requirements for reporting summarized disclosures. Such requirements were met in 2021, and the information for 2023 and 2022 is presented for comparative purposes.

Aggregate Equity Method Investments'
Summarized Balance Sheet Data

	As of December, 31			
	2023		**2022**	
	(in millions)			
Investments	$	1,735	$	444
Assets of consolidated funds and CLOs		1,449		—
Other assets		792		253
Total assets	$	3,976	$	697
Liabilities of consolidated funds and CLOs	$	1,342	$	—
Other liabilities		365		76
Total liabilities	$	1,707	$	76
Equity attributable to investees	$	2,234	$	621
Noncontrolling interest		35		—
Total equity	$	2,269	$	621

Aggregate Equity Method Investments'
Summarized Statement of Operations Data

	Year Ended December 31,					
	2023		**2022**		**2021**	
	(in millions)					
Fee income	$	57	$	15	$	29
Net gains (losses) on investments and investment income		129		(365)		456
Income of consolidated funds and CLOs		37		—		—
Other income		39		35		63
Total revenues	$	262	$	(315)	$	548
Expenses of consolidated funds and CLOs	$	25	$	—	$	—
Other expenses		108		49		64
Total expenses	$	133	$	49	$	64
Net income (loss)	$	129	$	(364)	$	484
Net income (loss) attributable to investees	$	127	$	(364)	$	484

Realized Investment Gains (Losses)

The table below presents the components of net realized investment gains (losses).

Net Realized Investment Gains (Losses)

	Year Ended December 31,					
	2023		**2022**		**2021**	
	(in millions)					
Gross realized gains on sales of available-for-sale securities (1)	$	21	$	3	$	20
Gross realized losses on sales of available-for-sale securities (2)		(19)		(45)		(5)
Net foreign currency gains (losses)		(1)		(4)		2
Change in the allowance for credit losses and intent to sell (3)		(14)		(21)		(7)
Other net realized gains (losses)		(1)		11		5
Net realized investment gains (losses)	$	(14)	$	(56)	$	15

_____
(1)   2023 and 2022 related primarily to sales of New Recovery Bonds received as part of the 2022 Puerto Rico Resolutions.
(2)   2022 related primarily to sales of New Recovery Bonds received as part of the 2022 Puerto Rico Resolutions.
(3)   Change in allowance for credit losses for all periods was primarily related to Loss Mitigation Securities.

The following table presents the roll forward of allowance for the credit losses on available-for-sale fixed-maturity securities.

Roll Forward of Allowance for Credit Losses
for Available-for-Sale Fixed-Maturity Securities

	Year Ended December 31,		
	2023	2022	2021
	(in millions)		
Balance, beginning of period	$ 65	$ 42	$ 78
Additions for securities for which credit losses were not previously recognized	—	7	4
Additions for purchases of securities accounted for as purchased financial assets with credit deterioration	—	2	—
Additions (reductions) for securities for which credit losses were previously recognized	12	14	2
Reductions for securities sold and other settlements	—	—	(42)
Balance, end of period	$ 77	$ 65	$ 42

During 2022, the Company purchased a Loss Mitigation Security with a fair value of $22 million that was accounted for as a PCD security. At acquisition, this security had unpaid principal on remaining collateral of $31 million, an allowance for credit losses of $2 million, and a non-credit related discount of $7 million. The Company did not purchase any other securities with credit deterioration during the periods presented. Most of the Company's securities with credit deterioration are Loss Mitigation Securities.

8.   Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles

Accounting Policy

The types of entities that the Company assesses for consolidation principally include: (i) financial guaranty variable interest entities; which include entities whose debt obligations the insurance subsidiaries insure in its financial guaranty business, and Puerto Rico Trusts, and (ii) investment vehicles in which the Company has a variable interest and which Sound Point manages, including (1) Sound Point funds since July 1, 2023 and (2) CLOs that are collateralized financing entities (CFEs), and CLO warehouses managed by AssuredIM prior to July 1, 2023.

For each of these types of entities, the Company first determines whether the entity is a VIE or a voting interest entity (VOE) which involves assessing, amongst other conditions, (i) whether the equity investment at risk is sufficient to cover the entity's expected losses and (ii) whether the holders of the equity investment at risk (as a group) have substantive voting rights. The Company reassesses whether an entity is a VIE upon the occurrence of certain significant events.

If the entity being evaluated for consolidation is not initially determined to be a VIE (or, later, if a significant event occurs that causes an entity to no longer qualify as a VIE), then the entity is a VOE. Consolidation generally is required when the Company, directly or indirectly, has a controlling financial interest of the VOE being assessed.

For entities determined to be a VIE, and in which the Company has a variable interest, the Company assesses whether it is the primary beneficiary of the VIE at the time it becomes involved with the entity and performs this assessment quarterly. In determining whether it is the primary beneficiary, the Company considers all facts and circumstances, including an evaluation of economic interests in the VIE held directly and indirectly through related parties. The Company is the primary beneficiary of a VIE when it has both: (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance; and (ii) the obligation to absorb losses (or the right to receive benefits) from the entity that could potentially be significant to the VIE.

If the Company concludes that it is the primary beneficiary of the VIE, it consolidates the VIE in the Company's consolidated financial statements. If, as part of its continual reassessment of the primary beneficiary determination, the Company concludes that it is no longer the primary beneficiary of a VIE, the Company deconsolidates the VIE and recognizes the impact of that change on the consolidated financial statements.

FG VIEs

For FG VIEs other than the Puerto Rico Trusts, the Company elected the fair value option (FVO) for all assets and liabilities. Upon initial adoption of the accounting guidance for VIEs in 2010, the Company elected to fair value its structured finance and other FG VIEs' assets and liabilities as the carrying amount transition method was not practical. To allow for consistency in the accounting for the assets and liabilities of its consolidated FG VIEs other than the Puerto Rico Trusts, the Company elected the FVO.

The consolidated Puerto Rico Trusts described below primarily include (i) cash or fixed-maturity debt securities that are carried at fair value and classified as either available-for-sale or trading securities similar to the fixed-maturity debt securities received pursuant to the 2022 Puerto Rico Resolutions and reported in the investment portfolio, and (ii) Puerto Rico Trust liabilities for which the Company elected the FVO in order to more closely mirror the fair value measurement of the Puerto Rico Trust liabilities to the fair value measurement of the Puerto Rico Trust assets.

The change in fair value of FG VIEs' assets and liabilities is reported in "fair value gains (losses) on FG VIEs" in the consolidated statement of operations, except for (i) the change in fair value attributable to change in instrument-specific credit risk (ISCR) on FG VIEs' liabilities, and (ii) unrealized gains and losses on the New Recovery Bonds in the Puerto Rico Trusts, which are both reported in other comprehensive income (OCI). Interest income and interest expense are derived from the trustee reports and also included in "fair value gains (losses) on FG VIEs." Investment income on the New Recovery Bonds and changes in fair value on the CVIs in the Puerto Rico Trusts are all reported in "fair value gains (losses) on FG VIEs" on the consolidated statement of operations, as applicable.

For those FG VIE liabilities with recourse to the Company, the portion of the inception-to-date change in fair value, attributable to ISCR, is calculated by holding all current period assumptions constant for each security and isolating the effect of the change in the Company's CDS spread from the most recent date of consolidation to the current period. In general, if the Company's CDS spread tightens, more value will be assigned to the Company's credit; however, if the Company's CDS spread widens, less value is assigned to the Company's credit.

The Company has limited contractual rights to obtain the financial records of its consolidated structured finance and other FG VIEs. The structured finance and other FG VIEs do not prepare separate GAAP financial statements; therefore, the Company compiles the FG VIE GAAP financial information based on trustee reports prepared by and received from third parties. Such trustee reports are not available to the Company in time for quarterly reporting and therefore FG VIEs other than the Puerto Rico Trusts are reported on a one quarter lag. As a result of the lag, cash and short-term investments do not reflect cash outflows (due to claim payments made by the Company) to the holders of the FG VIEs' debt until the subsequent reporting period.

The cash flows generated by the FG VIEs' assets, except for interest income, are classified as cash flows from investing activities. Paydowns of FG VIEs' liabilities are supported by the cash flows generated by FG VIEs' assets and, for liabilities with recourse, possibly claim payments made by AGM or AGC under their financial guaranty insurance contracts. Paydowns of FG VIEs' liabilities both with and without recourse are classified as cash flows used in financing activities. Interest income, interest expense and other expenses of the FG VIEs' assets and liabilities are classified as operating cash flows. Claim payments made by AGM and AGC under the financial guaranty contracts issued to the FG VIEs are eliminated upon consolidation. Therefore, such claim payments are treated as paydowns of the FG VIEs' liabilities and as a financing activity as opposed to an operating activity.

The Company's exposure provided through its financial guaranties with respect to debt obligations of FG VIEs is included within net par outstanding in Note 3, Outstanding Exposure.

CIVs

CIVs consist of certain Sound Point (and prior to July 1, 2023, AssuredIM) funds, CLOs and CLO warehouses in which the Company is the primary beneficiary. The consolidated funds are investment companies for accounting purposes and therefore account for their underlying investments at fair value. All CLOs and CLO warehouses (collectively, the consolidated

CLOs) were deconsolidated by the Company on July 1, 2023. The consolidated CLOs were CFEs and, therefore, the debt issued by, and loan assets held by, the consolidated CLOs were measured under the FVO using the CFE practical expedient. The assets and liabilities of consolidated CLO warehouses were also reported at fair value under the FVO election. Changes in the fair value of assets and liabilities of CIVs, interest income and interest expense are reported in "fair value gains (losses) on consolidated investment vehicles" in the consolidated statements of operations. Interest income from CLO assets is recorded based on contractual rates. All CIVs are reported on a quarter lag.

Upon consolidation of a Sound Point (and prior to July 1, 2023, AssuredIM) fund, the Company records NCI for the portion of each fund owned by employees and any third-party investors.

Investment transactions in the consolidated Sound Point (and prior to July 1, 2023, AssuredIM) funds are recorded on a trade/contract date basis. Money market investments held by these consolidated funds are classified as cash equivalents and carried at cost, consistent with those funds' separately issued financial statements. Therefore, the Company has included these amounts in the total amount of cash and cash equivalents on the consolidated statements of cash flows. Cash flows of the CIVs attributable to such entities' investment purchases and dispositions, as well as operating expenses of the investment vehicles, are presented as cash flows from operating activities in the consolidated statements of cash flows. Borrowings under credit facilities, debt issuances and repayments, and capital cash flows to and from investors are presented as financing activities, consistent with investment company guidelines.

FG VIEs

Structured Finance and Other FG VIEs

The insurance subsidiaries provide financial guaranties with respect to debt obligations of special purpose entities, including VIEs, but do not act as the servicer or collateral manager for any VIE obligations they guarantee. The transaction structure generally provides certain financial protection to the insurance subsidiaries. This financial protection can take several forms, the most common of which are overcollateralization, first loss protection (or subordination) and excess spread. In the case of overcollateralization (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations), the structure allows defaults of the securitized assets before a default is experienced on the structured finance obligation guaranteed by the insurance subsidiaries. In the case of first loss, the insurance subsidiaries' financial guaranty insurance policy only covers a senior layer of losses experienced by multiple obligations issued by the VIEs. The first loss exposure with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to VIEs generate interest income that is in excess of the interest payments on the debt issued by the VIE. Such excess spread is typically distributed through the transaction's cash flow waterfall and may be used to create additional credit enhancement, applied to redeem debt issued by the VIE (thereby, creating additional overcollateralization), or distributed to equity or other investors in the transaction.

The insurance subsidiaries are not primarily liable for the debt obligations issued by the structured finance and other FG VIEs (which excludes the Puerto Rico Trusts described below) they insure and would only be required to make payments on those insured debt obligations in the event that the issuer of such debt obligations defaults on any principal or interest due and only for the amount of the shortfall. AGL's and its insurance subsidiaries' creditors do not have any rights with regard to the collateral supporting the debt issued by the structured finance and other FG VIEs. Proceeds from sales, maturities, prepayments and interest from such underlying collateral may only be used to pay debt service on structured finance and other FG VIEs' liabilities.

As part of the terms of its financial guaranty contracts, the insurance subsidiaries obtain certain protective rights with respect to the VIE that give them additional controls over a VIE. These protective rights are triggered by the occurrence of certain events, such as failure to be in compliance with a covenant due to poor deal performance or a deterioration in a servicer's or collateral manager's financial condition. At deal inception, the insurance subsidiaries typically are not deemed to control the VIE; however, once a trigger event occurs, the insurance subsidiaries' control of the VIE typically increases. The Company continuously evaluates its power to direct the activities that most significantly impact the economic performance of VIEs that have debt obligations insured by the insurance subsidiaries and, accordingly, where they are obligated to absorb VIE losses or receive benefits that could potentially be significant to the VIE. The insurance subsidiaries are deemed to be the control party for certain VIEs under GAAP, typically when their protective rights give them the power to both terminate and replace the transaction's servicer or collateral manager, which are characteristics specific to the Company's financial guaranty contracts. If the protective rights that could make the insurance subsidiaries the control party have not been triggered, then the VIE is not consolidated. If the insurance subsidiaries are deemed to no longer have those protective rights, the VIE is deconsolidated.

The structured finance and other FG VIEs' liabilities that are guaranteed by the insurance subsidiaries are considered to be with recourse, because the insurance subsidiaries guarantee the payment of principal and interest regardless of the performance of the related FG VIEs' assets. The structured finance and other FG VIEs' liabilities that are not guaranteed by the insurance subsidiaries are considered to be without recourse, because the payment of principal and interest of these liabilities is wholly dependent on the performance of the FG VIEs' assets.

Number of Consolidated
Structured Finance and Other FG VIEs

	Year Ended December 31,		
	2023	2022	2021
Beginning of year	25	25	25
Consolidated	—	2	1
Deconsolidated	(1)	(2)	(1)
December 31	24	25	25

Puerto Rico Trusts

With respect to certain insured securities covered by the 2022 Puerto Rico Resolutions, insured bondholders were permitted to elect to receive custody receipts that represent an interest in the legacy insurance policy plus cash, New Recovery Bonds and/or CVIs that constitute distributions under the 2022 Puerto Rico Resolutions. At least one separate custodial trust was set up for each legacy insured bond, and the trusts are deconsolidated when their liabilities are paid off. For those who made the election above, distributions of Plan Consideration are passed through to insured bondholders under the custody receipts to the extent of any cash or proceeds of new securities held in the custodial trust and are applied to make payments and/or prepayments of amounts due under the legacy insured bonds. The Company's insurance policy continues to guarantee principal and interest coming due on the legacy insured bonds in accordance with the terms of such insurance policy on the originally scheduled legacy bond interest and principal payment dates to the extent that distributions of Plan Consideration are insufficient to pay or prepay such amounts after giving effect to the distributions described in the immediately preceding sentence. In the case of insured bondholders who elected to receive custody receipts, the Company retains the right to satisfy its obligations under the insurance policy with respect to the related legacy insured bonds at any time thereafter, with 30 days' notice, by paying 100% of the then outstanding principal amount of insured bonds plus accrued interest.

As of December 31, 2023, substantially all of the securities in the Puerto Rico Trusts had been called, and the assets in the Puerto Rico Trusts consisted primarily of cash. In January 2024, such cash proceeds were used to pay down a portion of the liabilities of the Puerto Rico Trusts. The remaining liabilities of the Puerto Rico Trusts will be paid by the U.S. Insurance Subsidiaries under their financial guaranty policies and are no longer dependent on the credit of PRHTA. As of December 31, 2023 and December 31, 2022, respectively, the Company consolidated 24 and 45 custodial trusts established as part of the 2022 Puerto Rico Resolutions discussed in Note 3, Outstanding Exposure, Exposure to Puerto Rico.

As of December 31, 2022, New Recovery Bonds in the Puerto Rico Trusts had an amortized cost and fair value of $204 million. As of December 31, 2022, 14 New Recovery Bonds in the Puerto Rico Trusts were in a gross unrealized loss position totaling $4 million and had a fair value of $110 million, all of which were in a continuous unrealized loss position for less than 12 months. The Company considered the credit quality, cash flows, interest rate movements, ability to hold a security to recovery and intent to sell a security in determining whether a security had a credit loss. The Company has determined that the unrealized losses recorded as of December 31, 2022 were primarily attributable to the change in interest rates, rather than credit quality. The Company did not intend to and was not required to sell these investments prior to an expected recovery in value. As of December 31, 2022, of the securities in an unrealized loss position for which an allowance for credit loss was not recorded, eight securities had unrealized losses in excess of 10% of their carrying value. The total unrealized loss for these securities was $3 million.

Components of FG VIEs' Assets and Liabilities

Net fair value gains and losses on FG VIEs are expected to reverse to zero by the maturity of the FG VIEs' debt, except for net premiums received and net claims paid by the insurance subsidiaries under the financial guaranty insurance contracts. The Company's estimate of expected loss to be paid (recovered) for FG VIEs is included in Note 4, Expected Loss to be Paid (Recovered).

The table below shows the carrying value of FG VIEs' assets and liabilities, segregated by type of collateral.

Consolidated FG VIEs by Type of Collateral

	As of December 31,			
	2023		**2022**	
	(in millions)			
FG VIEs' assets:				
U.S. RMBS first lien	$	145	$	167
U.S. RMBS second lien		28		30
Puerto Rico Trusts' assets (includes $1 and $209 at fair value) (1)		155		212
Other		—		7
Total FG VIEs' assets	$	328	$	416
FG VIEs' liabilities with recourse:				
U.S. RMBS first lien	$	156	$	176
U.S. RMBS second lien		21		24
Puerto Rico Trusts' liabilities		366		495
Other		—		7
Total FG VIEs' liabilities with recourse	$	543	$	702
FG VIEs' liabilities without recourse:				
U.S. RMBS first lien	$	11	$	13
Total FG VIEs' liabilities without recourse	$	11	$	13

_____

(1)   Includes $154 million and $2 million of cash as of December 31, 2023 and 2022.

The change in the ISCR of the FG VIEs' assets for which the Company elected the FVO (FG VIEs' assets at FVO) held as of December 31, 2023, 2022 and 2021 that was reported in the consolidated statements of operations for 2023, 2022 and 2021 were gains of $3 million, $10 million and $14 million, respectively. The ISCR amount is determined by using expected cash flows at the original date of consolidation, discounted at the effective yield, less current expected cash flows discounted at that same original effective yield.

The inception-to-date change in fair value of the FG VIEs' liabilities with recourse (all of which are measured at fair value under the FVO) attributable to the ISCR is calculated by holding all current period assumptions constant for each security and isolating the effect of the change in the insurance subsidiaries' CDS spread from the most recent date of consolidation to the current period.

Selected Information for FG VIEs' Assets and Liabilities
Measured under the FVO

	As of December 31,			
	2023		**2022**	
	(in millions)			
Excess of unpaid principal over fair value of:				
FG VIEs' assets	$	259	$	265
FG VIEs' liabilities with recourse		25		21
FG VIEs' liabilities without recourse		16		15
Unpaid principal balance for FG VIEs' assets that were 90 days or more past due		29		34
Unpaid principal for FG VIEs' liabilities with recourse (1)		568		723

_____

(1)   FG VIEs' liabilities with recourse will mature at various dates ranging from 2024 through 2041.

CIVs

In connection with the Sound Point Transaction and AHP Transaction, the Company reevaluated its consolidation conclusion for each CIV and deconsolidated all but three CIVs consisting of funds currently managed by Sound Point. The deconsolidation reduced CIV assets by $4.7 billion and CIV liabilities by $4.4 billion. The Company recognized a loss on deconsolidation of $16 million, which is reported in "fair value gains (losses) on CIVs." In addition, the deconsolidation

resulted in a decrease in NCI of $132 million at the time of deconsolidation. During 2022, the Company deconsolidated a CLO with assets and liabilities of $417 million.   In the fourth quarter of 2021, the Company consolidated AssuredIM managed fund and recognized a gain on consolidation of $31 million in 2021.

The assets and liabilities of the Company's CIVs are held within separate legal entities. The assets of the CIVs are not available to creditors of the Company, other than creditors of the applicable CIVs. In addition, creditors of the CIVs have no recourse against the assets of the Company, other than the assets of such applicable CIVs. Liquidity available at the Company's CIVs is not available for corporate liquidity needs, except to the extent of the Company's investment in the funds, subject to redemption provisions. Changes in the fair value of assets and liabilities of CIVs, interest income and expense, and gains and losses on consolidation and deconsolidation of CIVs are reported in "fair value gains (losses) on CIVs" in the consolidated statements of operations. Interest income from CLO assets is recorded based on contractual rates.

Number of Consolidated CIVs by Type

	As of December 31,	
CIV Type	**2023**	**2022**
Funds	3	8
CLOs	—	10
CLO warehouses	—	4
Total number of consolidated CIVs (1)	3	22

_____

(1)   As of December 31, 2022 two CIVs were VOEs.

The table below summarizes the change in the number of consolidated CIVs during each of the periods. During 2022 and 2021, two and five, respectively, consolidated CLO warehouses became CLOs.

Roll Forward of Number of Consolidated CIVs

	Year Ended December 31,		
	2023	**2022**	**2021**
Beginning of year	22	20	11
Consolidated	—	4	10
Deconsolidated	(19)	(2)	(1)
December 31	3	22	20

Assets and Liabilities of CIVs

| | As of December 31, | |
	2023	2022
	(in millions)	
Assets:		
Fund assets:		
Cash and cash equivalents	$ 35	$ 59
Fund investments, at fair value:		
Equity securities and warrants	83	434
Structured products	248	128
Corporate securities	—	96
Other	—	1
CLO and CLO warehouse assets:		
Cash	—	38
CLO investments:		
Loans in CLOs and CLO warehouses, FVO	—	4,570
Short-term investments, at fair value	—	135
Due from brokers and counterparties	—	32
Total assets (1)	$ 366	$ 5,493
Liabilities:		
CLO obligations, FVO (2)	$ —	$ 4,090
Warehouse financing debt, FVO (3)	—	313
Due to brokers and counterparties	—	112
Other liabilities (4)	4	110
Total liabilities	$ 4	$ 4,625

_____

(1) Includes investments with affiliated entities of $281 million as of December 31, 2023. Includes investments in AssuredIM funds and other affiliated entities of $392 million as of December 31, 2022. Includes assets and liabilities of a VOE of $58 million and $1 million, respectively, as of December 31, 2022.

(2) As of December 31, 2022, the weighted average maturity of CLO obligations was 6.2 years and the weighted average interest rate of CLO obligations was 5.3%.

(3) The weighted average maturity of warehouse financing debt of CLO warehouses was 1.9 years as of December 31, 2022. The weighted average interest rate of warehouse financing debt of CLO warehouses was 4.5% as of December 31, 2022.

(4) Includes $3 million with affiliated entities as of December 31, 2023 and $21 million of redeemable NCI as of December 31, 2022.

As of December 31, 2023 and December 31, 2022, the CIVs included derivative contracts with notional amounts totaling $36 million and $46 million, respectively, and average notional amounts of $41 million and $47 million, respectively. The fair value of derivative contracts is reported in the "assets of CIVs" or "liabilities of CIVs" in the consolidated balance sheets. The net change in fair value is reported in "fair value gains (losses) on CIVs" in the consolidated statements of operations.

NCI in CIVs

NCI represents the portion of the consolidated funds not owned by the Company and includes ownership interests of third parties, employees and former employees. The NCI is non-redeemable and presented on the statement of shareholders' equity.

Other Consolidated VIEs

In certain instances where the Company consolidates a VIE that was established as part of a loss mitigation negotiated settlement that results in the termination of the obligations under the original financial guaranty insurance or insured credit derivative contract, the Company classifies the assets and liabilities of that VIE in the line items that most accurately reflect the nature of such assets and liabilities, as opposed to within FG VIEs' assets and FG VIEs' liabilities. The largest of these VIEs

had assets of $92 million and liabilities of $7 million as of December 31, 2023 and assets of $86 million and liabilities of $12 million as of December 31, 2022, which were reported in "investments" and "credit derivative liabilities" on the consolidated balance sheets.

Non-Consolidated VIEs

As described in Note 3, Outstanding Exposure, the Company monitors all policies in the insured portfolio. Of the approximately 15 thousand policies monitored as of December 31, 2023, approximately 14 thousand policies are not within the scope of ASC 810 because these financial guaranties relate to the debt obligations of governmental organizations or financing entities established by a governmental organization. The majority of the remaining policies involve transactions where the Company is not deemed to currently have control over the FG VIEs' most significant activities. As of December 31, 2023 and 2022, the Company identified 68 and 85, respectively, policies that contain provisions and experienced events that may trigger consolidation.

The Company holds variable interests in non-FG VIEs which are not consolidated, as the Company is not the primary beneficiary. As of December 31, 2023, the Company's maximum exposure to losses relating to these non-FG VIEs was $326 million, which is limited to the carrying value of these investments of $314 million and other assets of $12 million.

9.   Fair Value Measurement

Accounting Policy

The Company carries a significant portion of its assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., exit or transfer price). The price represents the price available in the principal market for the asset or liability. If there is no principal market, then the price is based on a hypothetical market that maximizes the value received for an asset or minimizes the amount paid for a liability (i.e., the most advantageous market).

Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on either (i) internally developed models that primarily use, as inputs, market-based or independently sourced market parameters (including, but not limited to, yield curves, interest rates, and debt prices) or (ii) discounted cash flows, using a third party's proprietary pricing models. In addition to market information, when applicable, the models also incorporate transaction details, such as the instrument's maturity, and contractual features that reduce the Company's credit exposure (e.g., collateral rights).

Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, the Company's creditworthiness and constraints on liquidity. As markets and products develop and the pricing transparency for certain products changes, the Company may refine its methodologies and assumptions. During 2023, no changes were made to the Company's valuation models that had (or are expected to have) a material impact on the Company's consolidated balance sheets or statements of operations and comprehensive income.

The Company's valuation methods produce fair values that may not be indicative of net realizable value or future fair values. The use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a materially different estimate of fair value at the reporting date.

The categorization within the fair value hierarchy is determined based on whether the inputs to valuation techniques used to measure fair value are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Company estimates of market assumptions. The fair value hierarchy prioritizes model inputs into three broad levels, with Level 1 being the highest and Level 3 the lowest. The categorization, of an asset or liability, within the hierarchy is based on the lowest level of significant input to its valuation.

Level 1—Quoted prices for identical instruments in active markets. The Company generally defines an active market as a market in which trading occurs at significant volumes. Active markets generally are more liquid and have a lower bid-ask spread than an inactive market.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and observable inputs other than quoted prices, such as interest rates or yield curves and other inputs derived from, or corroborated by, observable market inputs.

Level 3—Model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Financial instruments are considered Level 3 when their values are (i) determined using pricing models, discounted cash flow methodologies or similar techniques and (ii) at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

There was a transfer of a fixed-maturity security in the investment portfolio from Level 3 to Level 2 during 2023. There was also a transfer of fixed-maturity securities in the investment and FG VIE portfolios from Level 2 to Level 3 during 2023. There were no other transfers from or into Level 3 during the periods presented.

Carried at Fair Value

Fixed-Maturity Securities

The fair value of fixed-maturity securities is generally based on prices received from third-party pricing services or alternative pricing sources that provide reasonable levels of price transparency. The pricing services prepare estimates of fair value using their pricing models, which take into account: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, industry and economic events and sector groupings. Additional valuation factors that can be taken into account are nominal spreads and liquidity adjustments. The pricing services evaluate each asset class based on relevant market and credit information, perceived market movements and sector news.

In many cases, benchmark yields have proven to be more reliable indicators of the market for a security, as compared to reported trades for infrequently traded securities and distressed transactions. The extent of the use of each input is dependent on the asset class and the market conditions. The valuation of fixed-maturity securities is more subjective when markets are less liquid due to the lack of market-based inputs.

As of December 31, 2023, the Company used models to price 191 securities. All Level 3 securities were priced with the assistance of independent third parties. The pricing is based on a discounted cash flow approach using the third party's proprietary pricing models. The models use inputs such as projected prepayment speeds; severity assumptions; recovery lag assumptions; estimated default rates (determined based on an analysis of collateral attributes, historical collateral performance, borrower profiles and other features relevant to the evaluation of collateral credit quality); home price appreciation/depreciation rates based on macroeconomic forecasts; and recent trading activity. The yield used to discount the projected cash flows is determined by reviewing various attributes of the security including collateral type, weighted average life, sensitivity to losses, vintage, and convexity, in conjunction with market data on comparable securities. Significant changes to any of these inputs could have materially changed the expected timing of cash flows within these securities, which could have significantly affected the fair value of the securities.

Short-Term Investments

Short-term investments that are traded in active markets are classified as Level 1 as their value is based on quoted market prices. Securities such as discount notes are classified as Level 2 because these securities are typically not actively traded due to their approaching maturity and, as such, their cost approximates fair value.

Other Assets

Committed Capital Securities

The fair value of CCS, which is reported in other assets on the consolidated balance sheets, represents the difference between the present value of the remaining expected put option premium payments under AGC CCS and AGM's Committed Preferred Trust Securities (the AGM CPS) agreements and the estimated present value that the Company would hypothetically have to pay currently for a comparable security (see Note 12, Long-Term Debt and Credit Facilities). The change in fair value of the AGC CCS and AGM CPS are reported in "fair value gains (losses) on committed capital securities" in the consolidated statements of operations. The estimated current cost of the Company's CCS is based on several factors, including AGM and AGC CDS spreads, the Company's publicly traded debt and an estimation of the securities' remaining term. The AGC CCS and AGM CPS are classified as Level 3.

Supplemental Executive Retirement Plans

The Company classified assets included in the Company's various supplemental executive retirement plans as either Level 1 or Level 2. The fair value of these assets is based on the observable published daily values of the underlying mutual funds included in the plans (Level 1) or based upon the NAV of the funds if a published daily value is not available (Level 2). The NAVs are based on observable information. The change in fair value of these assets is reported in "other operating expenses" in the consolidated statements of operations.

Contracts Accounted for as Credit Derivatives

The Company's credit derivatives in the Insurance segment primarily consist of insured CDS contracts. These instruments qualify as derivatives under GAAP, and require fair value measurement, with changes in fair value reported in the consolidated statements of operations. The Company did not enter into CDS contracts with the intent to trade these contracts. Additionally, the Company may not unilaterally terminate a CDS contract, absent an event of default or termination event that entitles the Company to terminate such contract. However, for certain CDS transactions, the Company has mutually negotiated with various counterparties to terminate such transactions. In transactions where the counterparty does not have the right to terminate, such transactions were generally terminated for an amount that approximated the present value of future premiums (or for a negotiated amount), rather than fair value.

The terms of the Company's CDS contracts differ from more standardized credit derivative contracts sold by companies outside the financial guaranty industry. The non-standard terms generally include the absence of collateral support agreements or immediate settlement provisions. In addition, the Company employs relatively high attachment points and does not exit derivatives it sells, except under specific circumstances such as mutually negotiated agreements with counterparties. Management considers the non-standard terms of the Company's credit derivative contracts in determining the fair value of these contracts.

Due to the lack of quoted prices and other observable inputs for its instruments or for similar instruments, the Company determines the fair value of its credit derivative contracts primarily through internally developed, proprietary models that use both observable and unobservable market data inputs. There is no established market where financial guaranty insured credit derivatives are actively traded; therefore, management has determined that the exit market for the Company's credit derivatives is a hypothetical one based on its entry market. These contracts are classified as Level 3 in the fair value hierarchy as there are multiple unobservable inputs deemed significant to the valuation model, most importantly the Company's estimate of the value of the non-standard terms and conditions of its credit derivative contracts and how the Company's own credit spread affects the pricing of its transactions.

The fair value of the Company's credit derivative contracts generally represents the difference between the present value of remaining premiums the Company expects to receive and the estimated present value of premiums that a financial guarantor of comparable credit-worthiness would hypothetically charge at the reporting date for the same protection. The fair value of the Company's credit derivatives depends on a number of factors, including notional amount of the contract, expected term, credit spreads, changes in interest rates, the credit ratings of referenced entities, the Company's own credit risk, and remaining contractual cash flows. The expected remaining contractual premium cash flows are the most readily observable inputs since they are based on the CDS contractual terms. Credit spreads capture the effect of recovery rates and performance of underlying assets of these contracts, among other factors. Consistent with previous years, market conditions at December 31, 2023 were such that market prices of the Company's CDS contracts were not available.

Assumptions and Inputs

The various inputs and assumptions that are key to the measurement of the Company's fair value for CDS contracts are as follows: the gross spread, the allocation of gross spread among the bank profit, net spread and hedge cost and the weighted average life (which is based on debt service schedules). The Company obtains published gross spreads on its outstanding contracts from third-party market data sources (e.g., dealer spread tables for the collateral similar to assets within the Company's transactions), as well as collateral-specific spreads provided by or obtained from market sources. The bank profit represents profit the originator, usually an investment bank, realizes for structuring and funding the transaction; the net spread represents the premiums paid to the Company for the Company's credit protection provided; and the hedge cost represents the cost of CDS protection purchased by the originator to hedge its counterparty credit risk exposure to the Company.
The primary sources of information used to determine gross spread and the fair value for CDS contracts include:

- Actual collateral specific credit spreads (if up-to-date and reliable market-based spreads are available).

- Transactions priced or closed during a specific quarter within a specific asset class and specific rating.
- Credit spreads interpolated based upon market indices adjusted to reflect the non-standard terms of the Company's CDS contracts.
- Credit spreads extrapolated based upon transactions of similar asset classes, similar ratings, and similar time to maturity.
- Information provided by the counterparty of the CDS.

The rates used to discount future expected premium cash flows ranged from 3.26% to 4.81% at December 31, 2023 and 2.78% to 5.08% at December 31, 2022.

The premium the Company receives is referred to as the "net spread." The Company's pricing model considers not only how credit spreads on its insured risks affect pricing, but also how the Company's own credit spread affects the pricing of its transactions. The Company's own credit risk is factored into the determination of net spread based on the quoted market price for credit protection bought on the Company, as reflected by quoted market prices on CDS contracts referencing AGC. Due to the relatively low volume and characteristics of CDS contracts remaining in AGM's portfolio, changes in AGM's CDS spreads do not significantly affect the fair value of these CDS contracts. The Company obtains the quoted price of CDS contracts traded on AGC from market data sources published by third parties. The cost to acquire CDS protection referencing AGC affects the amount of spread on CDS transactions that the Company retains and, hence, their fair value. As the cost to acquire CDS protection referencing AGC increases, the amount of premium the Company retains on a transaction generally decreases.

The amount of premium a financial guaranty insurance market participant can demand is inversely related to the cost of credit protection on the insurance company as measured by market credit spreads assuming all other assumptions remain constant. This is because the buyers of credit protection typically hedge a portion of their risk to the financial guarantor, because the contractual terms of the Company's contracts typically do not require the posting of collateral by the guarantor. The extent of the hedge depends on the types of instruments insured and the current market conditions.

In the Company's valuation model, the premium the Company captures is not permitted to go below the minimum rate that the Company would currently charge to assume similar risks. This assumption can have the effect of limiting the amount of unrealized gains that are recognized on certain CDS contracts. Approximately 11.5%, based on fair value, of the Company's CDS contracts were fair valued using this minimum premium as of December 31, 2023. As of December 31, 2022, the use of the minimum premium did not have an effect on fair value.

A credit derivative liability on protection sold is the result of contractual cash inflows on in-force transactions that are lower than what a hypothetical financial guarantor could receive if it sold protection on the same risk as of the reporting date. If the Company were able to freely exchange these contracts (i.e., assuming its contracts did not contain proscriptions on transfer and there was a viable exchange market), it would realize a loss representing the difference between the lower contractual premiums to which it is entitled and the current market premiums for a similar contract. The Company determines the fair value of its CDS contracts by applying the difference between the current net spread and the contractual net spread for the remaining duration of each contract to the notional value of such contract and then discounting such amounts using the applicable discount rate corresponding to the weighted average remaining life of the contract.

Strengths and Weaknesses of Model

The Company's credit derivative valuation model, like any financial model, has certain strengths and weaknesses.

The primary strengths of the Company's CDS modeling techniques are:

- The model takes into account the transaction structure and the key drivers of market value.
- The model maximizes the use of market-driven inputs whenever they are available.
- The model is a consistent approach to valuing positions.

The primary weaknesses of the Company's CDS modeling techniques are:

- There is no exit market or any actual exit transactions; therefore, the Company's exit market is a hypothetical one based on the Company's entry market.
- There is a very limited market in which to validate the reasonableness of the fair values developed by the Company's model.
- The markets for the inputs to the model are highly illiquid, which impacts their reliability.
- Due to the non-standard terms under which the Company enters into derivative contracts, the fair value of its credit derivatives may not reflect the same prices observed in an actively traded market of credit derivatives that do not contain terms and conditions similar to those observed in the financial guaranty market.

FG VIEs' Assets and Liabilities

FG VIEs include Puerto Rico Trusts and structured finance and other FG VIEs. As of December 31, 2023, assets in the Puerto Rico Trusts, consisted of one fixed-maturity debt security classified as Level 3. As of December 31, 2022, assets in the Puerto Rico Trusts, consisted primarily of New Recovery Bonds and CVIs classified as Level 2. The Company elected the FVO for the Puerto Rico Trusts' liabilities and they are classified as Level 3. See " ‑ Fixed‑Maturity Securities" above for a description of the fair value methodology for the New Recovery Bonds and CVIs in the Puerto Rico Trusts. Structured finance and other FG VIEs' assets and liabilities are carried at fair value under the FVO and are classified as Level 3.

The fair value of the residential mortgage loan FG VIEs' assets is generally sensitive to changes in estimated prepayment speeds; estimated default rates (determined on the basis of an analysis of collateral attributes such as: historical collateral performance, borrower profiles and other features relevant to the evaluation of collateral credit quality); yields implied by market prices for similar securities; and, as applicable, house price depreciation/appreciation rates based on macroeconomic forecasts. Significant changes to some of these inputs could have materially changed the fair value of the FG VIEs' assets and the implied collateral losses within these transactions. In general, the fair value of the FG VIEs' assets is most sensitive to changes in the projected collateral losses, where an increase in collateral losses typically lead to a potential decrease in the fair value of FG VIEs' assets, while a decrease in collateral losses typically leads to an increase in the fair value of FG VIEs' assets.

The prices of the assets and liabilities of the FG VIEs are generally determined with the assistance of an independent third party, based on a discounted cash flow approach. The third party pricing service utilizes an internal model to determine an appropriate yield at which to discount the cash flows of the security, by factoring in collateral types, weighted average lives, and other structural attributes specific to the security being priced. The expected yield is further calibrated by utilizing algorithms designed to aggregate market color, received by the independent third party, on comparable bonds.

The models used to price the FG VIEs' liabilities (other than the liabilities of the Puerto Rico Trusts) generally apply the same inputs used in determining fair value of FG VIEs' assets. For those liabilities insured by the Company, the benefit of the Company's insurance policy guaranteeing the timely payment of debt service is also taken into account. The liabilities of the Puerto Rico Trusts are priced based on the value of the assets in the Puerto Rico Trusts including the value of the U.S. Insurance Subsidiaries' financial guaranty policies.

Significant changes to any of the inputs described above could materially change the timing of expected losses within an insured transaction. This is a significant factor in determining the implied benefit of the Company's insurance policy, which guarantees the timely payment of principal and interest for the insured tranches of debt issued by the FG VIEs. In general, extending the timing of expected loss payments by the Company typically leads to a decrease in the value of the Company's insurance and a decrease in the fair value of the Company's FG VIEs' liabilities with recourse, while a shortening of the timing of expected loss payments by the Company typically could lead to an increase in the value of the Company's insurance and an increase in the fair value of the Company's FG VIEs' liabilities with recourse.

Assets and Liabilities of CIVs

Investments held by CIVs which are quoted on a national securities exchange are valued at their last reported sale price on the date of determination. Investments held by CIVs which are traded over-the-counter reflect third-party data generally at the average of dealer offer and bid prices. The valuation methodology may include, but is not limited to: (i) performing price comparisons with similar investments; (ii) obtaining valuation-related information from issuers; (iii) calculating the present value of future cash flows; (iv) assessing other data related to the investment that is an indication of value; (v) obtaining information provided by third parties; and/or (vi) evaluating information provided by the investment

manager. Inputs may include dealer price quotations, yield curves, credit curves, forward/CDS/index spreads, prepayments rates, strike and expiry dates, volatility statistics and other factors. Investments in private equity funds are generally valued utilizing NAV.

The CLOs were collateralized financing entities (CFEs) that were consolidated until July 1, 2023. Loans in CLOs were priced using a loan pricing service which aggregated quotes from loan market participants. The loans were all Level 2 assets, which are more observable than the fair value of the Level 3 debt issued by the consolidated CLOs. As a result, the less observable CLO debt was measured on the basis of the more observable CLO loans. Under the CFE practical expedient guidance, the loans of consolidated CLOs were measured at fair value and the debt of consolidated CLOs were measured as: (1) the sum of (i) the fair value of the financial assets, and (ii) the carrying value of any nonfinancial assets held temporarily; less (2) the sum of (iii) the fair value of any beneficial interests retained by the Company (other than those that represent compensation for services), and (iv) the Company's carrying value of any beneficial interests that represent compensation for services. The resulting amount was allocated to the individual financial liabilities (other than the underlying financial liabilities to the beneficial interests retained by the Company).

Prior to securitization, when a CLO's loans were warehoused in an investment vehicle, such vehicle was not considered a CFE. The Company had elected the FVO to measure the loans held, and the debt issued, by CLO warehouses, mitigating the accounting mismatch between such assets and liabilities upon securitization.

Significant changes to any of the inputs described above could have a material effect on the fair value of the consolidated assets and liabilities.

Amounts recorded at fair value in the Company's financial statements are presented in the tables below.

Fair Value Hierarchy of Financial Instruments Carried at Fair Value
As of December 31, 2023

	Fair Value Hierarchy			Total
	Level 1	Level 2	Level 3	
		(in millions)		
Assets:				
Fixed-maturity securities, available-for-sale:				
Obligations of state and political subdivisions	$ —	$ 2,655	$ 6	$ 2,661
U.S. government and agencies	—	60	—	60
Corporate securities	—	2,141	—	2,141
Mortgage-backed securities:				
RMBS	—	188	154	342
CMBS	—	151	—	151
Asset-backed securities	—	49	803	852
Non-U.S. government securities	—	100	—	100
Total fixed-maturity securities, available-for-sale	—	5,344	963	6,307
Fixed-maturity securities, trading	—	318	—	318
Short-term investments	1,657	4	—	1,661
Other invested assets (1)	—	—	3	3
FG VIEs' assets	—	—	174	174
Assets of CIVs:				
Equity securities and warrants	—	3	80	83
Structured products	—	59	189	248
Total assets of CIVs	—	62	269	331
Other assets	55	52	16	123
Total assets carried at fair value	$ 1,712	$ 5,780	$ 1,425	$ 8,917
Liabilities:				
Credit derivative liabilities	$ —	$ —	$ 53	$ 53
FG VIEs' liabilities (3)	—	—	554	554
Total liabilities carried at fair value	$ —	$ —	$ 607	$ 607

Fair Value Hierarchy of Financial Instruments Carried at Fair Value
As of December 31, 2022

	Level 1	Level 2	Level 3	Total
		Fair Value Hierarchy		
		(in millions)		
Assets:				
Fixed-maturity securities, available-for-sale:				
Obligations of state and political subdivisions	$ —	$ 3,347	$ 47	$ 3,394
U.S. government and agencies	—	111	—	111
Corporate securities	—	2,084	—	2,084
Mortgage-backed securities:				
RMBS	—	161	179	340
CMBS	—	271	—	271
Asset-backed securities	—	27	794	821
Non-U.S. government securities	—	98	—	98
Total fixed-maturity securities, available-for-sale	—	6,099	1,020	7,119
Fixed-maturity securities, trading	—	303	—	303
Short-term investments	771	39	—	810
Other invested assets (1)	2	—	5	7
FG VIEs' assets	—	209	204	413
Assets of CIVs (2):				
Fund investments:				
Equity securities and warrants	—	5	297	302
Corporate securities	—	—	96	96
Structured products	—	82	46	128
CLOs and CLO warehouse assets:				
Loans	—	4,570	—	4,570
Short-term investments	135	—	—	135
Total assets of CIVs	135	4,657	439	5,231
Other assets	54	46	48	148
Total assets carried at fair value	$ 962	$ 11,353	$ 1,716	$ 14,031
Liabilities:				
Credit derivative liabilities	$ —	$ —	$ 163	$ 163
FG VIEs' liabilities (3)	—	—	715	715
Liabilities of CIVs:				
CLO obligations of CFEs	—	—	4,090	4,090
Warehouse financing debt	—	277	36	313
Securitized borrowing	—	—	28	28
Total liabilities of CIVs	—	277	4,154	4,431
Other liabilities	—	7	—	7
Total liabilities carried at fair value	$ —	$ 284	$ 5,032	$ 5,316

_____

(1)   Includes Level 3 mortgage loans that are recorded at fair value on a non-recurring basis.
(2)   As of December 31, 2022, excludes $5 million in investments in AssuredIM funds for which the Company recorded a 100% NCI. The consolidation of these funds resulted in a gross up of assets and NCI on the consolidated financial statements; however, it resulted in no economic equity or net income attributable to AGL.
(3)   Includes FG VIEs' liabilities with recourse and FG VIEs' liabilities without recourse. See Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles.

Changes in Level 3 Fair Value Measurements

The tables below present a roll forward of the Company's Level 3 financial instruments carried at fair value on a recurring basis during the years ended December 31, 2023 and 2022.

Roll Forward of Level 3 Assets (Liabilities) at Fair Value on a Recurring Basis
Year Ended December 31, 2023

| | Fixed-Maturity Securities, Available-for-Sale | | | | Assets of CIVs | | | |
	Obligations of State and Political Subdivisions	RMBS	Asset-Backed Securities	FG VIEs' Assets	Equity Securities and Warrants	Corporate Securities	Structured Products	Other (7)
	(in millions)							
Fair value as of December 31, 2022	$ 47	$ 179	$ 794	$ 204	$ 297	$ 96	$ 46	$ 50
Total pre-tax realized and unrealized gains (losses) recorded in:								
Net income (loss)	1 (1)	13 (1)	32 (1)	9 (2)	51 (4)	(3) (4)	21 (4)	(32) (3)
Other comprehensive income (loss)	(2)	(8)	(8)	—	—	—	—	—
Purchases	—	—	23	—	42	6	5	—
Sales	—	—	(2)	—	(91)	(15)	(48)	—
Settlements	(3)	(30)	(36)	(33)	—	—	—	(4)
Deconsolidations	—	—	—	(7)	(219)	(84)	165	—
Transfers into Level 3	3	—	—	1	—	—	—	—
Transfers out of Level 3	(40)	—	—	—	—	—	—	—
Fair value as of December 31, 2023	$ 6	$ 154	$ 803	$ 174	$ 80	$ —	$ 189	$ 14
Change in unrealized gains (losses) related to financial instruments held as of December 31, 2023 included in:								
Earnings				$ 4 (2)	$ 11 (4)	$ — (4)	$ 10 (4)	$ (32) (3)
OCI	$ —	$ (7)	$ 9					$ —

Roll Forward of Level 3 Assets (Liabilities) at Fair Value on a Recurring Basis
Year Ended December 31, 2023

	Credit Derivative Liability, net (5)	FG VIEs' Liabilities (8)	Liabilities of CIVs
	(in millions)		
Fair value as of December 31, 2022	$ (162)	$ (715)	$ (4,154)
Total pre-tax realized and unrealized gains (losses) recorded in:			
Net income (loss)	114 (6)	2 (2)	(45) (4)
Other comprehensive income (loss)	—	3	(13)
Issuances	(1)	—	—
Settlements	(1)	149	13
Deconsolidations	—	7	4,199
Fair value as of December 31, 2023	$ (50)	$ (554)	$ —
Change in unrealized gains (losses) related to financial instruments held as of December 31, 2023 included in:			
Earnings	$ 112 (6)	$ —	$ —
OCI		$ 3	$ —

Roll Forward of Level 3 Assets (Liabilities) at Fair Value on a Recurring Basis
Year Ended December 31, 2022

| | Fixed-Maturity Securities, Available-For-Sale | | | | Assets of CIVs | | | |
	Obligations of State and Political Subdivisions	RMBS	Asset-Backed Securities	FG VIEs' Assets	Equity Securities and Warrants	Corporate Securities	Structured Products	Other (7)
	(in millions)							
Fair value as of December 31, 2021	$ 72	$ 216	$ 863	$ 260	$ 239	$ 91	$ —	$ 27
Total pre-tax realized and unrealized gains (losses) recorded in:								
Net income (loss)	1 (1)	16 (1)	5 (1)	(3) (2)	1 (4)	2 (4)	(5) (4)	24 (3)
Other comprehensive income (loss)	(12)	(36)	(47)	—	—	—	—	(1)
Purchases	—	22	43	—	73	16	52	—
Sales	—	—	(13)	—	(16)	(13)	(21)	—
Settlements	(14)	(39)	(57)	(60)	—	—	—	—
Consolidation	—	—	—	22	—	—	—	—
Deconsolidations	—	—	—	(15)	—	—	20	—
Fair value as of December 31, 2022	$ 47	$ 179	$ 794	$ 204	$ 297	$ 96	$ 46	$ 50
Change in unrealized gains (losses) related to financial instruments held as of December 31, 2022 included in:								
Earnings				$ (3) (2)	$ (8) (4)	$ 1 (4)	$ (4) (4)	$ 24 (3)
OCI	$ (12)	$ (32)	$ (45)					$ (1)

Roll Forward of Level 3 Assets (Liabilities) at Fair Value on a Recurring Basis
Year Ended December 31, 2022

	Credit Derivative Liability, net (5)	FG VIEs' Liabilities (8)	Liabilities of CIVs
	(in millions)		
Fair value as of December 31, 2021	$ (154)	$ (289)	$ (3,705)
Total pre-tax realized and unrealized gains (losses) recorded in:			
Net income (loss)	(11) (6)	34 (2)	178 (4)
Other comprehensive income (loss)	—	(3)	42
Issuances	—	—	(1,421)
Sales	—	—	2
Settlements	3	99	402
Consolidations	—	(571)	(26)
Deconsolidations	—	15	374
Fair value as of December 31, 2022	$ (162)	$ (715)	$ (4,154)
Change in unrealized gains (losses) related to financial instruments held as of December 31, 2022 included in:			
Earnings	$ (11) (6)	$ 59 (2)	$ 217 (4)
OCI		$ (3)	$ 42

_____

(1)   Included in "net realized investment gains (losses)" and "net investment income."
(2)   Included in "fair value gains (losses) on FG VIEs."
(3)   Reported in "fair value gains (losses) on CCS," "net investment income" and "other income (loss)."
(4)   Reported in "fair value gains (losses) on CIVs."
(5)   Represents the net position of credit derivatives. Credit derivative assets (reported in "other assets") and credit derivative liabilities (presented as a separate line item) are shown as either assets or liabilities in the consolidated balance sheets based on net exposure by transaction.
(6)   Reported in "fair value gains (losses) on credit derivatives."
(7)   Includes CCS and other invested assets.
(8)   Includes FG VIEs' liabilities with recourse and FG VIEs' liabilities without recourse.

Level 3 Fair Value Disclosures

Quantitative Information About Level 3 Fair Value Inputs
As of December 31, 2023

Financial Instrument Description	Fair Value Assets (Liabilities) (in millions)	Significant Unobservable Inputs	Range	Weighted Average (4)
Investments (2):				
Fixed-maturity securities, available-for-sale (1):				
Obligations of state and political subdivisions	$ 6	Yield	7.4 % - 22.5%	7.8%
RMBS	154	CPR	0.1 % - 15.0%	3.4%
		CDR	1.5 % - 18.8%	5.6%
		Loss severity	50.0 % - 125.0%	82.6%
		Yield	7.5 % - 11.3%	8.9%
Asset-backed securities:				
CLOs	450	Discount margin	1.1 % - 9.5%	2.6%
Others	353	Yield	6.2 % - 11.7%	7.8%
FG VIEs' assets (1)	174	CPR	0.2 % - 21.4%	7.8%
		CDR	1.3 % - 41.0%	10.4%
		Loss severity	45.0 % - 100.0%	82.9%
		Yield	5.5 % - 10.9%	9.4%
Assets of CIVs (3):				
Equity securities and warrants	80	Discount rate	20.9%	
		Market multiple-price to book	1.10x	
		Market multiple-price to earnings	5.50x	
		Terminal growth rate	4.0%	
		Exit multiple-price to book	1.10x	
		Exit multiple-price to earnings	5.50x	
Structured products	189	Yield	14.7 % - 21.4%	18.0%
Other assets (1)	13	Implied Yield	7.8 % - 8.4%	8.1%
		Term (years)	10 years	
Credit derivative liabilities, net (1)	(50)	Hedge cost (in basis points)(bps)	10.2 % - 26.5%	15.8%
		Bank profit (in bps)	105.6 - 302.6	158.6
		Internal floor (in bps)	10.0	
		Internal credit rating	CCC - AAA	A
FG VIEs' liabilities (1)	(554)	CPR	0.2 % - 21.4%	7.8%
		CDR	1.3 % - 41.0%	10.4%
		Loss severity	45.0 % - 100.0%	82.9%
		Yield	5.0 % - 10.7%	5.8%

_____

(1)   Discounted cash flow is used as the primary valuation technique.

(2)   Excludes several investments reported in "other invested assets" with a fair value of $3 million.

(3)   The primary valuation technique uses the income and/or market approach; the key inputs to the valuation are yield/discount rates and market multiples.

(4)   Weighted average is calculated as a percentage of current par outstanding for all categories except for assets of CIVs, for which it is calculated as a percentage of fair value.

Quantitative Information About Level 3 Fair Value Inputs
As of December 31, 2022

Financial Instrument Description	Fair Value Assets (Liabilities) (in millions)		Significant Unobservable Inputs	Range	Weighted Average (4)
Investments (2):					
Fixed-maturity securities, available-for-sale (1):					
Obligations of state and political subdivisions	$	47	Yield	7.4 % - 13.5%	9.4%
RMBS		179	CPR	3.8 % - 16.1%	8.2%
			CDR	1.5 % - 12.0%	5.9%
			Loss severity	50.0 % - 125.0%	82.5%
			Yield	7.5 % - 11.3%	9.0%
Asset-backed securities:					
CLOs		428	Discount margin	1.8 % - 4.1%	3.0%
Others		366	Yield	7.4 % - 12.9%	11.4%
FG VIEs' assets (1)		204	CPR	0.9 % - 21.9%	12.9%
			CDR	1.3 % - 41.0%	7.6%
			Loss severity	45.0 % - 100.0%	81.0%
			Yield	6.6 % - 10.9%	7.5%
Assets of CIVs (3):					
Equity securities and warrants		297	Yield	10.0%	
			Discount rate	19.8 % - 25.1%	22.7%
			Market multiple-enterprise value/revenue	1.05x - 1.10x	1.08x
			Market multiple-enterprise value/EBITDA (6)	2.50x - 11.00x	10.25x
			Market multiple-price to book	1.15x	
			Market multiple-price to earnings	4.50x	
			Terminal growth rate	3.0% - 4.0%	3.5%
			Exit multiple -EBITDA	8.00x - 12.00x	10.53x
			Exit multiple-price to book	1.30x	
			Exit multiple-price to earnings	5.50x	
			Cost	1.00x	
Corporate securities		96	Discount rate	20.8 % - 23.8%	21.7%
			Yield	16.3%	
			Exit multiple-EBITDA	8.00x	
			Cost	1.00x	
			Market multiple-enterprise value/EBITDA	2.50x - 2.75x	2.63x
Structured products		46	Yield	12.8% - 37.1%	18.9%
Other assets (1)		47	Implied Yield	7.7 % - 8.4%	8.1%
			Term (years)	10 years	
Credit derivative liabilities, net (1)		(162)	Hedge cost (in bps)	11.5 % - 25.2%	15.7%
			Bank profit (in bps)	51.0 - 270.5	109.4
			Internal credit rating	AAA - CCC	AA
FG VIEs' liabilities (1)		(715)	CPR	0.9 % - 21.9%	6.3%
			CDR	1.3 % - 41.0%	3.7%
			Loss severity	45.0 % - 100.0%	39.9%
			Yield	4.8 % - 10.9%	5.9%
Liabilities of CIVs (1):					
CLO obligations of CFEs (5)		(4,090)	Yield	3.0 % - 27.4%	5.5%
Warehouse financing debt		(36)	Yield	11.7 % - 16.9%	12.9%

Financial Instrument Description	Fair Value Assets (Liabilities) (in millions)	Significant Unobservable Inputs	Range			Weighted Average (4)
Securitized borrowing	(28)	Discount rate	20.9%			
		Terminal growth rate	3.0%			
		Exit multiple-EBITDA	11.00x			
		Market multiple-enterprise value/EBITDA	10.00x	-	11.00x	10.50x

_____
(1)   Discounted cash flow is used as the primary valuation technique.
(2)   Excludes several investments reported in "other invested assets" with a fair value of $5 million.
(3)   The primary valuation technique uses the income and/or market approach, the key inputs to the valuation are yield/discount rates and market multiples.
(4)   Weighted average is calculated as a percentage of current par outstanding for all categories except for assets of CIVs, for which it is calculated as a percentage of fair value.
(5)   See CFE fair value methodology described above for consolidated CLOs.
(6)   Earnings before interest, taxes, depreciation, and amortization (EBITDA).

Not Carried at Fair Value

Financial Guaranty Insurance Contracts

Fair value is based on management's estimate of what a similarly rated financial guaranty insurance company would demand to acquire the Company's in-force book of financial guaranty insurance business. It is based on a variety of factors that include pricing assumptions management has observed for portfolio transfers, commutations, and acquisitions that have occurred in the financial guaranty market, and also includes adjustments for stressed losses, ceding commissions and return on capital. The Company classified the fair value of financial guaranty insurance contracts as Level 3.

Long-Term Debt

Long-term debt issued by the U.S. Holding Companies is valued by broker-dealers using independent third-party pricing sources and standard market conventions and classified as Level 2 in the fair value hierarchy. The market conventions utilize market quotations, market transactions for the Company's comparable instruments, and to a lesser extent, similar instruments in the broader insurance industry.

Assets and Liabilities of CIVs

Cash equivalents are recorded at cost which approximates fair value. Due from/to brokers and counterparties primarily consists of cash, margin deposits, cash collateral with the clearing brokers and various counterparties and the net amounts receivable/payable for securities transactions that had not settled at the balance sheet date. Due from/to brokers and counterparties represents balances on a net-by counterparty basis on the consolidated balance sheets where a contractual right of offset exists under an enforceable netting arrangement. The cash at brokers is partially related to derivative contracts; its use is therefore restricted until the derivative contracts are closed. The carrying value approximates fair value of these items and are considered Level 1 in the fair value hierarchy.

Other Liabilities

As of December 31, 2022, $35 million of AssuredIM's obligation under a master repurchase agreement to finance AssuredIM's purchase of 5% of the senior and equity notes issued by certain consolidated European CLOs, which was required to comply with its European risk retention obligations, were included in "other liabilities."

The carrying amount and estimated fair value of the Company's financial instruments not carried at fair value are presented in the following table.

Fair Value of Financial Instruments Not Carried at Fair Value

	As of December 31, 2023		As of December 31, 2022	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in millions)			
Assets (liabilities):				
Assets of CIVs	$ 19	$ 19	$ 46	$ 46
Other assets (including other invested assets)	79	80	92	93
Financial guaranty insurance contracts (1)	(2,244)	(1,811)	(2,335)	(986)
Long-term debt	(1,694)	(1,593)	(1,675)	(1,477)
Liabilities of CIVs	—	—	(170)	(170)
Other liabilities	(15)	(15)	(43)	(43)

_____

(1)   Carrying amount includes the assets and liabilities related to financial guaranty insurance contract premiums, losses, and salvage and subrogation and other recoverables net of reinsurance.

10.   Asset Management Fees

Prior to the Sound Point Transaction and AHP Transaction, the Company received management fees, as well as performance fees, incentive allocations or carried interest (collectively referred to as performance fees) in exchange for AssuredIM providing investment advisory services to manage investment funds and CLOs. After the Sound Point Transaction and AHP Transaction, the Company continues to consolidate the general partner of a fund that Sound Point now manages and may report performance fees reported in "other income."

Accounting Policy

All management, CLO and performance fees earned by the Company are accounted for as contracts with customers. The Company recognizes revenue when the contractual performance criteria are met and only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Given the uniqueness of each fee arrangement, performance fee contractual provisions were evaluated on an individual basis to determine the timing of revenue recognition.

The following table presents the sources of asset management fees on a consolidated basis through the end of December 31, 2023.

Asset Management Fees

	Year Ended December 31,		
	2023 (1)	2022	2021
	(in millions)		
Management fees	$ 21	$ 53	$ 65
Performance fees	18	19	1
Reimbursable fund expenses	14	21	22
Total asset management fees	$ 53	$ 93	$ 88

_____

(1)   Represents asset management fees associated with the AssuredIM consolidated business for the first half of 2023, prior to the Sound Point Transaction and AHP Transaction.

As of December 31, 2022, the Company had related party receivables, which were included in "other assets" on the consolidated balance sheets, consisting of management and performance fees receivable of $10 million and other receivables of $3 million from AssuredIM managed funds.

In the second half of 2023, after the consummation of the Sound Point Transaction, one AssuredIM GP is still consolidated in the Company's financial statements, which had $5 million of revenues and $3 million of expenses.

11.   Goodwill and Other Intangible Assets

Accounting Policy

Goodwill represents the excess of cost over the net fair value of assets and liabilities at the date of acquisition. Finite-lived intangible assets are recorded at fair value on the date of acquisition and are amortized over their estimated useful lives.

Goodwill and Intangible Assets

The following table summarizes the carrying value for the Company's goodwill and other intangible assets:

Goodwill and Other Intangible Assets

	As of December 31,	
	2023	**2022**
	(in millions)	
Goodwill	$ —	$ 117
Finite-lived intangible assets:		
Finite-lived intangible assets, gross (1)	1	82
Accumulated amortization	(1)	(42)
Finite-lived intangible assets, net	—	40
Indefinite-lived intangible assets (insurance licenses)	6	6
Total goodwill and other intangible assets	$ 6	$ 163

_____

(1)   The December 31, 2022 amount primarily included CLO contracts and investment management contracts of $42 million and $24 million, respectively, and had a weighted average amortization period ranging from 1.2 years to 6.8 years.

Goodwill and substantially all finite-lived intangible assets were related to AssuredIM. In 2023, in connection with the Sound Point Transaction and the AHP Transaction, the carrying value of all goodwill and the intangible assets associated with AssuredIM were reduced to zero. See Note 1, Business and Basis of Presentation, for additional information.

To date, there have been no impairments of goodwill or finite-lived intangible assets. Amortization expense associated with the finite-lived intangible assets was $2 million, $11 million and $12 million for the years ended December 31, 2023, 2022 and 2021, respectively, and is reported in "other operating expenses" in the consolidated statements of operations.

The Company merged MAC with and into AGM, with AGM as the surviving company on April 1, 2021. Upon the merger, all direct insurance policies issued by MAC became direct insurance obligations of AGM. As a result, the Company wrote off the $16 million carrying value of the indefinite-lived intangible asset related to the MAC insurance licenses. This was reported in "other operating expenses" in the Insurance segment.

12.   Long-Term Debt and Credit Facilities

Accounting Policy

Long-term debt is recorded at principal amounts net of any: (i) unamortized original issue discount or premium; (ii) unamortized acquisition date fair value adjustments for AGM and AGMH debt; and (iii) debt issuance costs. Original issue discount and premium, acquisition date fair value adjustments for AGM and AGMH debt, and debt issuance costs are accreted into interest expense over the contractual term of the applicable debt. When long-term debt is redeemed, the difference between the cash paid to redeem the debt and the carrying value of the debt is reported as a "loss on extinguishment of debt" in the consolidated statements of operations.

CCS are carried at fair value with changes in fair value reported in the consolidated statement of operations. See Note 9, Fair Value Measurement, – Other Assets – Committed Capital Securities, for a discussion of the fair value measurement of the CCS.

Long-Term Debt

The Company's long-term debt outstanding consists of debt issued by the U.S. Holding Companies. All of the U.S. Holding Companies' long-term debt is fully and unconditionally guaranteed by AGL; AGL's guarantee of the junior subordinated debentures is on a junior subordinated basis.

Principal and Carrying Amounts of Debt

The principal and carrying values of the Company's debt are presented in the table below.

Principal and Carrying Amounts of Long-Term Debt

	As of December 31, 2023		As of December 31, 2022	
	Principal	Carrying Value	Principal	Carrying Value
	(in millions)			
AGUS 6.125% Senior Notes	$ 350	$ 345	$ —	$ —
AGUS 3.15% Senior Notes	500	496	500	495
AGUS 7% Senior Notes	200	198	200	198
AGUS 3.6% Senior Notes	400	395	400	395
AGUS Series A Enhanced Junior Subordinated Debentures	150	150	150	150
AGMH Junior Subordinated Debentures (1)	146	110	146	108
AGUS 5% Senior Notes	—	—	330	329
Total	$ 1,746	$ 1,694	$ 1,726	$ 1,675

_____

(1)   Carrying amounts are different than principal amounts primarily due to fair value adjustments at the date of the AGMH acquisition, which are accreted into interest expense over the remaining terms of these obligations. Net of AGMH's long-term debt purchased by AGUS.

Debt Issued by AGUS

6.125% Senior Notes. On August 21, 2023, AGUS issued $350 million of 6.125% Senior Notes due 2028 (6.125% Senior Notes) for net proceeds of $345 million. The net proceeds from the issuance were used for the redemption on September 25, 2023, of $330 million of AGUS's debt maturing in 2024. AGUS may redeem all or part of the 6.125% Senior Notes at any time or from time to time prior to August 15, 2028 (the date that is one month prior to the maturity of the 6.125% Senior Notes), at its option, at a redemption price equal to the greater of: (i) the sum of the present values of the remaining scheduled payments of principal and interest on the 6.125% Senior Notes being redeemed (excluding interest accrued to the redemption date) from the redemption date to August 15, 2028 discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 30 bps; and (ii) 100% of the principal amount of the 6.125% Senior Notes being redeemed; plus, in each case, accrued and unpaid interest on the 6.125% Senior Notes to be redeemed to, but excluding, the redemption date. AGUS may redeem all or part of the 6.125% Senior Notes at any time or from time to time on and after August 15, 2028, at its option, at a redemption price equal to 100% of the principal amount of the 6.125% Senior Notes being redeemed, plus accrued and unpaid interest on the 6.125% Senior Notes to be redeemed to, but excluding, the redemption date. The 6.125% Senior Notes are senior unsecured obligations of AGUS and rank equal in right of payment with all of AGUS's other unsecured and unsubordinated indebtedness outstanding. The 6.125% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by AGL and ranks equal in right of payment with all of AGL's other unsecured and unsubordinated indebtedness outstanding.

3.15% Senior Notes. On May 26, 2021, AGUS issued $500 million of 3.150% Senior Notes due 2031 (3.15% Senior Notes) for net proceeds of $494 million. The net proceeds from the issuance were used for the partial redemption of AGMH's debt, with the balance being used for general corporate purposes, including share repurchases. AGUS may redeem all or part of the 3.15% Senior Notes at any time or from time to time prior to March 15, 2031 (the date that is three months prior to the maturity of the 3.15% Senior Notes), at its option, at a redemption price equal to the greater of: (i) 100% of the principal amount of the 3.15% Senior Notes being redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed (excluding interest accrued to the redemption date) from the redemption date to March 15, 2031 discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 25 bps; plus, in each case, accrued and unpaid interest on the 3.15% Senior Notes to be redeemed to, but excluding, the redemption date. AGUS may redeem all or part of the 3.15%

Senior Notes at any time or from time to time on and after March 15, 2031, at its option, at a redemption price equal to 100% of the principal amount of the 3.15% Senior Notes being redeemed, plus accrued and unpaid interest on the 3.15% Senior Notes to be redeemed to, but excluding, the redemption date. The 3.15% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by AGL. The 3.15% Senior Notes are senior unsecured obligations of AGUS and rank equal in right of payment with all of AGUS's other unsecured and unsubordinated indebtedness outstanding. The guarantee is a senior unsecured obligation of AGL and ranks equal in right of payment with all of AGL's other unsecured and unsubordinated indebtedness outstanding.

7% Senior Notes. On May 18, 2004, AGUS issued $200 million of 7% Senior Notes due 2034 (7% Senior Notes) for net proceeds of $197 million. Although the coupon on the Senior Notes is 7%, the effective rate is approximately 6.4%, taking into account the effect of a cash flow hedge executed by the Company in March 2004. The notes are redeemable, in whole or in part, at their principal amount plus accrued and unpaid interest to the date of redemption or, if greater, the make-whole redemption price.

3.6% Senior Notes. On August 20, 2021, AGUS issued $400 million of 3.6% Senior Notes due 2051 (3.6% Senior Notes) for net proceeds of $395 million. The net proceeds from the issuance were used for the redemption on September 27, 2021, of certain AGMH's debt and a portion of AGUS's debt maturing in 2024, as described below. AGUS may redeem all or part of the 3.6% Senior Notes at any time or from time to time prior to March 15, 2051 (the date that is six months prior to the maturity of the 3.6% Senior Notes), at its option, at a redemption price equal to the greater of: (i) 100% of the principal amount of the 3.6% Senior Notes being redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed (excluding interest accrued to the redemption date) from the redemption date to March 15, 2051 discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 30 bps; plus, in each case, accrued and unpaid interest on the 3.6% Senior Notes to be redeemed to, but excluding, the redemption date. AGUS may redeem all or part of the 3.6% Senior Notes at any time or from time to time on and after March 15, 2051, at its option, at a redemption price equal to 100% of the principal amount of the 3.6% Senior Notes being redeemed, plus accrued and unpaid interest on the 3.6% Senior Notes to be redeemed to, but excluding, the redemption date. The 3.6% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by AGL. The 3.6% Senior Notes are senior unsecured obligations of AGUS and rank equal in right of payment with all of AGUS's other unsecured and unsubordinated indebtedness outstanding. The guarantee is a senior unsecured obligation of AGL and ranks equal in right of payment with all of AGL's other unsecured and unsubordinated indebtedness outstanding.

Series A Enhanced Junior Subordinated Debentures. On December 20, 2006, AGUS issued $150 million of Debentures due 2066. The Debentures pay a floating rate of interest, reset quarterly, at a rate equal to three month Chicago Mercantile Exchange (CME) Term SOFR plus a margin equal to 2.64%. AGUS may select at one or more times to defer payment of interest for one or more consecutive periods for up to ten years. Any unpaid interest bears interest at the then applicable rate. AGUS may not defer interest past the maturity date. The debentures are redeemable, in whole or in part, at their principal amount plus accrued and unpaid interest to the date of redemption.

5% Senior Notes. On June 20, 2014, AGUS issued $500 million of 5% Senior Notes due 2024 (5% Senior Notes) for net proceeds of $495 million. The net proceeds from the sale of the notes were used for general corporate purposes, including the purchase of AGL common shares. The notes were redeemable, in whole or in part, at their principal amount plus accrued and unpaid interest to the date of redemption or, if greater, the make-whole redemption price. As mentioned above, on September 27, 2021, the Company used a portion of the proceeds from the issuance of AGUS's 3.6% Senior Notes on August 20, 2021 to redeem $170 million of the outstanding principal of these 5% Senior Notes; and, on September 25, 2023, the Company used a portion of the proceeds from the issuance of AGUS's 6.125% Senior Notes on August 21, 2023 to redeem the remaining $330 million of the outstanding principal of these 5% Senior Notes.

Debt Issued by AGMH

Junior Subordinated Debentures. On November 22, 2006, AGMH issued $300 million face amount of Junior Subordinated Debentures with a scheduled maturity date of December 15, 2036 and a final repayment date of December 15, 2066. The final repayment date of December 15, 2066 may be automatically extended up to four times in five-year increments provided certain conditions are met. The debentures are redeemable, in whole or in part, at any time prior to December 15, 2036 at their principal amount plus accrued and unpaid interest to the date of redemption or, if greater, the make-whole redemption price. Interest on the debentures will accrue from November 22, 2006 to December 15, 2036 at the annual rate of 6.4%. If any amount of the debentures remains outstanding after December 15, 2036, then the principal amount of the outstanding debentures will bear interest at a floating interest rate equal to one-month CME Term SOFR plus 2.33% until repaid. AGMH

may elect at one or more times to defer payment of interest on the debentures for one or more consecutive interest periods that do not exceed ten years. In connection with the completion of this offering, AGMH entered into a replacement capital covenant for the benefit of persons that buy, hold or sell a specified series of AGMH long-term indebtedness ranking senior to the debentures. Under the covenant, the debentures will not be repaid, redeemed, repurchased or defeased by AGMH or any of its subsidiaries on or before the date that is 20 years prior to the final repayment date, except to the extent that AGMH has received proceeds from the sale of replacement capital securities. The proceeds from this offering were used to pay a dividend to the shareholders of AGMH. Over the past several years AGUS purchased, and as of December 31, 2023 and 2022, AGUS holds approximately $154 million in principal of the AGMH Subordinated Debentures.

Loss on Extinguishment of Debt

In 2021, a portion of the proceeds from the issuance of the 3.15% Senior Notes and all of the proceeds from the issuance of the 3.6% Senior Notes were used to redeem $430 million of AGMH debt and $170 million of AGUS's 5% Senior Notes due in 2024.

As a result of the redemptions discussed above, the Company recognized a loss on extinguishment of debt of approximately $175 million on a pre-tax basis ($138 million after-tax) in the year ended December 31, 2021, which represents the difference between the amount paid to redeem the debt and the carrying value of the debt. The loss on extinguishment of debt primarily consists of a $156 million acceleration of unamortized fair value adjustments that were originally recorded upon the acquisition of AGMH in 2009 and a $19 million make-whole payment associated with the redemption of $170 million of AGUS's 5% Senior Notes.

Debt Maturity and Interest Expense

Scheduled principal payments of the Company's debt are as follows:

Debt Maturity Schedule (1)
As of December 31, 2023

Year	Principal
	(in millions)
2028	$ 350
2029-2048	700
2049-2066	696
Total	$ 1,746

_____
(1)   Includes eliminations of AGMH's debt purchased by AGUS.

The Company's interest expense was $90 million, $81 million and $87 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Committed Capital Securities

Each of AGC and AGM is party to an arrangement that enables it to access, at its discretion, up to $200 million of capital, at any time, and has the right to use such capital for any purpose, including to pay claims.

The arrangement entails four custodial trusts (Woodbourne Capital Trust I, II, III and IV) relating to AGC and four custodial trusts (Sutton Capital Trust I, II, III and IV) relating to AGM, each of which issued $50 million face amount of "committed capital securities" and invested the proceeds of that issuance in eligible assets that would enable the trust to have the cash necessary to respond to AGC's or AGM's exercise, respectively, of a put option.

The put option consists of a right that each of AGC and AGM has, pursuant to separate put agreements that AGC and AGM entered into with each of the trusts, to issue to each trust $50 million of non-cumulative redeemable perpetual preferred stock, in exchange for an equivalent amount of cash (i.e., an aggregate of $200 million for each of AGC and AGM). When AGC or AGM exercises its put option, the relevant trust(s) must liquidate the portfolio of high-quality, liquid assets that it currently maintains and use the liquidation proceeds to purchase AGC or AGM preferred stock, as applicable.

The put agreements have no scheduled termination date or maturity, but may be terminated upon the occurrence of certain specified events.

None of the events that would give rise to a termination of the put agreements have occurred. Accordingly, each of AGC and AGM currently has the ability to exercise put options to raise up to $200 million of capital at any time.

13.   Employee Benefit Plans

Assured Guaranty Ltd. 2004 Long-Term Incentive Plan

Under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan, as amended (the Incentive Plan), the number of AGL common shares that may be delivered under the Incentive Plan may not exceed 18,670,000. As of December 31, 2023, 7,841,664 common shares were available for grant under the Incentive Plan. In the event of certain transactions affecting AGL's common shares, the number or type of shares subject to the Incentive Plan, the number and type of shares subject to outstanding awards under the Incentive Plan, and the exercise price of awards under the Incentive Plan, may be adjusted.

The Incentive Plan authorizes the grant of incentive stock options, non-qualified stock options, stock appreciation rights and full value awards that are based on AGL's common shares. The grant of full value awards may be in return for a participant's previously performed services, or in return for the participant surrendering other compensation that may be due, or may be contingent on the achievement of performance or other objectives during a specified period. The grant of full value awards are subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the participant, or achievement of performance or other objectives. Awards under the Incentive Plan may accelerate and become vested upon a change in control of AGL.

The Incentive Plan is administered by the Compensation Committee of AGL's Board of Directors (the Board), except as otherwise determined by the Board. The Board may amend or terminate the Incentive Plan.

Accounting Policy

Share-based compensation expense is based on the grant date fair value using the grant date closing price or the Monte Carlo or Black-Scholes-Merton (Black-Scholes) pricing models. Except for the share-based awards to retirement-eligible employees, the Company amortizes the fair value of share-based awards on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. For retirement-eligible employees, the Company expenses the portion of the unvested time-based awards that fully vest upon retirement eligibility.

The fair value of each award under the Assured Guaranty Ltd. Employee Stock Purchase Plan is estimated at the beginning of the offering period using the Black-Scholes option valuation model and are expensed over the period which the employee participates in the plan and pays for the shares.

Long-Term Incentive Plan

Restricted Stock Units

Restricted stock units are valued based on the closing price of the underlying shares at the date of grant. The Company awards restricted stock units to employees that generally vest after a three-year or over a four-year period. Occasionally the Company may award restricted stock units to employees that vest after a four-year period. The shares are delivered on the vesting date.

Restricted Stock Unit Activity

Nonvested Stock Units	Number of Stock Units		Weighted Average Grant Date Fair Value Per Share
Nonvested at December 31, 2022	1,067,066	$	49.18
Granted	270,741		61.26
Vested	(399,607)		45.86
Forfeited	(5,472)		55.69
Nonvested at December 31, 2023	932,728	$	54.16

As of December 31, 2023, the total unrecognized compensation cost related to outstanding non-vested restricted stock units was $15 million, which the Company expects to recognize over the weighted average remaining service period of 1.7 years. The total fair value of restricted stock units vested during the years ended December 31, 2023, 2022 and 2021 was $18 million, $12 million and $12 million, respectively. The weighted average grant-date fair value of restricted stock units granted during the years ended December 31, 2023, 2022 and 2021 was $61.26, $56.46, and $44.08, respectively.

Performance Restricted Stock Units

Each performance restricted stock unit represents a contingent right to receive up to a certain number of the Company's common shares. Awards tied to core adjusted book value per share represent the right to receive up to two shares at the end of a three-year performance period, depending on the growth in core adjusted book value per share over the three-year performance period. Performance restricted stock units tied to total shareholder return (TSR) relative to the TSR of the 55th percentile of the Russell Midcap Financial Services Index represent the right to receive up to 2.5 shares at the end of a three-year performance period. The shares related to awards tied to core adjusted book value per share are delivered on the vesting date and the shares related to awards tied to relative TSR are generally delivered on the fourth anniversary of the grant date.

Performance Restricted Stock Unit Activity

Performance Restricted Stock Units	Number of Performance Share Units		Weighted Average Grant Date Fair Value Per Share
Nonvested at December 31, 2022	635,385	$	54.26
Granted (1)	293,950		71.34
Vested (2)	(251,479)		44.20
Forfeited	—		—
Nonvested at December 31, 2023 (3)	677,856	$	64.62

_____

(1)   Includes 86,501 ABV performance restricted stock units and 81,441 TSR performance restricted stock units that were granted prior to 2023 at a weighted average grant date fair value of $43.09 and $38.96, respectively, but met performance hurdles and vested during 2023. The weighted average grant date fair value per share excludes these shares.

(2)   Excludes 167,942 TSR performance restricted stock units that vested during 2023 but were not delivered.

(3)   Excludes 295,216 performance restricted stock units that have met performance hurdles and vested in February 2024. Includes 167,942 TSR performance restricted stock units that vested during 2023 but will be delivered in 2024.

As of December 31, 2023, the total unrecognized compensation cost related to outstanding non-vested performance share units was $13 million, which the Company expects to recognize over the weighted average remaining service period of 1.7 years. The total value of performance restricted stock units vested during the years ended December 31, 2023, 2022 and 2021 was based on grant date fair value and was $11 million, $8 million and $9 million, respectively.

For the 2023, 2022 and 2021 awards, the grant-date fair value of the performance restricted stock units tied to relative TSR was calculated using a Monte Carlo simulation in order to determine the total return of the Company's shares relative to the total return of financial companies in the Russell Midcap Financial Services Index (Index). The inputs to the simulation include the beginning share price and historical share price volatility of each company in the Index as well as the historical correlation coefficient between the share price of each company in the Index and the Index itself. In addition, the simulation also uses the risk-free rate and a discount for liquidity. Because the simulation is calculating the total rate of return for each company in the Index, the simulation assumes that all dividends for all companies are reinvested. As a result, all dividends within the simulation are set to zero regardless any actual (real world) dividends paid by any of the companies in the Index, so actual dividend data are not used as inputs.

The following are significant assumptions used in determining the fair value of the performance restricted stock units tied to relative TSR.

	Years Ended December 31,		
	2023	**2022**	**2021**
Expected term	3.00 years	2.85 years	2.85 years
Expected volatility	29.22 % − 110.25%	27.19 % − 78.96%	26.55 % − 65.84%
Dividend yield	0.00%	0.00%	0.00%
Risk-free-rates	4.38%	1.74%	0.22%
Grant-date fair value	$80.80	$83.97	$60.06

For the 2023, 2022 and 2021 awards, the grant-date fair value of the performance restricted stock units tied to core adjusted book value was based on the grant date closing price.

The weighted average grant-date fair value of the 2023, 2022 and 2021 awards was $71.34, $62.89 and $52.04, respectively.

Restricted Stock Awards

Restricted stock awards are valued based on the closing price of the underlying shares at the date of grant. The Company awards restricted stock awards to non-executive directors that vest after one year. The shares are delivered on the vesting date.

Restricted Stock Award Activity

Nonvested Shares	Number of Shares		Weighted Average Grant Date Fair Value Per Share
Nonvested at December 31, 2022	36,403	$	59.47
Granted	38,464		52.26
Vested	(36,403)		59.47
Forfeited	—		—
Nonvested at December 31, 2023	38,464	$	52.26

As of December 31, 2023, the total unrecognized compensation cost related to outstanding non-vested restricted stock awards was $0.7 million, which the Company expects to recognize over the weighted average remaining service period of 0.3 years. The total fair value of shares vested during the years ended December 31, 2023, 2022 and 2021 was $2.2 million, $2.3 million and $1.9 million, respectively. The weighted average grant-date fair value of shares granted during the years ended December 31, 2023, 2022 and 2021 was $52.26, $59.47 and $51.34, respectively.

Employee Stock Purchase Plan

The Company established the AGL Employee Stock Purchase Plan (Stock Purchase Plan) in accordance with Internal Revenue Code of 1986 (the Code) Section 423, and participation is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10% of the participant's compensation or, if less, shares having a value of $25,000. Participants may purchase shares at a purchase price equal to 85% of the lesser of the fair market value of the stock on the first day or the last day of the subscription period. The Company has reserved for issuance and purchases under the Stock Purchase Plan 1,200,000 AGL common shares. As of December 31, 2023, 367,838 common shares were available for grant under the Stock Purchase Plan.

The fair value of each award under the Stock Purchase Plan is estimated using the following assumptions: (i) the expected dividend yield is based on the current expected annual dividend and share price on the grant date; (ii) the expected volatility is estimated at the date of grant based on the historical share price volatility, calculated on a daily basis; (iii) the risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant; and (iv) the expected life is based on the term of the offering period.

Stock Purchase Plan

	Year Ended December 31,		
	2023	2022	2021
	(dollars in millions)		
Proceeds from purchase of shares by employees	$ 2.2	$ 2.4	$ 2.1
Number of shares issued by the Company	47,204	53,453	67,615

Share-Based Compensation Expense

The following table presents share-based compensation costs and the amount of such costs that are deferred as policy acquisition costs, pre-tax. Amortization of previously deferred share compensation costs is not shown in the table below.

Share-Based Compensation Expense Summary

	Year Ended December 31,		
	2023	2022	2021
	(in millions)		
Share-based compensation expense	$ 36	$ 39	$ 27
Share-based compensation capitalized as DAC	3	3	2
Income tax benefit	5	6	4

Defined Contribution Plan

The Company maintains a savings incentive plan, which is qualified under Section 401(a) of the Code for U.S. employees. Eligible participants may contribute a percentage of their eligible compensation subject to U.S. Internal Revenue Service (IRS) limitations. The Company's matching contribution is an amount equal to 100% of each participant's contributions up to 7% of such participant's eligible compensation, subject to IRS limitations. Certain eligible participants may also contribute a percentage of eligible compensation over the IRS limitations to a nonqualified supplemental executive retirement plan. The Company's matching contribution in the nonqualified plan is an amount equal to 100% of each participant's contributions up to 6% of participant's eligible compensation above the IRS limitations for the qualified plan. The Company also makes core contributions of 7% of the participant's eligible compensation to the qualified plan, subject to IRS limitations, regardless of whether the employee otherwise contributes to the plan, and a core contribution of 6% of the participant's eligible compensation above the IRS limitations for the qualified plan to the nonqualified plan for eligible employees. Employees become fully vested in Company contributions to the qualified and nonqualified plans after one year of service, as defined in the plan (or upon reaching age 65 for the nonqualified plan, if earlier). Plan eligibility is immediate upon hire. The Company also maintains similar non-qualified plans for non-U.S. employees. The Company recognized defined contribution expenses of $16 million, $20 million and $20 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Payable to Sound Point and AHP

As of December 31, 2023, the Company had an $8 million payable for compensation to former employees of AssuredIM in accordance with the Sound Point Transaction and the AHP Transaction.

14.   Income Taxes

Under Bermuda law, there was no Bermuda income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax payable by AGL or AG Re, AGRO and Cedar Personnel Ltd. (collectively, the Bermuda Subsidiaries) in 2023. AGL's U.S., U.K. and French subsidiaries are subject to income taxes imposed by U.S., U.K. and French authorities, respectively, and file applicable tax returns. In addition, AGRO, a Bermuda domiciled company, has elected under Section 953(d) of the IRS to be taxed as a U.S. domestic corporation.

AGL is a tax resident in the U.K. although it remains a Bermuda-based company and its administrative and head office functions continue to be carried on in Bermuda.

AGUS files a consolidated federal income tax return with all of its U.S. subsidiaries. Assured Guaranty Overseas US Holdings Inc. and its subsidiaries, AGRO and AG Intermediary Inc., file their own consolidated federal income tax return.

In July of 2023, the U.K. government passed legislation to implement the Organization for Economic Co-Operation and Development (OECD) Base Erosion and Profit Shifting (BEPS) Pillar Two income inclusion rule. This includes a

multinational top-up tax which will apply to large multinational corporations for accounting periods beginning on or after December 31, 2023. It is expected this will apply to AGL and its subsidiaries, requiring a minimum effective rate of 15% in all jurisdictions in which they operate.

In addition, on December 27, 2023 the Bermuda government enacted a corporate income tax at the rate of 15% which will apply for accounting periods starting on or after January 1, 2025. The enactment of the corporate income tax regime requires the Company to recognize Bermuda deferred taxes for the first time and is recognized in the period that includes the date of enactment. Effective at the beginning of 2025, AGL's Bermuda Subsidiaries will be subject to a 15% corporate income tax.

Accounting Policy

The provision for income taxes consists of an amount for taxes currently payable and an amount for deferred taxes. Deferred income taxes are provided for temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities, using enacted rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded to reduce the deferred tax asset to an amount that is more likely than not to be realized.

Non-interest-bearing tax and loss bonds are purchased in the amount of the tax benefit that results from deducting statutory-basis contingency reserves as provided under the Code Section 832(e). The Company records the purchase of tax and loss bonds in deferred taxes.

The Company recognizes tax benefits only if a tax position is "more likely than not" to prevail.

The Company elected to account for tax associated with Global Intangible Low-Taxed Income (GILTI) as a current-period expense when incurred.

Deferred and current tax assets and liabilities are reported in "other assets" or "other liabilities" on the consolidated balance sheets.

Tax Assets (Liabilities)

Deferred and Current Tax Assets (Liabilities)

	As of December 31,			
	2023		**2022**	
	(in millions)			
Net deferred tax assets (liabilities)	$	250	$	114
Net current tax assets (liabilities)		(9)		63

Components of Net Deferred Tax Assets (Liabilities)

	As of December 31,			
	2023		2022	
	(in millions)			
Deferred tax assets:				
Unearned premium reserves, net	$	11	$	26
Net unrealized investment losses		49		70
Intangible assets		149		—
Value of in-force business		45		—
Rent		15		18
Investments		—		4
Net operating loss		30		37
Depreciation		45		30
Deferred compensation		32		30
Other		6		28
Total deferred tax assets		382		243
Deferred tax liabilities:				
Investments		65		—
DAC		12		15
Loss and LAE reserve		13		74
Lease		13		14
Other		29		21
Total deferred tax liabilities		132		124
Less: Valuation allowance		—		5
Net deferred tax assets (liabilities)	$	250	$	114

The new Bermuda corporate income tax allows an economic transition adjustment (ETA) equal to the difference between the fair market value and the carrying value of assets and liabilities of each of the Company's Bermuda insurance subsidiaries as of September 30, 2023. The ETA resulted in the establishment of a deferred tax asset and corresponding benefit of $189 million reported in the fourth quarter of 2023 consolidated statement of operations. The ETA is expected to be utilized over 10 to 15 years, beginning in 2025.

As part of the acquisition of CIFG Holding Inc. (CIFGH, and together with its subsidiaries, CIFG), the Company acquired $189 million of net operating losses (NOL). The NOL has been limited under the Code Section 382 due to a change in control as a result of the acquisition. As of December 31, 2023, certain U.S. subsidiaries had gross deferred tax assets of approximately $23 million for federal NOL carryforwards which will begin to expire in 2033. In addition, as of December 31, 2023, the Company had gross deferred tax assets for certain non-U.S. NOL carryforwards of approximately $7 million which do not expire.

Valuation Allowance

During 2023, the Company recorded a return to provision adjustment, which included the utilization of $3 million in foreign tax credits (FTC), thereby reducing the Company's FTC from $5 million as of December 31, 2022 to $2 million. As of December 31, 2023, the Company believes that the weight of the positive evidence outweighs the negative evidence regarding the realization of the Company's FTC, resulting in the release of the corresponding $2 million valuation allowance.

During 2022, the Company recorded a return to provision adjustment, which included the utilization of $19 million in FTC, thereby reducing the Company's FTC from $24 million as of December 31, 2021 to $5 million as of December 31, 2022. FTC were established under the 2017 Tax Cuts and Jobs Act (TCJA) for use against regular tax in future years, and will expire in 2027. In analyzing the future realizability of FTC, the Company notes limitations on future foreign source income due to overall foreign losses as negative evidence. After reviewing positive and negative evidence, the Company came to the conclusion that it is more likely than not that the remaining FTC of $5 million will not be utilized, and therefore maintained a valuation allowance with respect to this tax attribute, resulting in a decrease in the valuation allowance from $24 million as of December 31, 2021 to $5 million as of December 31, 2022.

There were no changes in the valuation allowance for 2021.

The Company came to the conclusion that it is more likely than not that the deferred tax assets will be fully realized after weighing all positive and negative evidence available as required under GAAP. The positive evidence that was considered included the cumulative income the Company has earned over the last three years, and the significant unearned premium income to be included in taxable income. The positive evidence outweighs any negative evidence that exists. As such, the Company believes that no valuation allowance is necessary in connection with the remaining deferred tax assets. The Company will continue to analyze the need for a valuation allowance on a quarterly basis.

Changes in market conditions during 2023 and 2022, including rising interest rates, resulted in the recording of deferred tax assets related to net unrealized tax capital losses. When assessing recoverability of these deferred tax assets, the Company considers the ability and intent to hold the underlying securities to recovery in value, if necessary, as well as other factors as noted above. As of December 31, 2023, based on all available evidence, including capital loss carryback capacity, the Company concluded that the deferred tax assets related to the unrealized tax capital losses on the available-for-sale securities portfolios are, more likely than not, expected to be realized.

Provision for Income Taxes

The components of the provision (benefit) for income taxes were as follows:

Current and Deferred Provision (Benefit) for Income Taxes

	Year Ended December 31,		
	2023	2022	2021
	(in millions)		
Current provision (benefit) for income taxes:			
Federal	$ 76	$ (1)	$ 88
State and local	(13)	15	8
Foreign	—	—	—
Total current	$ 63	$ 14	$ 96
Deferred provision (benefit) for income taxes:			
Federal	$ 31	$ 12	$ (38)
State and local	—	—	—
Foreign	(187)	(15)	—
Total deferred	(156)	(3)	(38)
Total provision (benefit) for income taxes	$ (93)	$ 11	$ 58

The Company's overall effective tax rate fluctuates based on the distribution of income across jurisdictions. The effective tax rates reflect the proportion of income recognized by each of the Company's operating subsidiaries, with

- U.S. subsidiaries taxed at the U.S. marginal corporate income tax rate of 21% in 2023, 2022 and 2021;
- French subsidiary taxed at the French marginal corporate tax rate of 25% in 2023, 25% in 2022, and 27.5% in 2021;
- no taxes on the income of the Company's Bermuda Subsidiaries unless subject to U.S. tax by election; and
- U.K. subsidiaries taxed at the U.K. blended marginal corporate tax rate of 23.5% for the full year 2023, and 19% for the periods between April 1, 2017 and March 31, 2023. For periods subsequent to April 1, 2023, the U.K. corporation tax rate was increased to 25%.

Controlled foreign corporations (CFCs) apply the local marginal corporate tax rate. In addition, the TCJA created a new requirement that a portion of the GILTI earned by CFCs must be included currently in the gross income of the CFCs' U.S. shareholder.

A reconciliation of the difference between the provision for income taxes and the expected tax provision at statutory rates in taxable jurisdictions is presented below.

Effective Tax Rate Reconciliation

	Year Ended December 31,					
	2023		2022		2021	
	(in millions)					
Expected tax provision (benefit)	$	122	$	23	$	76
Tax-exempt interest		(15)		(14)		(19)
Return to provision adjustment		(6)		(20)		(4)
Noncontrolling interest		(5)		(3)		(8)
State taxes, net of federal benefit		(10)		12		7
Foreign taxes		11		6		8
Stock based compensation		2		5		4
Bermuda ETA		(189)		—		—
Other		(3)		2		(6)
Total provision (benefit) for income taxes	$	(93)	$	11	$	58
Effective tax rate		(13.9)%		7.2 %		12.2 %

The expected tax provision (benefit) is calculated as the sum of pre-tax income in each jurisdiction multiplied by the statutory tax rate of the jurisdiction by which it will be taxed. Where there is a pre-tax loss in one jurisdiction and pre-tax income in another, the total combined expected tax rate may be higher or lower than any of the individual statutory rates.

The following tables present pre-tax income and revenue by jurisdiction.

Pre-tax Income (Loss) by Tax Jurisdiction

	Year Ended December 31,					
	2023		2022		2021	
	(in millions)					
U.S.	$	622	$	189	$	378
Bermuda		79		44		115
U.K.		(25)		(69)		(8)
France		(8)		(16)		(8)
Total	$	668	$	148	$	477

Revenue by Tax Jurisdiction

	Year Ended December 31,					
	2023		2022		2021	
	(in millions)					
U.S.	$	1,169	$	661	$	685
Bermuda		165		84		123
U.K.		37		(15)		41
France		2		(8)		(3)
Other		—		1		2
Total	$	1,373	$	723	$	848

Pre-tax income by jurisdiction may be disproportionate to revenue by jurisdiction to the extent that insurance losses incurred are disproportionate.

Audits

As of December 31, 2023, AGUS had open tax years with the U.S. IRS for 2018 forward and is currently under audit for the 2018 and 2019 tax years. As of December 31, 2023, Assured Guaranty Overseas US Holdings Inc. had open tax years with the IRS for 2020 forward and is not currently under audit with the IRS. In September 2022, His Majesty's Revenue & Customs (HMRC) completed a business risk review of Assured Guaranty that commenced in July 2022 and assigned a low-risk rating for corporate taxes in the U.K. In December 2023, HMRC issued an inquiry into the Company's 2021 U.K. tax returns. As of December 31, 2023, the Company's U.K. subsidiaries had open tax years with HMRC for 2021 forward. The Company's French subsidiary is not currently under examination and has open tax years of 2020 forward.

Uncertain Tax Positions

During the years ended December 31, 2023, 2022 and 2021, there were no unrecognized tax benefits. There were no accruals for the payment of interest and penalties related to income taxes as of each of December 31, 2023, 2022 and 2021.

15.   Insurance Company Regulatory Requirements

The following table summarizes the policyholder's surplus and net income amounts reported to local regulatory bodies in the U.S. and Bermuda for insurance subsidiaries within the group. The discussion that follows describes the basis of accounting and differences to GAAP.

Insurance Regulatory Amounts Reported
U.S. and Bermuda

	Policyholders' Surplus		Net Income (Loss)		
	As of December 31,		Year Ended December 31,		
	2023	2022	2023	2022	2021
	(in millions)				
U.S. statutory companies:					
AGM (1)	$ 2,646	$ 2,747	$ 209	$ 163	$ 352
AGC (2)	1,651	1,916	79	62	282
Bermuda statutory companies:					
AG Re	905	839	95	53	121
AGRO	412	390	16	9	6

_____
(1)   Policyholders' surplus is net of contingency reserves of $876 million and $855 million as of December 31, 2023 and December 31, 2022, respectively.
(2)   Policyholders' surplus is net of contingency reserves of $420 million and $347 million as of December 31, 2023 and December 31, 2022, respectively.

Basis of Regulatory Financial Reporting

United States

Each of the Company's U.S. domiciled insurance companies' ability to pay dividends depends, among other things, upon its financial condition, results of operations, cash requirements, compliance with rating agency requirements, and is also subject to restrictions contained in the insurance laws and related regulations of its state of domicile and other states. Financial statements prepared in accordance with accounting practices prescribed or permitted by local insurance regulatory authorities differ in certain respects from GAAP.

The Company's U.S. domiciled insurance companies prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the National Association of Insurance Commissioners (NAIC) and their respective insurance departments. Prescribed statutory accounting practices (SAP) are set forth in the NAIC Accounting Practices and Procedures Manual. The Company has no permitted accounting practices on a statutory basis.

GAAP differs in certain significant respects from the U.S. insurance companies' SAP prescribed or permitted by insurance regulatory authorities. The principal differences result from the SAP listed below.

- Upfront premiums are earned upon expiration of risk and installment premiums are earned on a pro-rata basis over the installment period, rather than in proportion to the amount of insurance protection provided under GAAP. The timing of premium accelerations may also differ between SAP and GAAP. Under GAAP, premiums are accelerated only upon the legal defeasance of an insured obligation, whereas statutory premiums may be accelerated earlier if an insured obligation is economically defeased prior to legal defeasance.
- Acquisition costs are charged to expense as incurred rather than expensed over the period that the related premiums are earned under GAAP. Ceding commission income is earned immediately except for amounts in excess of acquisition costs, which are deferred, rather than fully deferred under GAAP.
- A contingency reserve is established according to applicable insurance laws, whereas no such reserve is required under GAAP.
- Certain assets designated as "non-admitted assets" are charged directly to statutory surplus, rather than reflected as assets under GAAP.
- Investments in subsidiaries are carried on the balance sheet on the equity basis, to the extent admissible, rather than consolidated with the parent under GAAP.
- The amount of admitted deferred tax assets are subject to an adjusted surplus threshold and subject to a limitation calculated in accordance with SAP. Under GAAP, there is no non-admitted asset determination, rather a valuation allowance is recorded to reduce the deferred tax asset to an amount that is more likely than not to be realized.
- Insured credit derivatives are accounted for as insurance contracts rather than accounted for as derivative contracts that are measured at fair value under GAAP.
- Bonds are reported at either amortized cost or the lower of amortized cost or fair value, rather than classified as available-for-sale or trading securities and carried at fair value under GAAP.
- The impairment model for fixed-maturity securities classified as available-for-sale under GAAP differs from the statutory impairment model. Under SAP, fixed-maturity securities that have been determined to be other-than-temporarily impaired are written down to fair value or the present value of cash flows. Under GAAP, an allowance for credit losses is established, and can be reversed for subsequent increases in expected cash flows.
- Insured obligations of VIEs, where the Company is deemed the primary beneficiary, are accounted for as insurance contracts. Under GAAP, such VIEs are consolidated and any transactions with the Company are eliminated.
- Surplus notes are recognized as surplus and each payment of principal and interest is recorded only upon approval of the insurance regulator rather than as liabilities with periodic accrual of interest under GAAP.
- Acquisitions are accounted for as either statutory purchases or statutory mergers, rather than under the purchase method under GAAP.
- Losses are discounted at pre-tax book yields and recorded when there is a significant credit deterioration on specific insured obligations and the obligations are in default or a default is probable. Under GAAP, expected losses are discounted at the risk-free rate at the end of each reporting period and are recorded only to the extent they exceed deferred premium revenue.
- The present value of contractual or expected installment premiums and commissions are not recorded on the balance sheet as they are under GAAP.
- The put options in CCS are not accounted for as derivatives as they are under GAAP.
- Non-USD denominated unearned premiums reserve is remeasured at current exchange rates rather than carried at historical rates under GAAP.

Bermuda

AG Re, a Bermuda regulated Class 3B insurer, and AGRO, a Bermuda regulated Class 3A and Class C insurer, prepare their statutory financial statements in conformity with the accounting principles set forth in the Insurance Act 1978, amendments thereto and related regulations. As of December 31, 2016, the Bermuda Monetary Authority (the Authority) requires insurers to prepare statutory financial statements in accordance with the particular accounting principles adopted by the insurer (which, in the case of AG Re and AGRO, are GAAP), subject to certain adjustments. The adjustments are mainly related to certain assets designated as "non-admitted assets" which are charged directly to statutory surplus rather than reflected as assets as they are under GAAP.

United Kingdom

AGUK prepares its Solvency and Financial Condition Report based on Prudential Regulation Authority and Solvency II Regulations (Solvency II). As of December 31, 2023, AGUK's eligible own funds were an estimated £528 million (or $672 million). As of December 31, 2022 AGUK's own funds were an estimated £592 million (or $716 million).

France

AGE prepares its Solvency and Financial Condition Report and other required regulatory financial reports based on Autorité de Contrôle Prudentiel et de Résolution (ACPR) regulations and Solvency II. As of December 31, 2023 AGE's own funds were an estimated €44 million (or $49 million). As of December 31, 2022 AGE's own funds were an estimated €52 million (or $56 million).

Dividend Restrictions and Capital Requirements

United States

Under the New York insurance law, AGM may only pay dividends out of "earned surplus," which is the portion of an insurer's surplus that represents the net earnings, gains or profits (after deduction of all losses) that have not been distributed to the insurer's shareholders as dividends, transferred to stated capital or capital surplus, or applied to other purposes permitted by law, but does not include unrealized appreciation of assets. AGM may pay dividends without the prior approval of the New York State Department of Financial Services Superintendent (New York Superintendent) in an amount that, together with all dividends declared or distributed by it during the preceding 12 months, does not exceed the lesser of 10% of its policyholders' surplus (as of its last annual or quarterly statement filed with the New York Superintendent) or 100% of its adjusted net investment income during that period. The maximum amount available during 2024 for AGM to distribute as dividends without regulatory approval is estimated to be approximately $265 million. Of such $265 million, $47 million is estimated to be available for distribution in the first quarter of 2024.

Under Maryland's insurance law, AGC may, with prior notice to the Maryland Insurance Administration Commissioner, pay an ordinary dividend in an amount that, together with all dividends paid in the prior 12 months, does not exceed the lesser of 10% of its policyholders' surplus (as of the prior December 31) or 100% of its adjusted net investment income during that period. The maximum amount available during 2024 for AGC to distribute as ordinary dividends is approximately $117 million. Of such $117 million, approximately $35 million is estimated to be available for distribution in the first quarter of 2024.

Bermuda

For AG Re, any distribution (including repurchase of shares) of any share capital, contributed surplus or other statutory capital that would reduce its total statutory capital by 15% or more of its total statutory capital as set out in its previous year's financial statements requires the prior approval of the Authority. Separately, dividends are paid out of an insurer's statutory surplus and cannot exceed that surplus. Furthermore, annual dividends cannot exceed 25% of total statutory capital and surplus as set out in its previous year's financial statements, which is $226 million, without AG Re certifying to the Authority that it will continue to meet required margins. Based on the foregoing limitations, in 2024 AG Re has the capacity to: (i) make capital distributions in an aggregate amount up to $129 million without the prior approval of the Authority; and (ii) declare and pay dividends in an aggregate amount up to approximately $226 million as of December 31, 2023. Such dividend capacity is further limited by: (i) the actual amount of AG Re's unencumbered assets, which amount changes from time to time due in part to collateral posting requirements and which was approximately $138 million as of December 31, 2023; and (ii) the amount of statutory surplus, which as of December 31, 2023 was $47 million.

For AGRO, a subsidiary of AG Re, annual dividends cannot exceed $103 million, without AGRO certifying to the Authority that it will continue to meet required margins. Based on the foregoing limitations, in 2024 AGRO has the capacity to: (i) make capital distributions in an aggregate amount up to $21 million without the prior approval of the Authority; and (ii) declare and pay dividends in an aggregate amount up to approximately $103 million as of December 31, 2023. Such dividend capacity is further limited by: (i) the actual amount of AGRO's unencumbered assets, which amount changes from time to time due in part to collateral posting requirements and which was approximately $383 million as of December 31, 2023; and (ii) the amount of statutory surplus, which as of December 31, 2023 was $275 million.

United Kingdom

U.K. company law prohibits AGUK from declaring a dividend to its shareholders unless it has "profits available for distribution." The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While the U.K. insurance regulatory laws impose no statutory restrictions on a general insurer's ability to declare a dividend, the Prudential Regulation Authority's capital requirements may in practice act as

a restriction on dividends for AGUK. In 2023 AGUK paid a dividend and plans to make further distributions of excess capital in the future.

France

French company law prohibits AGE from declaring a dividend to its shareholders unless it has "profits and/or reserves available for distribution." The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While French law imposes no statutory restrictions on an insurer's ability to declare a dividend, the ACPR's capital requirements may, in practice, act as a restriction on dividends for AGE.

Dividend Restrictions and Capital Requirements

Distributions from Insurance Company Subsidiaries

	Year Ended December 31,					
	2023		**2022**		**2021**	
	(in millions)					
Dividends paid by AGC to AGUS	$	102	$	207	$	94
Dividends paid by AGM to AGMH		257		266		291
Dividends paid by AG Re to AGL (1)		53		—		150
Dividends from AGUK to AGM		127		—		—
Redemption of common stock by AGC from AGUS		200		—		—

_____

(1)   2021 included fixed-maturity securities with a fair value of $46 million.

16.   Related Party Transactions

Accounting Policy

The Company follows ASC 850, "Related Party Transactions", for the identification and disclosure of related party transactions. Pursuant to ASC 850, related parties include: (i) the Company's affiliates; (ii) entities for which investments in their equity securities would be required, absent the election of the FVO to be accounted for by the equity method; (iii) trusts for the benefit of employees, such as pension and profit sharing trusts that are managed by or under the trusteeship of management; (iv) the Company's principal owners; (v) the Company's management; (vi) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (vii) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Related party amounts and transactions disclosed in this note include transactions with "Related Persons" as defined in Item 404 of SEC's Regulation S-K as well as "related parties" as defined in ASC 850.

Related Party Transactions

Prior to the Sound Point Transaction and the AHP Transaction, certain Related Persons were eligible to make investments in various private funds, vehicles or accounts managed by AssuredIM and AHP, subject to compliance with applicable laws. Generally, these investments were not subject to the management fees and performance allocations or incentive fees charged to other investors. See Note 10, Asset Management Fees, for information on management fees from AssuredIM funds and CLOs. Subsequent to the Sound Point Transaction, from time to time, certain Related Persons may make investments in various private funds, vehicles or accounts managed by Sound Point that are not subject to management fees, performance allocations or incentive fees charged to other investors.

As of December 31, 2023 and December 31, 2022, each of Wellington Management Company, LLP (together with its affiliates, Wellington) and BlackRock Financial Management Inc. (together with its affiliates, BlackRock) directly or indirectly owned more than 5% of the Company's common shares. Both Wellington and BlackRock are Related Persons. Wellington is

one of the Company's investment managers, and BlackRock was also one of the Company's investment managers until September 2020. BlackRock also provides investment reporting software to the Company.

The investment management fees and reporting software expense incurred from transactions with Wellington and BlackRock were approximately $1.9 million in 2023, $2.0 million in 2022 and $2.4 million in 2021. The Company reported payables to Wellington and BlackRock in connection with these fees and transactions of less than $1 million as of both December 31, 2023 and December 31, 2022.

Throughout the notes to these consolidated financial statements, the Company describes several affiliated balances and transactions.

In Note 1, Business and Basis of Presentation and Note 7, Investments and Cash, the Company includes a discussion of, and amounts related to, its various equity method investments, including an equity method investment in Sound Point, and several Sound Point managed funds. Certain of the Sound Point (and prior to July 1, 2023, AssuredIM) managed funds in which the Company invests are reported as CIVs as described in Note 8, Financial Guaranty Variable Interest Entities and Consolidated Investment Vehicles.

Prior to the Sound Point Transaction and AHP Transaction, the Company owned and consolidated AssuredIM and earned management and performance fees for its investment advisory and management services in respect of AssuredIM Funds. Amounts earned in respect of such services are presented in Note 10, Asset Management Fees, along with the related receivables and payables.

Amounts contributed to employee retirement and savings plans are disclosed in Note 13, Employee Benefit Plans.

17.   Leases

The Company is party to various non-cancelable lease agreements, all of which are operating leases as of December 31, 2023. The majority of the Company's leases relate to office space dedicated to the Company's operations in various locations (primarily New York City, San Francisco, Bermuda, London and Paris) with expiration dates ranging from 2024 to 2032. The Company subleases certain properties that are not used in its operations.

Accounting Policy

The Company determines if an arrangement is a lease at inception. For operating leases with an original term of more than 12 months, where the Company is the lessee, it recognizes a right-of-use (ROU) asset in "other assets" and a lease liability in "other liabilities" on the consolidated balance sheets. An ROU asset represents the Company's right to use an underlying asset for the lease term, and a lease liability represents the Company's obligation to make lease payments arising from the lease. At the inception of a lease, the total fixed payments under a lease agreement are discounted utilizing an incremental borrowing rate that represents the Company's collateralized borrowing rate. The rate is determined based on the lease term as of the lease commencement date. Some of the Company's leases include renewal options, which are not included in the lease terms unless the Company is reasonably certain it will exercise the option.

The Company elected the practical expedient to account for all lease components and their associated non-lease components (i.e., common area maintenance, real estate taxes, building insurance, etc.) as a single lease component and include all fixed payments in the measurement of ROU assets and lease liabilities. Operating lease expense is recognized on a straight-line basis over the lease term. Costs related to variable lease and non-lease components for the Company's leases are expensed in the period incurred. Sublease income is earned on a straight-line basis over the term of the lease.

The Company assesses ROU assets for impairment when certain events occur or when there are changes in circumstances including potential alternative uses. If circumstances require an ROU asset to be tested for possible impairment, and the carrying value of the ROU asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Any impairment is reported in "other operating expenses" in the consolidated statement of operations.

Lease Assets and Liabilities

As of December 31, 2023, the ROU asset and lease liability was $71 million and $97 million, respectively. As of December 31, 2022, the ROU asset and lease liability was $87 million and $116 million, respectively. The weighted average

remaining lease term as of December 31, 2023 and December 31, 2022 was 7.8 years and 8.2 years, respectively. The Company used a weighted average discount rate of 2.60% and 2.49% as of December 31, 2023 and December 31, 2022, respectively.

Lease Expense and Other Information

| | Year Ended December 31, | | |
	2023	2022	2021
	(in millions)		
Operating lease cost	$ 20	$ 16	$ 16
Other lease costs (1)	2	3	3
Sublease income	(7)	(7)	(5)
Total lease cost	$ 15	$ 12	$ 14
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash outflows for operating leases	$ 24	$ 23	$ 20
ROU assets obtained in exchange for new operating lease liabilities (2)	1	1	35

_____

(1) Primarily includes variable and short-term lease costs.
(2) The amounts in 2021 relate primarily to additional office space leased in New York City.

During the fourth quarter of 2023, the Company made the decision to sublease office space that was previously occupied by the Company in support of its operations. The Company concluded that the associated ROU asset was not recoverable. Accordingly, the Company recognized an ROU asset impairment of $3 million as of December 31, 2023, reducing the carrying value of the associated ROU asset to its estimated fair value.

Future Minimum Rental Payments
Operating Leases

| | As of December 31, 2023 |
Year	(in millions)
2024	$ 16
2025	13
2026	12
2027	12
2028	13
Thereafter	41
Total lease payments	107
Less: Imputed interest	10
Total lease liabilities	$ 97

18. Commitments and Contingencies

Legal Proceedings

Lawsuits arise in the ordinary course of the Company's business. It is the opinion of the Company's management, based upon the information available, that the expected outcome of litigation against the Company, individually or in the aggregate, will not have a material adverse effect on the Company's financial position, although an adverse resolution of litigation against the Company in a fiscal quarter or year could have a material adverse effect on the Company's results of operations or liquidity in that particular quarter or year.

In addition, in the ordinary course of their respective businesses, certain of AGL's insurance subsidiaries are involved in litigation with third parties to recover insurance losses paid in prior periods or prevent or reduce losses in the future. For example, the Company is involved in a number of legal actions in the Federal District Court of Puerto Rico to enforce or defend its rights with respect to the obligations it insures of Puerto Rico and various of its related authorities and public corporations. See the "Exposure to Puerto Rico" section of Note 3, Outstanding Exposure, for a description of such actions. The impact, if any, of these and other proceedings on the amount of recoveries the Company receives and losses it pays in the future is uncertain, and the impact of any one or more of these proceedings during any quarter or year could be material to the

Company's results of operations in that particular quarter or year. In the first quarter of 2023, the Company reduced its previously recorded accrual of $20 million to zero in connection with developments in litigation.

The Company also receives subpoenas and interrogatories from regulators from time to time.

Accounting Policy

The Company establishes accruals for litigation and regulatory matters to the extent it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. Additionally, it discloses such amounts if material to the financial position of the Company. For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established, but if the matter is material, it would be disclosed below. The Company reviews relevant information with respect to its litigation and regulatory matters on a quarterly basis and updates its accruals, disclosures, and estimates of reasonably possible loss based on such reviews.

Litigation

On November 28, 2011, Lehman Brothers International (Europe) (in administration) (LBIE) sued AG Financial Products Inc. (AGFP), an affiliate of AGC, which, in the past, had provided credit protection to counterparties under CDS. AGC acts as the credit support provider of AGFP under these CDS. LBIE's complaint, which was filed in the Supreme Court of the State of New York (the Court), asserted a claim for breach of the implied covenant of good faith and fair dealing based on AGFP's termination in December 2008 of nine credit derivative transactions between LBIE and AGFP and asserted claims for breach of contract and breach of the implied covenant of good faith and fair dealing based on AGFP's termination in July 2009 of 28 other credit derivative transactions between LBIE and AGFP and AGFP's calculation of the termination payment in connection with those 28 other credit derivative transactions. Following defaults by LBIE, AGFP had terminated the transactions in question in compliance with the agreement between AGFP and LBIE, and properly calculated that LBIE owes AGFP approximately $4 million for the claims which were dismissed (as described below) and approximately $21 million in connection with the termination of the other credit derivative transactions, whereas LBIE asserted in the complaint that AGFP owes LBIE a termination payment of approximately $1.4 billion. On March 15, 2013, the Court granted AGFP's motion to dismiss in respect of the count relating to the nine credit derivative transactions and narrowed LBIE's claim with respect to the 28 other credit derivative transactions. Following a bench trial, on March 8, 2023, the Court rendered its decision and found in favor of AGFP. On June 30, 2023, the clerk entered judgment in favor of AGFP in the amount of approximately $54 million plus post-judgment simple interest at an annual rate of 8%. On July 1, 2023, AGFP moved the Court to award it approximately $58 million for attorneys' fees and expenses AGFP incurred through March 2023. The parties reached a confidential settlement with respect to this motion for attorneys' fees, and AGFP withdrew the motion without prejudice on October 30, 2023. On September 22, 2023, LBIE appealed the Court's post-trial decision to the New York Appellate Division's First Judicial Department. Briefing on the appeal was completed on January 12, 2024, and oral argument on the appeal was heard on February 21, 2024. The Company did not accrue in its financial statements for the judgment it was awarded or the attorneys' fees it sought.

19.   Shareholders' Equity

Accounting Policy

The Company records share repurchases as a reduction to "common shares" and "additional paid-in capital." Once additional paid-in capital has been exhausted, share repurchases are recorded as a reduction to common shares and retained earnings.

Share Issuances

AGL has authorized share capital of $5 million divided into 500,000,000 shares with a par value $0.01 per share. Except as described below, AGL's common shares have no preemptive rights or other rights to subscribe for additional common shares, no rights of redemption, conversion or exchange and no sinking fund rights. In the event of liquidation, dissolution or winding-up, the holders of AGL's common shares are entitled to share equally, in proportion to the number of common shares held by such holder, in AGL's assets, if any remain after the payment of all AGL's debts and liabilities and the liquidation preference of any outstanding preferred shares. Under certain circumstances, AGL has the right to purchase all or a portion of the shares held by a shareholder at fair market value. All of the common shares are fully paid and non-assessable. Holders of AGL's common shares are entitled to receive dividends as lawfully may be declared from time to time by the Board.

In general, and except as provided below, shareholders have one vote for each common share held by them and are entitled to vote with respect to their fully paid shares at all meetings of shareholders. However, if, and so long as, the common shares (and other of AGL's shares) of a shareholder are treated as "controlled shares" (as determined pursuant to section 958 of the Code) of any U.S. Person and such controlled shares constitute 9.5% or more of the votes conferred by AGL's issued and outstanding shares, the voting rights with respect to the controlled shares owned by such U.S. Person shall be limited, in the aggregate, to a voting power of less than 9.5% of the voting power of all issued and outstanding shares, under a formula specified in AGL's Bye-Laws. The formula is applied repeatedly until there is no U.S. Person whose controlled shares constitute 9.5% or more of the voting power of all issued and outstanding shares and who generally would be required to recognize income with respect to AGL under the Code if AGL were a CFC as defined in the Code and if the ownership threshold under the Code were 9.5% (as defined in AGL's Bye-Laws as a 9.5% U.S. Shareholder).

Subject to AGL's Bye-Laws and Bermuda law, AGL's Board has the power to issue any of AGL's unissued shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights.

Under AGL's Bye-Laws and subject to Bermuda law, if AGL's Board determines that any ownership of AGL's shares may result in adverse tax, legal or regulatory consequences to the Company, any of the Company's subsidiaries or any of AGL's shareholders or indirect holders of shares or its affiliates (other than such as AGL's Board considers de minimis), the Company has the option, but not the obligation, to require such shareholder to sell to AGL, or to a third party to whom AGL assigns the repurchase right, the minimum number of common shares necessary to avoid or cure any such adverse consequences at a price determined in the discretion of the Board to represent the shares' fair market value (as defined in AGL's Bye-Laws). In addition, AGL's Board may determine that shares held carry different voting rights when it deems it appropriate to do so to: (i) avoid the existence of any 9.5% U.S. Shareholder; and (ii) avoid adverse tax, legal or regulatory consequences to AGL or any of its subsidiaries or any direct or indirect holder of shares or its affiliates. "Controlled shares" includes, among other things, all shares of AGL that such U.S. Person is deemed to own directly, indirectly or constructively (within the meaning of section 958 of the Code). Further, these provisions do not apply in the event one shareholder owns greater than 75% of the voting power of all issued and outstanding shares.

Under these provisions, certain shareholders may have their voting rights limited to less than one vote per share, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.5% limitation by virtue of their direct share ownership. AGL's Bye-Laws provide that it will use its best efforts to notify shareholders of their voting interests prior to any vote to be taken by them.

Share Repurchases

On November 1, 2023, the Board authorized the repurchase of an additional $300 million of its common shares. As of February 27, 2024, the Company was authorized to purchase $228 million of its common shares. The Company expects to repurchase shares from time to time in the open market or in privately negotiated transactions. The timing, form and amount of the share repurchases under the program are at the discretion of management and will depend on a variety of factors, including funds available at the parent company, other potential uses for such funds, market conditions, the Company's capital position, legal requirements and other factors. The repurchase program may be modified, extended or terminated by the Board at any time. It does not have an expiration date.

Share Repurchases

Year	Number of Shares Repurchased	Total Payments (in millions)	Average Price Paid Per Share
2021	10,519,040	$ 496	$ 47.19
2022	8,847,981	503	56.79
2023	3,215,893	199	61.95
2024 (through February 27, 2024 on a settlement date basis)	950,551	76	79.98

Deferred Compensation

Certain executives of the Company elected to invest a portion of their AG US Group Services Inc. supplemental executive retirement plan (AGS SERP) accounts in the employer stock fund in the AGS SERP. Each unit in the employer stock fund represents the right to receive one AGL common share upon a distribution from the AGS SERP. Each unit equals the number of AGL common shares which could have been purchased with the value of the account deemed invested in the

employer stock fund as of the date of such election. As of December 31, 2023 and 2022, there were 74,309 and 74,309 units, respectively, in the AGS SERP.

Dividends

Any determination to pay dividends is at the discretion of the Company's Board, and depends upon the Company's results of operations, cash flows from operating activities, its financial position, capital requirements, general business conditions, legal, tax, regulatory, rating agency and contractual restrictions on the payment of dividends, other potential uses for such funds and any other factors the Company's Board deems relevant. For more information concerning regulatory constraints that affect the Company's ability to pay dividends, see Note 15, Insurance Company Regulatory Requirements.

On February 21, 2024, the Company declared a quarterly dividend of $0.31 per common share compared with $0.28 per common share paid in 2023, an increase of 11%.

20.   Other Comprehensive Income

The following tables present the changes in each component of AOCI and the effect of reclassifications out of AOCI into the respective lines in the consolidated statements of operations.

Changes in Accumulated Other Comprehensive Income (Loss) by Component
Year Ended December 31, 2023

	Net Unrealized Gains (Losses) on Investments with:		ISCR on FG VIEs' Liabilities with Recourse	Cumulative Translation Adjustment	Cash Flow Hedge	Total AOCI
	No Credit Impairment	Credit Impairment				
	(in millions)					
Balance, December 31, 2022	$ (343)	$ (110)	$ (23)	$ (45)	$ 6	$ (515)
Other comprehensive income (loss) before reclassifications	139	(5)	—	2	—	136
Less: Amounts reclassified from AOCI to:						
Net realized investment gains (losses)	(1)	(13)	—	—	—	(14)
Fair value gains (losses) on FG VIEs	—	—	(3)	—	—	(3)
Fair value gains (losses) on CIVs	—	—	—	(6)	—	(6)
Interest expense	—	—	—	—	1	1
Total before tax	(1)	(13)	(3)	(6)	1	(22)
Tax (provision) benefit	(1)	2	—	1	—	2
Total amount reclassified from AOCI, net of tax	(2)	(11)	(3)	(5)	1	(20)
Other comprehensive income (loss)	141	6	3	7	(1)	156
Balance, December 31, 2023	$ (202)	$ (104)	$ (20)	$ (38)	$ 5	$ (359)

Changes in Accumulated Other Comprehensive Income (Loss) by Component
Year Ended December 31, 2022

	Net Unrealized Gains (Losses) on Investments with:		ISCR on FG VIEs' Liabilities with Recourse	Cumulative Translation Adjustment	Cash Flow Hedge	Total AOCI
	No Credit Impairment	Credit Impairment				
			(in millions)			
Balance, December 31, 2021	$ 375	$ (24)	$ (21)	$ (36)	$ 6	$ 300
Other comprehensive income (loss) before reclassifications	(755)	(103)	(4)	(9)	—	(871)
Less: Amounts reclassified from AOCI to:						
Net realized investment gains (losses)	(44)	(21)	—	—	—	(65)
Fair value gains (losses) on FG VIEs	—	—	(3)	—	—	(3)
Total before tax	(44)	(21)	(3)	—	—	(68)
Tax (provision) benefit	7	4	1	—	—	12
Total amount reclassified from AOCI, net of tax	(37)	(17)	(2)	—	—	(56)
Other comprehensive income (loss)	(718)	(86)	(2)	(9)	—	(815)
Balance, December 31, 2022	$ (343)	$ (110)	$ (23)	$ (45)	$ 6	$ (515)

Changes in Accumulated Other Comprehensive Income (Loss) by Component
Year Ended December 31, 2021

	Net Unrealized Gains (Losses) on Investments with:		ISCR on FG VIEs' Liabilities with Recourse	Cumulative Translation Adjustment	Cash Flow Hedge	Total AOCI
	No Credit Impairment	Credit Impairment				
			(in millions)			
Balance, December 31, 2020	$ 577	$ (30)	$ (20)	$ (36)	$ 7	$ 498
Other comprehensive income (loss) before reclassifications	(184)	—	(3)	—	—	(187)
Less: Amounts reclassified from AOCI to:						
Net realized investment gains (losses)	21	(7)	—	—	—	14
Fair value gains (losses) on FG VIEs	—	—	(3)	—	—	(3)
Interest expense	—	—	—	—	1	1
Total before tax	21	(7)	(3)	—	1	12
Tax (provision) benefit	(3)	1	1	—	—	(1)
Total amount reclassified from AOCI, net of tax	18	(6)	(2)	—	1	11
Other comprehensive income (loss)	(202)	6	(1)	—	(1)	(198)
Balance, December 31, 2021	$ 375	$ (24)	$ (21)	$ (36)	$ 6	$ 300

21.   Earnings Per Share

Accounting Policy

The Company computes earnings per share (EPS) using the two-class method, which is an earnings allocation formula that determines EPS for: (i) each class of common shares (the Company has a single class of common shares); and (ii) participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings. Awards and share units under the AGS SERP with non-forfeitable dividends are considered participating securities.

Basic EPS is computed by dividing net income (loss) available to common shareholders of Assured Guaranty by the weighted average number of common shares outstanding during the period. Diluted EPS adjusts basic EPS for the effects of restricted stock, restricted stock units, stock options and other potentially dilutive financial instruments (dilutive securities), only in the periods in which such effect is dilutive. The effect of the dilutive securities is reflected in diluted EPS by application of the more dilutive of: (1) the treasury stock method; or (2) the two-class method assuming nonvested shares are not converted into common shares.

Computation of Earnings Per Share

		Year Ended December 31,			
		2023	2022		2021
		(in millions, except per share amounts)			
Basic EPS:					
Net income (loss) attributable to AGL	$	739	$	124	389
Less: Distributed and undistributed income (loss) available to nonvested shareholders		6		1	—
Distributed and undistributed income (loss) available to common shareholders of AGL and subsidiaries, basic	$	733	$	123	389
Basic shares		58.4		62.9	73.5
Basic EPS	$	**12.54**	$	**1.95** $	**5.29**
Diluted EPS:					
Distributed and undistributed income (loss) available to common shareholders of AGL and subsidiaries, basic	$	733	$	123 $	389
Plus: Re-allocation of undistributed income (loss) available to nonvested shareholders of AGL and subsidiaries		—		—	—
Distributed and undistributed income (loss) available to common shareholders of AGL and subsidiaries, diluted	$	733	$	123 $	389
Basic shares		58.4		62.9	73.5
Dilutive securities:					
Restricted stock awards		1.2		1.0	0.8
Diluted shares		59.6		63.9	74.3
Diluted EPS	$	**12.30**	$	**1.92** $	**5.23**
Potentially dilutive securities excluded from computation of EPS because of antidilutive effect		0.1		0.6	0.1

22.   Parent Company

The following tables present the condensed financial statements of Assured Guaranty Ltd.

Assured Guaranty Ltd. (Parent Company)
Condensed Balance Sheets
(in millions)

		As of December 31,		
		2023		2022
Assets				
Investments	$	40	$	26
Investments in subsidiaries		5,553		4,984
Dividends receivable from subsidiaries		80		18
Other assets (1)		64		58
Total assets	$	5,737	$	5,086
Liabilities				
Other liabilities (1)	$	24	$	22
Total liabilities	$	24	$	22
Total shareholders' equity attributable to AGL	$	5,713	$	5,064
Total liabilities and shareholders' equity	$	5,737	$	5,086

_____
(1)   Mainly consists of due from and due to affiliates.

Assured Guaranty Ltd. (Parent Company)
Condensed Statements of Operations and Comprehensive Income
(in millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenues			
Net investment income	$ 1	$ 3	$ 1
Net realized investment gains (losses)	(1)	(4)	—
Total revenues	—	(1)	1
Expenses			
Other expenses (1)	45	45	35
Total expenses	45	45	35
Income (loss) before equity in earnings of subsidiaries	(45)	(46)	(34)
Equity in earnings of subsidiaries	784	170	423
Net income attributable to AGL	**739**	**124**	**389**
Other comprehensive income (loss) attributable to AGL	156	(815)	(198)
Comprehensive income (loss) attributable to AGL	**$ 895**	**$ (691)**	**$ 191**

_____
(1)   Includes expense allocations from subsidiaries.

Assured Guaranty Ltd. (Parent Company)
Condensed Statements of Cash Flows
(in millions)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income attributable to AGL	$ 739	$ 124	$ 389
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Equity in earnings of subsidiaries	(784)	(170)	(423)
Net realized investment losses (gains)	1	4	—
Cash dividends from subsidiaries	306	437	539
Other	36	32	22
Net cash flows provided by (used in) operating activities	**298**	**427**	**527**
Cash flows from investing activities:			
Short-term investments with maturities of over three months:			
Sales	4	52	—
Maturities and paydowns	—	5	4
Net sales (purchases) of short-term investments with original maturities of less than three months	(18)	92	41
Net cash flows provided by (used in) investing activities	**(14)**	**149**	**45**
Cash flows from financing activities:			
Dividends paid	(67)	(64)	(66)
Repurchases of common shares	(199)	(500)	(496)
Other	(18)	(12)	(10)
Net cash flows provided by (used in) financing activities	**(284)**	**(576)**	**(572)**
Increase (decrease) in cash	—	—	—
Cash at beginning of period	—	—	—
Cash at end of period	$ —	$ —	$ —
Supplemental disclosure of non-cash investing activities:			
Dividend from a subsidiary in the form of fixed-maturity securities	$ —	$ —	$ 46

Basis of Presentation

These condensed financial statements of AGL should be read in conjunction with the Company's consolidated financial statements and notes thereto. AGL is a Bermuda-based holding company that provides, through its wholly-owned operating subsidiaries, credit protection products to the U.S. and non-U.S. public finance (including infrastructure) and structured finance markets. Assured Guaranty also participates in the asset management business. See Note 1, Business and Basis of Presentation, for further information regarding the basis of presentation.

Guaranties of Obligations of Affiliates

AGL fully and unconditionally guarantees all of the U.S. Holding Companies' debt. See Note 12, Long-Term Debt and Credit Facilities, for additional information.

Credit Facility with Affiliate

On October 25, 2013, AGL, as borrower, and AGUS, as lender, entered into a revolving credit facility pursuant to which AGL may, from time to time, borrow for general corporate purposes. Under the credit facility, AGUS committed to lend a principal amount not exceeding $225 million in the aggregate. In October 2023, the commitment was extended until October 25, 2033 (the loan commitment termination date). The unpaid principal amount of each loan will bear interest at a fixed rate equal to 100% of the then applicable interest rate as determined under Section 1274(d) of the Code, and interest on all loans

will be computed for the actual number of days elapsed on the basis of a year consisting of 360 days. Accrued interest on all loans will be paid on the last day of each June and December, and at maturity. AGL must repay the then unpaid principal amounts of the loans by the third anniversary of the loan commitment termination date. No amounts are currently outstanding under the credit facility.

Income Taxes

AGL is not subject to any income, withholding or capital gains taxes under current Bermuda law. In November 2013, AGL became tax resident in the U.K. although it remains a Bermuda-based company and its administrative and head office functions continue to be carried on in Bermuda. In July of 2023, the U.K. government passed legislation to implement the OECD BEPS Pillar Two income inclusion rule, which includes a multinational top-up tax which will apply to large multinational corporations for accounting periods beginning on or after December 31, 2023. It is expected this will apply to AGL, requiring a minimum effective rate of 15% in all jurisdictions in which it operates. See Note 14, Income Taxes, for further information regarding AGL's income taxes.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Assured Guaranty's management, with the participation of AGL's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the effectiveness of AGL's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), as of December 31, 2023. The controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including AGL's CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures. Based on this evaluation, AGL's CEO and CFO have concluded that, as of December 31, 2023, AGL's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms, information required to be disclosed by AGL (including its consolidated subsidiaries) in the reports that it files or submits under the Exchange Act.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the Company's quarter ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

The management of AGL is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, the Company's CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with GAAP.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2013 Internal Control-Integrated Framework. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2023 based on criteria in the 2013 Internal Control-Integrated Framework issued by the COSO.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their "Report of Independent Registered Public Accounting Firm" included in Item 8, Financial Statements and Supplementary Data.

ITEM 9B.   OTHER INFORMATION

10b5-1 Trading Plans

During the fourth quarter of 2023, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act).

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information pertaining to this item is incorporated by reference to the sections entitled "Proposal No. 1: Election Of Directors", "Corporate Governance—How Are Directors Nominated?" and "Corporate Governance—Committees Of The Board—The Audit Committee" of the definitive proxy statement for the Annual General Meeting of Shareholders, which involves the election of directors and will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to regulation 14A.

Information about the executive officers of AGL is set forth at the end of Part I of this Form 10-K and is hereby incorporated by reference.

Code of Ethics

The Company has adopted a Global Code of Ethics, which sets forth standards by which all employees, officers and directors of the Company must abide as they work for the Company. The Global Code of Ethics is available at www.assuredguaranty.com/governance. The Company intends to disclose on its internet site any amendments to, or waivers from, its Global Code of Ethics that are required to be publicly disclosed pursuant to the rules of the SEC or the NYSE.

ITEM 11.   EXECUTIVE COMPENSATION

This item is incorporated by reference to the sections entitled "Executive Compensation", "Corporate Governance— Compensation Committee Interlocking And Insider Participation" and "Corporate Governance—How Are Directors Compensated?" of the definitive proxy statement for the Annual General Meeting of Shareholders, which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to regulation 14A.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

This item is incorporated by reference to the sections entitled "Information About Our Common Share Ownership" and "Equity Compensation Plans Information" of the definitive proxy statement for the Annual General Meeting of Shareholders, which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to regulation 14A.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

This item is incorporated by reference to the sections entitled "Corporate Governance—What Is Our Related Person Transactions Approval Policy And What Procedures Do We Use To Implement It?", "Corporate Governance—What Related Person Transactions Do We Have?" and "Corporate Governance—Director Independence" of the definitive proxy statement for the Annual General Meeting of Shareholders, which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to regulation 14A.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

This item is incorporated by reference to the section entitled "Proposal No. 4: Appointment Of Independent Auditor— Independent Auditor Fee Information" and "Proposal No. 4: Appointment Of Independent Auditor—Pre-Approval Policy Of Audit And Non-Audit Services" of the definitive proxy statement for the Annual General Meeting of Shareholders, which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to regulation 14A.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements, Financial Statement Schedules and Exhibits

1. Financial Statements

The following financial statements of Assured Guaranty Ltd. have been included in, Part II, Item 8, Financial Statements and Supplementary Data, hereof:

2. Financial Statement Schedules

The financial statement schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits*

Description of Document

2.1	Transaction Agreement, dated April 5, 2023, between Assured Guaranty US Holdings Inc., Assured Investment Management LLC, Assured Investment Management GP Holdings LLC, Sound Point Capital Management L.P. and Sound Point GP Parent, LLC (Incorporated by reference to Exhibit 2.1. to Form 8-K filed on April 5, 2023)
3.1	Certificate of Incorporation and Memorandum of Association of the Registrant, as amended by Certificate of Incorporation on Change of Name dated March 30, 2004 and Certificate of Deposit of Memorandum of Increase of Capital dated April 21, 2004 (Incorporated by reference to Exhibit 3.1 to Form 10-K for the year ended December 31, 2009)
3.2	First Amended and Restated Bye-laws of the Registrant, as amended (Incorporated by reference to Exhibit 3.1 to Form 8-K filed on May 10, 2011)
4.1	Specimen Common Share Certificate (Incorporated by reference to Exhibit 4.1 to Form S-1 (#333-111491))
4.2	Certificate of Incorporation and Memorandum of Association of the Registrant, as amended by Certificate of Incorporation on Change of Name dated March 30, 2004 and Certificate of Deposit of Memorandum of Increase of Capital dated April 21, 2004 (See Exhibit 3.1)
4.3	Bye-laws of the Registrant (See Exhibit 3.2)
4.4	Indenture, dated as of May 1, 2004, among the Company, Assured Guaranty U.S. Holdings Inc. and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended March 31, 2004)
4.5	Indenture, dated as of December 1, 2006, entered into among Assured Guaranty Ltd., Assured Guaranty U.S. Holdings Inc. and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on December 20, 2006)
4.6	First Supplemental Subordinated Indenture, dated as of December 20, 2006, entered into among Assured Guaranty Ltd., Assured Guaranty U.S. Holdings Inc. and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.2 to Form 8-K filed on December 20, 2006)
4.7	Replacement Capital Covenant, dated as of December 20, 2006, between Assured Guaranty U.S. Holdings Inc. and Assured Guaranty Ltd., in favor of and for the benefit of each Covered Debtholder (as defined therein) (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on December 20, 2006)
4.8	Replacement Capital Covenant, dated as of November 22, 2006, by Financial Security Assurance Holdings Ltd. (Incorporated by reference to Exhibit 10.5 to Financial Security Assurance Holdings Ltd.'s Form 8-K filed on November 28, 2006)
4.9	Amended and Restated Trust Indenture dated as of February 24, 1999 between Financial Security Assurance Holdings Ltd. and the Senior Debt Trustee (Incorporated by reference to Exhibit 4.1 to Financial Security Assurance Holdings Ltd.'s Registration Statement to Form S-3 (#333-74165))

	Description of Document
4.10	Supplemental Indenture, dated as of August 26, 2009, between Assured Guaranty Ltd., Financial Security Assurance Holdings Ltd. and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 99.1 to Form 8-K filed on September 1, 2009)
4.11	Indenture, dated as of November 22, 2006, between Financial Security Assurance Holdings Ltd. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Financial Security Assurance Holdings Ltd.'s Form 8-K filed on November 28, 2006)
4.12	Form of Financial Security Assurance Holdings Ltd. Junior Subordinated Debenture, Series 2006-1 (Incorporated by reference to Exhibit 10.3 to Financial Security Assurance Holdings Ltd.'s Form 8-K filed on November 28, 2006)
4.13	Supplemental Indenture, dated as of August 26, 2009, between Assured Guaranty Ltd., Financial Security Assurance Holdings Ltd. and The Bank of New York Mellon, as trustee (Incorporated by reference to Exhibit 99.2 to Form 8-K filed on September 1, 2009)
4.14	Form of Officer’s Certificate related to 3.150% Senior Notes due 2031, containing Form of 3.150% Senior Notes due 2031 as Exhibit A (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on May 26, 2021)
4.15	Form of Officer’s Certificate related to 3.600% Senior Notes due 2051, containing Form of 3.600% Senior Notes due 2051 as Exhibit A (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on August 17, 2021)
4.16	Form of Officer’s Certificate related to 6.125% Senior Notes due 2028, containing Form of 6.125% Senior Notes due 2028 as Exhibit A (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on August 21, 2023)
4.17	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
10.1	Guaranty by Assured Guaranty Re Ltd. in favor of Assured Guaranty Re Overseas Ltd., effective as of January 1, 2024
10.2	Put Agreement between Assured Guaranty Corp. and Woodbourne Capital Trust [I][II][III][IV] (Incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended March 31, 2005)
10.3	Custodial Trust Expense Reimbursement Agreement (Incorporated by reference to Exhibit 10.7 to Form 10-Q for the quarter ended March 31, 2005)
10.4	Assured Guaranty Corp. Articles Supplementary Classifying and Designating Series of Preferred Stock as Series A Perpetual Preferred Stock, Series B Perpetual Preferred Stock, Series C Perpetual Preferred Stock, Series D Perpetual Preferred Stock (Incorporated by reference to Exhibit 10.8 to Form 10-Q for the quarter ended March 31, 2005)
10.5	Purchase Agreement among Dexia Holdings Inc., Dexia Crédit Local S.A. and the Company dated as of November 14, 2008 (Incorporated by reference to Exhibit 99.1 to Form 8-K filed on November 17, 2008)
10.6	Amended and Restated Revolving Credit Agreement dated as of June 30, 2009 among FSA Asset Management LLC, Dexia Crédit Local S.A. and Dexia Bank Belgium S.A. (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 8, 2009)
10.7	First Amendment to Amended and Restated Revolving Credit Agreement dated as of September 20, 2010 among FSA Asset Management LLC, Dexia Crédit Local S.A. and Dexia Bank Belgium S.A. (Incorporated by reference to Exhibit 10.11 to Form 10-K for the year ended December 31, 2013)
10.8	Second Amendment to Amended and Restated Revolving Credit Agreement dated as of May 16, 2012 among FSA Asset Management LLC, Dexia Crédit Local S.A. and Dexia Bank Belgium S.A. (Incorporated by reference to Exhibit 10.12 to Form 10-K for the year ended December 31, 2013)
10.9	Assignment Pursuant to the Amended and Restated Revolving Credit Agreement, as amended, dated as of December 12, 2013 between Belfius Bank SA/NV and Dexia Crédit Local S.A. (Incorporated by reference to Exhibit 10.13 to Form 10-K for the year ended December 31, 2013)
10.10	ISDA Master Agreement (Multicurrency-Cross Border) dated as of June 30, 2009 among Dexia SA, Dexia Crédit Local S.A. and FSA Asset Management LLC (Incorporated by reference to Exhibit 10.3.1 to Form 8-K filed on July 8, 2009)
10.11	Schedule to the 1992 Master Agreement, Guaranteed Put Contract, dated as of June 30, 2009 among Dexia Crédit Local S.A., Dexia SA and FSA Asset Management LLC (Incorporated by reference to Exhibit 10.3.2 to Form 8-K filed on July 8, 2009)
10.12	Put Option Confirmation, Guaranteed Put Contract, dated June 30, 2009 to FSA Asset Management LLC from Dexia SA and Dexia Crédit Local S.A. (Incorporated by reference to Exhibit 10.3.3 to Form 8-K filed on July 8, 2009)
10.13	ISDA Credit Support Annex (New York Law) to the Schedule to the ISDA Master Agreement, Guaranteed Put Contract, dated as of June 30, 2009 between Dexia Crédit Local S.A. and Dexia SA and FSA Asset Management LLC (Incorporated by reference to Exhibit 10.3.4 to Form 8-K filed on July 8, 2009)
10.14	ISDA Master Agreement (Multicurrency-Cross Border) dated as of June 30, 2009 among Dexia SA, Dexia Crédit Local S.A. and FSA Asset Management LLC (Incorporated by reference to Exhibit 10.4.1 to Form 8-K filed on July 8, 2009)

Description of Document

10.15	Schedule to the 1992 Master Agreement, Non-Guaranteed Put Contract, dated as of June 30, 2009 among Dexia Crédit Local S.A., Dexia SA and FSA Asset Management LLC (Incorporated by reference to Exhibit 10.4.2 to Form 8-K filed on July 8, 2009)
10.16	Put Option Confirmation, Non-Guaranteed Put Contract, dated June 30, 2009 to FSA Asset Management LLC from Dexia SA and Dexia Crédit Local S.A. (Incorporated by reference to Exhibit 10.4.3 to Form 8-K filed on July 8, 2009)
10.17	ISDA Credit Support Annex (New York Law) to the Schedule to the ISDA Master Agreement, Non-Guaranteed Put Contract, dated as of June 30, 2009 between Dexia Crédit Local S.A. and Dexia SA and FSA Asset Management LLC (Incorporated by reference to Exhibit 10.4.4 to Form 8-K filed on July 8, 2009)
10.18	First Demand Guarantee Relating to the "Financial Products" Portfolio of FSA Asset Management LLC issued by the Belgian State and the French State and executed as of June 30, 2009 (Incorporated by reference to Exhibit 10.5 to Form 8-K filed on July 8, 2009)
10.19	Guaranty, dated as of June 30, 2009, made jointly and severally by Dexia SA and Dexia Crédit Local S.A., in favor of Financial Security Assurance Inc. (Incorporated by reference to Exhibit 10.6 to Form 8-K filed on July 8, 2009)
10.20	Indemnification Agreement (GIC Business) dated as of June 30, 2009 by and among Financial Security Assurance Inc., Dexia Crédit Local S.A. and Dexia SA (Incorporated by reference to Exhibit 10.7 to Form 8-K filed on July 8, 2009)
10.21	Pledge and Administration Agreement, dated as of June 30, 2009, among Dexia SA, Dexia Crédit Local S.A., Dexia Bank Belgium SA, Dexia FP Holdings Inc., Financial Security Assurance Inc., FSA Asset Management LLC, FSA Portfolio Asset Limited, FSA Capital Markets Services LLC, FSA Capital Markets Services (Caymans) Ltd., FSA Capital Management Services LLC and The Bank of New York Mellon Trust Company, National Association (Incorporated by reference to Exhibit 10.8 to Form 8-K filed on July 8, 2009)
10.22	Separation Agreement, dated as of July 1, 2009, among Dexia Crédit Local S.A., Financial Security Assurance Inc., Financial Security Assurance International, Ltd., FSA Global Funding Limited and Premier International Funding Co. (Incorporated by reference to Exhibit 10.9 to Form 8-K filed on July 8, 2009)
10.23	Funding Guaranty, dated as of July 1, 2009, made by Dexia Crédit Local S.A. in favor of Financial Security Assurance Inc. and Financial Security Assurance International, Ltd. (Incorporated by reference to Exhibit 10.10 to Form 8-K filed on July 8, 2009)
10.24	Reimbursement Guaranty, dated as of July 1, 2009, made by Dexia Crédit Local S.A. in favor of Financial Security Assurance Inc. and Financial Security Assurance International, Ltd. (Incorporated by reference to Exhibit 10.11 to Form 8-K filed on July 8, 2009)
10.25	Indemnification Agreement (FSA Global Business), dated as of July 1, 2009, by and between Financial Security Assurance Inc., Assured Guaranty Ltd. and Dexia Crédit Local S.A. (Incorporated by reference to Exhibit 10.13 to Form 8-K filed on July 8, 2009)
10.26	Pledge and Administration Annex Amendment Agreement dated as of July 1, 2009 among Dexia SA, Dexia Crédit Local S.A., Dexia Bank Belgium SA, Dexia FP Holdings Inc., Financial Security Assurance Inc., FSA Asset Management LLC, FSA Portfolio Asset Limited, FSA Capital Markets Services LLC, FSA Capital Markets Services (Caymans) Ltd., FSA Capital Management Services LLC and The Bank of New York Mellon Trust Company, National Association (Incorporated by reference to Exhibit 10.14 to Form 8-K filed on July 8, 2009)
10.27	Put Confirmation Annex Amendment Agreement dated as of July 1, 2009 among Dexia SA and Dexia Crédit Local S.A. and FSA Asset Management LLC and Financial Security Assurance Inc. (Incorporated by reference to Exhibit 10.15 to Form 8-K filed on July 8, 2009)
10.28	Pledge and Intercreditor Agreement, among Dexia Crédit Local, Dexia Bank Belgium S.A., Financial Security Assurance Inc. and FSA Asset Management LLC, dated November 13, 2008 (Incorporated by reference to Exhibit 10.3 to Financial Security Assurance Holdings Ltd.'s Form 10-Q for the quarter ended September 30, 2008)
10.29	Amended and Restated Pledge and Intercreditor Agreement, dated as of February 20, 2009, between Dexia Crédit Local, Dexia Bank Belgium S.A., Financial Security Assurance Inc., FSA Asset Management LLC, FSA Capital Markets Services LLC and FSA Capital Management Services LLC (Incorporated by reference to Exhibit 10.19 to Financial Security Assurance Holdings Ltd.'s Form 10-K for the year ended December 31, 2008)
10.30	Put Option Agreement, dated as of June 23, 2003 by and between FSA and Sutton Capital Trust I (Incorporated by reference to Exhibit 99.5 to Financial Security Assurance Holdings Ltd.'s Form 10-Q for the quarter ended June 30, 2003)
10.31	Put Option Agreement, dated as of June 23, 2003 by and between FSA and Sutton Capital Trust II (Incorporated by reference to Exhibit 99.6 to Financial Security Assurance Holdings Ltd.'s Form 10-Q for the quarter ended June 30, 2003)
10.32	Put Option Agreement, dated as of June 23, 2003 by and between FSA and Sutton Capital Trust III (Incorporated by reference to Exhibit 99.7 to Financial Security Assurance Holdings Ltd.'s Form 10-Q for the quarter ended June 30, 2003)
10.33	Put Option Agreement, dated as of June 23, 2003 by and between FSA and Sutton Capital Trust IV (Incorporated by reference to Exhibit 99.8 to Financial Security Assurance Holdings Ltd.'s Form 10-Q for the quarter ended June 30, 2003)

	Description of Document
10.34	Contribution Agreement, dated as of November 22, 2006, between Dexia S.A. and Financial Security Assurance Holdings Ltd. (Incorporated by reference to Exhibit 10.4 to Financial Security Assurance Holdings Ltd.'s Form 8-K filed on November 28, 2006)
10.35	Agreement and Amendment between Dexia Holdings Inc., Dexia Credit Local S.A. and the Company dated as of June 9, 2009 (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on June 12, 2009)
10.36	Stock Purchase Agreement, dated as of December 22, 2014, between Assured Guaranty Corp. and Radian Guaranty Inc. (Incorporated by reference to Exhibit 10.44 to Form 10-K for the year ended December 31, 2014)
10.37	Summary of Annual Compensation*
10.38	Director Compensation Summary (Incorporated by reference to Exhibit 10.7 to Form 10-Q for the quarter ended March 31, 2023)*
10.39	Assured Guaranty Ltd. 2004 Long-Term Incentive Plan, as amended and restated as of May 7, 2009 and as amended through the Fourth Amendment (Incorporated by reference to Exhibit 10.43 to Form 10-K for the year ended December 31, 2016)*
10.40	Assured Guaranty Ltd. Employee Stock Purchase Plan, as amended through the Fourth Amendment (Incorporated by reference to Exhibit 10.8 to Form 10-Q for the quarter ended March 31, 2023)*
10.41	Assured Guaranty Ltd. Executive Severance Plan (amended and restated effective February 21, 2022) (Incorporated by reference to Exhibit 10.45 to Form 10-K for the year ended December 31, 2021)*
10.42	Form of Acknowledgement Letter for Participants in Assured Guaranty Ltd. Executive Severance Plan and Executive Officer Recoupment Policy(Incorporated by reference to Exhibit 10.46 to Form 10-K for the year ended December 31, 2021)*
10.43	Assured Guaranty Ltd. Perquisite Policy, established February 9, 2012, and amended and restated on November 1, 2018 (Incorporated by reference to Exhibit 10.57 to Form 10-K for year ended December 31, 2018)*
10.44	Form of Indemnification Agreement between the Company and its executive officers and directors (Incorporated by reference to Exhibit 10.8 to Form 10-Q for the quarter ended March 31, 2022)*
10.45	AG US Group Services Inc. Supplemental Executive Retirement Plan as Amended and Restated Effective January 1, 2020 (Incorporated by reference to Exhibit 10.60 to Form 10-K for the year ended December 31, 2019)*
10.46	Financial Security Assurance Holdings Ltd. 1989 Supplemental Executive Retirement Plan (amended and restated as of December 17, 2004) (Incorporated by reference to Exhibit 10.4 to Financial Security Assurance Holdings Ltd.'s Form 8-K filed on December 17, 2004)*
10.47	Amendment to the Financial Security Assurance Holdings Ltd. 1989 Supplemental Employee Retirement Plan (Incorporated by reference to Exhibit 10.29 to Form 10-Q for the quarter ended June 30, 2009)*
10.48	Financial Security Assurance Holdings Ltd. 2004 Supplemental Executive Retirement Plan, as amended on February 14, 2008 (Incorporated by reference to Exhibit 10.3 to Financial Security Assurance Holdings Ltd.'s Form 8-K filed on February 15, 2008)*
10.49	Share Purchase Agreement relating to the sale and purchase of MBIA UK Insurance Limited, dated September 29, 2016, between MBIA UK (Holdings) Limited and Assured Guaranty Corp. (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2016)
10.50	2019 Form of Executive TSR Performance Based Restricted Stock Unit Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2019)*
10.51	2020 Form of Executive TSR Performance Based Restricted Stock Unit Agreement under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2020)*
10.52	2020 Form of Executive ABV Performance Based Restricted Stock Unit Agreement under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2020)*
10.53	2020 Form of Executive Restricted Stock Unit Agreement under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2020)*
10.54	Purchase Agreement, dated as of August 7, 2019, among BlueMountain Capital Management, LLC, BlueMountain GP Holdings, LLC, BlueMountain CLO Management, LLC, Assured Guaranty US Holdings Inc., Assured Guaranty Ltd., Affiliated Managers Group, Inc. and the sellers named therein (Incorporated by reference to Exhibit 2.1 to Form 10-Q for the quarter ended June 30, 2019)*
10.55	2021 Form of Executive TSR Performance Based Restricted Stock Unit Agreement under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2021)*
10.56	2021 Form of Executive ABV Performance Based Restricted Stock Unit Agreement under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2021)*
10.57	2021 Form of Executive Restricted Stock Unit Agreement under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2021)*

	Description of Document
10.58	Separation Agreement, dated as of December 21, 2021, between the Company and Russell B. Brewer II (Incorporated by reference to 10.72 to Form 10-K for the year ended December 31, 2021)*
10.59	2022 Form of Executive TSR Performance Based Restricted Stock Unit Agreement under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2022)*
10.60	2022 Form of Executive ABV Performance Based Restricted Stock Unit Agreement under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2022)*
10.61	2022 Form of Executive Restricted Stock Unit Agreement under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2022)*
10.62	2022 Form of Executive Non-Equity Incentive Award Agreement under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended March 31, 2022)*
10.63	2023 Form of Executive TSR Performance Based Restricted Stock Unit Agreement under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.78 to Form 10-K for the year ended December 31, 2023)*
10.64	2023 Form of Executive ABV Performance Based Restricted Stock Unit Agreement under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2023)*
10.65	2023 Form of Executive Restricted Stock Unit Agreement under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2023)*
10.66	2023 Form of Executive Non-Equity Incentive Award under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2023)*
10.67	Form of Restricted Stock Agreement for Outside Directors under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan, as in effect for awards commencing in 2003 (Incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended March 31, 2023)*
10.68	Separation Agreement, dated as of July 7, 2023, between the Company and David A. Buzen (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2023)*
10.69	Amended and Restated Separation Agreement, dated as of February 26, 2024, between the Company and David A. Buzen*
21.1	Subsidiaries of the Registrant
22.0	Subsidiary Guarantors and Issuers of Guaranteed Securities
23.1	Accountants Consent
31.1	Certification of CEO Pursuant to Exchange Act Rules 13A-14 and 15D-14, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of CFO Pursuant to Exchange Act Rules 13A-14 and 15D-14, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Amended and Restated Assured Guaranty Ltd. Executive Recoupment Policy (as amended and restated on October 31, 2023)*
101.1	The following financial information from Assured Guaranty Ltd.'s Annual Report on Form 10-K for the year ended December 31, 2023 formatted in inline XBRL: (i) Consolidated Balance Sheets at December 31, 2023 and 2022; (ii) Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2023, 2022 and 2021; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and (vi) Notes to Consolidated Financial Statements.
104.1	The Cover Page Interactive Data File from Assured Guaranty Ltd.'s Annual Report on Form 10-K for the year ended December 31, 2023 formatted, in Inline XBRL (the cover page XBRL tags are embedded in the Inline XBRL document and included in Exhibit 101).

* Management contract or compensatory plan

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Assured Guaranty Ltd.

By: /s/ Dominic J. Frederico

Name: Dominic J. Frederico
Title: *President and Chief Executive Officer*

Date: February 28, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Francisco L. Borges Francisco L. Borges	Chairman of the Board; Director	February 28, 2024
/s/ Dominic J. Frederico Dominic J. Frederico	President and Chief Executive Officer; Director	February 28, 2024
/s/ Benjamin G. Rosenblum Benjamin G. Rosenblum	Chief Financial Officer (Principal Financial Officer)	February 28, 2024
/s/ Laura Bieling Laura Bieling	Chief Accounting Officer (Principal Accounting Officer)	February 28, 2024
Mark C. Batten	Director	February 28, 2024
/s/ G. Lawrence Buhl G. Lawrence Buhl	Director	February 28, 2024
/s/ Bonnie L. Howard Bonnie L. Howard	Director	February 28, 2024
/s/ Thomas W. Jones Thomas W. Jones	Director	February 28, 2024
/s/ Patrick W. Kenny Patrick W. Kenny	Director	February 28, 2024
/s/ Alan J. Kreczko Alan J. Kreczko	Director	February 28, 2024
Simon W. Leathes	Director	February 28, 2024

Name	Position	Date
/s/ Yukiko Omura	Director	February 28, 2024
Yukiko Omura		
/s/ Lorin P.T. Radtke	Director	February 28, 2024
Lorin P.T. Radtke		
/s/ Courtney C. Shea	Director	February 28, 2024
Courtney C. Shea		

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Assured Guaranty Ltd.

CORPORATE INFORMATION

Corporate Headquarters

Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08
Bermuda
Phone: +1 441 279 5700

Other Locations

Bermuda

Assured Guaranty Re Ltd.
Assured Guaranty Re Overseas Ltd.

30 Woodbourne Avenue
Hamilton HM 08
Phone: +1 441 279 5700

United States

Assured Guaranty Municipal Corp.
Assured Guaranty Corp.

1633 Broadway
New York, NY 10019
Phone: +1 212 974 0100

150 California Street
Suite 500
San Francisco, CA 94111
Phone: +1 415 995 8000

United Kingdom

Assured Guaranty UK Limited

11th Floor, 6 Bevis Marks
London, EC3A 7BA
Phone: +44 20 7562 1900

France

Assured Guaranty (Europe) SA

71, rue du Faubourg Saint-Honoré
75008, Paris, France
Phone: +33 1 78 96 90 20

Australia

AG Services Australia Pty Limited

Level 21, 8 Chifley Square
Sydney NSW 2000
Australia
Phone: +61 2 9037 7703

Stock Exchange Listing

Assured Guaranty Ltd. is listed on the New York Stock Exchange under the symbol AGO.

Investor Inquiries

Our annual report on Form 10-K, quarterly reports on Form 10-Q, proxy statement, quarterly earnings releases and other investor information may be obtained at no cost by contacting our Investor Relations Department. Links to our SEC filings, press releases, product descriptions and other information may be found on our website at AssuredGuaranty.com.

Our Global Code of Ethics; Corporate Governance Guidelines; Bye-Laws; Board Committee Charters; Statements on Environmental Policy, Climate Change, Diversity and Inclusion, and Human Rights; and other information relating to corporate governance are also available on our website at AssuredGuaranty.com/governance.

Our Investor Relations Department can be contacted at:
Assured Guaranty Ltd.
Investor Relations Department
30 Woodbourne Avenue
Hamilton HM 08
Bermuda
Phone: +1 441 279 5705
E-mail: ir@agltd.com

Independent Auditors

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017

Transfer Agent of Shareholder Records

Shareholder correspondence should be mailed to:

First Class/Registered/Certified Mail:

Computershare Investor Services
PO Box 505000
Louisville, KY 40233-5000

Courier/Overnight Services:

Computershare Investor Services
462 South 4th Street Suite 1600
Louisville, KY 40202

Shareholder website
www.computershare.com/investor

In the U.S.
Phone: 1 866 214 2267
Outside the U.S.
Phone: +1 201 680 6578
For hearing impaired in the U.S.
Phone: 1 800 231 5469
For hearing impaired outside the U.S.
Phone: +1 201 680 6610

Forward-Looking Statements

Forward-looking statements are being made in this Annual Report that reflect the current views of Assured Guaranty with respect to future events and financial performance. They are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from these statements. Assured Guaranty's forward-looking statements, including those about its future base of predictable earned premium; demand and growth potential for its financial guaranty insurance, including incentives for municipalities to issue bonds it could potentially insure and the impact of increased federal spending on opportunities for it to insure infrastructure projects; the benefits of its diversified production strategy; the impact on Assured Guaranty of any actions by the Oversight Board in Puerto Rico and any future resolution relating to the Puerto Rico Electric Power Authority credits under the Puerto Rico Oversight, Management and Economic Stability Act, any actions Assured Guaranty may take in future related to such credits, any related litigation or actions of the Title III court, the timing of any potential resolutions to such credits, and the future course of Puerto Rico's economy and its ability and willingness to pay its debt in the future; Assured Guaranty's ability to improve returns on its insurance companies' investment portfolios by investing in Sound Point managed funds; the benefits of Assured Guaranty's ownership interest in Sound Point, including growing asset management-related earnings; the demand for financial guaranty insurance or the premium Assured Guaranty is able to charge for its financial guaranties; market understanding of Assured Guaranty's financial guaranty value proposition; the stability of the world economy; Assured Guaranty's positioning for growth in the years ahead and its ability to protect insured investors and shareholders through disciplined underwriting and risk management, produce savings and broaden opportunities for issuers, expand its geographic markets, and actively and prudently manage its capital; Assured Guaranty's calculations of adjusted book value, PVP, net present value of estimated future installment premiums in force and total estimated net future premium earnings; the adequacy of its capital and its ability to manage such capital; Assured Guaranty's ability to realize loss recoveries assumed in its expected loss estimates, to appropriately reserve for and to resolve its exposure to troubled credits within its insured portfolio; and Assured Guaranty's future share repurchase and strategic investment activity, could be affected by a number of factors, including those identified in Assured Guaranty's filings with the Securities and Exchange Commission, which are available on its website. Do not place undue reliance on these forward-looking statements, which are made only as of the date of the statement or, if a date is not specified, as of February 28, 2024 with respect to statements contained in the Annual Report on Form 10-K, and otherwise March 19, 2024. Assured Guaranty does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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2023 ANNUAL REPORT

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